Filed pursuant to Rule 424(b)(4)
Registration No. 333-261133

5,000,000 Shares
Semrush Holdings, Inc.
Class A Common Stock

Semrush Holdings, Inc. is offering 4,000,000 shares of our Class A common stock, and the selling stockholders identified in this prospectus (including certain of our affiliates) are selling an additional 1,000,000 shares of our Class A common stock. We will not receive the proceeds from the sale of the shares of our Class A common stock being sold by the selling stockholders.
Our Class A common stock is listed on the New York Stock Exchange under the symbol “SEMR.” On November 18, 2021, the closing price of our Class A common stock as reported on the New York Stock Exchange was $21.26 per share.
We have two classes of common stock, Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except for voting and conversion rights. Each share of Class A common stock is entitled to one vote. Each share of Class B common stock is entitled to ten votes and is convertible at any time into one share of Class A common stock. The holders of our outstanding Class B common stock will hold approximately 97% of the voting power of our outstanding capital stock upon completion of this offering, with our directors, executive officers, and their affiliates holding approximately 73%.
We are an “emerging growth company” as defined under the federal securities laws and, as such, we have elected to comply with reduced reporting requirements for this prospectus and may elect to do so in future filings.
See “Risk Factors” beginning on page 16 to read about factors you should consider before buying shares of our Class A common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$20.50	$102,500,000
Underwriting discount(1)	$0.82	$4,100,000
Proceeds, before expenses, to Semrush	$19.68	$78,720,000
Proceeds, before expenses, to selling stockholders	$19.68	$19,680,000
_____________
(1)See the section titled “Underwriting” beginning on page 148 for additional information regarding compensation payable to the underwriters.
The underwriters have an option to purchase up to an additional 750,000 shares of Class A common stock from us at the public offering price less the underwriting discount.

The underwriters expect to deliver the shares of Class A common stock to investors on or about November 23, 2021.

Morgan Stanley	Goldman Sachs & Co. LLC	J.P. Morgan	KeyBanc Capital Markets
Piper Sandler			Needham & Company

Prospectus dated November 18, 2021.

TABLE OF CONTENTS
Prospectus

You should rely only on the information contained in this prospectus or in any free writing prospectus filed with the Securities and Exchange Commission. Neither we, the selling stockholders, nor any of the underwriters have authorized anyone to provide any information or make any representations other than those contained in this prospectus or in any free writing prospectus we have prepared. Neither we, the selling stockholders, nor any of the underwriters take any responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the selling stockholders are offering to sell, and seeking offers to buy, shares of Class A common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our Class A common stock. Our business, financial condition, results of operations, and prospects may have changed since such date.
For investors outside of the United States: Neither we, the selling stockholders, nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourself about, and to observe any restrictions relating to, this offering and the distribution of this prospectus outside of the United States.

PROSPECTUS SUMMARY
This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our Class A common stock. You should read this entire prospectus carefully, including the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, our consolidated financial statements, and the related notes included elsewhere in this prospectus, before making an investment decision. Unless the context otherwise requires, the terms “Semrush,” “the company,” “we,” “us” and “our” in this prospectus refer to Semrush Holdings, Inc. and its consolidated subsidiaries.
SEMRUSH HOLDINGS, INC.
Overview
We are a leading online visibility management software-as-a-service platform. We enable companies globally to identify and reach the right audience for their content, in the right context, and through the right channels. Online visibility represents how effectively companies connect with consumers across a variety of digital channels, including search, social and digital media, digital public relations, and review websites. The evolving online landscape and information overload from online content have made it increasingly difficult for companies to understand and manage their online visibility. Our proprietary software-as-a-service (“SaaS”) platform enables us to aggregate and enrich trillions of data points collected from over 200 million unique domains. Our platform enables our customers to understand trends and act upon unique insights to improve their online visibility, drive high-quality traffic to their websites and social media pages, as well as online listings, distribute highly targeted content to their customers, and measure the effectiveness of their digital marketing campaigns. As of September 30, 2020 and 2021, our differentiated platform empowered over 307,000 and 548,000 active free customers, respectively, and over 64,000 and 79,000 paying customers, respectively, in over 145 and 146 countries, respectively.
As interactions between companies and their customers continue to shift online, managing a company’s online visibility has become critical. With over 4.9 billion internet users in the third quarter of 2020, according to Internet World Stats, and consumers worldwide spending an average of over six and a half hours per day online, according to GlobalWebIndex, digital channels are essential for customer engagement. While these digital channels have made it easier for companies to have an online presence, with so many different sources of media competing for customers’ attention, it has become increasingly difficult for companies to be discovered by, and engage with, their customers. Most companies do not have the technology or resources to effectively ingest, aggregate, process, and analyze the vast amount of fragmented data from these diverse sources at scale to derive actionable insights. Companies often attempt to address individual aspects of online visibility, such as search engine optimization (“SEO”), search engine marketing (“SEM”), content marketing, social media management (“SMM”), digital public relations (“PR”), and competitive intelligence, among others. Fully integrated solutions are more likely to drive long-term traffic improvement than siloed approaches, offering more comprehensive functionality and insights, and combining strategies across owned, earned, and paid media.
Our fully integrated SaaS platform leverages our proprietary technology, differentiated data, and actionable insights to improve online visibility. We utilize machine learning capabilities to synthesize broad and deep data sets to derive actionable insights and analytics. Our ability to aggregate, crawl, and process massive data sets, including search engine, website traffic, backlink, online advertising, panel, and social media data, combined with our ability to obtain data from our customers through APIs, enables our software to generate a comprehensive view of a company’s online visibility profile and identify the specific keywords, advertisements, third-party websites, and content that are driving traffic. We also integrate with third-party solutions to create comprehensive end-to-end workflows across the entire marketing funnel. These workflows include analyzing trends, identifying potential opportunities to optimize visibility, creating high-quality content efficiently, helping customers assess different marketing approaches, executing campaigns regularly, and measuring the effectiveness of their marketing campaigns. As a result, we empower companies to improve their online visibility across key channels through a holistic strategy.
In a highly fragmented market with a myriad of network- and channel-specific solutions, our differentiated and integrated platform provides comprehensive insights into a company’s online visibility. Some large technology platforms including Google and Facebook offer their own solutions but are incentivized to prioritize their own paid channels, lack independence, and do not operate across rival networks. Meanwhile, individual solutions targeted at addressing one or a subset of business problems, or point solutions, rely on limited, channel-specific data, providing only partial, incomplete perspectives. Our technology collects, aggregates, and enriches a broad set of fragmented data across networks and channels, which we leverage to derive valuable and actionable insights that we provide our customers. As our data assets grow, our ability to provide insights improves, attracting more customers to our platform and enabling us to invest in new and existing products, thereby further strengthening our competitive position. According to G2.com, Inc. (“G2”), our platform is listed as a leader in the “all segments” category, comprised of reviewers from each of the small-business, mid-market and enterprise segments (as G2 defines such categories), across 19 product categories, including SEO, competitive intelligence, marketing analytics, content analytics, and social media analytics, which reinforces the strategic advantages of providing a comprehensive solution. G2 ranks different products and vendors based on reviews gathered from its user community (subject to certain minimum requirements concerning sample size and reviewer composition), as well as data aggregated from online sources and social networks, to which it applies its proprietary algorithm to calculate satisfaction and market presence scores ranging from 0 to 100 from which the products are ranked.
We offer our solutions on a multi-price point, recurring subscription basis, which provides incremental levels of access to our over 50 products, tools, and add-ons across online visibility management. Some customers start using our products, tools, and add-ons on a free basis before purchasing a subscription to receive premium functionality and additional user licenses. Our compelling value proposition, effective go-to-market strategy, and recurring revenue model drives efficient unit economics. These attributes have enabled us to cost-effectively acquire over 64,000 paying customers as of September 30, 2020 and over 79,000 paying customers as of September 30, 2021, spanning a broad range of industries and geographies.
We utilize a highly efficient, low-touch sales approach focused on driving customers to our platform through a self-service model, allowing our sales team to focus on retention and account expansion. Our multi-price point structure also drives meaningful upsell opportunities through higher usage limits, greater product functionality, additional user licenses, and product add-ons, as reflected by our dollar-based net revenue retention rate of 115% and 124% as of September 30, 2020 and 2021, respectively, and our compounded average annual revenue growth rate of over 50% between the years ended December 31, 2016 and December 31, 2020. We have introduced several new add-on offerings, which have enabled us to grow our annual recurring revenue (“ARR”) per paying customer from $2,099 as of September 30, 2020 to $2,480 as of September 30, 2021. We define ARR as the daily revenue of all paid subscription agreements that are actively generating revenue as of the last day of the reporting period multiplied by 365, except that we calculate the ARR from Prowly’s customers as the monthly recurring revenue as of the last month of the reporting period multiplied by 12. We include both monthly recurring paid subscriptions, which renew automatically unless cancelled, as well as the annual recurring paid subscriptions so long as we do not have any indication that a customer has cancelled or intends to cancel its subscription and we continue to generate revenue from them.
Our success is driven by our experienced leadership team and culture of continuous innovation. We have been led by our co-founders, Oleg Shchegolev and Dmitry Melnikov, since our inception 13 years ago. Our culture is driven by a collaborative and innovative leadership style, which has allowed us to expand from a single product in 2008 to our comprehensive online visibility management SaaS platform comprised of over 50 products, tools, and add-ons today.

Our capital efficient model has enabled us to grow to $134.8 million in ARR as of September 30, 2020, and to $198.7 million in ARR as of September 30, 2021. For the years ended December 31, 2019 and 2020, our revenue was $92.1 million and $124.9 million, respectively, representing growth of 35.6% and for the nine months ended September 30, 2020 and 2021, our revenue was $88.4 million and $134.3 million, respectively, representing growth of 51.8%. For the years ended December 31, 2019 and 2020, our net loss was $10.2 million and $7.0 million, respectively, and for the nine months ended September 30, 2020 and 2021, our net (loss) income was $(5.1) million and $0.6 million, respectively.
Our Industry
Cisco estimates that 66% of the global population is expected to have internet connectivity by 2023. To engage with this massive consumer community, companies are continuing to rapidly increase their online presence. The COVID-19 pandemic has further accelerated this trend as traditional brick-and-mortar companies are forced to operate online to survive in the wake of government-mandated shut-downs and social distancing practices. For example, based on a survey by McKinsey & Company, globally, the percentage of consumer interactions that are digital increased to 58% in July 2020, up from 36% in December 2019. Meanwhile, companies that have historically relied on face-to-face interactions to promote and sell their products and services, such as business-to-business companies that host a range of events, presentations, and trade shows, have been required to transition online to continue driving demand. However, the significant increase in availability of digital content, including social media, blogs, and videos, accelerated by social media and organic search, has further driven increased competition for consumers’ attention.
The awareness stage is the most critical part of the digital marketing process, as it introduces a company’s brand to consumers and educates them on its differentiation and value proposition. An initial positive company-consumer interaction improves the efficacy of the digital marketing process. Efficient consumer acquisition enables companies to scale and drive long-term return on investment (“ROI”) on their sales and marketing spend.
Companies utilize a number of digital strategies to drive online awareness, including paid advertisement, social media, digital PR, owned media, and SEO. Investing in only a single strategy is not sufficient to maximize online visibility and may not yield meaningful ROI on digital investments. While paid advertisements are effective at driving immediate traffic to their website(s) they are costly and require routine updates with new content. Social media and digital PR are effective at driving sustained traffic and awareness over the long term, but require significant upfront time and costs to invest in relationships with social media influencers and journalists. Lastly, once a company’s site and keywords are ranked on search engines, such ranking is sustained for an extended period of time, driving long-term traffic; however, it takes significant time to create content and attain an advantageous rank in search engines across key categories. As a result, companies benefit from utilizing a comprehensive strategy that combines paid advertisements, social media, digital PR, owned media, and SEO to drive long-term ROI on their digital spend and maximize traffic to their website(s). The following diagram provides an illustrative example of the relative time required to generate traffic to a company’s website utilizing the various digital strategies described above (and the benefit of a holistic online strategy). The diagram is based on our experience and estimates, is not intended to cover a particular time period or quantify the amount of traffic generated by any such strategy, and does not represent or measure actual experiences of traffic or time.
The Limitations of Existing Solutions
We believe that existing solutions do not provide companies with holistic online visibility management. The key limitations of existing solutions include:
•Companies lack the technology to aggregate and process broad and deep data sets. Companies collect data from online content through a broad range of individual channels and networks but struggle to aggregate and process the data, which makes it difficult to form a complete view of how efficiently their content drives traffic to their websites. Even if companies had the ability to generate their own internal data, they lack the competitive intelligence and perspectives on other websites to synthesize the data to derive analytics and insights.
•Lack of comprehensive analytics and insights. Network-specific and point solutions are not able to provide comprehensive insights about a company’s online visibility, limiting a company’s ability to make a fulsome set of changes to drive more and higher quality traffic to their websites.
•Large technology platforms do not provide unbiased, comprehensive insights. Some large technology platforms, including Google and Facebook, only provide insights into their own networks and are financially incentivized to prioritize their own paid channels. This significantly limits their ability to provide comprehensive insights and functionality for potential customers and underscores the need for an independent, unbiased online visibility solutions provider.
•Limited third-party integrations. Third-party integrations are critical to provide incremental data and seamless end-to-end workflows, addressing top-of-funnel needs for marketing professionals. However, most existing solutions have limited integrations, significantly impacting their functionality and usefulness, requiring companies to spend time and money integrating several solutions themselves.
•Not designed for a comprehensive view of online visibility. Many companies need to combine perspectives from multiple third-party vendors to form a holistic view of their online presence. This dynamic complicates the customer experience and may undermine a company’s ability to derive actionable insights as products from different vendors may not communicate with each other. It is critical for teams across an organization to work together to effectively manage a company’s online visibility, but managing multiple products makes collaboration more challenging.
•Inefficiency. Subscribing to a patchwork of multiple point solutions for analytics and insights can be expensive and diminish returns on technology investments. This inefficiency results in increased costs due to the need to integrate multiple information technology (“IT”) systems and the manpower required to train and utilize multiple software platforms.
The Benefits of Our Solution
The key benefits of our solution include:
•Robust, proprietary technology platform. We developed our technology platform over the last 13 years, leveraging machine learning to aggregate, cleanse, and analyze an immense amount of proprietary and third-party unstructured data. Our data assets include over 200 million domains, 20 billion keywords, click stream panel data from an average of over one billion events per week, over 33 trillion backlinks, over 17 billion URLs crawled per day on average, 310 million Google Display Network banner advertisements, and a range of data aggregated from social media networks, all of which scale continuously as customers use our platform.
•All-in-one SaaS solution to provide comprehensive online visibility. Our software products cover key aspects of online visibility, including SEO, SEM, content, advertising, competitive research, SMM, and digital PR. Our comprehensive solution is built with differentiated insights into traffic sources for specific sites, analysis of drivers of traffic to a company’s and its competitors’ websites, the keywords that are driving this traffic, and the effectiveness of a company’s content marketing strategy.
•End-to-end workflows with third-party integrations. Our platform maintains a range of seamless third-party integrations for data, workflow, and reporting capabilities, enabling our customers to manage every critical step in optimizing their online visibility. Notable integrations include Google Analytics, YouTube, Facebook, Twitter, Domo, Yext, and Microsoft Outlook.
•Intuitive, easy-to-use platform. Our SaaS platform prioritizes the customer experience and promotes collaboration across functional teams. We have developed easy-to-use dashboards, report builders, project sharing, and task management capabilities that streamline the analytics process for our customers through an intuitive and modern customer experience, while enabling intra-company teams to work together seamlessly to manage a company’s online visibility.
•Strong value proposition. Our comprehensive product suite delivers differentiated insights through a singular platform that enables companies to efficiently manage online visibility, reduce traffic acquisition costs, promote consumer engagement, minimize the cost associated with managing multiple third-party vendors, and acquire new customers.
Our Market Opportunity
As companies of all sizes and across all industries continue to transition online, we believe that the availability of digital content will continue to increase and thus drive further competition for consumers’ attention. We believe that in order for companies to connect with existing and new potential consumers, companies will need to increase their online visibility. Companies must have a complete picture of their online visibility relative to their competition, and we believe that our fully integrated SaaS platform provides companies comprehensive and actionable insights to drive online traffic.

We estimate that, based on our current average customer spending levels, the annual global potential market opportunity for our online visibility management SaaS platform is currently $13 billion. We calculated this estimate based on the number of small and medium sized companies (those with less than 500 employees) and large companies (those with 500 or more employees) in the United States, based on information published by the U.S. Census Bureau. Approximately 94.8% of our customers are in the small and medium sized category and in such category our customers had an ARR per paying customer of $2,000 as of December 31, 2020, and our large enterprise customers had an ARR per paying customer of $4,200 as of December 31, 2020. With approximately 54% and 55% of our revenue coming from customers outside of the United States in the year ended December 31, 2020 and in the nine months ended September 30, 2021, respectively, we believe the opportunity internationally is at least as large as in the United States. We then multiplied the total number of companies in each segment by the average revenue per customer for each segment. We calculate the average revenue per customer for each segment using internal data based on actual customer spend. We assume 50% online penetration in the small company segment (those with less than 20 employees) and 100% penetration in the medium sized (those with between 20 and 499 employees) and large company segments. We believe that a 50% online penetration estimate for the small company segment is conservative as small companies are continuing to shift their operations online, particularly in response to the COVID-19 pandemic. As such, at 100% penetration, we estimate that our global annual potential market opportunity is over $20 billion, with $150 million of such annual global potential market opportunity attributable to large enterprise customers.
Our Growth Strategies
The key elements of our growth strategy include:
•Acquire new customers. We expect to continue to target new customers who have not yet adopted online visibility management solutions and those who are currently using our free offering. Our sales model for new customers is highly efficient due to our low-friction, self-service onboarding capabilities that allow us to acquire new customers with relatively low sales investment. Additionally, we monitor the conversion of free customers to paying customers.
•Expand the use of our platform by our existing paying customer base. Our substantial base of over 64,000 paying customers as of September 30, 2020 and over 79,000 paying customers as of September 30, 2021, presents a significant opportunity to increase monetization. We expect to continue to grow our revenue from our existing customers as they seek to add premium features and additional user licenses, as reflected by our dollar-based net revenue retention rate of 120% and 114% as of December 31, 2019 and 2020, respectively, and 115% and 124% as of September 30, 2020 and 2021, respectively.
•Continue to innovate and develop new products and features. We continue to invest in research and development to enhance our platform and release new products and features while bolstering one of the largest independent data sets for online visibility. We maintain close relationships with our customer base whom provide us with frequent and real-time feedback, which we leverage to rapidly update and optimize our platform. The release of new products, tools, add-ons, and features has enabled us to drive higher monetization over time as we have increased our ARR per paying customer from $2,099 as of September 30, 2020 to $2,480 as of September 30, 2021. For example, we released our premium competitive intelligence tool in the first quarter of 2019 and in eleven quarters have scaled it to over $10.1 million in ARR.
•Pursue opportunistic M&A. Our management team expects to continue to allocate resources to identify, evaluate, and execute strategic acquisitions. For example, we acquired Prowly.com Sp. z o. o. (“Prowly”) in August 2020 to expand our technological capabilities and solutions offerings. Prowly significantly accelerated our product expansion into the digital PR software space and added four new product categories, as defined by G2, to our product portfolio.

Summary of Risks Affecting Us
Investing in our Class A common stock involves substantial risks. The risks described in the section titled “Risk Factors” immediately following this summary may cause us to not realize the full benefits of our competitive strengths or to be unable to successfully execute all or part of our strategy and may cause our business, financial condition, liquidity, results of operations, and prospects to be materially and adversely affected. Some of the more significant risks include the following:
•Our business and operating results will be harmed if our paying customers do not renew and/or upgrade their premium subscriptions or if they fail to purchase additional products.
•If we fail to attract new potential customers, register them for trials, and convert them into paying customers, our operating results would be harmed.
•The market in which we operate is intensely competitive, and if we do not compete effectively, improve and introduce compelling new products, add-ons, and tools, and offer high-quality customer service, our ability to attract and retain customers could be harmed.
•We have incurred losses in the past and may not achieve profitability in the future.
•Our products depend on third-party data sources and third-party integrations, the loss or impairment of which could cause our business to suffer.
•If we are unable to maintain and enhance our brand our ability to maintain and expand our customer base may be impaired, and our business and financial results may be harmed.
•The loss of one or more of our executive officers and other key employees, a failure to attract and retain other highly skilled employees, or an inability to maintain our company’s culture could harm our business.
•If we fail to maintain and improve our methods and technologies, including anticipating or adapting to new social media platforms, or fail to anticipate new methods or technologies for data collection and analysis, hardware, software, and software related technologies, competing products and services could surpass ours in depth, breadth, or accuracy of our data, the insights that we offer or in other respects.
•Failures or loss of, or material changes with respect to, the third-party hardware, software, and infrastructure on which we rely, including third-party data center hosting.
•Facilities and third-party distribution channels to support our operations, could adversely affect our business.
•Breaches, unauthorized access or disclosure of or changes in laws or public perception related to confidential information or personal information of any customers of our platform could cause our reputation to be harmed and we may be exposed to liability.
•In recent periods, we have experienced, and expect to continue to experience, rapid growth, and organizational change. If we fail to manage our growth effectively, we may be unable to execute our business plan, maintain high-quality customer service, and customer satisfaction or attract new employees and customers.
•We are exposed to risks associated with premium subscription and payment processing and any disruption to such processing systems could adversely affect our business and results of operations.

•A significant portion of our operations is located outside of the United States, which subjects us to additional risks, including increased complexity, the costs of managing international operations, geopolitical instability, and fluctuations in currency exchange rates.
•Adverse or weakened general economic and market conditions, including in connection with the continuation or uncertainty of the COVID-19 pandemic, may reduce spending on sales and marketing technology and information technology, and may affect how we operate our business, which could harm our revenue, results of operations, and cash flows.
•Changes in the sizes or types of paying customers that purchase premium subscriptions to our platform or products could affect our business, and our financial results may fluctuate due to increasing variability in our sales cycles.
•Forecasts of our market and market growth may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, there can be no assurance that our business will grow at similar rates, or at all.
•We may be subject to litigation for any of a variety of claims, which could harm our reputation and adversely affect our business, results of operations, and financial condition.
•Our failure to use the proceeds of this offering effectively or to raise additional capital or generate cash flows necessary to expand our operations and invest in new technologies in the future could reduce our ability to compete successfully and harm our results of operations.
•Our referral partners and resellers provide revenue to our business, and we benefit from our association with them. Our failure to maintain successful relationships with these partners could adversely affect our business.
•The dual class structure of our common stock has the effect of concentrating voting control with those stockholders who held our capital stock prior to the completion of this offering, including our directors, executive officers, and their affiliates, who will hold in the aggregate 73% of the voting power of our capital stock upon the completion of this offering, which will limit or preclude your ability to influence corporate matters.
Channels for Disclosure of Information
Investors, the media, and others should note that, following the completion of this offering, we intend to continue to announce material information to the public through filings with the U.S. Securities and Exchange Commission (the “SEC”), the investor relations page on our website, press releases and public conference calls, and webcasts.
Corporate Information
We were founded in 2008 and operated as an unincorporated entity prior to our incorporation in 2012 as Semrush Inc., a Delaware corporation (“Semrush US Sub”). In 2013, all of the outstanding shares of Semrush US Sub’s common stock were transferred to Bootstrap Marketing Group Ltd., a Cyprus limited liability company, and as a result, Semrush US Sub became a wholly owned subsidiary of Bootstrap Marketing Group Ltd. In 2015, Bootstrap Marketing Group Ltd. was renamed SEMrush CY LTD (“Semrush CY”). Prior to December 2019, Semrush CY had three wholly owned subsidiaries, SEMrush RU Limited, a Russian limited company (“Semrush RU”), SEMrush SM Limited, a Russian limited company (“Semrush SM”), and Semrush US Sub. Semrush US Sub in turn had one wholly owned subsidiary, SEMrush CZ s.r.o., a Czech Republic limited liability company (“Semrush CZ”).

On December 19, 2019, Semrush Holdings, Inc., a Delaware corporation, was incorporated and entered into a Contribution and Exchange Agreement with Semrush CY, pursuant to which the holders of all outstanding shares of capital stock of Semrush CY contributed those shares to Semrush Holdings, Inc. in exchange for shares of capital stock of Semrush Holdings, Inc. (the “2019 Share Exchange”). Upon the 2019 Share Exchange, the historical consolidated financial statements of Semrush CY included in this prospectus became the historical consolidated financial statements of Semrush Holdings, Inc. On December 27, 2019, we completed a series of transfer, assignment and assumption transactions pursuant to which, among other assets assigned from Semrush CY to Semrush Holdings, Inc. and Semrush US Sub, each of Semrush CY, Semrush RU, Semrush SM, and Semrush US Sub became wholly owned subsidiaries of Semrush Holdings, Inc. Semrush CZ remains a wholly owned subsidiary of Semrush US. Additionally, in August 2020, Semrush completed its acquisition of Prowly. Semrush CY, Semrush RU, Semrush SM, Semrush US Sub, Semrush CZ, and Prowly are collectively referred to herein as the “Subsidiaries”.
The following diagram illustrates our current corporate structure. Please see the section entitled “Business — Corporate Organizational Chart” for additional information.
Our principal executive offices are located at 800 Boylston Street, Suite 2475, Boston, MA 02199 and our telephone number is (800) 851-9959. Our website address is www.semrush.com. Information contained on or that can be accessed through our website and our twitter account (@semrush) does not constitute part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.
“SEMRush” is our registered trademark in the United States, Australia, Bahrain, Belarus, Bosnia and Herzegovina, China, the European Union (“EU”), Iceland, India, Iran, Israel, Japan, Kazakhstan, Liechtenstein, Monaco, Montenegro, New Zealand, Norway, Russia, Serbia, Singapore, South Korea, Swaziland, Switzerland, Turkey, Ukraine, and Vietnam. We hold registrations for the “SEMRush” trademark in Brazil and the Philippines and an application for registration is pending in Canada. We have two additional registered trademarks in the United States and nine pending applications for registration of other trademarks, including for the “Prowly” and “Sellzone” marks and the Semrush logo, in the United States, with additional trademark registration applications pending in the EU and other countries. Other trademarks and trade names referred to in this prospectus are the property of their respective owners.

Emerging Growth Company
We are an emerging growth company within the meaning of the JOBS Act. As an emerging growth company, we may take advantage of certain exemptions from various public reporting requirements, including the requirement that our internal control over financial reporting be audited by our independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, certain requirements related to the disclosure of executive compensation in this prospectus, in our periodic reports, and proxy statements, and the requirement that we hold a nonbinding advisory vote on executive compensation and any golden parachute payments. We may take advantage of these exemptions until we are no longer an emerging growth company. We may choose to take advantage of some, or all, of the available exemptions. We have taken advantage of some reduced reporting burdens in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.
We will remain an emerging growth company until the earliest of (i) the last day of the year in which we have total annual gross revenue of $1.07 billion or more, (ii) December 31, 2026, (iii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years, or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC.
In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected not to “opt out” of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we will adopt the new or revised standard at the time private companies adopt the new or revised standard and will do so until such time that we either (i) irrevocably elect not to avail ourselves of such extended transition period or (ii) no longer qualify as an emerging growth company.
For certain risks related to our status as an emerging growth company, see the section titled “Risk Factors — Risks Related to Ownership of Our Class A Common Stock — We are an emerging growth company and we cannot be certain that the reduced disclosure requirements applicable to emerging growth companies will not make our Class A common stock less attractive to investors.”

THE OFFERING

Class A common stock offered by us	4,000,000 shares

Class A common stock offered by the selling stockholders	1,000,000 shares

Total Class A common stock offered	5,000,000 shares

Underwriters’ option to purchase additional shares of Class A common stock from us	We have granted the underwriters an option, exercisable for 30 days after the date of this prospectus, to purchase up to an additional 750,000 shares of Class A common stock.

Class A common stock to be outstanding after this offering	30,157,714 shares (or 30,907,714 shares if the underwriters’ option to purchase additional shares of Class A common stock in this offering is exercised in full)

Class B common stock to be outstanding after this offering	110,517,734 shares

Total Class A common stock and Class B common stock to be outstanding after this offering	140,675,448 shares (or 141,425,448 shares if the underwriters’ option to purchase additional shares of Class A common stock from us in this offering is exercised in full)

Use of proceeds
We estimate that the net proceeds from the sale of shares of our Class A common stock that we are selling in this offering will be approximately $78.0 million (or approximately $92.8 million if the underwriters’ option to purchase additional shares in this offering is exercised in full), based on the offering price of $20.50 per share, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of shares of Class A common stock by the selling stockholders in this offering.

We currently intend to primarily use the net proceeds of this offering to invest further in our sales and marketing activities to grow our customer base, to fund our research and development efforts to enhance our technology platform and product functionality, to pay general and administrative expenses, and to fund our other growth strategies described elsewhere in this prospectus. We may also use the net proceeds for the acquisition of complementary companies, technologies or other assets, although we currently have no agreements, commitments or understandings with respect to any such transaction. See the Section titled “Use of Proceeds” for additional information.

Voting rights	Shares of our Class A common stock are entitled to one vote per share.

Shares of our Class B common stock are entitled to ten votes per share.

Holders of our Class A common stock and Class B common stock generally vote together as a single class, unless otherwise required by law or our amended and restated certificate of incorporation. The holders of our outstanding Class B common stock will hold approximately 97% of the voting power of our outstanding capital stock upon the completion of this offering and will continue to have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of our directors and the approval of any change in control transaction. See the sections titled “Principal and Selling Stockholders” and “Description of Capital Stock” for additional information.

Selling stockholders; concentration of ownership
Oleg Shchegolev and Dmitry Melnikov, who serve as our
co-founders, executive officers, and officers are selling an aggregate of 1,000,000 shares of Class A common stock in this offering. Upon completion of this offering, our executive officers, directors, and their affiliates, will beneficially own, in the aggregate, approximately 73% of the voting power of our outstanding shares of common stock. See the section titled “Principal and Selling Stockholders” for additional information.

Risk factors
Investing in our Class A common stock involves a high degree of risk. See the section titled “Risk Factors” beginning on page 16 for a discussion of factors you should carefully consider before deciding to invest in our Class A common stock.

New York Stock Exchange trading symbol	“SEMR”
The number of shares of Class A and Class B common stock that will be outstanding after this offering is based on 25,657,714 shares of our Class A common stock and 111,017,734 shares of our Class B common stock outstanding as of November 12, 2021, and excludes:
•6,084,730 shares of Class B common stock issuable upon the exercise of stock options outstanding as of November 12, 2021 under our Amended and Restated 2019 Stock Option and Grant Plan (the “2019 Plan”), at a weighted-average exercise price of $1.40 per share;
•348,805 shares of Class A common stock issuable upon the exercise of stock options outstanding as of November 12, 2021 under our 2021 Stock Option Plan (the “2021 Plan”), at a weighted-average exercise price of $18.05 per share;
•237,335 shares of Class A common stock underlying restricted stock units outstanding as of November 12, 2021 under our 2021 Plan;
•13,414,783 shares of Class A common stock available for future issuance under our 2021 Plan as of November 12, 2021; and
•3,000,667 shares of Class A common stock available for future issuance under our Employee Stock Purchase Plan (“ESPP”) as of November 12, 2021.
Our 2021 Plan and ESPP each provide for annual automatic increases in the number of shares reserved thereunder, and our 2021 Plan also provides for increases to the number of shares of Class A common stock that may be granted thereunder based on shares underlying any awards under our 2019 Plan that expire, are forfeited, or are otherwise terminated, as more fully described in the section titled “Executive Compensation—Employee Benefit and Stock Plans.”
Except as otherwise indicated, all information in this prospectus assumes:
•the conversion of 500,000 shares of our Class B common stock held by the selling stockholders into an equivalent number of shares of our Class A common stock immediately prior to the sale by the selling stockholders in this offering (the “Selling Stockholder Conversion”), and that no other shares of Class B common stock are converted to Class A common stock;
•no exercise of the outstanding options or settlement of restricted stock units described above, and no grants of additional options or restricted stock units; and
•no exercise by the underwriters of their option to purchase up to an additional 750,000 shares of Class A common stock from us in this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA
The following tables summarize our consolidated financial data and other data. We have derived the summary consolidated statements of operations data for the years ended December 31, 2019 and 2020 and the consolidated balance sheet data as of December 31, 2020 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the summary consolidated statements of operations data for the nine months ended September 30, 2020 and 2021, and the consolidated balance sheet data as of September 30, 2021 from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited interim consolidated financial statements were prepared on a basis consistent with our annual financial statements and include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the financial information contained in those statements. Our historical results are not necessarily indicative of results that may be expected in the future, and our interim results are not necessarily indicative of the results that may be expected for the full year or any other period. The following summary consolidated financial data and other data should be read in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, our consolidated financial statements, and related notes included elsewhere in this prospectus.

	Year Ended December 31,		Nine Months Ended September 30,
	2019	2020	2020	2021
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenue	$92,109	$124,875	$88,435	$134,255
Cost of revenue (1)	22,540	29,930	21,397	30,373
Gross profit	69,569	94,945	67,038	103,882
Operating expenses
Sales and marketing (1)	41,719	54,518	39,668	55,428
Research and development (1)	14,224	17,528	12,441	17,497
General and administrative (1)	21,848	29,044	19,426	29,796
Total operating expenses	77,791	101,090	71,535	102,721
(Loss) income from operations	(8,222)	(6,145)	(4,497)	1,161
Other expense, net	1,480	290	(194)	(256)
(Loss) income before income taxes	(9,702)	(6,435)	(4,691)	905
Provision for income taxes	464	577	384	328
Net (loss) income	$(10,166)	$(7,012)	$(5,075)	$577
Net (loss) income per share attributable to common stockholders—basic and diluted: (2)	$(0.11)	$(0.07)	$(0.05)	$0.00
Weighted-average number of shares of common stock used in computing net (loss) income per share attributable to common stockholders—basic:	94,530	94,803	94,722	122,595
Weighted-average number of shares of common stock used in computing net (loss) income per share attributable to common stockholders—diluted:	94,530	94,803	94,722	138,639
__________________
(1)See the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Stock-Based Compensation” for detail on stock-based compensation as included within these financial statement line items.

(2)Basic and diluted net loss per share attributable to common stockholders is computed based on the weighted-average number of ordinary shares outstanding during each period. For additional information, see Note 2 to the notes to our consolidated financial statements included elsewhere in this prospectus.

	As of September 30, 2021
	Actual	As Adjusted(1)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$188,510	$266,544
Working capital (2)	137,718	215,925
Total assets	218,793	296,827
Total liabilities	68,738	68,565
Total stockholders’ equity	150,055	228,262
__________________
(1)As adjusted amounts reflect the sale and issuance by us of 4,000,000 shares of our Class A common stock in this offering, based on the offering price of $20.50 per share, and after deducting the underwriting discounts, commissions, and estimated offering expenses payable by us.
(2)We define working capital as total current assets less total current liabilities.

Risk Factors
Investing in our Class A common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, before making a decision to invest in our Class A common stock. If any of the risks actually occur, our business, results of operations, financial condition, and prospects could be harmed. In that event, the trading price of our Class A common stock could decline, and you could lose part or all of your investment.
Most Material Risks to Us
We derive, and expect to continue to derive, substantially all of our revenue and cash flows from our paying customers with premium subscriptions, and our business and operating results will be harmed if our paying customers do not renew their premium subscriptions.
We derive, and expect to continue to derive, substantially all of our revenue and cash flows from our paying customers with premium subscriptions. Our business and financial results depend on our paying customers renewing their subscriptions for our products when existing contract terms expire. Although our customer agreements provide for auto-renewal of subscriptions, our paying customers have no obligation to renew their premium subscriptions if they provide proper notice of their desire not to renew, and we cannot guarantee that they will renew their premium subscriptions for the same or longer terms, the same or a greater number of user licenses or products and add-ons, or at all. We offer premium subscriptions on a monthly or annual basis with our annual subscriptions receiving a discount for the longer-term commitment. Our paying customers predominantly choose monthly subscription terms, which allow them to terminate or adjust their premium subscriptions with us on a monthly basis as external factors change and could cause our results of operations to fluctuate significantly from quarter to quarter. Our renewal rates, including our dollar-based net revenue retention rate, may decline or fluctuate as a result of a number of factors, including customer satisfaction with our platform and products, reliability of our products, our customer success and support experience, the price and functionality of our platform, products, and add-ons relative to those of our competitors, mergers and acquisitions affecting our customer base, the effects of global economic conditions and other external factors, or reductions in our customers’ spending levels. Our business and operating results will be adversely affected if our paying customers do not renew their premium subscriptions.
Our business and operating results will be harmed if our paying customers do not upgrade their premium subscriptions or if they fail to purchase additional products.
Our future financial performance also depends in part on our ability to continue to upgrade paying customers to higher-price point subscriptions and sell additional user licenses, and products and add-ons such as Prowly, Sellzone, and our competitive intelligence tool. Conversely, our paying customers may convert to lower-cost or free subscriptions if they do not perceive value in paying for our higher-price point subscriptions, thereby impacting our ability to increase revenue. For example, a paying customer subscribing to our core product through a “Business” subscription may downgrade to the “Guru” subscription if they do not deem the additional features and functionality worth the incremental costs. To expand our relationships with our customers, we must demonstrate to existing paying and free customers that the additional functionality associated with an upgraded subscription outweighs the incremental costs. Our customers’ decisions as to whether to upgrade their subscriptions or not is driven by a number of factors, including customer satisfaction with the security, performance, and reliability of our platform and products, general economic conditions, the price and functionality of our platform and products relative to those of our competitors, and customer reaction to the price for additional products. If our efforts to expand our relationships with our existing paying and free customers are not successful, our revenue growth rate may decline and our business and operating results will be adversely affected.

If we fail to attract new potential customers through unpaid and paid marketing efforts, register them for trials, and convert them into paying customers, our operating results would be harmed.
The number of new customers we attract, whether as free or paying customers, is a key factor in growing our customer and premium subscription base which drive our revenues and collections. We utilize various unpaid content marketing strategies, including blogs, webinars, thought leadership, and social media engagement, as well as paid advertising, to attract visitors to our websites. We cannot guarantee that these unpaid or paid marketing efforts will continue to attract the same volume and quality of traffic to our websites or will continue to result in the same level of registrations for premium subscriptions as they have in the past. In the future, we may be required to increase our marketing spend to maintain the same volume and quality of traffic. Moreover, we cannot be certain that increased sales and marketing spend will generate more paying customers without increasing our customer acquisition costs on a per paying customer basis. We offer potential customers several tiered subscription options for our online visibility management platform, including free subscriptions of a limited-functionality product and premium subscriptions of our “Pro”, “Guru,” or “Business” offerings for our core product, depending on the level of functionality they seek. We have materially grown our number of paying customers through the provision of free subscriptions and through trials of a premium version of our online visibility and marketing insight products. Trial subscriptions automatically become premium subscriptions if the customer does not opt out of the trial subscription after the trial period is over, and such trial subscriptions can be upgraded to obtain additional features, functionality, and varying levels of access and report generating capabilities. In the future, we may be required to provide additional functionality to our free subscriptions to attract visitors to our websites and incent visitors to sign up for free subscriptions. In addition, we encourage our free customers to upgrade to premium subscriptions through in-product prompts and notifications, by recommending additional features and functionality, and by providing customer support to explain such additional features and functionality. Our failure to attract new free customers and convert them into paying customers could have a material adverse effect on our operating results as our business may be adversely affected by the costs of, and sales lost from, making certain of our products available on a free basis. While we do not receive any revenue from our customers who use our platform on a free basis, we bear incremental expenses as a result of their continuing free access to our platform and certain of our products.
The market in which we operate is intensely competitive, and if we do not compete effectively, our ability to attract and retain free and paying customers could be harmed, which would negatively impact our business and operating results.
The market for our products is fragmented, rapidly evolving, and highly competitive, with relatively low barriers to entry. Our all-in-one software-as-a-service (“SaaS”) platform competes with software products and solutions that are focused on a particular customer need, or point solutions. For example, we compete with point solutions for search advertising and search engine optimization (“SEO”), marketing analytics and social media management (“SMM”), market intelligence, and digital public relations software. Our ability to attract and retain free and paying customers depends in part on the actual and perceived quality and design of our platform, products, and add-ons compared to competitive point solutions and continued market acceptance of our platform, products, and add-ons for existing and new use-cases. To remain competitive and to acquire new customers, we must deliver features and functionality that enhance the utility and perceived value of our platform, products, and add-ons to our prospective and existing customers. Our platform, products, and add-ons must (i) operate without the presence of material software defects, whether actual or perceived, (ii) maintain deep and rich data sources, (iii) adapt to the changing needs of our current and prospective customers including by developing new technology, (iv) adapt to changing functionality and provide interoperability with third-party application programming interfaces (“APIs”), (v) maintain and develop integrations with complementary third-party services that provide value to our customers, (vi) be easy to use and visually pleasing, (vii) deliver rapid return on investment to our customers across multiple functions within their organizations, and (viii) be delivered with a superior customer support experience. We may not be successful in delivering on some or all of the foregoing or in doing so while maintaining competitive pricing, which could result in customer dissatisfaction leading to termination or downgrades of premium subscriptions, fewer new free customers, fewer subscription upgrades, or lower dollar-based net revenue retention rates, prospective customers’ selection of our competitors’ products over our own, and other adverse effects on our business.
Many of our current and future competitors benefit from competitive advantages over us, such as greater name recognition, longer operating histories, more targeted products for specific use cases, larger sales and more established relationships, or integrations with third-party data providers, search engines, online retail platforms, and social media networking sites, and more established relationships with customers in the market. Additionally, many of our competitors may expend a considerably greater amount of funds on their research and development efforts, and those that do not, may be acquired by larger companies that would allocate greater resources to our competitors’ research and development programs. Specifically, our competitors focusing on point solutions may have the ability to expend greater funds in a more targeted manner to develop superior solutions that address a specific need, as compared to our research and development expenditures which are allocated across our platform. In addition, some of our competitors may enter into strategic relationships or consummate strategic acquisitions to offer a broader range of functionality than we do, a more competitive multi-point solution, or to address needs that our platform does not. These types of business combinations may make it more difficult for us to acquire new free customers or maintain or upgrade our free and paying customers, any of which could ultimately impact our ability to compete effectively. We expect these competitive pressures to continue as competitors attempt to strengthen or preserve their market positions and as new competitors enter the market.
Demand for our platform is also price sensitive. Many factors, including our marketing, sales and technology costs, and the pricing and marketing strategies of our competitors, can significantly affect our pricing strategies. Certain competitors offer, or may in the future offer, lower-priced or free products that compete with our platform, products, and/or add-ons, or may bundle their solutions with other companies’ offerings to provide a broader range of functionality at reduced volume pricing. Similarly, certain competitors may use marketing strategies that enable them to acquire customers at a lower cost than we do. Even if such competitive products do not include all the features and functionality that our platform provides, we could face pricing pressure to the extent that customers find such alternative products to be sufficient to meet their needs or do not perceive a material return on investment from the additional features and functionality they would obtain by purchasing our platform relative to the competitive point solutions. Additionally, our competitors may further drive down the price through strategic business combinations. We may be forced to engage in price-cutting initiatives, offer other discounts, or increase our sales and marketing and other expenses to attract and retain free and paying customers in response to competitive pressures, any of which would harm our business and operating results.
We have incurred losses in the past and may not consistently achieve profitability in the future.
We have a history of incurring net losses and, although we have achieved profitability in certain periods, we expect to continue to incur net losses in the future. We incurred net losses of $10.2 million and $7.0 million for the years ended December 31, 2019 and 2020, respectively. We incurred net (loss) income of $(5.1) million and $0.6 million for the nine months ended September 30, 2020 and 2021, respectively. We had an accumulated deficit of $35.2 million as of September 30, 2021. We do not know if we will be able to achieve or sustain profitability in the future. We plan to continue to invest in our research and development, and sales and marketing efforts, and we anticipate that our operating expenses will continue to increase as we scale our business and expand our operations. We also expect our general and administrative expenses to increase as a result of our growth and operating as a public company. Our ability to achieve and sustain profitability is based on numerous factors, many of which are beyond our control.

Our products depend on publicly available and paid third-party data sources, and, if we lose access to data provided by such data sources or the terms and conditions on which we obtain such access become less favorable, our business could suffer.
We have developed our platform, products, and add-ons to rely in part on access to data from third-party sources. The primary sources of third-party data include data collected from third-party websites algorithmically through our proprietary data collection techniques, including web crawling of third-party websites, data purchased from independent third-party data providers, which includes clickstream data, search engine data, online advertising data, and data from social media sources, and reference data that our customers grant us access to, which includes our customers’ website and social media data. We obtain social media data through APIs that connect to social media platform operators, including Facebook, Twitter, Instagram, Pinterest, and LinkedIn. We also collect data from our customers in connection with their use of our platform.
To date, our relationships with most data providers (including social media platforms) are governed by such data providers’ respective standard terms and conditions, which govern the availability and access to, and permitted uses of such data (including via APIs), and which are subject to change by such providers from time to time, with little or no notice and with little or no right of redress. Similarly, our access to publicly available data may depend on restrictions that website owners may impose through technical measures or otherwise, including restrictions on automated data collection. We cannot accurately predict the impact of changes in the terms of data providers that may impede our access to the data. If these data providers or websites choose not to make their data available on the same terms, or at all, we would have to seek alternative sources, which could prove expensive and time-consuming, and may be less efficient or effective. Such changes could impact our ability to provide our services in a timely manner, if at all, and could negatively impact the perceived value of our platform and our business. There can be no assurance that following any such modification of terms or termination we would be able to maintain the current level of functionality of our platform in such circumstances, which could adversely affect our results of operations.
We also rely on negotiated agreements with other data providers from whom we purchase independently sourced data, including clickstream data, search engine data, online advertising data, data from social media, and other sources. These negotiated agreements provide access to additional data that allow us to provide a more comprehensive solution for our customers. These agreements are subject to termination in certain circumstances, and there can be no assurance that we will be able to renew those agreements or that the terms of any such renewal, including pricing and levels of service, will be favorable. In addition, there can be no assurance that we will not be required to enter into new negotiated agreements with data providers in the future to maintain or enhance the level of functionality of our platform, or that the terms and conditions of such agreements, including pricing and levels of service, will not be less favorable, which could adversely affect our results of operations. Further, third-party data providers have previously, and may again, cease operations or a specific business line or cease providing products or data to their customers, including us. If we are not able to obtain third-party data on commercially reasonable terms, if these data providers stop making their data available to us, or if our competitors are able to purchase such data on better terms, the functionality of our platform and our ability to compete could be harmed.
To the extent that we license or obtain data from third parties, we may be subject to contractual obligations to satisfy certain requirements under applicable laws including, but not limited to, providing public notice of our data processing activities and obtaining appropriate consents where required. If one or more of those third-party data providers considers that we have failed to satisfy these requirements, such third-party data provider may bring claims against us seeking damages, and/or seeking to prevent our future use of any data already provided. Such claims could potentially adversely affect our ability to provide our services and the current level of functionality of our platform in such circumstances, which could adversely affect our results of operations.

Our business may be harmed if any of our data sources:
•changes, limits, or discontinues our access to their data;
•modifies its terms of service or other policies, including imposing prohibitive fees or restrictions on our use of their data or our ability to access it;
•changes or limits how customer information is accessed by us or our customers and their users;
•changes or limits how we can use such data;
•establishes more favorable relationships with one or more of our competitors; or
•experiences disruptions of its technology, services, or business generally.
Risks Related to Our Business
Our ability to introduce new products, tools, and add-ons is dependent on adequate research and development resources. If we do not adequately fund our research and development efforts or use product and development teams effectively, our business and operating results may be harmed.
To remain competitive, we must continue to develop new product offerings, as well as features and enhancements to our existing platform and products. Maintaining adequate research and development personnel and resources to meet the demands of the market is essential. If we experience high turnover of our product and development personnel, a lack of management ability to guide our research and development, or a lack of other research and development resources, we may miss or fail to execute on new product development and strategic opportunities and consequently lose potential and actual market share. The success of our business is dependent on our product and development teams developing and executing on a product roadmap that allows us to retain and increase the spending of our existing customers, attract new customers and upgrade our free customers to premium subscriptions. Our failure to maintain adequate research and development resources, to use our research and development resources efficiently, or to address the demands of our prospective and actual customers could materially adversely affect our business.
If we are unable to maintain and enhance our brand, or if events occur that damage our reputation and brand, our ability to maintain and expand our customer base may be impaired, and our business and financial results may be harmed.
Maintaining, promoting, and enhancing our brand is critical to maintaining and expanding our customer base. We seek to build our brand through a mix of free and paid initiatives. We market our platform and products through free information resources on our website, including our blog and online digital marketing courses (including through our Semrush Academy), pay-per-click advertisements on search engines and social networking sites, participation in social networking sites, and free and paid banner advertisements on other websites. The strength of our brand further drives free traffic sources, including customer referrals, word-of-mouth, and direct searches for our “Semrush” name, or web presence solutions, in search engines. In addition, we maintain relationships with agencies and affiliates to further increase brand awareness and generate customer demand. To the extent that new customers are increasingly derived from paid as opposed to free marketing initiatives, our customer acquisition cost will increase.
Beyond direct sales and marketing efforts, maintaining and enhancing our brand will depend largely on our ability to continue to provide a well-designed, useful, reliable, and innovative platform, efficient sales process, and high-quality customer service, which we may not do successfully. For a discussion of other factors that will impact our brand recognition see the risk factors described elsewhere in this section, including without limitation, those risk factors entitled “The market in which we operate is intensely competitive, and if we do not compete effectively, our ability to attract and retain free customers and paying customers could be harmed, which would negatively impact our business and operating results.”; “If we fail to offer high-quality customer service and provide a positive customer experience, it may be more difficult to add and retain paying customers and increase the number of user licenses per paying customer, especially from large enterprises.”; “If third-party applications change such that we do not or cannot maintain the compatibility of our platform with these applications or if we fail to integrate with or provide third-party applications that our customers desire to use with our products, demand for our solutions and platform could decline.”; “We rely on search engines and social networking sites to attract a meaningful portion of our customers, and if those search engines or social networking sites change their listings or policies regarding advertising, or increase their pricing or suffer problems, it may limit our ability to attract new customers.”; and “If we fail to anticipate and adapt to new and increasingly prevalent social media platforms, other competing products and services that do so more effectively could surpass us and lead to decreased demand for our platform and products.”
We depend on our executive officers and other key employees, and the loss of one or more of these employees could harm our business.
Our success depends largely upon the continued services of our executive officers and other key employees. We rely on our leadership team in the areas of research and development, operations, security, marketing, sales, customer service, and general and administrative functions, and on individual contributors and team leaders in our research and development and operations. From time to time, there may be changes in our executive management team resulting from the hiring or departure of executives, which could disrupt our business. The loss of one or more of our executive officers or key employees could harm our business. Changes in our executive management team may also cause disruptions in, and harm to, our business.
We are led by our CEO and co-founder, Oleg Shchegolev, our COO and co-founder, Dmitry Melnikov, and our Chief Product Officer, Vitalii Obishchenko, each of whom plays an important role in driving our culture, determining our strategy, and executing against that strategy companywide. If the services of Mr. Shchegolev, Mr. Melnikov, and/or Mr. Obishchenko become unavailable to us for any reason, it may be difficult or impossible for us to find an adequate and timely replacement, which could cause us to be less successful in maintaining our culture, and developing and effectively executing on our strategies and initiatives.
An inability to attract and retain other highly skilled employees could harm our business.
To execute our growth plan, we must attract and retain highly qualified personnel. Competition for highly qualified personnel in Boston, Massachusetts, where our headquarters is located, and Trevose, Pennsylvania, Dallas, Texas, Prague, Czech Republic, Limassol, Cyprus, St. Petersburg, Russia, and Warsaw, Poland where we have offices. Competition in these locations is intense, especially for software engineers experienced in designing and developing software and SaaS applications, and experienced sales professionals who understand our products and the market in which we operate. We have from time to time experienced, and we expect to continue to experience, difficulty in hiring and retaining employees with appropriate qualifications. In addition, immigration laws in the locations in which we have offices and operations restrict or limit our ability to recruit internationally. Any changes to the immigration policies applicable to locations in which we have offices and operations that restrain the flow of technical and professional talent may inhibit our ability to recruit and retain highly qualified employees. Many of the companies with which we compete for experienced personnel may be able to offer more attractive terms of employment to potential candidates. If we hire employees from competitors or other companies, their former employers may attempt to assert that these employees have breached their legal obligations to such former employers, resulting in a diversion of our time and resources.

In addition, job candidates and existing employees often consider the value of the equity awards they receive in connection with their employment as part of their overall compensation package. If the perceived value of our equity awards declines or does not compare favorably to the value of equity offered by other companies competing for the same personnel resources, it may harm our ability to recruit and retain highly skilled employees. In addition, we invest significant time and expense in training our employees, which increases their value to competitors who may seek to recruit them. For example, our software developers gain deep and direct experience in data analytics, machine learning, and search optimization, making them increasingly attractive to our competitors and other similar businesses. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business and future growth prospects could be harmed.
Changes by search engines, social networking sites, and other third-party services to their underlying technology configurations or policies regarding the use of their platforms and/or technologies for commercial purposes, including anti-spam policies, may limit the efficacy of certain of our products, tools, and add-ons and as a result, our business may suffer.
Our online visibility platform is designed to help our customers connect with consumers across a variety of digital channels, search engines, social networking sites, and other third-party services. These services may adapt and change their strategies and policies over time. Search engines typically provide two types of search results, organic (i.e., non-paid) and purchased listings. Organic search results are determined and organized solely by automated criteria set by the search engine, and a ranking level cannot be purchased. Search engines revise their algorithms from time to time in an attempt to optimize their search result listings. Changes to search engine algorithms may diminish the efficacy of certain of our products, tools, and add-ons, and potentially render them obsolete. For example, if a given search engine stopped using backlinks in its ranking algorithm, our customers’ perception of our backlink analytics tool, which enables customers to analyze and monitor the backlink profile of their own and other websites, may be adversely impacted. Similarly, if a search engine ceases to manually penalize or take action against web pages for unnatural backlinks, then our customers may determine that auditing their backlinks is unnecessary which could cause them to devalue our backlink audit tool, which enables companies to check whether malicious websites have links to their sites, or cease using it altogether. In response to these types of changes we may be required to recalibrate our product offerings by reducing prices, discontinuing the affected product, or otherwise. These responses may be costly, may not be effective, and our business may suffer.
Additionally, search engines, social networking sites, and other third-party services typically have terms of service, guidelines, and other policies to which its users are contractually obligated to adhere. For example, Google’s Gmail offering has a spam and abuse policy that prohibits sending spam, distributing viruses, or otherwise abusing the service. Prowly and our email distribution tool enable our customers to send emails to their desired recipients, such as journalists and bloggers. Our email distribution tool relies on a DMARC integration which enables our customers to send emails using our platform as if they were sending emails directly from their email provider, and our Prowly product involves emails initiated by customers over Prowly servers. Our customers’ actions using either the link building tool or Prowly could be flagged under Google’s spam and abuse policy or in the future such actions may be prohibited by subsequent changes to Google’s policies. Any change to the policies of the third-party services with which our products, tools, and add-ons integrate or interact, or with which our products are intended to be used, including any anti-spam policies, or any actions taken by these third-party service providers under their policies could adversely impact the efficacy and perceived value of our products, tools, and add-ons, and as a result, our business may be harmed.

If third-party applications change such that we do not or cannot maintain the compatibility of our platform with these applications or if we fail to integrate with or provide third-party applications that our customers desire to use with our products, demand for our solutions and platform could decline.
The attractiveness of our platform depends, in part, on our ability to integrate via APIs with third-party applications that our customers desire to use with our products, such as Google, Facebook, Instagram, Twitter, YouTube, LinkedIn, Pinterest, Majestic, and others. Third-party application providers may change the features of their applications and platforms, including their APIs, or alter the terms governing use of their applications and platforms in an adverse manner. Further, third-party application providers may refuse to partner with us, or limit or restrict our access to their applications and platforms. Such changes could functionally limit or terminate our ability to use these third-party applications with our platform, which could negatively impact our offerings and the customer experience, and ultimately harm our business. If we fail to integrate our platform with new third-party applications that our customers desire, or to adapt to the data transfer requirements of such third-party applications and platforms, we may not be able to offer the functionality that our customers expect, which would negatively impact our offerings and, as a result, harm our business. Additionally, our business could be harmed if our customers have negative experiences in using the third-party integrations that we offer.
If we fail to maintain and improve our methods and technologies, or fail to anticipate new methods or technologies for data collection and analysis, hardware, software, and software related technologies, competing products and services could surpass ours in depth, breadth, or accuracy of our data, the insights that we offer or in other respects.
We expect continuous development in the market with respect to data matching, data filtering, data predicting, algorithms, machine learning, and other related technologies and methods for gathering, cataloging, updating, processing, analyzing, and communicating data and other information about how consumers find, interact with, and digest digital content. Similarly, we expect continuous changes in computer hardware, network operating systems, programming tools, programming languages, operating systems, the use of the internet, and the variety of network, hardware, browser, mobile, and browser-side platforms, and related technologies with which our platform and products must integrate. Further, changes in customer preferences or regulatory requirements may require changes in the technology used to gather and process the data necessary to deliver our customers the insights that they expect. Any of these developments and changes could create opportunities for a competitor to create products or a platform comparable or superior to ours, or that takes material market share from us in one or more product categories, and create challenges and risks for us if we are unable to successfully modify and enhance our products to adapt accordingly.
If we fail to anticipate and adapt to new and increasingly prevalent social media platforms, other competing products and services that do so more effectively could surpass us and lead to decreased demand for our platform and products.
The use of social media throughout the world is pervasive and growing. According to a survey by GlobalWebIndex of individuals ages 16 to 64, 97% of digital consumers have used social media during the first quarter of 2020, with digital consumers spending an average of 2 hours and 22 minutes per day on social networks and messaging apps between January and March 2020. The social media industry has experienced, and is likely to continue to experience, rapid change due to the evolving trends, tastes, and preferences of users. If consumers widely adopt new social media networks and platforms, we will need to develop integrations and functionality related to these new networks and platforms. This development effort may require significant research and development and sales and marketing resources, as well as licensing fees, all of which could adversely affect our business and operating results. In addition, new social media networks and platforms may not provide us with sufficient access to data from their platforms, preventing us from building effective integrations with our platform and products. Changing consumer tastes may also render our current integrations or functionality obsolete and the financial terms, if any, under which we would obtain integrations or functionality, unfavorable. Any failure of our products to operate effectively with the social media networks used most frequently by consumers could reduce the demand for our products. If we are unable to respond to these changes in a cost-effective manner, our products and aspects of our platform may become less marketable and less competitive or obsolete, and our operating results may be negatively affected.
If we fail to offer high-quality customer service and provide a positive customer experience, it may be more difficult to add and retain paying customers, secure upgrades, sell add-ons, and increase the number of user licenses per paying customer.
Our ability to add and retain paying customers, secure subscription upgrades, and sell add-ons depends in part on our customer service. Our sales and customer success team engages with customers to onboard them onto our platform, responds to support requests and other general inquiries, and assists with other account management matters. The perceived quality of customer service is one of the key facets potential customers evaluate when deciding between competing products and if our customer service is not viewed favorably, potential customers may choose our competitors’ products over our own. Additionally, our large enterprise customers from time to time demand custom solutions, such as custom APIs, custom reporting, and customer support, that do not fit within one of our pre-packaged premium subscriptions, and addressing such demands often requires additional one-on-one engagement with our sales and customer success team members in order to finalize and service the commercial relationship. As we add more large enterprise customers and increase the number of user licenses per paying customer, we may need to devote more resources to customer service, and we may find it difficult and costly to effectively scale. If we do not adequately scale our customer success teams to meet the demands of new and existing customers, or if we otherwise fail to provide high-quality customer service during onboarding or at any other stage of the customer relationship, or a positive customer experience, we may lose such customers to our competition and fewer customers could renew or upgrade their subscriptions and purchase add-ons, which would harm our business, results of operations, and financial condition.
Failures or loss of, or material changes with respect to, the third-party hardware, software, and infrastructure on which we rely, including third-party data center hosting facilities and third-party distribution channels to support our operations, could adversely affect our business.
We rely on leased and third-party owned hardware, software, and infrastructure, including third-party data center hosting facilities and third-party distribution channels to support our operations. We primarily use three data centers in the United States, two located in Virginia and one in Georgia, as well as two Google Cloud locations in Virginia and South Carolina. We host each of our products and the data processed through such products in a combination of two of the foregoing locations for redundancy. If any of our data center suppliers experience disruptions or failures, it would take time for the applicable backup data center to become fully functioning, and we would likely experience delays in delivering the affected products and segments of our platform, which may involve incurring significant additional expenses.
Furthermore, the owners and operators of our data center facilities do not guarantee that access to our platform will be uninterrupted or error-free. We do not control the operation of these third-party providers’ facilities, which could be subject to break-ins, computer viruses, sabotage, intentional acts of vandalism, and other misconduct. Further, our leased servers and data centers are vulnerable to damage or interruption from natural disasters, terrorist attacks, power loss, telecommunications failures or similar catastrophic events. The continuation or uncertainty of the COVID-19 pandemic could cause our third-party data center hosting facilities and cloud computing platform providers, which are critical to our infrastructure, to shut down their operations, experience technical or security incidents that delay or disrupt performance or delivery of services to us, or experience interference with the supply chain of hardware required by their systems and services, any of which could materially adversely affect our business. For example, we have experienced delays in migrating to our new data center in Virginia, due to the limited availability of certain required hardware components resulting from supply chain delays caused by the COVID-19 pandemic. If there were to be a significant outage or disaster that rendered one of our servers or data centers inoperable for any length of time, we would have to undertake recovery operations for the impacted products, which could interrupt the availability of our platform. If we were unable to restore the availability of our platform and products within a reasonable period of time, our customer satisfaction could suffer, damaging our reputation as a result, and we could lose customers to our competition, which would materially and adversely affect our business and results of operations.
In addition, third-party data hosting and transmission services comprise a significant portion of our operating costs. If the costs for such services increase due to vendor consolidation, regulation, contract renegotiation, or otherwise, we may not be able to increase the fees for our platform or products to cover the changes, which would have a negative impact on our results of operations.
If the security of the confidential information or personal information of any customers of our platform is breached or otherwise subjected to unauthorized access or disclosure, our reputation may be harmed and we may be exposed to liability.
With consent from our customers, we obtain confidential and other customer data from our customers’ websites, social media accounts, and Google Analytics’ accounts to operate certain functionality on our platform. We rely on credit card purchases as the primary means of collecting our premium subscription fees. In addition, with consent from our customers, we collect and store certain personally identifiable information (“personal data”), credit card information, and other data needed to create, support, and administer the customer account, conduct our business, and comply with legal obligations, including rules imposed by the Payment Card Industry networks.
We believe that we take reasonable steps to protect the security, integrity, availability, and confidentiality of the information we and our third-party service providers hold, but there is no guarantee that despite our efforts, inadvertent disclosure (such as may arise from software bugs or other technical malfunctions, employee error or malfeasance, or other factors) or unauthorized disclosure or loss of personal or other confidential information will not occur or that third parties will not gain unauthorized access to this information. We have experienced, and may experience in the future, breaches of our security due to human error, malfeasance, system errors or vulnerabilities, or other irregularities. For example, we have been the target of attempts to identify and exploit system vulnerabilities and/or penetrate or bypass our security measures to gain unauthorized access to our systems, including a brute force attack that resulted in access to our affiliate program partner contact information. Since techniques used to obtain unauthorized access change frequently, we and our third-party service providers may be unable to anticipate these techniques or to implement adequate preventative measures. If our security measures or the security measures of our third-party service providers are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our software are exposed and exploited, and, as a result, a third party obtains unauthorized access to any customers’ data, our relationships with our customers may be damaged, and we could incur liability. Further, our customers with annual subscription terms may have the right to terminate their subscriptions before the end of the subscription term due to our uncured material breach of agreement, including with respect to our data security obligations. It is also possible that unauthorized access to customer data may be obtained through inadequate use of security controls by customers, suppliers, or other vendors. While we are not currently aware of any impact that supply chain attacks, including the SolarWinds attack, may have had on our business, these events are complex, difficult to defend against, and of unknown scope, therefore we could face a level of ongoing residual risk of security breaches resulting from this type of events. We may also be subject to additional liability risks for failing to disclose data breaches or other security incidents under state data breach notification laws or under the private right of action granted to individuals under certain data privacy laws for actions arising from certain data security incidents, such as the California Consumer Privacy Act (“CCPA”) (which is further discussed below in this “Risk Factors” section). In addition, some regions, such as the EU, the United Kingdom (“UK”), and the United States, have enacted mandatory data breach notification requirements for companies to notify data protection authorities, state and federal agencies, or individuals of data security incidents or personal data breaches.

We may also be contractually required to notify certain customers in the event of a security incident pursuant to the applicable customer agreement. These mandatory disclosures regarding a security breach may lead to negative publicity and may cause our customers to lose confidence in the effectiveness of our data security measures. Any security breach, whether actual or perceived, may harm our reputation, and we could lose customers or fail to acquire new customers.
Federal, state, and provincial regulators and industry groups may also consider and implement from time to time new privacy and security requirements that apply to our business, such as the long established Massachusetts data security law and the recently enacted New York Stop Hacks and Improve Electronic Data Act, both of which establish prescriptive administrative, technical, and physical data security requirements on companies, and permits civil penalties for each violation. Compliance with evolving privacy and security laws, requirements, and regulations may result in cost increases due to necessary systems changes, new limitations or constraints on our business models, and the development of new administrative processes. They also may impose further restrictions on our collection, disclosure, and use of personally identifiable information kept in our databases or those of our vendors. If our security measures fail to protect credit card information adequately, we could be liable to both our customers and their users for their losses, as well as the vendors under our agreements with them such that we could be subject to fines and higher transaction fees, we could face regulatory action, and our customers and vendors could end their relationships with us, any of which could harm our business, results of operations or financial condition. Any willful or accidental security breaches or other unauthorized access to or disclosure of personal data could expose us to enforcement actions, regulatory or governmental audits, investigations, litigation, fines, penalties, adverse publicity, downtime of our systems, and other possible liabilities. There can be no assurance that the limitations of liability in our contracts would be enforceable or adequate or would otherwise protect us from any such liabilities or damages with respect to any particular claim. In addition, our cybersecurity insurance coverage may be inadequate to cover all costs and expenses associated with a security breach that may occur in the future.
In recent periods, we have experienced, and expect to continue to experience, rapid growth, and organizational change. If we fail to manage our growth effectively, we may be unable to execute our business plan, maintain high levels of service and customer satisfaction, or attract new employees and customers.
We have experienced, and expect to continue to experience, rapid growth in our number of customers, sales, revenues, locations, and headcount, which has placed, and may continue to place, significant demands on our management, and our operational and financial resources. We have paying customers in over 146 countries, and the number of our paying customers has grown from over 64,000 as of September 30, 2020 to over 79,000 as of September 30, 2021. We have seven offices across the globe with personnel dispersed in various other locations, and the continued domestic and international growth that we anticipate will require us to continue to expand our global employee headcount. It may be difficult for us to identify, recruit, train, and manage enough personnel to efficiently scale our operations, manage our product development effectively and to match the growth of our customer base. As we continue to grow, we face challenges of integrating, developing, training, and motivating a rapidly growing and increasingly dispersed employee base. We are facing novel challenges with respect to integrating new employees and managing multi-geographic teams as COVID-19 prevents certain of our onboarding personnel from travelling between our offices to assist with such integration and training. Certain members of our executive management team have not previously worked together for an extended period of time, which may affect how they manage our growth. If we fail to manage our anticipated growth effectively, our brand and reputation could be negatively affected, which could harm our ability to attract employees and customers.
To manage growth in our operations and personnel, we will need to continue to scale and improve our operational, financial, and management controls, and our reporting systems and procedures, which will require significant capital expenditures increasing our cost of operations and the reallocation of valuable management resources. As we scale, it may become more difficult and will require additional capital expenditures to maintain and increase the productivity of our employees, to address the needs of our actual and prospective customers, and provide high-quality customer service, to further develop and enhance our products, and remain competitive against our competitors’ products. Additionally, our expansion has placed, and our expected future growth will continue to place, a significant strain on our management, customer service teams, product and development, sales and marketing, administrative, financial, and other resources.
Technical problems or disruptions that affect either our customers’ (and their users’) ability to access our platform and products, or the software, internal applications, database, and network systems underlying our platform and products, could damage our reputation and brands, lead to reduced demand for our platform and products, lower revenues, and increased costs.
Our business, brands, reputation, and ability to attract and retain customers depend upon the satisfactory performance, reliability, and availability of our platform, which in turn depend upon the availability of the internet and our third-party service providers. Interruptions in these systems, whether due to system failures, computer viruses, software errors, physical or electronic break-ins, malicious hacks or attacks on our systems (such as denial of service attacks), or force majeure events, could affect the security and availability of our products and prevent or inhibit the ability of customers to access our platform. In addition, the software, internal applications, and systems underlying our products and platform are complex and may not be error-free. We may encounter technical problems when we attempt to perform routine maintenance or enhance our software, internal applications, and systems. In addition, our platform may be negatively impacted by technical issues experienced by our third-party service providers. Any inefficiencies, errors, or technical problems with our software, internal applications, and systems could reduce the quality of our platform and products or interfere with our customers’ (and their users’) use of our platform and products, which could negatively impact our brand, reduce demand, lower our revenues, and increase our costs.
We are exposed to risks associated with premium subscription and payment processing and any disruption to such processing systems could adversely affect our business and results of operations.
We primarily rely on our own billing systems to manage our subscriptions and billing frequencies, and we use third-party subscription management and payment processing platforms for some of our products. If we or any of our third-party vendors were to experience an interruption, delay, or outage in service and availability, we may be unable to process new and renewals of subscriptions and our ability to process such subscription and credit card payments would be delayed while we activate an alternative billing platform. Although alternative third-party providers may be available to us, we may incur significant expenses and research and development efforts to deploy any alternative providers. To the extent there are disruptions in our billing systems or third-party subscription and payment processing systems, we could experience revenue loss, accounting issues, and harm to our reputation and customer relationships, which would adversely affect our business and results of operations.
We are subject to a number of risks related to credit and debit card payments, including:
•we pay interchange and other fees, which may increase over time and could require us to either increase the prices we charge for our products or experience an increase in our operating expenses;
•if our billing systems fail to work properly and the failure has an adverse effect on our customer satisfaction, causes credit and debit card issuers to disallow our continued use of their payment products, or, does not permit us to automatically charge our paying customers’ credit and debit cards on a timely basis or at all, we could lose or experience a delay in collection of customer payments;

•if we are unable to maintain our chargeback rate at acceptable levels, we may face civil liability, diminished public perception of our security measures and our credit card fees for chargeback transactions, or our fees for other credit and debit card transactions or issuers, may increase, or issuers may terminate their relationship with us; and
•we could be significantly impaired in our ability to operate our business if we lose our ability to process payments on any major credit or debit card.
A significant portion of our operations is located outside of the United States, which subjects us to additional risks, including increased complexity, the costs of managing international operations, geopolitical instability, and fluctuations in currency exchange rates.
The design and development of our products is primarily conducted by our subsidiaries in Russia, the Czech Republic, Cyprus, and Poland. We also have marketing and administrative operations in the same jurisdictions. In addition, members of our sales force are located in Russia, Europe, the United Kingdom, and Australia. Approximately 54% of our revenue for each of the years ended December 31, 2019 and 2020 and approximately 54% and 55% of our revenue for the nine months ended September 30, 2020 and 2021, respectively, was generated from sales to paying customers located outside the United States, including indirect sales through our resellers outside of the United States. As a result of our international operations and sales efforts, we face numerous challenges and risks that could harm our international operations, delay new product releases, increase our operating costs, and hinder our ability to grow and detect underlying trends in our operations and business, and consequently adversely impact our business, financial condition, and results of operations. Such risks include but are not limited to the following:
•geopolitical and economic instability in and impacting the localities where we have foreign operations, such as Russia;
•military conflicts impacting the localities where we have foreign operations;
•limited protection for, and vulnerability to theft of, our intellectual property rights, including our trade secrets;
•compliance with local laws and regulations, and unanticipated changes in local laws and regulations, including tax laws and regulations;
•trade and foreign exchange restrictions and higher tariffs;
•the complexity of managing international trade sanctions and export restrictions from the jurisdictions in which we have foreign operations;
•fluctuations in foreign currency exchange rates which may make our premium subscriptions more expensive for international paying customers and which may increase our expenses for employee compensation and other operating expenses that are paid in currencies other than U.S. dollars;
•restrictions imposed by the United States government against other countries, or foreign governments restrictions imposed on the United States, impacting our ability to do business with certain companies or in certain countries and the complexity of complying with those restrictions;
•power outages, natural disasters, and other local events that could affect the availability of the internet and the consequences of disruptions, such as large-scale outages or interruptions of service from utilities or telecommunications providers;
•difficulties in staffing international operations;

•changes in immigration policies which may impact our ability to hire personnel;
•differing employment practices, laws, and labor relations;
•regional health issues and the impact of public health epidemics and pandemics on employees and the global economy, such as the COVID-19 pandemic; and
•travel, work-from-home, or other restrictions or work stoppages, like those currently imposed by governments around the world as a result of the COVID-19 pandemic.
Further, it is possible that governments of one or more foreign countries may seek to limit access to the internet or our platform, products, or certain features in their countries, or impose other restrictions that may affect the availability of our platform, products, or certain features in their countries for an extended period of time or indefinitely. For example, Russia and China are among a number of countries that have recently blocked certain online services, including Amazon Web Services, making it difficult for such services to access those markets. In addition, governments in certain countries may seek to restrict or prohibit access to our platform if they consider us to be in violation of their laws (including privacy laws) and may require us to disclose or provide access to information in our possession. If we fail to anticipate developments in the law or fail for any reason to comply with relevant laws, our platforms could be further blocked or restricted and we could be exposed to significant liability that could harm our business. In the event that access to our platform is restricted, in whole or in part, in one or more countries or our competitors are able to successfully penetrate geographic markets that we cannot access, our ability to acquire new customers or renew or grow the premium subscriptions of existing paying customers may be adversely affected, we may not be able to maintain or grow our revenue as anticipated and our business, results of operations, and financial condition could be adversely affected.
The effects of the COVID-19 pandemic remain uncertain and may materially affect our customers or potential customers and how we operate our business, and the duration and extent to which the pandemic continues to threaten our future operating results remains uncertain.
The global COVID-19 pandemic has disrupted the economy and put unprecedented strains on governments, health care systems, educational institutions, companies, and individuals around the world. The impact and duration of the COVID-19 pandemic are difficult to assess or predict and will depend in part upon the actions taken by governments, companies, and other enterprises in response to the pandemic. The pandemic has already caused, and is likely to result in further, significant disruption of global financial markets and economic uncertainty. Adverse market conditions resulting from the COVID-19 pandemic could materially adversely affect our revenues, business, and the value of our Class A common stock.
Our customers, particularly small-to-medium sized businesses (“SMBs”) and marketing agencies focused on SMBs, which have been particularly impacted by the COVID-19 pandemic, have reduced and may further reduce their technology or sales and marketing spending or delay purchasing decisions, which could result in slowed growth, reduced demand from new and existing SMB customers, and/or lower dollar-based net revenue retention rates, which could materially and adversely impact our business. In March 2020, our paying customer growth rate was relatively flat compared to our paying customer growth rate in February 2020. However, in April 2020 our paying customer growth rate declined, which we believe was primarily a result of the COVID-19 pandemic and the related socioeconomic impacts. In response, we offered free or discounted pricing to certain paying customers contemplating canceling their premium subscriptions as a remedial measure to retain them. Our paying customer growth rate started to increase again by May 2020. Depending on the duration of the COVID-19 pandemic, we may in the future be required to take further remedial measures, including changing our terms or offering further discounts, which may materially adversely impact our revenues and business in future periods.

In response to the COVID-19 pandemic, we temporarily closed all of our offices (including our headquarters in Boston, Massachusetts, and offices in Trevose, Pennsylvania, Dallas, Texas, Prague, Czech Republic, Limassol, Cyprus, and St. Petersburg, Russia), subsequently reopened certain offices at reduced capacity, enabled our employees to work remotely, implemented temporary travel restrictions for all non-essential business, and shifted company events to virtual-only experiences. We may deem it advisable to similarly alter, postpone, or cancel additional events in the future. If the COVID-19 pandemic worsens, especially in regions where we have offices, our business activities conducted from those offices could be adversely affected and we may have to invest additional capital into improving our technology and remote working capabilities and in relocating those activities to alternate locations from which we operate. We may take further actions that alter our business operations as may be required by local, state, or federal authorities or that we determine are in the best interests of our employees. Such measures could negatively affect our sales and marketing efforts, sales cycles, employee productivity, or customer retention, any of which could harm our financial condition and business operations.
Further, the COVID-19 pandemic has resulted in our employees and the employees of many of our customers and vendors working remotely. If the network and infrastructure of internet providers becomes overburdened by increased usage or is otherwise unreliable or unavailable, our employees’, and our customers’ and vendors’ employees’ access to the internet and ability to conduct business could be negatively impacted. We have seen and expect to continue to see long lead times for hardware affected by a semiconductor shortage attributed to the COVID-19 pandemic which may affect our ability to fully furnish the infrastructure within our data centers. In addition, we and our vendors may experience an increase in attempted cyber-attacks, targeted intrusion, ransomware, and phishing campaigns seeking to take advantage of shifts to employees working remotely using their household or personal internet networks. Any of these factors could interrupt our ability to provide our platform, decrease the productivity of our workforce, and significantly harm our business operations, financial condition, and results of operations.
To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this ‘‘Risk Factors’’ section.
Adverse or weakened general economic and market conditions may reduce spending on sales and marketing technology and information, which could harm our revenue, results of operations, and cash flows.
Our revenue, results of operations, and cash flows depend on the overall demand for and use of technology and information for sales and marketing, which depends in part on the amount of spending allocated by our paying customers or potential paying customers on sales and marketing technology and information. In addition to the internal strategy of our paying customers, which is not predictable and is subject to change, this spending depends on worldwide economic and geopolitical conditions. The United States, EU, and other key international economies have experienced cyclical downturns from time to time in which economic activity was impacted by falling demand for a variety of goods and services, restricted credit, poor liquidity, reduced corporate profitability, volatility in credit, equity, and foreign exchange markets, bankruptcies, public health crises, and pandemics such as COVID-19, and overall economic uncertainty. These economic conditions can arise suddenly, may disproportionately impact SMBs that make up an important segment of our paying customer base, and the full impact of such conditions often remains uncertain for extended periods of time. Further actions or inactions of the United States or other major national governments, including the UK’s 2016 vote in favor of the UK’s exit from the EU, may also impact economic conditions, which could result in financial market disruptions or an economic downturn.
Concerns about the systemic impact of an economic recession, energy costs, geopolitical issues, or the availability and cost of credit could lead to increased market volatility, decreased consumer confidence, and diminished growth expectations in the U.S. economy and abroad, which could affect the rate of information technology spending and adversely affect our paying customers’ ability or willingness to purchase our products, delay prospective paying customers’ purchasing decisions, reduce the value or duration of their premium subscription contracts, or affect retention rates. Any of these conditions or occurrences could adversely affect our future sales and operating results because most of our paying customers are on month-to-month premium subscriptions that can be cancelled at any time. Further, some of our paying customers may view a premium subscription to our platform as a discretionary purchase, and our paying customers may reduce their discretionary spending on our platform during an economic downturn and consequently reduce or terminate their premium subscription or decide not to upgrade to another premium subscription. In particular, spending patterns of the SMBs that make up a large portion of our paying customer base are difficult to predict and are sensitive to the general economic climate, the economic outlook specific to small businesses, the then-current level of profitability experienced by SMBs and overall consumer confidence. In addition, weak economic conditions can result in paying customers seeking to utilize free or lower-cost solutions from alternative sources. Prolonged economic slowdowns may result in requests to renegotiate existing contracts on less advantageous terms to us than those currently in place, payment defaults on existing contracts, or non-renewal at the end of a contract term.
Failure of our commercial liability insurance policy to cover claims and any changes to the availability or coverage amounts in our existing policy could have a material adverse effect on our business, financial condition, and results of operations.
We cannot assure you that our existing general liability insurance coverage and coverage for errors and omissions in our products will be fully covered by our existing policies and will continue to be available on acceptable terms, or will be available in sufficient amounts to cover one or more large claims, or that the insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceeds available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our business, financial condition, and results of operations.
As we acquire and invest in companies or technologies, we may not realize expected business or financial benefits and the acquisitions or investments could prove difficult to integrate, disrupt our business, dilute stockholder value, and adversely affect our business, results of operations, and financial condition.
As part of our business strategy, we evaluate and may make investments in, or acquisitions of, complementary companies, services, databases, and technologies, and we expect that we will continue to evaluate and pursue such investments and acquisitions in the future to further grow and augment our business, our platform, and product offerings. For example, in August 2020, we acquired Prowly, an advertising and public relations technology company based in Poland. We have incurred and will continue to incur costs to integrate Prowly’s business and selling process into our business and to integrate Prowly’s products into our platform, such as software integration expenses and costs related to the renegotiation of redundant vendor agreements, and we expect to incur similar costs to integrate future acquisitions. We may have difficulty effectively integrating the personnel, businesses, and technologies of these acquisitions into our company and platform, and achieving the strategic goals of those acquisitions.
Our strategy to make selective acquisitions to complement our platform depends in part on the availability of, our ability to identify, and our ability to engage and pursue suitable acquisition candidates. We may not be able to find suitable acquisition candidates, and we may not be able to complete acquisitions on favorable terms, if at all. Acquired assets, data, or companies may not be successfully integrated into our operations, costs in connection with acquisitions and integrations may be higher than expected, and we may also incur unanticipated acquisition-related costs. These costs could adversely affect our financial condition, results of operations, or prospects. Any acquisition we complete could be viewed negatively by customers, users, developers, and other employees, partners, or investors, and could have adverse effects on our existing business relationships and company culture.

Acquisitions and other transactions, arrangements, and investments involve numerous risks and could create unforeseen operating difficulties and expenditures, including:
•difficulties in, and the cost of, integrating personnel and cultures, operations, technologies, products, services, and platforms which may lead to failure to achieve the expected benefits on a timely basis or at all;
•diversion of financial and managerial resources from existing operations;
•the potential entry into new markets in which we have little or no experience or where competitors may have stronger market positions;
•potential write-offs of acquired assets or investments, and potential financial and credit risks associated with acquired customers;
•additional stock-based compensation and difficulties in, and financial costs of, addressing acquired compensation structures inconsistent with our compensation structure;
•inability to generate sufficient revenue to offset acquisition and/or investment costs;
•inability to maintain, or changes in, relationships with customers and partners of the acquired business;
•challenges converting the revenue recognition policies of companies we may acquire and forecasting the recognition of their revenue, including subscription-based revenue and revenue based on the transfer of control, as well as appropriate allocation of the customer consideration to the individual deliverables;
•difficulty with, and costs related to, transitioning the acquired technology onto our existing platform, augmenting the acquired technologies and platforms to the levels that are consistent with our brand and reputation, augmenting or maintaining the security standards for acquired technology consistent with our platform and other products, and customer acceptance of multiple platforms on a temporary or permanent basis;
•potential unknown liabilities associated with the acquired companies, including risks associated with acquired intellectual property and/or technologies;
•challenges relating to the structure of an investment, such as governance, accountability, and decision-making conflicts;
•negative impact to our results of operations because of the depreciation and amortization of amounts related to acquired intangible assets, fixed assets, and deferred compensation;
•the loss of acquired unearned revenue and unbilled unearned revenue;
•delays in customer purchases due to uncertainty related to any acquisition;
•ineffective or inadequate controls, procedures, and policies at the acquired company;
•challenges caused by integrating operations over distance, and across different languages, cultures, and political environments;
•currency and regulatory risks associated with conducting operations in foreign countries and potential additional cybersecurity and compliance risks resulting from entry into new markets;

•tax effects and costs of any such acquisitions, including the related integration into our tax structure and assessment of the impact on the realizability of our future tax assets or liabilities; and
•potential challenges by governmental authorities for anti-competitive or other reasons.
Any of these risks could harm our business. In addition, to facilitate these acquisitions or investments, we may seek additional equity or debt financing, which may not be available on terms favorable to us or at all, may affect our ability to complete subsequent acquisitions or investments and may affect the risks of owning our Class A common stock. For example, if we finance acquisitions by issuing equity or convertible debt securities or loans, our existing stockholders may be diluted, or we could face constraints related to the terms of, and repayment obligations related to, the incurrence of indebtedness that could affect the market price of our Class A common stock.
Our debt obligations contain restrictions that impact our business and expose us to risks that could adversely affect our liquidity and financial condition.
On January 12, 2021, we executed a credit agreement with JPMorgan Chase Bank, N.A., in the form of a revolving credit facility that consists of a $45.0 million revolving credit facility and a letter of credit sub-facility with an aggregate limit equal to the lesser of $5.0 million and the aggregate unused amount of the revolving commitments then in effect. The amount of borrowings permitted at any one time under the revolving credit facility is subject to a borrowing base based on an advance rate of 400% multiplied by annualized retention applied to monthly recurring revenue. As a result, our access to the revolving credit facility is potentially subject to significant fluctuations depending on the value of the borrowing base as of any measurement date.
The credit agreement (as amended, restated, amended and restated, supplemented, or otherwise modified from time to time, the “Credit Agreement”) governing our revolving credit facility (collectively, our “credit facility”) contains various covenants that are operative so long as our credit facility remains outstanding. The covenants, among other things, limit our and certain of our subsidiaries’ abilities to:
•incur additional indebtedness or guarantee indebtedness of others;
•create additional liens on our assets;
•pay dividends and make other distributions on our capital stock, and redeem and repurchase our capital stock;
•make investments, including acquisitions;
•make capital expenditures;
•enter into mergers or consolidations or sell assets;
•sell our subsidiaries; or
•enter into transactions with affiliates.
Our credit facility also contains numerous affirmative covenants and a financial covenant of either minimum liquidity or a maximum leverage ratio.
If we experience a decline in cash flow due to any of the factors described in this “Risk Factors” section or otherwise, we could have difficulty paying interest due on our indebtedness and meeting the financial covenants set forth in our credit facility. If we fail to comply with the various requirements of our indebtedness, we could default under our credit facility. Any such default that is not cured or waived could result in an acceleration of indebtedness then outstanding under our credit facility, an increase in the applicable interest rates under our credit facility, and a requirement that our subsidiary Semrush Inc., a Delaware corporation (“Semrush US Sub”), which is a co-borrower under the facility, pay the obligations in full, and would permit the lenders to exercise remedies with respect to all of the collateral that is securing our credit facility, including substantially all of our and Semrush US Sub’s assets. Thus, any such default could have a material adverse effect on our liquidity and financial condition.
If we cannot maintain our company culture as we grow, we could lose the innovation, teamwork, passion, and focus on execution that we believe contribute to our success and our business may be harmed.
We believe that a critical component to our success has been our company culture, which is based on transparency, innovation, creativity, and personal autonomy to take on challenges and initiatives. We have invested substantial time and resources in building our team within this company culture across our offices. Any failure to preserve our culture could negatively affect our ability to retain and recruit personnel and to effectively focus on and pursue our corporate objectives. As we grow and develop the infrastructure of a public company, we may find it difficult to maintain these foundational aspects of our company culture. If we fail to maintain our company culture, we may fail to recruit qualified employees, our existing employees may terminate their employment, our ability to execute on marketing, sales, product and development, and other initiatives may suffer, and our business may be adversely impacted in other ways.
Changes in the sizes or types of paying customers that purchase premium subscriptions to our platform or products could affect our business, and our financial results may fluctuate due to increasing variability in our sales cycles.
Our strategy is to sell premium subscriptions of our platform to paying customers of all sizes, from sole proprietors, to SMBs, to large enterprise customers. Selling monthly premium subscriptions to SMBs generally involves lower or plateauing premium subscription upgrade potential, lower retention rates (especially in times of economic uncertainty where marketing and sales budgets are subject to increased scrutiny and reduction), and more limited interaction with our sales and other personnel than sales to large enterprises. Conversely, sales to large enterprises generally entail longer sales cycles, more significant and costly selling and support efforts, and greater uncertainty of completing the sale than sales to SMBs. We plan our expenses based on certain assumptions about the length and variability of our sales cycle based upon historical trends for sales and conversion rates associated with our existing paying customers. If and as our paying customer base expands to include more large enterprise customers, our sales expenses may increase, sales cycles may lengthen and become less predictable, and we may see a greater number of paying customers with longer terms and extended payment terms which, in turn, may increase our paying customer acquisition costs, increase our credit risk, and may in other ways adversely affect our financial results. Additional factors that may influence the length and variability of our sales cycle include:
•the need to educate prospective customers about the different products available on our platform, and their uses and benefits;
•the discretionary nature of purchase and budget cycles and decisions;
•the competitive nature of evaluation and purchasing processes;
•economic and political stability and other external factors;
•evolving functionality demands;

•announcements of planned introductions of new products, features, or functionality by us or our competitors; and
•lengthy and multi-faceted purchasing approval processes required by our customers, especially large enterprise customers.
If there are changes in, or we fail to adequately predict, the mix of paying customers that purchase premium subscriptions to our platform, our gross margins and operating results could be adversely affected, and fluctuations increasing the variability in our sales cycles could negatively affect our financial results.
Forecasts of our market and market growth may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, there can be no assurance that our business will grow at similar rates, or at all.
Growth forecasts included in this prospectus relating to our market opportunities and the expected growth thereof are subject to significant uncertainty and are based on assumptions and estimates which may prove to be inaccurate. Even if these markets grow at the forecasted rates, we may not grow our business at a similar rate, or at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, the forecasts of market growth included in this prospectus should not be taken as indicative of our future growth.
Our management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.
Our management will have broad discretion to use the net proceeds from this offering, including for any of the purposes described in the section titled “Use of Proceeds,” and you will be relying on the judgment of our management regarding the application of these proceeds. Our management might not apply the net proceeds in ways that increase the value of your investment. We currently intend to primarily use the net proceeds of this offering to invest further in our sales and marketing activities to grow our customer base, to fund our research and development efforts to enhance our technology platform and product functionality, to pay general and administrative expenses, and to fund our other growth strategies described elsewhere in this prospectus. We may also use the net proceeds for the acquisition of complementary companies, technologies, or other assets, although we currently have no agreements, commitments, or understandings with respect to any such transaction. Until we use the net proceeds from this offering, we plan to invest them, and these investments may not yield a favorable rate of return. If we do not invest or apply the net proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause our stock price to decline.
We may be subject to litigation for any of a variety of claims, which could harm our reputation and adversely affect our business, results of operations, and financial condition.
In the ordinary course of business, we may be involved in and subject to litigation for a variety of claims or disputes and receive regulatory inquiries. These claims, lawsuits, and proceedings could include labor and employment, wage and hour, income tax, commercial, data privacy, antitrust, alleged securities law violations or other investor claims, and other matters. The number and significance of these potential claims and disputes may increase as our business expands. Any claim against us, regardless of its merit, could be costly, divert management’s attention and operational resources, and harm our reputation. As litigation is inherently unpredictable, we cannot assure you that any potential claims or disputes will not have a material adverse effect on our business, results of operations, and financial condition. Any claims or litigation, even if fully indemnified or insured, could make it more difficult to compete effectively or to obtain adequate insurance in the future.

In addition, we may be required to spend significant resources to monitor and protect our contractual, intellectual property, and other rights, including collection of payments and fees. Litigation has been and may be necessary in the future to enforce such rights. Such litigation could be costly, time consuming, and distracting to management and could result in the impairment or loss of our rights. Furthermore, our efforts to enforce our rights may be met with defenses, counterclaims, and countersuits attacking the validity and enforceability of such rights. Our inability to protect our rights, as well as any costly litigation or diversion of our management’s attention and resources, could have an adverse effect on our business, results of operations, and financial condition or harm our reputation.
Our failure to raise additional capital or generate cash flows necessary to expand our operations and invest in new technologies in the future could reduce our ability to compete successfully and harm our results of operations.
We may require additional financing, and we may not be able to obtain debt or equity financing on favorable terms, if at all. Any debt financing obtained by us could involve restrictive covenants relating to financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. If we raise additional funds through further issuances of equity, convertible debt securities, or other securities convertible into equity, our existing stockholders could experience significant dilution, and any new equity securities we issue could have rights, preferences, and privileges senior to those of holders of our Class A common stock. The terms of any debt financing may include liquidity requirements, restrict our ability to pay dividends, and require us to comply with other covenants restrictions. If we need additional capital and cannot raise it on acceptable terms, or at all, we may not be able to, among other things:
•develop new features, integrations, capabilities, and enhancements;
•continue to expand our product and development, and sales and marketing teams;
•hire, train, and retain employees;
•respond to competitive pressures or unanticipated working capital requirements; or
•pursue acquisition opportunities.
Our referral partners and resellers provide revenue to our business, and we benefit from our association with them. Our failure to maintain successful relationships with these partners could adversely affect our business.
Our referral partners and resellers drive revenue to our business and our agreements with these partners and resellers are non-exclusive, with the exception of one exclusive reseller agreement in Japan. While most of these partners and resellers offer products or services that are complementary to our platform and products, some offer point solutions that compete with certain functionalities of our platform. These referral partners and resellers may decide in the future to terminate their agreements with us and/or to market and sell a competitor’s or their own products or services rather than ours, which could cause our revenue to decline. Our competitors may in some cases be effective in causing our referral partners and resellers, or potential referrals and resellers, to favor their products and services or to prevent or reduce sales of our platform and products. Also, we derive tangible and intangible benefits from our association with some of our referral partners and members of our affiliate networking programs, particularly high-profile partners that reach a large number of companies through the internet. If a substantial number of these partners or networking affiliates reduce or cease their relationships with us, our business, financial condition, and results of operations could be adversely affected.
We expect that we will need to continue to expand and maintain a network of referral partners and resellers in order to expand into certain international markets. A loss of or reduction in sales through these third parties could reduce our revenue. Recruiting and retaining qualified resellers in our network and training them in our technology and product offerings requires significant time and resources. If we decide to further develop and expand our indirect sales channels, we must continue to scale and improve our processes and procedures to support these channels, including investment in systems and training. Many resellers may not be willing to invest the time and resources required to train their staff to effectively sell our platform. If we fail to maintain relationships with our referral partners and resellers, fail to develop relationships with new referral partners and resellers in new markets or expand the same in existing markets, or fail to manage, train, or provide appropriate incentives to our existing referral partners and resellers, our ability to increase the number of new paying customers and increase sales to existing paying customers could be adversely impacted, which would harm our business.
Our ability to utilize our net operating loss carryforwards may be limited.
As of December 31, 2020, we had U.S. federal and state net operating loss carryforwards of approximately $28.0 million and $14.1 million, respectively. Our ability to utilize our federal net operating loss carryforwards may be limited under Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”). The limitations apply if we experience an “ownership change,” which is generally defined as a greater than 50 percentage point change (by value) in the ownership of our equity by certain stockholders over a rolling three-year period. Similar provisions of state tax law may also apply to limit the use of our state net operating loss carryforwards. Future changes in our stock ownership, which may be outside of our control, may trigger an ownership change and, consequently, the limitations under Section 382 of the Code. As a result, if or when we earn net taxable income, our ability to use our pre-change net operating loss carryforwards to offset such taxable income may be subject to limitations, which could adversely affect our future cash flows.
We could be required to collect additional sales and other similar taxes or be subject to other tax liabilities that may increase the costs our customers would have to pay for our subscriptions and adversely affect our operating results.
Sales and use, value-added, goods and services, and similar tax laws and rates are complicated and vary greatly by jurisdiction. There is significant uncertainty as to what constitutes sufficient nexus for a national, state, or local jurisdiction to levy taxes, fees, and surcharges for sales made over the internet, as well as whether our subscriptions are subject to tax in various jurisdictions. Certain countries and the vast majority of states have considered or adopted laws that impose tax collection obligations on out-of-state companies. Additionally, in the United States, the Supreme Court of the United States recently ruled in South Dakota v. Wayfair, Inc. et. al. (“Wayfair”) that online sellers can be required to collect sales and use tax despite not having a physical presence in the buyer’s state. In response to the Wayfair case, or otherwise, national, states, or local governments may enforce laws requiring us to calculate, collect, and remit taxes on sales in their jurisdictions. We have not always collected sales and other similar taxes in all jurisdictions in which we are required to. We may be obligated to collect and remit sales tax in jurisdictions in which we have not previously collected and remitted sales tax. We could also be subject to audits in states and non-U.S. jurisdictions for which we have not accrued tax liabilities. A successful assertion by one or more countries or states requiring us to collect taxes where we historically have not or presently do not do so could result in substantial tax liabilities, including taxes on past sales, as well as penalties and interest. The imposition by national, state, or local governments of sales tax collection obligations on out-of-state sellers could also create additional administrative burdens for us and decrease our future sales, which could adversely affect our business and operating results.
Risks Related to the Regulatory Framework that Governs Us
If the use of cookies or other tracking technologies becomes subject to unfavorable legislation or regulation, is restricted by internet users or other third parties or is blocked or limited by users or by technical changes on end users’ devices, our ability to attract new customers, convert traffic to paying customers and to develop and provide certain products could be diminished or eliminated.
We rely on cookies and other technologies, such as web beacons (collectively, “cookies”) which are placed on internet browsers to gather data regarding the content of a user’s web browsing activity. We use cookies to store users’ settings between sessions and to enable visitors to our website to use certain features, such as gaining access to secure areas of the website. We also use cookies, including cookies placed by third-party services with which we integrate, to enable us to gather statistics about our visitors’ use of our website and to allow our website visitors to connect our platform to their social networking sites, which enables us to advertise our products to them using retargeting methods. The availability of this data may be limited by numerous potential factors, including government legislation or regulation restricting the use of cookies for certain purposes, such as retargeting, browser limitations on the collection or use of cookies, or internet users deleting or blocking cookies on their web browsers or on our website.
Our ability, like those of other technology companies, to collect, augment, analyze, use, and share information collected through the use of third-party cookies for online behavioral advertising is governed by U.S. and foreign laws and regulations which change from time to time, such as those regulating the level of consumer notice and consent required before a company can employ cookies to collect data about interactions with users online. In the United States, both state and federal legislation govern activities such as the collection and use of data, and privacy in the advertising technology industry has frequently been subject to review, and occasional enforcement, by the Federal Trade Commission, or the FTC, U.S. Congress, and individual states.
As our business is global, our activities are also subject to foreign legislation and regulation. In the EU, the EU Directive 2002/58/EC (as amended by Directive 2009/136/EC), commonly referred to as the e-Privacy Directive, and related implementing legislation in the EU member states, and in the UK, the Privacy and Electronic Communications (EC Directive) Regulations 2003, require that accessing or storing information on an internet user’s device, such as through a cookie, is allowed only if the internet user has been informed thereof, and provided prior unambiguous, specific, and informed consent for the placement of a cookie on a user’s device. A new e-Privacy Regulation is currently under discussion by EU member states to replace the e-Privacy Directive. Although it remains under debate, the proposed e-Privacy Regulation would amend rules on third-party cookies and significantly increase penalties for non-compliance. We cannot yet determine the impact such future laws, regulations, and standards may have on our use of third-party cookies. Additionally, the use of third-party cookies in the digital advertising ecosystem, particularly in the context of real-time bidding advertising auctions, is subject to increased regulatory scrutiny in the EU and the UK. Several European data protection authorities (including in Belgium, Ireland, UK, Poland, Spain, Luxembourg, and the Netherlands) have launched investigations or inquiries over Google’s and other AdTech companies’ practices concerning the collection and sharing of consumer data through cookies, the outcome of which is still uncertain. These investigations or inquiries could result in the imposition of more stringent standards around consent to place cookies or otherwise restrict the use of third-party cookies for online behavioral advertising. We have also received inquiries from, and engaged in correspondence with, European data protection authorities regarding our practices regarding cookies used on our websites, and the outcome of these inquiries is still uncertain.
Additionally, new and expanding “Do Not Track” regulations have recently been enacted or proposed that protect users’ right to choose whether or not to be tracked online. These regulations seek, among other things, to allow end users to have greater control over the use of private information collected online, to forbid the collection or use of online information, to demand a business to comply with their choice to opt out of such collection or use, and to place limits upon the disclosure of information to third-party websites.
Continued regulation of cookies, and changes in the interpretation and enforcement of existing laws, regulations, standards, and other obligations, as well as increased enforcement by industry groups or data protection authorities, could restrict our activities, such as efforts to understand users’ internet usage and engage in marketing activities, or require changes to our practices. Any inability to obtain information through cookies or to obtain it on the terms we anticipate, could cause a significant impact on the operation of our platform, impair our ability to target and attract new customers, and reduce our ability to predict our customers’ interests in or need for one or more of our products, any of which may cause a reduction in revenue, or a reduction in revenue growth or negatively impact our ability to obtain new subscriptions and retain or grow the subscriptions of existing customers.
Additionally, cookies may easily be deleted or blocked by internet users. All of the most commonly used internet browsers (including Chrome, Firefox, Internet Explorer, and Safari) allow internet users to prevent cookies from being accepted by their browsers. Internet users can also delete cookies from their computers at any time. Some internet users also download “ad blocking” software that prevents cookies from being stored on a user’s device. If more internet users adopt these settings or delete their cookies more frequently than they currently do, our business could be harmed. In addition, the Safari and Firefox browsers block third-party cookies by default, and other browsers may do so in the future. Unless such default settings in browsers were altered by internet users to permit the placement of third-party cookies, fewer cookies would be available, which could adversely affect our business. In addition, companies such as Google LLC have publicly disclosed their intention to move away from cookies to another form of persistent unique identifier (“ID”) to identify individual internet users or internet-connected devices in the bidding process on advertising exchanges. If companies do not use shared IDs across the entire ecosystem, this could have a negative impact on our ability to obtain content consumption data.
Changes in laws, regulations, and public perception concerning data protection and privacy, or changes in the interpretation or patterns of enforcement of existing laws and regulations, could impair our efforts to maintain and expand our customer base or the ability of our customers and users to use our platform and some or all of our products. Breaches of laws and regulations concerning data protection and privacy could expose us to significant fines and other penalties.
We hold personal data about a variety of individuals, such as our customers, users, employees, contractors, and business partners, and we use such personal data as needed to collect payment from our customers, communicate with and recommend products to our customers and prospective customers through our marketing and advertising efforts, and comply with legal obligations. Processing of personal data is increasingly subject to legislation and regulation in numerous jurisdictions around the world.
For example, relevant applicable laws and regulations governing the collection, use, disclosure, security or other processing of personal information include, in the United States, rules and regulations promulgated under the authority of the Federal Trade Commission, the CCPA, and state breach notification laws. In particular, in California, the CCPA was enacted in June 2018, became effective back on January 1, 2020 and became subject to enforcement by the California Attorney General’s office on July 1, 2020. The CCPA broadly defines personal information and provides an expansive meaning to activity considered to be a sale of personal information, and gives California residents expanded privacy rights and protections, including the right to opt out of the sale of personal information. The CCPA also provides for civil penalties for violations and a private right of action for certain data breaches. Moreover, a new privacy law that amends and expands the CCPA, the California Privacy Rights Act (“CPRA”), was passed on November 3, 2020. The CPRA creates additional obligations relating to personal information that take effect on January 1, 2023 (with certain provisions having retroactive effect to January 1, 2022). The CPRA also establishes a new enforcement agency dedicated to consumer privacy. The CPRA’s implementing regulations are expected on or before July 1, 2022, and enforcement is scheduled to begin July 1, 2023. We will continue to monitor developments related to the CPRA and anticipate additional costs and expenses associated with CPRA compliance. Additionally, comprehensive privacy laws akin to the CPRA have recently been passed in Virginia and Colorado, and it is quite possible that other U.S. states will follow suit. New data privacy laws have been proposed in more than half of the states in the United States and in the U.S. Congress, reflecting a trend toward more stringent privacy legislation in the United States, which trend may accelerate under the current U.S. presidential administration. The effects of the CCPA, CPRA, and other similar state or federal laws, are potentially significant and may require us to modify our data processing practices and policies, and to incur substantial costs and potential liability in an effort to comply with such legislation.
We maintain offices in the EU (including Poland, the Czech Republic, and Cyprus) and we have customers in the EU and the UK. Accordingly, we are subject to the General Data Protection Regulation (EU) 2016/679 (the “UK GDPR”), and related member state implementing legislation. As of January 1, 2021, the UK’s European Union (Withdrawal) Act 2018 incorporated the EU GDPR (as it existed on December 31, 2020 but subject to certain UK-specific amendments) into UK law (the “UK GDPR”). The EU GDPR and UK GDPR are collectively defined herein as “European Data Protection Law”). European Data Protection Law places obligations on controllers and processors of personal data, while establishing rights for individuals with respect to their personal data, including rights of access and deletion in certain circumstances. European Data Protection Law is also explicitly extraterritorial in its application, and could affect our business activities in jurisdictions outside the EU and the UK.
We have implemented measures designed to comply with the requirements of European Data Protection Law. In respect of these measures, we rely on positions and interpretations of the law (including European Data Protection Law) that have yet to be fully tested before the relevant courts and regulators. If a regulator or court of competent jurisdiction determined that one or more of our compliance efforts does not satisfy the applicable requirements of the law (including European Data Protection Law), or if any party brought a claim in this regard, we could be subject to governmental or regulatory investigations, enforcement actions, regulatory fines, compliance orders, litigation, or public statements against us by consumer advocacy groups or others, any of which could cause customers to lose trust in us or otherwise damage our reputation. Likewise, a change in guidance could be costly and have an adverse effect on our business.
The requirements of European Data Protection Law pertaining to the licensing of data or obtaining such data from third parties are not entirely clear in all cases. It is possible that third parties may bring claims against us, alleging non-compliance with such requirements, and seeking damages, seeking to prevent us from using certain data, or seeking to prevent us from using data in particular ways. Such claims could potentially adversely affect our ability to provide our services and the current level of functionality of our platform in such circumstances, which could adversely affect our results of operations.
European Data Protection Law also imposes strict rules on the transfer of personal data out of the EU/UK to third countries deemed to lack adequate privacy protections (including the United States), unless an appropriate safeguard specified by the European Data Protection Law is implemented, such as the Standard Contractual Clauses (“SCCs”) approved by the European Commission, or a derogation applies. We rely on SCCs and certain derogations to transfer personal data from the EU and the UK to the United States and Russia. On July 16, 2020, the Court of Justice of the EU (the “CJEU”) in its Schrems II decision ruled that transfers made pursuant to the SCCs and other alternative transfer mechanisms need to be analyzed on a case-by-case basis to ensure EU standards of data protection are met in the jurisdiction where the data importer is based. On June 4, 2021, the European Commission published new versions of the SCCs (“New SCCs”), which seek to address the issues identified by the CJEU’s Schrems II decision and provide further details regarding the transfer assessments of the importer third country’s laws that the parties are required to conduct when implementing the New SCCs. On June 18, 2021, the European Data Protection Board (“EDPB”) issued its final guidance following the CJEU’s decision that imposes significant new diligence requirements on transferring data outside the EU, including under an approved transfer mechanism. This guidance requires an “essential equivalency” assessment of the laws of the destination country transferred. The UK Information Commissioner’s Office has begun a consultation process seeking responses to a draft International Data Transfer Agreement that is proposed for the purposes of data transfers out of the UK. The outcome of that consultation is not yet known. We and many other companies may need to implement different or additional measures to establish or maintain legitimate means for the transfer of personal data from the EU and the UK to the United States and other third countries, and we may, in addition to other impacts, experience additional costs associated with increased compliance burdens. European or multi-national customers may refuse or be reluctant to use or continue to use our platform or products as a result of such developments until law makers and regulators in the EU and the United States have resolved the issues that instigated the decision of the CJEU noted above. This and other future developments regarding the flow of data across borders could increase the cost and complexity of delivering our platform and products in some markets and may lead to governmental enforcement actions, litigation, fines, and penalties or adverse publicity, which could have an adverse effect on our reputation and business.
We may find it necessary or advantageous to join industry bodies, or self-regulatory organizations, that impose stricter compliance requirements than those set out in applicable laws, including European Data Protection Law. We may also be bound by contractual restrictions that prevent us from participating in data processing activities that would otherwise be permissible under applicable laws, including European Data Protection Law. Such strategic choices may impact our ability to exploit data and may have an adverse impact on our business.
As we maintain offices in Russia, we face particular privacy, data security, and data protection risks in connection with requirements of Russia’s data protection and security laws, including Federal Law of 21 July 2014 No. 242-FZ, which entered into effect September 1, 2015, Federal Law of 27 July 2006 No. 152-FZ (as amended) and Federal Law of 27 July 2006 No. 149-FZ (as amended). Among other stringent requirements, these laws require ensuring that certain operations on personal data of Russian citizens are conducted in database(s) located in Russia.
We expect that there will continue to be new proposed laws, regulations, and industry standards concerning privacy, data protection, and information security in the United States, the EU, and other jurisdictions, and we cannot yet determine the impact such future laws, regulations, and standards may have on our business.
These and other legal requirements could require us to make additional changes to our platform or products in order for us or our customers to comply with such legal requirements or reduce our ability to lawfully collect personal data used in our platform and products. These changes could reduce demand for our platform or products, require us to take on more onerous obligations in our contracts, restrict our ability to store, transfer, and process personal data or, in some cases, impact our ability or our customers’ ability to offer our products in certain locations, to deploy our solutions, to reach current and prospective customers, or to derive insights from data globally.
The costs of complying with existing or new data privacy or data protection laws and regulations, regulatory guidance, our privacy policies and contractual obligations to customers, users, or other third parties, may limit the use and adoption of our platform and products, reduce overall demand for our products, make it more difficult for us to meet expectations from or commitments to customers and users, lead to significant fines, penalties, or liabilities for noncompliance, impact our reputation, or slow the pace at which we close sales transactions, any of which could harm our business.
Furthermore, the uncertain and shifting regulatory environment and trust climate may cause concerns regarding data privacy and may cause our vendors, customers and users to resist providing the data necessary to allow us to offer our platform and products to our customers and users effectively, or could prompt individuals to opt out of our collection of their personal data. Even the perception that the privacy of personal data is not satisfactorily protected or does not meet regulatory requirements could discourage prospective customers from subscribing to our products or discourage current customers from renewing their subscriptions.
Compliance with any of the foregoing laws and regulations can be costly and can delay or impede the development of new products. We may incur substantial fines if we violate any laws or regulations relating to the collection or use of personal data. For example, the UK GDPR imposes sanctions for violations up to the greater of €20 million and 4% of worldwide gross annual revenue, enables individuals to claim damages resulting from infringement of the UK GDPR and introduces the right for non-profit organizations to bring claims on behalf of data subjects. The CCPA allows for fines of up to $7,500 for each violation (affected individual) that a business does not cure within 30 days of receiving notice of the violation. Non-compliance with Russian data localization rules may result in imposition of an administrative fine of up to RUB 18 million, or approximately $240,000, for each violation. Our actual or alleged failure to comply with applicable privacy or data security laws, regulations, and policies, or to protect personal data, could result in enforcement actions and significant penalties against us, which could result in negative publicity or costs, subject us to claims or other remedies, and have a material adverse effect on our business, financial condition, and results of operations.
Many aspects of data protection and privacy laws are relatively new and their scope has not been tested in the courts. As a result, these laws and regulations are subject to differing interpretations and may be inconsistent among jurisdictions. It is possible that these laws and regulations may be interpreted and applied in a manner that is inconsistent with our interpretations and existing data management practices or the features of our products. Certain of our activities could be found by a court, government, or regulatory authority to be noncompliant or become noncompliant in the future with one or more data protection or data privacy laws, even if we have implemented and maintained a strategy that we believe to be compliant. Further, we may be subject to additional risks associated with data security breaches or other incidents, in particular because certain data privacy laws, including European Data Protection Law and the CCPA, grant individuals a private right of action arising from certain data security incidents. If so, in addition to the possibility of fines, lawsuits, and other claims and penalties, we could be required to fundamentally change our business activities and practices or modify our products, which could harm our business.
We also receive personal data from third-party vendors (e.g., data brokers). We may not be able to verify with complete certainty the source of such data, how it was collected, and that such data was collected and is being shared with us in compliance with all applicable data protection and privacy laws. Our use of personal data obtained from third-party vendors could result in potential regulatory investigations, fines, penalties, compliance orders, liability, litigation, and remediation costs, as well as reputational harm, any of which could materially adversely affect our business and financial results. The requirements of European Data Protection Law pertaining to the licensing of data or obtaining such data from third parties are not entirely clear in all cases. It is possible that third parties may bring claims against us, alleging non-compliance with such requirements, and seeking damages, seeking to prevent us from using certain data, or seeking to prevent us from using data in particular ways. Such claims could potentially adversely affect our ability to provide our services and the current level of functionality of our platform in such circumstances, which could adversely affect our results of operations.
Changes in legislation or requirements related to automatically renewing subscription plans, or our failure to comply with existing or future regulations, may adversely impact our business.
Our business relies heavily on the fact that customers enter subscription contracts where they agree that the subscription will automatically renew for a new term, and their credit or debit cards will automatically be charged on an ongoing basis, unless the subscription is canceled by the customer. Some states have passed or considered legislation limiting the duration for which subscriptions can automatically renew, if at all.
Although this enacted and proposed legislation generally would not affect companies that sell subscriptions to other companies, like ours does, there could be variances and inconsistencies in these rules or requirements among jurisdictions that expose us to compliance risks that would have a material adverse effect on our business operations and financial condition, and could result in fines, penalties, damages, civil liability, and higher transaction fees. In addition, any costs that result from future legislation and regulations, or from changes in the interpretation of existing legislation and regulations, could individually or in the aggregate cause us to change or limit our business practices, which may make our subscription business model less attractive.

Changes in laws and regulations related to the internet or changes in the internet infrastructure itself may diminish the demand for our platform and could harm our business.
The future success of our business depends upon the continued use of the internet as a primary medium for commerce, communication, and business applications. Federal, state, or foreign governmental bodies or agencies have in the past adopted, and may in the future adopt, laws or regulations affecting the use of the internet as a commercial medium. The adoption of any laws or regulations that could reduce the growth or use of the internet, including laws or practices limiting internet neutrality, could decrease the demand for, or the usage of, our platform and products, increase our cost of doing business, require us to modify our platform or financial systems, and may harm our results of operations. In addition, government agencies or private organizations have imposed and may impose additional taxes, fees, or other charges for accessing the internet or commerce conducted via the internet, which could limit the growth of internet-related commerce or communications generally, result in higher prices for our products and platform, or result in reduced demand for internet-based products such as ours.
As the internet continues to experience growth in the number of users, frequency of use, and amount of data transmitted, the internet infrastructure that we and our customers rely on may be unable to support the demands placed upon it. In addition, there could be adverse effects from delays in the development or adoption of new standards and protocols to handle increased demands of internet activity, security, reliability, cost, ease-of-use, accessibility, and quality of service. Further, our platform depends on the quality of our customers’ access to the internet. The failure of the internet infrastructure that we or our customers rely on, even for a short period of time, could undermine our operations and harm our results of operations.
Internet access is frequently provided by companies that have significant market power that could take actions that degrade, disrupt, or increase the cost of customer access to our platform, any of which would negatively impact our business. On June 11, 2018, the repeal of the Federal Communications Commission’s, or the FCC’s, “net neutrality” rules took effect and returned to a “light-touch” regulatory framework. The prior rules were designed to ensure that all online content is treated the same by internet service providers and other companies that provide broadband services. Additionally, on September 30, 2018, California enacted the California internet Consumer Protection and Net Neutrality Act of 2018, making California the fourth state to enact a state-level net neutrality law since the FCC repealed its nationwide regulations, mandating that all broadband services in California must be provided in accordance with state net neutrality requirements. The U.S. Department of Justice has sued to block the law going into effect, and California has agreed to delay enforcement until the resolution of the FCC’s repeal of the federal rules. A number of other states are considering legislation or executive actions that would regulate the conduct of broadband providers. We cannot predict whether the FCC order or state initiatives will be modified, overturned, or vacated by legal action of the court, federal legislation or the FCC. With the repeal of net neutrality rules, network operators may choose to implement usage-based pricing, discount pricing charged to providers of competitive products, otherwise materially change their pricing rates or schemes, charge us to deliver our traffic or throttle its delivery, implement bandwidth caps or other usage restrictions or otherwise try to monetize or control access to their networks, any of which could increase our costs, or those of our customers in accessing our platform, and negatively impact our business and results of operations.
Federal, state, and foreign laws regulate internet tracking software, the sending of commercial emails and text messages, and other activities, which could impact the use of our platform and products, and potentially subject us to regulatory enforcement or private litigation.
We are subject to laws and regulations that govern sending marketing and advertising by electronic means, such as email and telephone. For example, in the United States, the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003, or the CAN-SPAM Act, among other things, obligates the sender of commercial emails to provide recipients with the ability to opt out of receiving future commercial emails from the sender. In addition, the Telephone Consumer Protection Act imposes certain notice, consent, and opt-out obligations on companies that send telephone or text communications using auto dialers to consumers, and provides consumers with private rights of action for violations. Further, certain states and foreign jurisdictions, such as Australia, Canada, and the EU, have enacted laws that prohibit sending unsolicited marketing emails unless the recipient has provided its prior consent to receipt of such email, or in other words has “opted-in” to receiving it. A requirement that recipients opt into, or the ability of recipients to opt out of, receiving commercial emails may minimize the effectiveness of our marketing, which could adversely affect our ability to attract new customers or entice existing customers to upgrade their subscriptions.
We are subject to U.S. economic sanctions, export control and anti-corruption laws, and regulations that could impair our ability to compete in international markets or subject us to liability if we violate such laws and regulations.
We are subject to U.S. economic sanctions, export control and anti-corruption laws, and regulations that prohibit the provision of certain products and services to certain countries, governments, and persons targeted by U.S. sanctions. We have adopted a company-wide Trade Compliance Policy and implemented certain precautions to prevent our platform and products from being exported or accessed in violation of U.S. export controls or U.S. sanctions laws and regulations. However, we cannot be certain that each of our employees will fully comply with the Trade Compliance Policy, nor can we be certain that the precautions we take will prevent all violations of these laws.
We have previously identified, and may continue to identify, customer accounts for our platform and products that may originate from, or are intended to benefit, persons in countries that are subject to U.S. embargoes, including transactions or events in or relating to Cuba, Iran, North Korea, Syria, and the Crimea region of Ukraine. In the second quarter of 2021, we submitted a voluntary self-disclosure and a final report to the U.S. Department of the Treasury’s Office of Foreign Assets Control, or OFAC, regarding potential violations of OFAC regulations that may have involved the provision of services to customers in sanctioned countries. We have not yet obtained a determination from OFAC.
If we are found to be in violation of U.S. sanctions or export control laws, we may be fined or other penalties could be imposed. Furthermore, changes in export control or economic sanctions laws and enforcement could also result in increased compliance requirements and related costs, which could materially adversely affect our business, results of operations, financial condition, and/or cash flows.
We are also subject to various U.S. and international anti-corruption laws, such as the U.S. Foreign Corrupt Practices Act and the UK Bribery Act, as well as other similar anti-bribery and anti-kickback laws and regulations. These laws and regulations generally prohibit companies and their employees and intermediaries from authorizing, offering, or providing improper payments or benefits to government officials and other recipients for improper purposes. Our exposure for violating these laws may increase as we continue to expand our international presence, and any failure to comply with such laws could harm our business.
Our internal controls over financial reporting currently do not meet all of the standards contemplated by Section 404 of the Sarbanes-Oxley Act of 2002, as amended (“SOX”), and failure to achieve and maintain effective internal controls over financial reporting in accordance with Section 404 of SOX could impair our ability to produce timely and accurate financial statements or comply with applicable regulations and have a material adverse effect on our business. In the future, our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.
As a public company, we are subject to certain reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and have significant requirements for enhanced financial reporting and internal controls. Our disclosure controls and procedures are designed to reasonably assure that information required to be disclosed by us in reports we file or submit under the Exchange Act is accumulated and communicated to management, recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission (the “SEC”). The process of designing and implementing effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments, and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. If we are unable to maintain appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations on a timely basis, result in material misstatements in our consolidated financial statements, and harm our operating results. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements or insufficient disclosures due to error or fraud may occur and not be detected.
In addition, we will be required, pursuant to Section 404 of the Sarbanes–Oxley Act of 2002, as amended (“SOX”), to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting in the annual report on Form 10-K for the year ended December 31, 2022. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing, and possible remediation. Testing and maintaining internal controls may divert management’s attention from other matters that are important to our business. Beginning with our annual report on Form 10-K for the year ended December 31, 2022, our independent registered public accounting firm may be required to attest to the effectiveness of our internal control over financial reporting on an annual basis. However, while we remain an emerging growth company, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting. If we are not able to complete our initial assessment of our internal controls and otherwise implement the requirements of Section 404 of SOX in a timely manner or with adequate compliance, our independent registered public accounting firm may not be able to certify as to the adequacy of our internal controls over financial reporting. Additionally, when required, an independent assessment of the effectiveness of our internal controls over financial reporting could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls over financial reporting could lead to financial statement restatements and require us to incur the expense of remediation.
Matters impacting our internal controls may cause us to be unable to report our financial information on a timely basis and thereby subject us to adverse regulatory consequences, including sanctions by the SEC or violations of applicable stock exchange listing rules, which may result in a breach of the covenants under existing or future financing arrangements. There also could be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements. Confidence in the reliability of our financial statements also could suffer if we or our independent registered public accounting firm report a material weakness in our internal controls over financial reporting. This could materially adversely affect us and lead to a decline in the market price of our Class A common stock.
In connection with the audit of our consolidated financial statements for the year ended December 31, 2019, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting related to deficiencies in our controls over the financial statement close process. Specifically, there were deficiencies in the design and operations of internal controls over the identification and review of complex accounting issues involving significant judgment or estimates with respect to certain prior period transactions.

We have implemented, and are continuing to implement, measures designed to improve our internal control over financial reporting to remediate this material weakness. These measures include formalizing our processes and internal control documentation, strengthening supervisory reviews by our financial management, hiring additional qualified accounting and finance personnel, and engaging financial consultants to enable the implementation of internal control over financial reporting.
We expect to incur additional costs to remediate the control deficiencies identified, though there can be no assurance that our efforts will be successful or avoid potential future material weaknesses. If we are unable to successfully remediate our existing or any future material weaknesses in our internal control over financial reporting, or if we identify any additional material weaknesses, the accuracy and timing of our financial reporting may be adversely affected, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements, investors may lose confidence in our financial reporting, and our stock price may decline as a result. We also could become subject to investigations by the New York Stock Exchange (“NYSE”), the SEC or other regulatory authorities.
Our internal resources and personnel may in the future be insufficient to avoid accounting errors and there can be no assurance that we will not have additional material weaknesses in the future. Any failure to develop or maintain effective controls or any difficulties encountered implementing required new or improved controls could harm our operating results or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will eventually be required to include in our periodic reports that will be filed with the SEC. Ineffective disclosure controls, procedures, and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the NYSE.
Unanticipated changes in our effective tax rate and additional tax liabilities may impact our financial results.
We are subject to income taxes in the United States and various jurisdictions outside of the United States. Our income tax obligations are generally determined based on our business operations in these jurisdictions. Significant judgment is often required in the determination of our worldwide provision for income taxes. Our effective tax rate could be impacted by changes in the earnings and losses in countries with differing statutory tax rates, changes in non-deductible expenses, changes in excess tax benefits of stock-based compensation, changes in the valuation of deferred tax assets and liabilities and our ability to utilize them, the applicability of withholding taxes, effects from acquisitions, changes in accounting principles and tax laws in jurisdictions where we operate. Any changes, ambiguity, or uncertainty in taxing jurisdictions’ administrative interpretations, decisions, policies, and positions could also materially impact our income tax liabilities.
As our business continues to grow and if we become more profitable, we anticipate that our income tax obligations could significantly increase. If our existing tax credits and net operating loss carry-forwards become fully utilized, we may be unable to offset or otherwise mitigate our tax obligations to the same extent as in prior years. This could have a material impact to our future cash flows or operating results.
In addition, recent global tax developments applicable to multinational companies, including certain approaches of addressing taxation of digital economy recently proposed or enacted by the Organisation for Economic Co-operation and Development, the European Commission or certain major jurisdictions where we operate or might in the future operate, might have a material impact to our business and future cash flow from operating activities, or future financial results. We are also subject to tax examinations in multiple jurisdictions. While we regularly evaluate new information that may change our judgment resulting in recognition, derecognition, or changes in measurement of a tax position taken, there can be no assurance that the final determination of any examinations will not have an adverse effect on our operating results and financial position. In addition, our operations may change, which may impact our tax liabilities. As our brand becomes increasingly recognizable both domestically and internationally, our tax planning structure and corresponding profile may be subject to increased scrutiny, and if we are perceived negatively, we may experience brand or reputational harm.
We may also be subject to additional tax liabilities and penalties due to changes in non-income based taxes resulting from changes in federal, state, or international tax laws, changes in taxing jurisdictions’ administrative interpretations, decisions, policies and positions, results of tax examinations, settlements or judicial decisions, changes in accounting principles, and changes to the business operations, including acquisitions, as well as the evaluation of new information that results in a change to a tax position taken in a prior period. Any resulting increase in our tax obligation or cash taxes paid could adversely affect our cash flows and financial results.
Our international operations may subject us to greater than anticipated tax liabilities.
We are expanding our international operations to better support our growth into international markets. We are also hiring workers in several jurisdictions outside our local offices. Our corporate structure and associated transfer pricing policies contemplate future growth in international markets, and consider the functions, risks, and assets of the various entities involved in intercompany transactions. The amount of taxes we pay in different jurisdictions may depend on the application of the tax laws of various jurisdictions, including the United States, to our international business activities, changes in tax rates, new or revised tax laws or interpretations of existing tax laws and policies, and our ability to operate our business in a manner consistent with our corporate structure and intercompany arrangements. The taxing authorities of the jurisdictions in which we operate may challenge our methodologies for pricing intercompany transactions pursuant to our intercompany arrangements or disagree with our determinations as to the income and expenses attributable to specific jurisdictions. If such a challenge or disagreement were to occur, and our position was not sustained, we could be required to pay additional taxes, interest, and penalties, which could result in one-time tax charges, higher effective tax rates, reduced cash flows, and lower overall profitability of our operations and we may be required to revise our intercompany agreements. Our financial statements could fail to reflect adequate reserves to cover such a contingency.
Risks Related to Our Intellectual Property
We may not be able to adequately protect our proprietary and intellectual property rights in our data or technology.
Our success is dependent, in part, upon protecting our proprietary information and technology. Our intellectual property portfolio primarily consists of registered and unregistered trademarks, unregistered copyrights, domain names, know-how, and trade secrets. We may be unsuccessful in adequately protecting our intellectual property. No assurance can be given that confidentiality, non-disclosure, or invention or copyright assignment agreements with employees, consultants, partners or other parties have been entered into, will not be breached, or will otherwise be effective in establishing our rights in intellectual property and in controlling access to and distribution of our platform, or certain aspects of our platform, and proprietary information. Further, these agreements do not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our platform. Additionally, certain unauthorized use of our intellectual property may go undetected, or we may face legal or practical barriers to enforcing our legal rights even where unauthorized use is detected.
Current laws may not provide for adequate protection of our platform or data, especially in foreign jurisdictions which may have laws that provide insufficient protections to companies. In addition, legal standards relating to the validity, enforceability, and scope of protection of proprietary rights in internet-related businesses are uncertain and evolving, and changes in these standards may adversely impact the viability or value of our proprietary rights. Some license provisions protecting against unauthorized use, copying, transfer, and disclosure of our products, or certain aspects of our platform, or our data may be unenforceable under the laws of certain jurisdictions. Further, the laws of some countries do not protect proprietary rights to the same extent as the laws of the United States, and the laws and mechanisms for protection and enforcement of intellectual property rights in some foreign countries may be inadequate. As we continue to operate in foreign countries and expand our international activities, we have encountered and may in the future encounter challenges in navigating the laws of foreign countries, which may adversely affect our ability to protect our proprietary rights and subject us to claims from current or former personnel and other third parties. Moreover, our exposure to unauthorized copying of certain aspects of our platform, or our data may increase. Further, competitors, foreign governments, foreign government-backed actors, criminals, or other third parties may gain unauthorized access to our proprietary information and technology. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our technology and intellectual property or claiming that we infringe upon or misappropriate their technology and intellectual property.
To protect our intellectual property rights, we may be required to spend significant resources to monitor, protect, and defend these rights, and we may or may not be able to detect infringement by our customers or third parties. Litigation has been and may be necessary in the future to enforce our intellectual property rights and to protect our trade secrets. Such litigation could be costly, time consuming, and distracting to management and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims, and countersuits attacking the validity and enforceability of our intellectual property rights. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management’s attention and resources, could delay further sales or the implementation of our platform, impair the functionality of our platform, delay introductions of new features, integrations, and capabilities, result in our substituting inferior or more costly technologies into our platform, or injure our reputation. In addition, we may be required to license additional technology from third parties to develop and market new features, integrations, and capabilities, and we cannot be certain that we could license that technology on commercially reasonable terms or at all, and our inability to license this technology could harm our ability to compete.
If third parties claim that we infringe upon or otherwise violate their intellectual property rights, our business could be adversely affected.
We have in the past and may in the future be subject to claims that we have infringed or otherwise violated third parties’ intellectual property rights. There is patent, copyright, and other intellectual property development and enforcement activity in our industry and relating to the technology we use in our business. Our future success depends in part on not infringing upon or otherwise violating the intellectual property rights of others. From time to time, our competitors or other third parties (including non-practicing entities and patent holding companies) may claim that we are infringing upon or otherwise violating their intellectual property rights, and we may be found to be infringing upon or otherwise violating such rights. In addition, we do not own any issued, nor do we have any pending patents, which limits our ability to deter patent infringement claims by competitors and other third parties who hold patents. We may be unaware of the intellectual property rights of others that may cover some or all of our current or future technology or conflict with our rights, and the patent, copyright, and other intellectual property rights of others may limit our ability to improve our technology and compete effectively. Any claims of intellectual property infringement or other intellectual property violations, even those without merit, could:
•be expensive and time consuming to defend;
•cause us to cease making, licensing or using our platform or products that incorporate the challenged intellectual property;

•require us to modify, redesign, reengineer or rebrand our platform or products, if feasible;
•divert management’s attention and resources; or
•require us to enter into royalty or licensing agreements to obtain the right to use a third-party’s intellectual property.
Any royalty or licensing agreements, if required, may not be available to us on acceptable terms or at all. A successful claim of infringement against us could result in our being required to pay significant damages, enter into costly settlement agreements, or prevent us from offering our platform or products, any of which could have a negative impact on our operating profits and harm our future prospects. We may also be obligated to indemnify our customers or business partners in connection with any such litigation and to obtain licenses, modify our platform or products, or refund premium subscription fees, which could further exhaust our resources. Such disputes could also disrupt our platform or products, adversely affecting our customer satisfaction and ability to attract customers.
Our use of “open source” software could negatively affect our ability to offer and sell access to our platform and products, and subject us to possible litigation.
We use open source software in our platform and products, and expect to continue to use open source software in the future. There are uncertainties regarding the proper interpretation of and compliance with open source licenses, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to use such open source software, and consequently to provide or distribute our platform and products. Although use of open source software has historically been free, recently several open source providers have begun to charge license fees for use of their software. If our current open source providers were to begin to charge for these licenses or increase their license fees significantly, we would have to choose between paying such license fees or incurring the expense to replace the open source software with other software or with our own software, which would increase our research and development costs, and have a negative impact on our results of operations and financial condition.
Additionally, we may from time to time face claims from third parties claiming ownership of, or seeking to enforce the terms of, an open source license, including by demanding release of source code for the open source software, derivative works or our proprietary source code that was developed using or that is distributed with such open source software. These claims could also result in litigation and could require us to make our proprietary software source code freely available, require us to devote additional research and development resources to change our platform or incur additional costs and expenses, any of which could result in reputational harm and would have a negative effect on our business and operating results. In addition, if the license terms for the open source software we utilize change, we may be forced to reengineer our platform or incur additional costs to comply with the changed license terms or to replace the affected open source software. Further, use of certain open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of software or indemnification for third-party infringement claims. Although we have implemented policies to regulate the use and incorporation of open source software into our platform and products, we cannot be certain that we have not incorporated open source software in our platform and products in a manner that is inconsistent with such policies.
Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.
Our agreements with resellers and other third parties may include indemnification or other provisions under which we agree to indemnify or otherwise be liable to them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our platform, products or other acts or omissions. For some of our larger customers, we sometimes negotiate similar indemnification provisions or indemnification for breaches of our obligations, representations or warranties in the subscription agreement, gross negligence or willful misconduct, breaches of confidentiality, losses related to security incidents, breach of the data processing addendum or violations of applicable law. In some instances, the term of these contractual provisions survives the termination or expiration of the applicable agreement. Large indemnity payments or damage claims from contractual breach could harm our business, operating results, and financial condition.
From time to time, third parties may assert infringement claims against our customers or resellers. These claims may require us to initiate or defend protracted and costly litigation on behalf of customers and resellers, regardless of the merits of these claims. If any of these claims succeed, we may be forced to pay damages on behalf of our customers and resellers or may be required to obtain licenses for the platform or products they use or resell or modify our platform or products. We may not be able to obtain all necessary licenses on commercially reasonable terms, or at all, or to make such modifications to avoid a claim, in which case our customers and resellers may be required to stop using or reselling our platform or products. Further, customers may require us to indemnify or otherwise be liable to them for breach of confidentiality or failure to implement adequate security measures with respect to their data stored, transmitted, or processed by our employees or platform. Although we normally contractually limit our liability with respect to such obligations, we may still incur substantial liability related to them. Any dispute with a customer with respect to such obligations could have adverse effects on our relationship with that customer and other current and prospective customers, reduce demand for our platform or products, and harm our revenue, business, and operating results.
Risks Related to Ownership of Our Class A Common Stock
We are an emerging growth company and we cannot be certain that the reduced disclosure requirements applicable to emerging growth companies will not make our Class A common stock less attractive to investors.
We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.
For as long as we continue to be an emerging growth company, we also intend to take advantage of certain other exemptions from various reporting requirements that are applicable to other public companies including, but not limited to, reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements, and registration statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our Class A common stock less attractive because we will rely on these exemptions. If some investors find our Class A common stock less attractive as a result, there may be a less active trading market for our Class A common stock and our stock price may be more volatile.
We will remain an emerging growth company until the earliest of (i) the last day of the year in which we have total annual gross revenue of $1.07 billion or more, (ii) December 31, 2026, (iii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years, or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC.

We are subject to costs, regulations and requirements as a result of being a public company, which could impair our profitability, make it more difficult to run our business, or divert management’s attention from our business.
As a public company, and particularly after we are no longer an emerging growth company, we are required to commit significant resources, management time, and attention to the requirements of being a public company, which causes us to incur significant legal, accounting, and other expenses, including costs associated with public company reporting requirements, and recruiting and retaining independent directors. We also have incurred and will continue to incur costs associated with SOX and the Dodd-Frank Wall Street Reform and Consumer Protection Act and related rules implemented by the SEC and the NYSE, and compliance with these requirements will place significant demands on our legal, accounting, and finance staff and on our accounting, financial, and information systems. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. These rules and regulations may increase our legal and financial compliance costs and to make some activities more time-consuming and costly, and we are currently unable to estimate these costs with any degree of certainty. In addition, we might not be successful in implementing these requirements. These laws and regulations also could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors (the “Board”) or Board committees or as our executive officers. Furthermore, if we are unable to continue to satisfy our obligations as a public company, we could be subject to delisting of our Class A common stock, fines, sanctions, and other regulatory action and potentially civil litigation.
An active public market for our Class A common stock may not be sustained and could be highly volatile, and you may not be able to resell your shares at or above your original purchase price, if at all. You may lose all or part of your investment.
We have a limited trading history. Since shares of our Class A common stock were sold in our initial public offering on March 24, 2021 at a price of $14.00 per share, our stock price has ranged from $10.62 to $32.48 through November 18, 2021. If you purchase shares of our Class A common stock in this offering, you may not be able to resell those shares at or above the offering price. The market prices of the securities of other newly public companies have historically been highly volatile. The market price of our Class A common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:
•actual or anticipated fluctuations in our results of operations;
•variance in our results of operation from the expectations of market analysts;
•announcements by us or our competitors of significant business developments, changes in service provider relationships, acquisitions or expansion plans;
•changes in the prices of our products;
•our involvement in litigation;
•our sale of Class A common stock or other securities in the future;
•market conditions in our industry;
•changes in key personnel;

•the trading volume of our Class A common stock;
•changes in the estimation of the future size and growth rate of our markets; and
•general economic and market conditions.
In addition, the stock markets have experienced extreme price and volume fluctuations. Broad market and industry factors may materially harm the market price of our Class A common stock, regardless of our results of operation. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company. If we were involved in any similar litigation we could incur substantial costs, and our management’s attention and resources could be diverted.
If you purchase shares of our Class A common stock in this offering, you may not be able to resell those shares at or above the offering price. An active or liquid market in our Class A common stock may not be sustainable upon closing of this offering, which could adversely affect your ability to sell your shares and could depress the market price of our Class A common stock.
If you purchase shares of our Class A common stock in this offering, you will experience substantial and immediate dilution.
If you purchase shares of our Class A common stock in this offering, you will experience substantial and immediate dilution in the pro forma net tangible book value per share after giving effect to this offering, based on the offering price of $20.50 per share, because the price that you pay will be substantially greater than the pro forma net tangible book value per share of the Class A common stock that you acquire. This dilution is due in large part to the fact that our earlier investors paid substantially less than the offering price when they purchased their shares of our capital stock. You will experience additional dilution upon the exercise of any outstanding stock options or other equity awards that we may issue to our employees under our equity incentive plans or if we otherwise issue additional shares of our Class A common stock. For a further description of the dilution that you will experience immediately after this offering, see the section titled “Dilution”.
The issuance of additional stock in connection with financings, acquisitions, investments, our stock incentive plans or otherwise will dilute all other stockholders.
Our amended and restated certificate of incorporation authorizes us to issue up to 1,000,000,000 shares of Class A common stock and up to 100,000,000 shares of preferred stock with such rights and preferences as may be determined by our Board. Subject to compliance with applicable rules and regulations, we may issue our shares of Class A common stock or securities convertible into our Class A common stock from time to time in connection with a financing, acquisition, investment, our stock incentive plans or otherwise. Any such issuance could result in substantial dilution to our existing stockholders and cause the trading price of our Class A common stock to decline.
A total of 85,982,499, or approximately 61%, of the outstanding shares of our Class A and Class B common stock after this offering will be restricted from immediate resale, but may be sold on a stock exchange in the near future. The large number of shares eligible for public sale or subject to rights requiring us to register them for public sale could depress the market price of our Class A common stock.
The market price of our Class A common stock could decline as a result of sales of a large number of shares of our Class A common stock in the market after this offering, and the perception that these sales could occur may also depress the market price of our Class A common stock. We, our executive officers, directors, and the selling stockholders have entered or will enter into lock-up agreements with the underwriters under which they have agreed or will agree, subject to specific exceptions described in the section titled “Underwriting”, not to sell any of our stock for 90 days following the date of this prospectus. We refer to such period as the lock-up period.
As a result of these agreements and the market standoff provision of our investors’ rights agreement described further in the section titled “Description of Capital Stock—Registration Rights”, and subject to the provisions of Rule 144 or Rule 701, the 140,675,448 shares of our Class A and Class B common stock outstanding after this offering will be available for sale in the public market as follows:
•beginning on the date of this prospectus, all shares of our Class A common stock sold in this offering, and all other shares except those set forth in the bullet directly below, will be immediately available for sale in the public market; and
•beginning 91 days after the date of this prospectus (or earlier, subject to the terms of the lock-up agreements), the 85,982,499 shares of our Class A and Class B common stock subject to lock-up agreements and markets standoff provisions will be eligible for sale in the public market from time to time thereafter, subject in some cases to the volume and other restrictions of Rule 144, as described below.
Upon completion of this offering, stockholders owning an aggregate of up to 27,990,000 shares of our Class B common stock will be entitled, under contracts providing for registration rights, to require us to register shares owned by them for public sale in the United States.
Sales of our shares as restrictions end or pursuant to registration rights may make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. These sales also could cause the trading price of our Class A common stock to fall and make it more difficult for you to sell shares of our Class A common stock.
If we do not meet the expectations of equity research analysts, if they do not publish research or reports about our business or if they issue unfavorable commentary or downgrade our Class A common stock, the price of our Class A common stock could decline.
The trading market for our Class A common stock will depend in part on the research and reports that equity research analysts publish about us and our business. The analysts’ estimates are based upon their own opinions and are often different from our estimates or expectations. If our results of operations are below the estimates or expectations of public market analysts and investors, our stock price could decline. Moreover, the price of our Class A common stock could decline if one or more securities analysts downgrade our Class A common stock or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business.
We cannot predict the impact our dual structure may have on the market price of our Class A common stock.
We cannot determine whether our dual class structure, combined with the concentrated control of our stockholders who held our capital stock prior to the completion of our offering, including our executive officers, employees, and directors and their affiliates, has resulted in or will result in a lower or more volatile market price of our Class A common stock or in adverse publicity or other adverse consequences. For example, certain index providers have announced restrictions on including companies with multiple class share structures in certain of their indices. In July 2017, FTSE Russell and Standard & Poor’s announced that they would cease to allow most newly public companies utilizing dual or multi-class capital structures to be included in their indices. Under the announced policies, our dual class capital structure would make us ineligible for inclusion in any of these indices. Given the sustained flow of investment funds into passive strategies that seek to track certain indexes, exclusion from stock indexes would likely preclude investment by many of these funds and could make our Class A common stock less attractive to other investors. As a result, the market price of our Class A common stock could be adversely affected.
The dual class structure of our common stock has the effect of concentrating voting control with those stockholders who held our capital stock prior to the completion of this offering, including our directors, executive officers, and their affiliates, who will hold in the aggregate 73% of the voting power of our capital stock upon the completion of this offering, which will limit or preclude your ability to influence corporate matters.
Our Class B common stock has ten votes per share, and our Class A common stock, which is the stock we are offering pursuant to this prospectus, has one vote per share. Upon the completion of this offering, our directors, executive officers, and their affiliates, will hold in the aggregate 73% of the voting power of our capital stock. Because of the ten-to-one voting ratio between our Class B common stock and Class A common stock, the holders of our Class B common stock collectively will continue to control a majority of the combined voting power of our common stock and therefore will be able to control all matters submitted to our stockholders for approval until the earlier of (a) March 24, 2028 (b) such time as the outstanding shares of Class B common stock represent less than ten percent of the aggregate number of shares of our outstanding common stock and (c) the date the holders of two-thirds of our Class B common stock elect to convert the Class B common stock to Class A common stock. This concentrated control may limit or preclude your ability to influence corporate matters for the foreseeable future, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring stockholder approval. In addition, this may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that you may feel are in your best interest as one of our stockholders.
Future transfers by holders of Class B common stock will generally result in those shares converting to Class A common stock, subject to limited exceptions, such as certain transfers effected for estate planning purposes. The conversion of Class B common stock to Class A common stock will have the effect, over time, of increasing the relative voting power of those holders of Class B common stock who retain their shares in the long term.
We do not expect to declare any dividends in the foreseeable future.
We do not anticipate declaring any cash dividends to holders of our common stock in the foreseeable future. In addition, our credit facility places restrictions on our ability to pay cash dividends. Consequently, investors may need to rely on sales of their Class A common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not purchase our Class A common stock.
Provisions in our charter documents and under Delaware law could make an acquisition of our company more difficult, limit attempts by our stockholders to replace or remove our current Board, and limit the market price of our Class A common stock.
Provisions in our amended and restated certificate of incorporation and amended and restated bylaws may have the effect of delaying or preventing a change of control or changes in our management. Our amended and restated certificate of incorporation and amended and restated bylaws include provisions that:
•provide that the authorized but unissued shares of our common stock and our preferred stock are available for future issuance without stockholder approval;
•provide that our Board is classified into three classes of directors with staggered three-year terms;

•permit the Board to establish the number of directors and fill any vacancies and newly created directorships;
•require super-majority voting to amend some provisions in our amended and restated certificate of incorporation and amended and restated bylaws;
•authorize the issuance of “blank check” preferred stock that our Board could use to implement a stockholder rights plan;
•provide that only the Chairperson of our Board, our Chief Executive Officer, or a majority of our Board will be authorized to call a special meeting of stockholders;
•provide for a dual class common stock structure in which holders of our Class B common stock have the ability to control the outcome of matters requiring stockholder approval, even if they own significantly less than a majority of the outstanding shares of our Class A and Class B common stock, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets;
•prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;
•provide that the Board is expressly authorized to make, alter or repeal our bylaws; and
•advance notice requirements for nominations for election to our Board or for proposing matters that can be acted upon by stockholders at annual stockholder meetings.
Moreover, Section 203 of the Delaware General Corporation Law may discourage, delay, or prevent a change in control of our company. Section 203 imposes certain restrictions on mergers, business combinations, and other transactions between us and holders of 15% or more of our common stock. See the section titled “Description of Capital Stock” for additional information.
Our bylaws designate certain courts as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.
Our amended and restated bylaws provide that, unless we consent in writing to an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any state law claim for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of or based on a fiduciary duty owed by any of our current or former directors, officers, or employees to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws (including the interpretation, validity or enforceability thereof) or (iv) any action asserting a claim that is governed by the internal affairs doctrine, in each case subject to the Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein, or the Delaware Forum Provision. The Delaware Forum Provision will not apply to any causes of action arising under the Securities Act or the Exchange Act. Our amended and restated bylaws further provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, or the Federal Forum Provision. In addition, our amended and restated bylaws provide that any person or entity purchasing or otherwise acquiring any interest in shares of our common stock is deemed to have notice of and consented to the foregoing provisions; provided, however, that stockholders cannot and will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

The Delaware Forum Provision and the Federal Forum Provision in our amended and restated bylaws may impose additional litigation costs on stockholders in pursuing any such claims, particularly if the stockholders do not reside in or near the State of Delaware. Additionally, the forum selection clauses in our amended and restated bylaws may limit our stockholders’ ability to bring a claim in a forum that they find favorable for disputes with us or our directors, officers or employees, which may discourage such lawsuits against us and our directors, officers and employees even though an action, if successful, might benefit our stockholders. In addition, while the Delaware Supreme Court ruled in March 2020 that federal forum selection provisions purporting to require claims under the Securities Act be brought in federal court were “facially valid” under Delaware law, there is uncertainty as to whether other courts will enforce our Federal Forum Provision. If the Federal Forum Provision is found to be unenforceable, we may incur additional costs associated with resolving such matters. The Federal Forum Provision may also impose additional litigation costs on stockholders who assert that the provision is not enforceable or invalid. The Court of Chancery of the State of Delaware and the federal district courts of the United States may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our stockholders.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements about us and our industry that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations, financial condition, business strategy, and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would,” or the negative of these words or other similar terms or expressions. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:
•our future financial performance, including our revenue, annual recurring revenue (“ARR”), costs of revenue, gross profit or gross margin and operating expenses;
•the sufficiency of our cash and cash equivalents to meet our liquidity needs;
•anticipated trends and growth rates in our business and in the markets in which we operate;
•our ability to maintain the security and availability of our internal networks and platform;
•our ability to attract new paying customers and convert free customers into paying customers;
•our ability to retain and expand sales to our existing paying customers, including upgrades to premium subscriptions, purchases of add-on offerings, and increasing the number of authorized users per paying customer;
•our ability to access, collect, and analyze data;
•our ability to successfully expand in our existing markets and into new markets;
•our ability to effectively manage our growth and future expenses;
•our ability to continue to innovate and develop new products and features, improve our data assets, and enhance our technological capabilities;
•our estimated total addressable market;
•our ability to maintain, protect, and enhance our intellectual property;
•our ability to comply with modified or new laws and regulations applying to our business;
•the attraction and retention of qualified employees and key personnel;
•our anticipated investments in sales and marketing, and research and development;
•our ability to successfully defend litigation brought against us;
•our ability to successfully acquire and integrate companies and assets;
•the increased expenses associated with being a public company;
•our use of the net proceeds from this offering; and

•the impact of COVID-19 on our business, industry and supply chain.
You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, and other factors described in the section titled “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. The results, events, and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements.
The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments we may make.
In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and you are cautioned not to unduly rely upon these statements.

MARKET AND INDUSTRY DATA
This prospectus contains statistical data, estimates, and forecasts from various sources, including independent industry publications and other information from our internal sources. This information is based upon a number of assumptions and limitations, and you are cautioned not to give undue weight to such information. While we believe the market and industry data included in this prospectus are reliable and are based on reasonable assumptions, we have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions relied on therein. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the sections titled “Risk Factors” and “Special Note Regarding Forward-Looking Statements,” that could cause results to differ materially from those expressed in these publications and reports.
The source of certain statistical data, estimates, and forecasts contained in this prospectus are the following independent industry publications or reports:
•Cisco, Cisco Annual Internet Report (2018-2023), January 2020.
•G2.com, Inc., Business Software and Services Reviews and Rankings, as of September 21, 2021;
•GlobalWebIndex, Marketing - Why online shopping needs to get personal, April 24, 2020;
•GlobalWebIndex, Social - GlobalWebIndex’s flagship report on the latest trends in social media (Flagship Report 2020);
•McKinsey & Company, How COVID-19 has pushed companies over the technology tipping point—and transformed business forever, October 5, 2020; and
•U.S. Census Bureau, 2017 SUSB Annual Data Tables by Establishment Industry, March 2020.
Certain information included in this prospectus concerning our industry and the markets we serve, including our market share, are also based on our good-faith estimates derived from management’s knowledge of the industry and other information currently available to us.
.

USE OF PROCEEDS
We estimate that the net proceeds from the sale of shares of our Class A common stock that we are selling in this offering will be approximately $78.0 million, based upon the offering price of $20.50 per share, and after deducting underwriting discounts, commissions, and estimated offering expenses payable by us. If the underwriters’ option to purchase additional shares of our Class A common stock from us is exercised in full, we estimate that our net proceeds would be approximately $92.8 million, after deducting underwriting discounts, commissions, and estimated offering expenses payable by us.
We will not receive any proceeds from the sale of shares of our Class A common stock by the selling stockholders, although we will bear certain of the costs, other than the underwriting discounts and commissions, associated with the sale of these shares.
We anticipate that we will primarily use the net proceeds we receive from this offering, including any net proceeds we receive from the exercise of the underwriters’ option to acquire additional shares of Class A common stock, to invest further in our sales and marketing activities to grow our customer base, to fund our research and development efforts to enhance our technology platform and product functionality, and to pay anticipated general and administrative expenses. We also intend to use proceeds from this offering to fund our other growth strategies described elsewhere in this prospectus. We may use the net proceeds for the acquisition of companies, technologies or other assets that we believe are complementary to our own, although we currently have no agreements, commitments, or understandings with respect to any such transaction.
We cannot specify with certainty the particular uses of the net proceeds that we will receive from this offering or the amounts we actually spend on the uses set forth above, which will depend on a number of factors, including our future revenue and cash generated by operations and the other factors described in the section titled “Risk Factors”. Pending the use of proceeds from this offering as described above, we plan to invest the net proceeds that we receive in this offering in short-term and intermediate-term interest-bearing obligations, investment-grade investments, certificates of deposit, or direct or guaranteed obligations of the U.S. government. Our management will have broad discretion in the application of the net proceeds from this offering and investors will be relying on the judgment of our management regarding the application of the proceeds.

DIVIDEND POLICY
We have never declared or paid any cash dividends on our common stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not expect to pay any dividends on our common stock in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions, and other factors that our board of directors may deem relevant. In addition, our credit facility places restrictions on our ability to pay cash dividends.

CAPITALIZATION
The following table sets forth cash and cash equivalents, as well as our capitalization, as of September 30, 2021 as follows:
•on an actual basis;
•on an as adjusted basis, giving effect to (i) the sale and issuance by us of 4,000,000 shares of our Class A common stock in this offering, based on the offering price of $20.50 per share, and after deducting the underwriting discounts, commissions, and estimated offering expenses payable by us, and (ii) the automatic conversion of shares of our Class B common stock into an equivalent number of shares of our Class A common stock that will be sold by selling stockholders in this offering.
You should read this table together with our financial statements and related notes, and the sections titled “Selected Consolidated Financial Data and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that are included elsewhere in this prospectus.

	As of September 30, 2021
	Actual	As Adjusted
	(in thousands, except per share data)
Cash and cash equivalents	$188,510	$266,544
Stockholders’ equity:
Preferred stock, $0.00001 par value; 100,000,000 shares authorized, no shares issued and outstanding, actual and as adjusted	—	—
Class A common stock, 0.00001 par value; 1,000,000,000 shares authorized, 21,986,619 issued and outstanding, actual; 1,000,000,000 shares authorized, 26,486,619 shares issued and outstanding, as adjusted	—	—
Class B common stock, $0.00001 par value; 160,000,000 shares authorized, 114,210,869 shares issued and 114,105,779 shares outstanding, actual; 160,000,000 shares authorized, 113,710,869 shares issued and 113,605,779 shares outstanding, as adjusted	1	1
Additional paid-in capital	185,292	263,499
Accumulated deficit	(35,238)	(35,238)
Total stockholders’ equity	$150,055	$228,262
Total capitalization	$150,055	$228,262
If the underwriters’ option to purchase additional shares of our Class A common stock from us were exercised in full, as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity, and shares of Class A common stock issued and outstanding as of September 30, 2021 would be $281.3 million, $278.3 million, $243.0 million and 27,236,619 shares, respectively.
The number of shares of Class A and Class B common stock that will be outstanding after this offering is based on 21,986,619 shares of our Class A common stock and 114,210,869 shares of our Class B common stock outstanding as of September 30, 2021, and excludes:
•6,870,392 shares of Class B common stock issuable upon the exercise of stock options outstanding as of September 30, 2021 under our Amended and Restated 2019 Stock Option and Grant Plan (the “2019 Plan”), at a weighted-average exercise price of $1.39 per share;

•194,553 shares of Class A common stock issuable upon the exercise of stock options outstanding as of September 30, 2021 under our 2021 Stock Option Plan (the “2021 Plan”), at a weighted-average exercise price of $13.47 per share;
•164,487 shares of Class A common stock underlying restricted stock units outstanding as of September 30, 2021 under our 2021 Plan;
•13,307,674 shares of Class A common stock available for future issuance under our 2021 Plan as of September 30, 2021; and
•3,000,667 shares of Class A common stock available for future issuance under our Employee Stock Purchase Plan (“ESPP”) as of September 30, 2021.
Our 2021 Plan and ESPP each provide for annual automatic increases in the number of shares reserved thereunder and our 2021 Plan also provides for increases to the number of shares of Class A common stock that may be granted thereunder based on shares underlying any awards under our 2019 Plan that expire, are forfeited or are otherwise terminated, as more fully described in the section titled “Executive Compensation—Employee Benefit and Stock Plans.”

DILUTION
If you invest in our Class A common stock in this offering, your ownership interest will be diluted to the extent of the difference between the offering price per share of our Class A common stock and the as adjusted net tangible book value per share of our Class A common stock and Class B common stock immediately after this offering. Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of Class A common stock in this offering and the as adjusted net tangible book value per share of Class A common stock and Class B common stock immediately after completion of this offering.
Net tangible book value per share is determined by dividing our total tangible assets less our total liabilities by the number of shares of common stock outstanding. Our net tangible book value as of September 30, 2021 was $146.0 million, or $1.07 per share.
After giving effect to the sale by us of 4,000,000 shares of our Class A common stock in this offering at the offering price of $20.50 per share, and after deducting underwriting discounts, commissions, and estimated offering expenses payable by us, our as adjusted net tangible book value as of September 30, 2021 would have been $224.2 million, or $1.60 per share. This represents an immediate increase in net tangible book value of $0.53 per share to our existing stockholders and immediate dilution of $18.90 per share to investors purchasing shares of our Class A common stock in this offering at the assumed offering price. The following table illustrates this dilution:

Offering price per share		$20.50
Net tangible book value per share as of September 30, 2021	$1.07
Increase in net tangible book value per share attributable to new investors in this offering	$0.53
As adjusted net tangible book value per share immediately after this offering		$1.60
Dilution per share to new investors in this offering		$18.90
To the extent any outstanding options to purchase Class B common stock are exercised, new investors would experience further dilution.
The following table presents, on an as adjusted basis as of September 30, 2021, after giving effect to the Selling Stockholder Conversion, the differences between the existing stockholders and the new investors purchasing shares of our Class A common stock in this offering with respect to the number of shares purchased from us, the total consideration paid or to be paid to us and the selling stockholders, which includes net proceeds received from the issuance of common stock and preferred stock, cash received from the exercise of stock options, and the average price per share paid or to be paid to us and the selling stockholders, at an offering price of $20.50 per share, before deducting underwriting discounts, commissions, and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price per Share
	Number	Percent	Amount	Percent
Existing stockholders	136,197,488	97%	$187,328,059	70%	$1.38
New investors	4,000,000	3%	82,000,000	30%	20.50
Totals	140,197,488	100%	$269,328,059	100%	$1.92
Sales of our shares of Class A common stock by the selling stockholders in this offering will reduce the number of shares of common stock held by the selling stockholders to 84,148,300, or 60% of the total number of shares of Class A and Class B common stock outstanding following the completion of this offering, and will increase the number of shares held by new investors purchasing shares in this offering by 1,000,000 shares, or 1% of the total number of shares of Class A and Class B common stock outstanding following the completion of this offering.
Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ option to purchase additional shares of Class A common stock. If the underwriters exercise their option to purchase additional shares of Class A common stock from us in full, our existing stockholders would own 97% and our new investors would own 3% of the total number of shares of our common stock outstanding upon the completion of this offering.
The number of shares of Class A and Class B common stock that will be outstanding after this offering is based on 21,986,619 shares of our Class A common stock and 114,210,869 shares of our Class B common stock outstanding as of September 30, 2021, and excludes:
•6,870,392 shares of Class B common stock issuable upon the exercise of stock options outstanding as of September 30, 2021 under our 2019 Plan, at a weighted-average exercise price of $1.39 per share;
•194,553 shares of Class A common stock issuable upon the exercise of stock options outstanding as of September 30, 2021 under our 2021 Plan, at a weighted-average exercise price of $13.47 per share;
•164,487 shares of Class A common stock underlying restricted stock units outstanding as of September 30, 2021 under our 2021 Plan;
•13,307,674 shares of Class A common stock available for future issuance under our 2021 Plan as of September 30, 2021; and
•3,000,667 shares of Class A common stock available for future issuance under our ESPP as of September 30, 2021.

SELECTED CONSOLIDATED FINANCIAL DATA AND OTHER DATA
The following tables present our selected consolidated financial and other data. We have derived the selected consolidated statements of operations data for the years ended December 31, 2019 and 2020 and the consolidated balance sheet data as of December 31, 2019 and 2020 from our audited financial statements included elsewhere in this prospectus. We have derived the selected historical consolidated statements for the nine months ended September 30 and 2021, and the consolidated balance sheet data as of September 30, 2021 from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited interim consolidated financial statements were prepared on a basis consistent with our annual financial statements and include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the financial information contained in those statements.
Our historical results are not necessarily indicative of results that may be expected in the future, and our interim results are not necessarily indicative of the results that may be expected for the full year, or any other period. The following selected financial data and other data should be read in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,		Nine Months Ended September 30,
	2019	2020	2020	2021
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenue	$92,109	$124,875	$88,435	$134,255
Cost of revenue (1)	22,540	29,930	21,397	30,373
Gross profit	69,569	94,945	67,038	103,882
Operating expenses
Sales and marketing (1)	41,719	54,518	39,668	55,428
Research and development (1)	14,224	17,528	12,441	17,497
General and administrative (1)	21,848	29,044	19,426	29,796
Total operating expenses	77,791	101,090	71,535	102,721
(Loss) income from operations	(8,222)	(6,145)	(4,497)	1,161
Other expense, net	1,480	290	(194)	(256)
(Loss) income before income taxes	(9,702)	(6,435)	(4,691)	905
Provision for income taxes	464	577	384	328
Net (loss) income	$(10,166)	$(7,012)	$(5,075)	$577
Net (loss) income per share attributable to common stockholders—basic and diluted: (2)	$(0.11)	$(0.07)	$(0.05)	$0.00
Weighted-average number of shares of common stock used in computing net (loss) income per share attributable to common stockholders—basic:	94,530	94,803	94,722	122,595
Weighted-average number of shares of common stock used in computing net (loss) income per share attributable to common stockholders—diluted:	94,530	94,803	94,722	138,639

____________________
(1)See the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Stock-Based Compensation” for detail on stock-based compensation as included within these financial statement line items.
(2)Basic and diluted net loss per share attributable to common stockholders is computed based on the weighted-average number of ordinary shares outstanding during each period. For additional information, see Note 2 to the notes to our consolidated financial statements included elsewhere in this prospectus.

	As of December 31,		As of September 30
	2019	2020	2021
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$37,435	$35,531	$188,510
Working capital(1)	14,683	718	137,718
Total assets	47,676	54,958	218,793
Total liabilities	30,776	43,739	68,738
Redeemable convertible preferred stock	18,059	18,059	—
Total stockholders’ (deficit) equity	(1,159)	(6,840)	150,055
(1)We define working capital as current assets less current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
You should read the following discussion and analysis of our financial condition and results of operations together with the “Selected Consolidated Financial Data and Other Data”, the consolidated financial statements, and related notes that are included elsewhere in this prospectus. Some of the information contained in this discussion and analysis, including information with respect to our planned investments in our research and development, sales and marketing, and general and administrative functions, contains forward-looking statements based upon current plans, beliefs, and expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under the sections titled “Special Note Regarding Forward-Looking Statements” and “Risk Factors” included elsewhere in this prospectus.
Company Overview
We are a leading online visibility management SaaS platform, enabling companies globally to identify and reach the right audience in the right context and through the right channels. Online visibility represents how effectively companies connect with consumers across a variety of digital channels, including search, social and digital media, digital public relations, and review websites. Our proprietary SaaS platform enables us to aggregate and enrich trillions of data points collected from hundreds of millions of unique domains, social media platforms, online ads, and web traffic. This allows our customers to understand trends, derive unique and actionable insights to improve their websites and social media pages, and distribute highly relevant content to their targeted customers across channels to drive high-quality traffic.
On March 29, 2021, we completed our IPO in which we issued and sold 10,000,000 shares of our Class A common stock at a public offering price of $14.00 per share for aggregate gross proceeds of $140.0 million. We received approximately $126.6 million in net proceeds after deducting $9.8 million of underwriting discounts and commissions and approximately $3.6 million in offering costs. On April 20, 2021, the underwriters of our IPO partially exercised their option to purchase additional shares of Class A common stock. In connection with the closing of the partial exercise on April 23, 2021, the underwriters purchased 719,266 shares of our Class A common stock for net proceeds to us of $9.245 million. In connection with the closing of the IPO, all of the outstanding shares of our Preferred Stock and Common Stock automatically converted into 124,902,093 shares of Class B common stock.
Since our founding in 2008 by Oleg Shchegolev and Dmitry Melnikov, we have achieved a number of significant milestones, including:
•2010: Surpassed 1,000 customers;
•2012: Started expansion into SEO software, launched Position Tracking, and opened our first U.S. office near Philadelphia, Pennsylvania;
•2014: Continued expansion of SEO capabilities with Site Audit tool;
•2015: Surpassed 10,000 customers and launched Social Media tools;
•2016: Launched Content Marketing and Digital PR tools;
•2017: Completed our first round of financing led by entities affiliated with Siguler Guff & Company and introduced collaboration features, including the ability to add users and share projects and received U.S. and UK search awards for the “Best SEO Software Suite”;

•2018: Completed another financing led by Greycroft and e.ventures, relocated headquarters to Boston, Massachusetts, and opened an office in Dallas, Texas, surpassed $70 million in ARR, and launched our first add-on offering, Local Listings;
•2019: Surpassed 50,000 customers and $100 million in ARR, and launched our second add-on offering, our competitive intelligence tool;
•2020: Launched Sellzone, a new product for Amazon Marketing, acquired Prowly, and received multiple awards, including “Best SEO Software Suite” and “Best Search Software Tool” according to the European Search Awards, and our headcount grew to more than 900 employees globally; and
•2021: Completed our IPO.
We generate substantially all of our revenue from monthly and annual subscriptions to our online visibility management platform under a SaaS model. Subscription revenue is recognized ratably over the contract term beginning on the date the product is made available to customers.
We have one reportable segment. See Note 14 of the notes to our Unaudited Condensed Consolidated Financial Statements for the quarter ended September 30, 2021 included elsewhere in this prospectus for more information.
Our subscription model enables our paying customers to choose among tiered plans for a majority of our products to meet their specific needs. Our multi-price point pricing for our core product ranges between $100 and $400 per month or $1,000 to $4,000 per year for customers who purchased our core product prior to January 4, 2021 and do not let their subscriptions lapse, and between $119.95 and $449.95 per month or $1,199 to $4,499 per year for new customers as of January 4, 2021, with each price point providing an incremental level of access to our products and usage limits. Within our subscription tiers, customers have the ability to purchase increased usage limits by adding the ability to create additional projects, keywords to track, and seat licenses without moving to a higher price point plan. We have a demonstrated track record of customers consistently upgrading to higher price point plans to get access to incremental functionality and usage limits. Additionally, we offer add-ons that are not included in our subscription plans and are sold on a one-time or monthly basis depending on the add-on.
Since inception, we have managed our rapid growth with discipline and efficiency. We generated revenue of $92.1 million and $124.9 million for the years ended December 31, 2019 and 2020, respectively, representing growth of 35.6%, and $88.4 million and $134.3 million for the nine months ended September 30, 2020 and 2021, respectively, representing growth of 51.8%. Our revenue grew at a compound annual growth rate of over 50% between the years ended December 31, 2016 and December 31, 2020. Our net loss for the years ended December 31, 2019 and 2020 was $10.2 million and $7.0 million, respectively. Our net income (loss) for the nine months ended September 30, 2020 and 2021 was $(5.1) million and $0.6 million, respectively.
We believe that the growth of our business and our operating results will be dependent upon many factors, including our ability to acquire new and retain existing paying customers, increase revenue from existing paying customers, and sustain and adapt to product and technology innovation. While these areas present significant opportunities for us, they also pose challenges and risks that we must successfully address in order to sustain the growth of our business and improve our operating results.
While we have experienced rapid growth and increased demand for our products over the last few years, we expect to continue to incur losses in the short term and may not be able to achieve profitability. Our marketing is focused on building our brand reputation, increasing market awareness of our platform and products, and driving customer demand and a strong sales pipeline. We believe that these efforts will result in an increase in our paying customer base, revenues, and improved operating margins in the long term. To manage any future growth effectively, we must continue to improve and expand our information technology and financial infrastructure, our operating and administrative systems and controls, and our ability to manage headcount, capital, and processes in an efficient manner. Additionally, we face intense competition in our market, and to succeed, we need to innovate and offer products that are differentiated from point solutions that address aspects of online visibility management. We must also effectively hire, retain, train, and motivate qualified personnel and senior management. If we are unable to successfully address these challenges, our business, operating results, and prospects could be adversely affected.
Key Factors Affecting Our Performance
There are a number of factors that have impacted, and we believe will continue to impact, our results of operations and growth. These factors include:
Acquiring New Paying Customers
We expect increasing demand for third-party online visibility software to accelerate adoption of our platform. Our recurring subscription model provides significant visibility into our future results and we believe ARR is the best indicator of the scale of our platform, while mitigating fluctuations due to seasonality and contract term. We define ARR as the daily revenue of all paid subscription agreements that are actively generating revenue as of the last day of the reporting period multiplied by 365, except that we calculate the ARR from Prowly’s customers as the monthly recurring revenue as of the last month of the reporting period multiplied by 12. We include both monthly recurring paid subscriptions, which renew automatically unless cancelled, as well as the annual recurring paid subscriptions so long as we do not have any indication that a customer has cancelled or intends to cancel its subscription and we continue to generate revenue from them. As of December 31, 2019 and 2020, we had more than 54,000 paying customers and 67,000 paying customers, respectively, accounting for $102.6 million and $144.2 million in ARR, respectively. As of September 30, 2020 and 2021, we had more than 64,000 paying customers and 79,000 paying customers, respectively, accounting for $134.8 million and $198.7 million in ARR, respectively.
Retaining and Expanding Sales to Our Existing Customers
We serve a diverse customer base across a variety of sizes and industries that is focused on maximizing their online visibility. We believe there is a significant opportunity to expand within our existing customer base as customers often initially purchase our entry-level subscription, which offers lower usage limits and limited user licenses, as well as fewer features. We have demonstrated the ability to expand contract values with our existing customers as they use our products and recognize the critical nature of our platform and often seek premium offerings through incremental usage, features, add-ons, and additional user licenses.
Our sales team is largely focused on driving account expansion by encouraging our customers to fully recognize the potential benefit from our comprehensive platform. As a result, we have become increasingly efficient at acquiring customers who increase their spend with us over time. The chart below illustrates the subscription revenue from each customer cohort based on the year in which they became customers during the year presented. As indicated in the chart, our customer cohorts typically experience their lowest dollar-based net revenue retention rate during their second full year after becoming a customer, after which the dollar-based net revenue retention rate typically improves and we are able to drive increased spending across the remaining customers within the cohort.

Our dollar-based net revenue retention rate enables us to evaluate our ability to retain and expand subscription revenue generated from our existing customers. Our dollar-based net revenue retention rate as of December 31, 2019 and 2020 was approximately 120% and 114%, respectively, and 115% and 124% as of September 30, 2020 and 2021, respectively.
We calculate our dollar-based net revenue retention rate as of the end of a period by using (a) the revenue from our customers during the twelve month period ending one year prior to such period as the denominator and (b) the revenue from those same customers during the twelve months ending as of the end of such period as the numerator. This calculation excludes revenue from new customers and any non-recurring revenue.
We have successfully increased ARR per paying customer over time and believe this metric is an indicator of our ability to grow the long-term value of our platform. We expect ARR per paying customer to continue to increase as customers adopt our premium offerings and we continue to introduce new products and functionality. Our ARR per paying customer as of December 31, 2019 and December 31, 2020 was $1,892 and $2,123, respectively, and $2,099 and $2,480 as of September 30, 2020 and 2021, respectively. We define ARR per paying customer during a given period as ARR from our paying customers at the end of the period divided by the number of paying customers as of the end of the same period. We define the number of paying customers as the number of unique business and individual customers at the end of a particular period. We define a business customer as all accounts that contain a common non-individual business email domain (e.g., all subscriptions with an email domain of @XYZ.com will be considered to be one customer), and an individual customer as an account that uses an individual non-business email domain.
Sustaining Product and Technology Innovation
We have a strong track record of developing new products that have high adoption rates among our paying customers. Our product development organization plays a critical role in continuing to enhance the effectiveness and differentiation of our technology in an evolving landscape and maximizing retention of our existing customers. We intend to continue investing in product development to improve our data assets, expand our products, and enhance our technological capabilities.

Non-GAAP Financial Measures
In addition to our financial results determined in accordance with U.S. generally accepted accounting principles (“GAAP”), we believe that free cash flow and free cash flow margin, each a non-GAAP financial measure, are useful in evaluating the performance of our business.
Free cash flow and free cash flow margin
We define free cash flow, a non-GAAP financial measure, as net cash provided by operating activities less purchases of property and equipment and capitalized software development costs. We define free cash flow margin as free cash flow divided by total revenue. We monitor free cash flow and free cash flow margin as two measures of our overall business performance, which enables us to analyze our future performance without the effects of non-cash items and allow us to better understand the cash needs of our business. While we believe that free cash flow and free cash flow margin are useful in evaluating our business, free cash flow and free cash flow margin are each a non-GAAP financial measure that have limitations as an analytical tool, and free cash flow and free cash flow margin should not be considered as an alternative to, or substitute for, net cash used in operating activities in accordance with GAAP. The utility of each of free cash flow and free cash flow margin as a measure of our liquidity is further limited as each measure does not represent the total increase or decrease in our cash balance for any given period. In addition, other companies, including companies in our industry, may calculate free cash flow and free cash flow margin differently or not at all, which reduces the usefulness of free cash flow and free cash flow margin as tool for comparison. A summary of our cash flows from operating, investing, and financing activities is provided below. We recommend that you review the reconciliation of free cash flow to net cash used in operating activities, the most directly comparable GAAP financial measure, and the reconciliation of free cash flow margin to net cash used in operating activities (as a percentage of revenue), the most directly comparable GAAP financial measure, provided below, and that you not rely on free cash flow, free cash flow margin or any single financial measure to evaluate our business.

	Year Ended December 31,		Nine Months Ended September 30,
	2019	2020	2020	2021
	(in thousands)
Net cash provided by operating activities	$1,875	$5,852	$1,774	$18,750
Net cash (used in) investing activities	(1,163)	(6,084)	(6,084)	(2,841)
Net cash provided by (used in) financing activities	5,097	(1,672)	(413)	137,158
Net increase (decrease) in cash, cash equivalents and restricted cash	$5,809	(1,904)	(4,723)	153,067

	Year Ended December 31,		Nine Months Ended September 30,
	2019	2020	2020	2021
	(in thousands)
Net cash provided by operating activities	$1,875	$5,852	$1,774	$18,750
Purchases of property and equipment	(1,001)	(2,367)	(1,911)	(1,558)
Capitalization of internal-use software costs	(162)	(1,032)	(992)	(433)
Free cash flow	$712	$2,453	(1,129)	16,759

	Year Ended December 31,		Nine Months Ended September 30,
	2019	2020	2020	2021
Net cash provided by operating activities (as a percentage of revenue)	2.0%	4.7%	2.0%	14.0%
Purchases of property and equipment (as a percentage of revenue)	(1.1)%	(1.9)%	(2.2)%	(1.2)%
Capitalization of internal-use software costs (as a percentage of revenue)	(0.1)%	(0.8)%	(1.1)%	(0.3)%
Free cash flow margin	0.8%	2.0%	(1.3)%	12.5%
Components of our Results of Operations
Revenue
We generate nearly all of our revenue from subscriptions to our online visibility management platform under a SaaS model. Subscription revenue is recognized ratably over the contract term beginning on the date on which we provide the customer access to our platform. Our customers do not have the right to take possession of our software. Our subscriptions are generally non-cancellable during the contractual subscription term, however our subscription contracts contain a right to a refund if requested within seven days of purchase.
We offer our paid products to customers via monthly or annual subscription plans, as well as one-time and ongoing add-ons. As of December 31, 2019 and 2020, approximately 76% and 78%, respectively, of our paying customers purchased monthly subscription plans. As of September 30, 2020 and 2021, approximately 78% and 76%, respectively, of our paying customers purchased monthly subscription plans. Our subscription-based model enables customers to select a plan based on their needs and license our platform on a per user per month basis.
As of December 31, 2020, we served approximately 67,000 paying customers in various industries, and as of September 30, 2021, we served approximately 79,000 paying customers in various industries. Our revenue is not concentrated with any single customer or industry. For the year ended December 31, 2020 and the nine months ended September 30, 2021, no single customer accounted for more than 1% of our revenue.
Cost of Revenue
Cost of revenue primarily consists of expenses related to hosting our platform, acquiring data, and providing support to our customers. These expenses are comprised of personnel and related costs, including salaries, benefits, incentive compensation, and stock-based compensation expense related to the management of our data centers, our customer support team and our customer success team, and data acquisition costs. In addition to these expenses, we incur third-party service provider costs, such as data center and networking expenses, allocated overhead costs, depreciation expense, and amortization associated with the Company’s property and equipment, and amortization of capitalized software development costs and other intangible assets. We allocate overhead costs, such as rent and facility costs, information technology costs, and employee benefit costs to all departments based on headcount. As such, general overhead expenses are reflected in cost of revenue and each operating expense category.
We expect our cost of revenue to increase in absolute dollars due to expenditures related to the purchase of hardware, data, expansion, and support of our data center operations and customer support teams. We also expect that cost of revenue as a percentage of revenue will decrease over time as we are able to achieve economies of scale in our business, although it may fluctuate from period to period depending on the timing of significant expenditures. To the extent that our customer base grows, we intend to continue to invest additional resources in expanding the delivery capability of our products and other services. The timing of these additional expenses could affect our cost of revenue, both in terms of absolute dollars and as a percentage of revenue in any particular quarterly or annual period.
Operating Expenses
Research and Development
Research and development expenses primarily consist of personnel and related costs, including salaries, benefits, incentive compensation, stock-based compensation, and allocated overhead costs. Research and development expenses also include depreciation expense and other expenses associated with product development. Other than internal-use software costs that qualify for capitalization, research and development costs are expensed as incurred. We plan to increase the dollar amount of our investment in research and development for the foreseeable future as we focus on developing new products, features, and enhancements to our platform. We believe that investing in the development of new products, features, and enhancements improves customer experience, makes our platform more attractive to new paying customers, and provides us with opportunities to expand sales to existing paying customers and convert free customers to paying customers. However, we expect our research and development expenses to decrease as a percentage of our revenue over time.
Sales and Marketing
Sales and marketing expenses primarily consist of personnel and related costs directly associated with our sales and marketing department, including salaries, benefits, incentive compensation, and stock-based compensation, online advertising expenses, and marketing and promotional expenses, as well as allocated overhead costs. We expense all costs as they are incurred, excluding sales commissions identified as incremental costs to obtain a contract, which are capitalized and amortized on a straight-line basis over the average period of benefit, which we estimate to be two years. We expect that our sales and marketing expenses will continue to increase in absolute dollars in the year ending December 31, 2021, but remain relatively consistent as a percentage of revenue with the year ended December 31, 2020. New sales personnel require training and may take several months or more to achieve productivity; as such, the costs we incur in connection with the hiring of new sales personnel in a given period are not typically offset by increased revenue in that period and may not result in new revenue if these sales personnel fail to become productive. We expect to increase our investment in sales and marketing as we add new services, which will increase these expenses in absolute dollars. Over the long term, we believe that sales and marketing expenses as a percentage of revenue will vary depending upon the mix of revenue from new and existing customers, as well as changes in the productivity of our sales and marketing programs.
General and Administrative
General and administrative expenses primarily consist of personnel and related expenses, including salaries, benefits, incentive compensation, and stock-based compensation, associated with our finance, legal, human resources, and other administrative employees. Our general and administrative expenses also include professional fees for external legal, accounting, and other consulting services, insurance, depreciation and amortization expense, as well as allocated overhead. We expect to increase the size of our general and administrative functions to support the growth of our business. We expect to continue to incur expenses as a result of operating as a public company, including costs to comply with rules and regulations applicable to companies listed on a U.S. securities exchange, costs related to compliance and reporting obligations pursuant to the rules and regulations of the SEC, increases in insurance premiums, investor relations, and professional services. We expect the dollar amount of our general and administrative expenses to increase for the foreseeable future. However, we expect our general and administrative expenses to decrease as a percentage of revenue over time.

Other (Expense) Income, Net
Other (expense) income, net for the year ended December 31, 2019 primarily consists of losses on the fair value remeasurement of a share purchase option granted to an investor (the “Share Purchase Option”) to purchase shares of our Series A-1 preferred stock. The Share Purchase Option was a free-standing financial instrument, which was recorded at fair value upon the date of grant. We revalued this instrument each reporting period and recorded increases or decreases in the respective fair value as an adjustment to other expense, net in our consolidated statements of operations and comprehensive loss. We continued to adjust the fair value of these financial instruments until the earlier of the settlement or expiration of the Share Purchase Option. The Share Purchase Option was exercised in February 2019, and the carrying amount of the Share Purchase Option as of the date of exercise was transferred to additional paid-in capital. No further revaluation was needed for the Share Purchase Option.
Also included in other (expense) income, net are foreign currency transaction gains and losses. The functional currency of our international operations is the U.S. dollar except for Prowly, which is Polish Zloty. Any differences resulting from the re-measurement of assets and liabilities denominated in a currency other than the functional currency are recorded within other (expense) income, net. We expect our foreign currency exchange gains and losses to continue to fluctuate in the future as foreign currency exchange rates change.
Other (expense) income, net also includes amounts for other miscellaneous income and expense unrelated to our core operations.
Income Tax Provision
We operate in several tax jurisdictions and are subject to taxes in each country or jurisdiction in which we conduct business. We account for income taxes in accordance with the asset and liability method. Under this method, deferred tax assets and liabilities are recognized based on temporary differences between the financial reporting and income tax bases of assets and liabilities using statutory rates. In addition, this method requires a valuation allowance against net deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. To date, we have incurred cumulative net losses and maintain a full valuation allowance on our net deferred tax assets. We expect this trend to continue for the foreseeable future. Our tax expense for the years ended December 31, 2019 and 2020 and the nine months ended September 30, 2020 and 2021 primarily relates to income earned in certain foreign jurisdictions.

Results of Operations
The following tables set forth information comparing our results of operations in dollars and as a percentage of total revenue for the periods presented. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	Year Ended December 31,		Nine Months Ended September 30,
	2019	2020	2020	2021
	(in thousands)
Revenue	$92,109	$124,875	$88,435	$134,255
Cost of revenue (1)	22,540	29,930	21,397	30,373
Gross profit	69,569	94,945	67,038	103,882
Operating expenses
Sales and marketing (1)	41,719	54,518	39,668	55,428
Research and development (1)	14,224	17,528	12,441	17,497
General and administrative (1)	21,848	29,044	19,426	29,796
Total operating expenses	77,791	101,090	71,535	102,721
(Loss) income from operations	(8,222)	(6,145)	(4,497)	1,161
Other expense (income), net	1,480	290	(194)	(256)
(Loss) income before income taxes	(9,702)	(6,435)	(4,691)	905
Provision for income taxes	464	577	384	328
Net (loss) income	$(10,166)	$(7,012)	$(5,075)	$577
__________________
(1)Includes stock-based compensation expense as follows:

	Year Ended December 31,		Nine Months Ended September 30,
	2019	2020	2020	2021
	(in thousands)
Cost of revenue	$9	$18	$14	$22
Sales and marketing	53	166	100	245
Research and development	58	113	86	204
General and administrative	384	782	472	1,318
Total stock-based compensation	$504	$1,079	$672	$1,789

The following table sets forth our consolidated statements of operations data expressed as a percentage of revenue for the periods indicated:

	Year Ended December 31,		Nine Months Ended September 30,
	2019	2020	2020	2021
	(as a percentage of total revenue)
Revenue	100%	100%	100%	100%
Cost of revenue	24%	24%	24%	23%
Gross profit	76%	76%	76%	77%
Operating expenses
Sales and marketing	45%	44%	45%	41%
Research and development	15%	14%	14%	13%
General and administrative	24%	23%	22%	22%
Total operating expenses	84%	81%	81%	76%
Income (loss) from operations	(8)%	(5)%	(5)%	1%
Other expense, net	2%	—%	—%	—%
Income (loss) before income taxes	(10)%	(5)%	(5)%	1%
Provision for income taxes	1%	1%	—%	—%
Net (loss) income	(11)%	(6)%	(6)%	—%
Comparison of the Nine Months Ended September 30, 2020 and 2021
Revenue
Our revenue during the nine months ended September 30, 2020 and 2021 was as follows:

	Nine Months Ended September 30,		Change
	2020	2021	Amount	%
	(dollars in thousands)
Revenue	$88,435	$134,255	$45,820	52%
Revenue increased in all regions and the increase was most pronounced in the United States. The majority of this increase was driven by an increase in the number of paying customers from 64,000 as of September 30, 2020 to 79,000 as of September 30, 2021. The increase in revenue for the nine months ended September 30, 2021 was also driven by an increase in the subscription price of our core product as well as growth in user licenses per customer, add-ons, and attach rates. We define attach rates as the ratio of the number of paying customers who purchase specific add-ons to the number of total paying customers.

Revenue based upon the locations of our paying customers during the nine months ended September 30, 2020 and 2021 was as follows:

	Nine Months Ended September 30,
	2020	2021
	(in thousands)
Revenue:
United States	$41,036	$61,038
United Kingdom	9,427	14,064
Other	37,972	59,153
Total revenue	$88,435	$134,255
Cost of Revenue, Gross Profit, and Gross Margin

	Nine Months Ended September 30,		Change
	2020	2021	Amount	%
	(dollars in thousands)
Cost of revenue	$21,397	$30,373	$8,976	42%
Gross profit	$67,038	$103,882	$36,844	55%
Gross margin	75.8%	77.4%
The increase in cost of revenue for the nine months ended September 30, 2021 compared to the nine months ended September 30, 2020 was primarily due to the following changes:

Change
(in thousands)
Hosting fees	$2,151
Integration and data costs	2,890
Merchant fees	1,498
Other	2,437
Cost of revenue	$8,976
For the nine months ended September 30, 2021, cost of revenue increased by $8,976. Hosting fees increased, driven by the additional costs associated with our growth in subscription revenue and the additional costs associated with expanding our relationships with our current paying subscribers. Integration and data costs increased primarily as a result of increasing costs incurred related to new products and customer growth. Merchant fees increased commensurate with sales growth. Other costs increased primarily as a result of a 30% increase in headcount for the nine months ended September 30, 2021.

Operating Expenses
Sales and Marketing

	Nine Months Ended September 30,		Change
	2020	2021	Amount	%
	(dollars in thousands)
Sales and marketing	$39,668	$55,428	$15,760	40%
Percentage of total revenue	44.9%	41.3%
The increase in sales and marketing expense for the nine months ended September 30, 2021 compared to the nine months ended September 30, 2020 was primarily due to the following:

Change
(in thousands)
Personnel costs	$5,852
Advertising expense	9,958
Other	(50)
Sales and marketing	$15,760
For the nine months ended September 30, 2021, sales and marketing expense increased by $15,760. This increase was partially driven by an increase in personnel costs due to a 7% increase in headcount as we continue to expand our sales teams to grow our customer base. Personnel costs include the amortization of capitalized commission costs, which increased in the nine months ended September 30, 2021, compared to the nine months ended September 30, 2020. This increase in the amortization of capitalized commissions costs was partially due to the amortization of commissions paid in prior periods, as well as the expense associated with the amortization of commissions paid and capitalized during the nine months ended September 30, 2021, which increased compared to the nine months ended September 30, 2020 due to the overall growth in sales. Advertising expense increased primarily as a result of increasing expenses to acquire new paying customers.
Research and Development

	Nine Months Ended September 30,		Change
	2020	2021	Amount	%
	(dollars in thousands)
Research and development	$12,441	$17,497	$5,056	41%
Percentage of total revenue	14.1%	13.0%
For the nine months ended September 30, 2021, research and development costs increased by $5,056, primarily as a result of a 27% increase in headcount compared to the nine months ended September 30, 2020, as we continue to expand our product development teams.

General and administrative

	Nine Months Ended September 30,		Change
	2020	2021	Amount	%
	(dollars in thousands)
General and administrative	$19,426	$29,796	$10,370	53%
Percentage of total revenue	22.0%	22.2%
For the nine months ended September 30, 2021, general and administrative expense increased by $10,370, which was primarily driven by an increase in insurance costs as well as a 32% increase in headcount as we continue to expand our accounting and reporting, legal and compliance, and internal support teams. It was also driven by a 179% increase in stock-based compensation applicable to these teams for the nine months ended September 30, 2021.
Other Expense, Net

	Nine Months Ended September 30,		Change
	2020	2021	Amount	%
	(dollars in thousands)
Other expense, net	$(194)	$(256)	$(62)	32%
Percentage of total revenue	(0.2)%	(0.2)%
The relatively small decrease in other income for the nine months ended September 30, 2021 was partially driven by changes in the foreign exchange gains or losses from foreign currency translation adjustments associated with our international activities.
Provision for Income Taxes

	Nine Months Ended September 30,		Change
	2020	2021	Amount	%
	(dollars in thousands)
Provision for income taxes	$384	$328	$(56)	(15)%
Percentage of total revenue	0.4%	0.2%
The provision for income taxes is primarily attributable to earnings in our foreign jurisdictions.
Comparison of the Years Ended December 31, 2019 and 2020
Revenue
Our revenue during the years ended December 31, 2019 and 2020 was as follows:

	Year Ended December 31,		Change
	2019	2020	Amount	%
	(dollars in thousands)
Revenue	$92,109	124,875	$32,766	36%

Revenues increased by $32.8 million, or 36%, from $92.1 million in 2019 to $124.9 million in 2020. This occurred in all regions and was most pronounced in the United States. The majority of this increase was driven by an increase in the number of paying customers from 54,000 as of December 31, 2019 to 67,000 as of December 31, 2020. To a lesser extent, this increase was driven by an increase in sales to existing customers as evidenced by our dollar-based net revenue retention rate of approximately 114% during 2020.
Revenue based upon the locations of our paying customers during the years ended December 31, 2019 and 2020 was as follows:

	Year Ended December 31,
	2019	2020
	(in thousands)
Revenue:
United States	$42,159	$57,231
United Kingdom	10,187	13,158
Other	39,763	54,486
Total revenue	$92,109	$124,875
Cost of Revenue, Gross Profit, and Gross Margin

	Year Ended December 31,		Change
	2019	2020	Amount	%
	(dollars in thousands)
Cost of revenue	$22,540	$29,930	$7,390	33%
Gross profit	$69,569	$94,945	$25,376	36%
Gross margin	75.5%	76.0%
The increase in cost of revenue for the year ended December 31, 2020 compared to the year ended December 31, 2019 was primarily due to the following changes:

Change
(in thousands)
Hosting fees	$2,177
Integration and data costs	1,941
Merchant fees	1,177
Other	2,095
Cost of revenue	$7,390

Hosting fees increased, driven by the additional costs associated with our growth in subscription revenue and the additional costs associated with expanding our relationships with our current paying subscribers. Integration and data costs increased primarily as a result of increasing costs incurred related to new products and customer growth. Merchant fees increased commensurate with sales growth. Other costs increased primarily as a result of a 31% increase in headcount as we continue to grow our customer support and customer success teams to support our customer growth.

Operating Expenses
Sales and Marketing

	Year Ended December 31,		Change
	2019	2020	Amount	%
	(dollars in thousands)
Sales and marketing	$41,719	$54,518	$12,799	31%
Percentage of total revenue	45%	44%

The increase in sales and marketing expense for the year ended December 31, 2020 compared to the year ended December 31, 2019 was primarily due to the following:

Change
(in thousands)
Personnel costs	$5,277
Advertising expense	7,471
Other	51
Sales and marketing	$12,799
Personnel costs increased primarily as a result of a 10% increase in headcount as we continue to expand our sales teams to grow our customer base. Personnel costs include the amortization of capitalized commission costs which increased year over year, partially due to the amortization of commissions paid in prior periods, as well as expense associated with the amortization of commissions paid and capitalized during 2020 which increased year over year due to the overall growth in sales. Advertising expense increased primarily as a result of increasing expenses to acquire new paying customers.
Research and Development

	Year Ended December 31,		Change
	2019	2020	Amount	%
	(dollars in thousands)
Research and development	$14,224	$17,528	$3,304	23%
Percentage of total revenue	15%	14%
Research and development costs increased primarily as a result of a 34% increase in headcount as we continue to expand our product development teams.
General and administrative

	Year Ended December 31,		Change
	2019	2020	Amount	%
	(dollars in thousands)
General and administrative	$21,848	$29,044	$7,196	33%
Percentage of total revenue	24%	23%

The increase in general and administrative expense for the year ended December 31, 2020 compared to the year ended December 31, 2019 was primarily driven by a 49% increase in headcount as we continue to expand our accounting and reporting, legal and compliance, and internal support teams. It was also driven by a 104% increase in stock-based compensation applicable to these teams.
Other Expense, Net

	Year Ended December 31,		Change
	2019	2020	Amount	%
	(dollars in thousands)
Other expense, net	$1,480	$290	$(1,190)	(80)%
Percentage of total revenue	2%	—%
The decrease in other expense for the year ended December 31, 2020 compared to the year ended December 31, 2019 was primarily driven by the one-time expense of $0.9 million during 2019 associated with the revaluation of a call option issued to an investor that allowed the investor to purchase additional shares of preferred stock. As the call option was considered a free-standing financial instrument that may require us to transfer equity upon exercise, we were required to record the call option at fair value, with changes in fair value recognized as a component of other income (expense) until settlement. We continued to adjust the fair value of the call option until the exercise of such option in February 2019.
Provision for Income Taxes

	Year Ended December 31,		Change
	2019	2020	Amount	%
	(dollars in thousands)
Provision for income taxes	$464	$577	$113	24%
Percentage of total revenue	1%	—%
The provision for income taxes is primarily attributable to estimated taxes related to our foreign jurisdictions.
Quarterly Results of Operations
The following table sets forth our unaudited quarterly consolidated statements of operations data for the periods presented. The unaudited quarterly statements of operations data have been prepared on the same basis as our audited consolidated financial statements included elsewhere in this prospectus and includes all adjustments, consisting only of normal recurring adjustments that, in our opinion, are necessary to state fairly the results of operations for these periods. Our historical results are not necessarily indicative of the results that may be expected in the future and the results of a particular quarter or other interim period are not necessarily indicative of the results for a full year. The following unaudited quarterly consolidated results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus.

Quarterly Consolidated Statements of Operations

	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021	September 30, 2021
	(in thousands)
Revenue	$25,783	$27,787	$28,452	$32,196	$36,440	$39,998	$45,005	$49,252
Cost of revenue (1)	6,229	6,554	6,945	7,536	8,895	8,773	10,238	11,362
Gross profit	19,554	21,233	21,507	24,660	27,545	31,225	34,767	37,890
Operating expenses
Sales and marketing(1)	13,008	13,145	12,875	14,264	14,234	16,457	18,298	20,674
Research and development (1)	4,139	4,208	3,942	4,238	5,140	5,358	5,964	6,174
General and administrative (1)	6,642	6,251	6,766	7,410	8,617	7,904	10,520	11,372
Total operating expenses	23,789	23,604	23,583	25,912	27,991	29,719	34,782	38,220
Income (loss) from operations	(4,235)	(2,371)	(2,076)	(1,252)	(446)	1,506	(15)	(330)
Other (income) expense, net	320	(55)	132	97	116	(51)	123	(184)
Income (loss) before income taxes	(4,555)	(2,316)	(2,208)	(1,349)	(562)	1,557	(138)	(514)
Provision for income taxes	87	126	99	180	172	86	141	101
Net (loss) income	$(4,642)	$(2,442)	$(2,307)	$(1,529)	$(734)	$1,471	$(279)	$(615)
__________________
(1)Includes stock-based compensation expense as follows:

	Three Months Ended
	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021	September 30, 2021
	(in millions)
Cost of revenue	$9	$5	$5	$5	$5	$7	$7	$7
Sales and marketing	53	30	34	39	62	190	52	100
Research and development	58	26	26	27	34	67	68	68
General and administrative	141	145	149	183	304	329	442	452
Total stock-based compensation	$261	$206	$214	$254	$405	$593	$569	$627

Consolidated Statements of Operations, as a percentage of revenue

	Three Months Ended
	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021	September 30, 2021
Revenue	100%	100%	100%	100%	100%	100%	100%	100%
Cost of revenue (1)	24%	24%	24%	23%	24%	22%	23%	23%
Gross profit	76%	76%	76%	77%	76%	78%	77%	77%
Operating expenses
Sales and marketing (1)	50%	47%	45%	44%	39%	41%	41%	42%
Research and development(1)	16%	15%	14%	13%	14%	13%	13%	13%
General and administrative(1)	26%	22%	24%	23%	24%	20%	23%	23%
Total operating expenses	92%	85%	83%	80%	77%	74%	77%	78%
Income (loss) from operations	(16)%	(9)%	(7)%	(4)%	(1)%	4%	—%	(1)%
Other expense (income), net	1%	(1)%	1%	—%	—%	—%	—%	—%
Income (loss) before income taxes	(18)%	(8)%	(8)%	(4)%	(2)%	4%	—%	(1)%
Provision for income taxes	—%	1%	—%	1%	—%	—%	—%	—%
Net income (loss)	(18)%	(9)%	(8)%	(5)%	(2)%	4%	(1)%	(1)%
Quarterly Trends in Revenue
Revenue increased sequentially in each of the quarters presented primarily driven by an increase in sales to new and existing customers.
Quarterly Trends in Operating Expenses
Operating expenses have generally increased sequentially in each of the quarters presented primarily due to increased headcount and other related costs to support our growth. However, after the outbreak of COVID-19, we have seen slower growth in certain operating expenses due to reduced business travel, deferred hiring for some positions, and the virtualization or certain promotional events. We intend to continue to make significant investments in research and development as we add features and enhance our platform. We also intend to invest in our sales and marketing organization to drive future revenue growth.
Liquidity and Capital Resources
To date, our principal sources of liquidity have been the net proceeds of $135.8 million, after deducting underwriting discounts and offering expenses paid or payable by us, from our IPO in March 2021, including from the underwriters’ exercise of their option to purchase additional shares and the net proceeds we received through private sales of equity securities, as well as sales of premium subscriptions to our platform.
As of September 30, 2021, we had cash and cash equivalents of $188.5 million and accounts receivable of $2.1 million. As of December 31, 2020, we had cash and cash equivalents of $35.5 million and accounts receivable of $1.4 million. With the exception of the nine month period ended September 30, 2021 and three month period ended March 31, 2021, we have generated losses from operations since inception. We expect to continue to incur operating losses and negative cash flows for the foreseeable future due to the investments in our business we intend to make as described above.

Our principal uses of cash in recent periods have been to fund operations and invest in capital expenditures, and are held in cash deposits and money market funds.
We believe our existing cash will be sufficient to meet our operating and capital needs for at least the next 12 months. Our future capital requirements will depend on many factors, including our subscription growth rate, subscription renewal activity, billing frequency, the timing and extent of spending to support our research and development efforts, the expansion of sales and marketing activities, the introduction of new and enhanced product offerings, and the continuing market acceptance of our platform and products. In the future, we may enter into arrangements to acquire or invest in complementary companies, products, and technologies, including intellectual property rights. We may be required to seek additional equity or debt financing. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us, or at all. If we are unable to raise additional capital or generate cash flows necessary to expand our operations, our business, results of operations, and financial condition could be adversely affected.
Our Credit Facility
Pursuant to the Credit Agreement among us and Semrush US Sub, each as a borrower, the lenders party thereto from time to time and JPMorgan Chase Bank, N.A., as the administrative agent, as amended from time to time, we have a senior secured credit facility that consists of a $45.0 million revolving credit facility and a letter of credit sub-facility with an aggregate limit equal to the lesser of $5.0 million and the aggregate unused amount of the revolving commitments then in effect. The availability of the credit facility is subject to the borrowing base based on an advance rate of 400% multiplied by annualized retention applied to monthly recurring revenue. The credit facility has a maturity of three years and will mature on January 12, 2024.
As of September 30, 2021, we had $45.0 million available under the revolving credit facility, with $5.0 million of such revolving commitments available under the letter of credit sub-facility.
All of our obligations under our credit facility will be guaranteed by our future domestic subsidiaries and, subject to certain exceptions, secured by a security interest in substantially all of our tangible and intangible assets.
Borrowings under our credit facility bear interest at our option at (i) LIBOR, subject to a 0.50% floor, plus a margin, or (ii) the alternate base rate, subject to a 3.25% floor (or 1.50% prior to positive consolidated adjusted earnings before interest, taxes, depreciation, and amortization (“adjusted EBITDA”) for the twelve months most recently ended), plus a margin. For LIBOR borrowings, the applicable rate margin is 2.75% (or 3.50% prior to positive consolidated adjusted EBITDA as of the twelve months most recently ended). For base rate borrowings, the applicable margin is 0.00% (or 2.50% prior to positive consolidated adjusted EBITDA as of the twelve months most recently ended). We are also required to pay a 0.25% per annum fee on undrawn amounts under our revolving credit facility, payable quarterly in arrears.
See the section titled “Description of Indebtedness” for additional information regarding our credit facility.
Operating Activities
Our largest source of operating cash is cash collections from our customers for subscription services. Our primary uses of cash from operating activities are for online advertising, personnel costs across the sales and marketing and product and development departments, and hosting costs.
Net cash provided by operating activities during the nine months ended September 30, 2020 was $1.8 million, which resulted from a net loss of $5.1 million adjusted for non-cash charges of $5.4 million and net cash inflow of $1.5 million from changes in operating assets and liabilities. Non-cash charges primarily consisted of $3.4 million for amortization of deferred contract acquisition costs related to capitalized commissions, $0.8 million of depreciation and amortization expense, and $0.7 million of stock-based compensation expense. The changes in operating assets and liabilities was primarily the result of a $3.8 million increase in deferred revenue due to the addition of new customers and expansion of the business, a $2.3 million increase in accrued expenses, and a $0.6 million decrease in accounts receivable. These inflows were partially offset by a $4.7 million increase in deferred contract costs and a $0.8 million increase in prepaid expenses and other current assets.
Net cash provided by operating activities during the nine months ended September 30, 2021 was $18.8 million, which resulted from a net income of $0.6 million adjusted for non-cash charges of $9.0 million and a net cash inflow of $9.2 million from changes in operating assets and liabilities. Non-cash charges primarily consisted of $2.4 million of depreciation and amortization expense, $4.6 million for amortization of deferred contract acquisition costs related to capitalized commissions, and $1.8 million of stock-based compensation expense. The changes in operating assets and liabilities was primarily the result of a $14.4 million increase in accrued expenses driven by an increase in tax withholding relating to stock option exercises and a $9.6 million increase in deferred revenue due to the addition of new customers and expansion of the business. These inflows were partially offset by a $7.0 million increase in deferred contract costs, a $3.9 million increase in prepaid expenses and other current assets, and a $3.2 million decrease in accounts payable.
Net cash provided by operating activities during the year ended December 31, 2019 was $1.9 million, which resulted from a net loss of $10.2 million adjusted for non-cash charges of $5.7 million and a net cash inflow of $6.4 million from changes in operating assets and liabilities. Non-cash charges primarily consisted of $0.5 million of stock-based compensation expense, $1.1 million of depreciation and amortization expense, $0.9 million related to the change in fair value of the share purchase option, and $3.1 million for amortization of deferred contract acquisition costs related to capitalized commissions. The changes in operating assets and liabilities was primarily the result of a $7.6 million increase in deferred revenue due to the addition of new customers and expansion of the business, a $4.1 million increase in accrued expenses, and a $1.6 million increase in accounts payable. These inflows were partially offset by a $4.8 million increase in deferred contract costs, a $1.5 million increase in prepaid expenses and other current assets, and a $0.7 million increase in accounts receivable.
Net cash provided by operating activities during the year ended December 31, 2020 was $5.9 million, which resulted from a net loss of $7.0 million adjusted for non-cash charges of $7.1 million and net cash inflow of $5.8 million from changes in operating assets and liabilities. Non-cash charges primarily consisted of $1.1 million of stock-based compensation expense, $1.5 million of depreciation and amortization expense, and $4.6 million for amortization of deferred contract acquisition costs related to capitalized commissions. The changes in operating assets and liabilities was primarily the result of a $6.9 million increase in deferred revenue due to the addition of new customers and expansion of the business, a $3.0 million increase in accrued expenses, a $1.8 million increase in accounts payable, and a $0.7 million decrease in accounts receivable. These inflows were partially offset by a $6.6 million increase in deferred contract costs.
Investing Activities
Net cash used in investing activities for the nine months ended September 30, 2020 and 2021 was $6.1 million and $2.8 million, respectively. The decrease of $3.2 million of cash used in investing activities was primarily related to the one-time acquisition of Prowly in August 2020, a reduction in the purchases of computer equipment and hardware, as well as a decrease in capitalized costs associated with internal use software. During the nine months ended September 30, 2021, cash used in investing activities also included $500 paid for two convertible debt securities.

Net cash used in investing activities for the years ended December 31, 2019 and 2020 was $1.2 million and $ 6.1 million, respectively. The increase of $4.9 million of cash used in investing activities was primarily due to the purchase of Prowly, net of cash acquired, purchases of computer equipment and hardware, and capitalized costs associated with internal use software of $2.7 million, $2.4 million, and $1.0 million, respectively.
Financing Activities
Net cash provided by financing activities for the nine months ended September 30, 2021 was $137.2 million, primarily consisting of the net proceeds from the IPO, including the partial exercise of the overallotment option by the underwriters. Net cash used in financing activities for the nine months ended September 30, 2020 was insignificant and consisted entirely of payments of deferred offering costs and cash inflows from the exercise of stock options.
Net cash provided by (used in) financing activities for the years ended December 31, 2019 and 2020 was $5.1 million and $(1.7) million, respectively. For the year ended December 31, 2019, net cash provided by financing activity was primarily driven by the net proceeds from the issuance of the Series A-1 preferred stock and option exercises. Net cash used in financing activities for the year ended December 31, 2020 was $1.7 million, which was primarily driven by $1.6 million and $0.3 million in payments for deferred offering and credit facility costs, respectively. The payment of deferred offering costs relates to this registration statement and the payment of the credit facility costs relates to the opening of a line of credit, as discussed above. These cash outflows were partially offset by $0.3 million in proceeds from the exercise of stock options.
Contractual Obligations
The following table summarizes our non-cancellable contractual obligations as of December 31, 2020:

	Payments Due by Period
	Total	Less Than One Year	1-3 Years	3-5 Years	More Than Five Years
	(in thousands)
Operating lease obligations	$8,978	$4,029	$4,490	$459	$—
Other purchase obligations (1)	14,233	5,583	8,650	—	—
Total	$23,211	$9,612	$13,140	$459	$—
__________________
(1)Consists of minimum guaranteed purchase commitments for data and services.
The commitment amounts in the table above are associated with contracts that are enforceable, legally binding, and that specify all significant terms, including fixed or minimum services to be used, fixed, minimum or variable price provisions, and the approximate timing of the actions under the contracts. Our operating lease commitments, net of sublease receipts, relate primarily to our facilities. Purchase commitments relate mainly to data center agreements used to facilitate our operations at the enterprise level. Our long-term purchase commitments may be satisfied earlier than in the payment periods presented above as we continue to grow and scale our business.
In addition to the contractual obligations included in the table above, we entered into two leases for certain data center equipment under non-cancelable capital leases during the year ended December 31, 2020. The lease arrangements have terms of 36 months beginning on the date we accept the installation of the equipment subject to the lease. As of December 31, 2020, the equipment had not been installed and we had not accepted the equipment under these leases, and as such the lease commencement date had not begun. During the nine months ended September 30, 2021, a portion of the equipment was installed and the related lease commenced. We are required to make total payments of $6.5 million over the term of the leases.
Off-Balance Sheet Arrangements
As of December 31, 2020 and September 30, 2021, we did not have any relationships with any entities or financial partnerships, such as structured finance or special purpose entities that would have been established for the purpose of facilitating off-balance sheet arrangements or other purposes. As a result, we are not exposed to related financing, liquidity, market, or credit risks that could arise if we had engaged in those types of arrangements.
Recent Accounting Pronouncements
Refer to sections titled “Recent Accounting Pronouncements” in Note 2 of the notes to our audited consolidated financial statements and unaudited condensed consolidated financial statements included elsewhere in this prospectus for more information.
Critical Accounting Policies and Estimates
Our audited consolidated financial statements and unaudited condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The preparation of these audited consolidated financial statements and unaudited condensed consolidated financial statements in conformity with GAAP requires management to make estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. On an ongoing basis, we evaluate our estimates and assumptions. Our actual results may differ from these estimates.
We believe that of our significant accounting policies, which are described in Note 2 to our audited consolidated financial statements and unaudited condensed consolidated financial statements included elsewhere in this prospectus, the following accounting policies involve a greater degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our audited consolidated financial condition and results of operations.
Revenue Recognition
Revenue Recognition Policy
We generate revenue primarily from subscriptions to our online visibility management platform under, which is comprised of subscription fees from customers accessing our SaaS services and related customer support. We offer subscriptions to our platform primarily on a monthly or annual basis and we sell our products and services primarily through a self-service model and also directly through our sales force. Our subscription arrangements provide customers the right to access our hosted software applications and customers do not have the right to take possession of our software during the hosting arrangement.
We recognize revenue in accordance with ASC 606, Revenue from Contracts with Customers (“ASC 606”). Revenue is recognized upon transfer of control of promised products or services to customers in an amount that reflects the consideration we expect to receive in exchange for those products or services.
We recognize subscription and support revenue ratably over the term of the contract, beginning on the date the customer is provided access to our service. These subscriptions are generally stand-ready obligations as the customer has access to the service throughout the term of the subscription, and our performance obligations are satisfied with the customer over time. We consider the SaaS subscription and related support services to have the same pattern of transfer to the customer. As such, they are accounted for as a single performance obligation.
Amounts that have been invoiced are recorded in accounts receivable and in deferred revenue or revenue, depending on whether the revenue recognition criteria have been met. We primarily invoice and collect payments from our customers for in advance on a monthly or annual basis.
Deferred revenue represents amounts billed for which revenue has not yet been recognized. Deferred revenue that is expected to be recognized during the succeeding twelve-month period is recorded as current deferred revenue and the remaining portion is recorded as non-current in the accompanying consolidated balance sheets.
Revenue is presented net of any taxes collected from customers.
Costs to Obtain a Contract
We capitalize incremental direct costs of obtaining revenue contracts, which primarily consist of sales commissions paid for new subscription contracts. We amortize these commissions over a period of approximately 24 months on a systematic basis, consistent with the pattern of transfer of the goods or services to which the asset relates. The 24-month period represents the estimated benefit period of the customer relationship and has been determined by taking into consideration the type of product sold, the commitment term of the customer contract, the nature of our technology development life-cycle, and an estimated customer relationship period based on historical experience and future expectations. Sales commissions for renewals and upgrade contracts are deferred and amortized on a straight-line basis over the remaining estimated customer relationship period of the related customer. Deferred contract costs that will be recorded as expense during the succeeding 12-month period is recorded as current deferred contract costs, and the remaining portion is recorded as deferred contract costs, net of current portion. Amortization of deferred contract costs is included in sales and marketing expense in the accompanying consolidated statement of operations and comprehensive loss.
Stock-Based Compensation
We measure stock options and other stock-based awards granted to employees and members of our board of directors for their services as directors based on the fair value on the date of the grant and recognize the corresponding compensation expense of those awards over the requisite service period, which is generally the vesting period of the respective award. We have only issued stock options with service-based vesting conditions and record the expense for these awards using the straight-line method.
We estimate the fair value of each stock option grant using the Black-Scholes option-pricing model, which uses as inputs the estimated fair value of our common stock and assumptions we make for the volatility of our common stock, the expected term of our stock options, the risk-free interest rate for a period that approximates the expected term of our stock options and our expected dividend yield.
We determined the assumptions for the Black-Scholes option-pricing model as discussed below. Each of these inputs is subjective and generally requires significant judgment to determine. If factors change and different assumptions are used, our stock-based compensation expense could be materially different in the future. These assumptions and estimates are as follows:
Fair value—Prior to the IPO, we estimated the fair value of our common stock. Our board of directors considered numerous objective and subjective factors to determine the fair value of our common stock as awards were approved, including utilizing third‐party valuations to assist with the determination of the estimated fair‐market value and common stock price. Following the closing of the IPO, our Class A common stock is publicly traded, and therefore we currently base the value of our Class A common stock on its market price.
Expected dividend yield—The annual rate of dividends is expressed as a dividend yield which is a constant percentage of the stock price. As of the date of this prospectus, we have not paid dividends and do not anticipate paying a cash dividend on common stock in the foreseeable future and, accordingly, use an expected dividend yield of zero.
Expected term—The expected life of an option represents the period of time that an option is expected to be outstanding. The expected term of an award is determined using the simplified method for plain vanilla options, consistent with applicable accounting guidance.
Risk-free rate—The risk‐free interest rate is based on the rate of U.S. treasury securities with maturities consistent with the estimated expected term of the awards.
Expected volatility—As we do not have a trading history of our common stock, there is no historical basis of the stock volatility. Accordingly, the expected volatility is based primarily on the historical volatilities of similar entities’ common stock over the most recent period commensurate with the estimated expected term of the awards.
The weighted-average fair values of options granted during the years ended December 31, 2019 and 2020 were $0.57 and $2.01 per share, respectively. The weighted-average fair values of options granted during the nine months ended September 30, 2020 and 2021 were $0.74 and $6.13 per share, respectively. The weighted-average assumptions utilized to determine the fair value of options granted are presented in the following table:

	For the Year Ended December 31, 2019	For the Year Ended December 31, 2020	For the Nine Months Ended September 30, 2020	For the Nine Months Ended September 30, 2021
Expected volatility	45.7%	51.0%	49.7%	52.0%
Weighted-average risk-free interest rate	1.92%	0.71%	0.80%	1.04%
Expected dividend yield	—	—	—	—
Expected life – in years	6	6	6	6
JOBS Act Accounting Election
We are an “emerging growth company” as defined in the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to use this exemption from new or revised accounting standards and, therefore, we will not be subject to the same new or revised accounting standards as other public companies that have not made this election.
Quantitative and Qualitative Disclosures of Market Risk
We are exposed to market risk in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of fluctuations in foreign currency exchange rates, interest rates, and inflation. We do not hold or issue financial instruments for trading purposes.

Interest Rate Risk
We had cash and cash equivalents of $37.4 million and $35.5 million as of December 31, 2019 and 2020, respectively, and cash and cash equivalents of $188.5 million as of September 30, 2021. Our cash and cash equivalents are held in cash deposits and money market funds. Due to the short-term nature of these instruments, we do not believe that we have any material exposure to changes in the fair value of our investment portfolio as a result of changes in interest rates.
As of September 30, 2021, we had $45.0 million available under the revolving credit facility, with $5.0 million of such revolving commitments available under the letter of credit sub-facility. Borrowings under our credit facility bear interest at our option at (i) LIBOR, subject to a 0.50% floor, plus a margin, or (ii) the base rate, subject to a 3.25% floor (or 1.50% prior to positive consolidated adjusted EBITDA as of the twelve months most recently ended), plus a margin. For LIBOR borrowings, the applicable rate margin is 2.75% (or 3.50% prior to positive consolidated adjusted EBITDA as of the twelve months most recently ended). For base rate borrowings, the applicable margin is 0.00% (or 2.50% prior to positive consolidated adjusted EBITDA as of the twelve months most recently ended). We are also required to pay a 0.25% per annum fee on undrawn amounts under our revolving credit facility, payable quarterly in arrears.
We did not have any current investments in marketable securities as of December 31, 2019 and 2020, or as of September 30, 2020 and 2021.
Foreign Currency Exchange Risk
We are not currently subject to significant foreign currency exchange risk with respect to revenue as our U.S. and international sales are predominantly denominated in U.S. dollars. However, we have some foreign currency risk related to a small amount of sales denominated in euros, and expenses denominated in euros, rubles, korunas, and zloty. Sales denominated in euros reflect the prevailing U.S. dollar exchange rate on the date of invoice for such sales. Increases in the relative value of the U.S. dollar to the euro may negatively affect revenue and other operating results as expressed in U.S. dollars. We incur significant expenses outside the United States denominated in these foreign currencies, primarily the ruble. If the average exchange rates of any of these foreign currencies strengthen against the dollar, the dollar value of our expenses outside the United States will increase. For example, during the nine month period ended September 30, 2021, an immediate 10% decrease or increase in the relative value of the U.S. dollar to the ruble would result in a $3.0 million loss or gain on our unaudited condensed consolidated statements of operations and cash flows.
We have not engaged in the hedging of foreign currency transactions to date. However, as our international operations expand, our foreign currency exchange risk may increase. If our foreign currency exchange risk increases in the future, we may evaluate the costs and benefits of initiating a foreign currency hedge program in connection with non-U.S. dollar denominated transactions.

BUSINESS
Overview
We are a leading online visibility management software-as-a-service platform. We enable companies globally to identify and reach the right audience for their content, in the right context, and through the right channels. Online visibility represents how effectively companies connect with consumers across a variety of digital channels, including search, social and digital media, digital public relations, and review websites. The evolving online landscape and information overload from online content have made it increasingly difficult for companies to understand and manage their online visibility. Our proprietary software-as-a-service (“SaaS”) platform enables us to aggregate and enrich trillions of data points collected from over 200 million unique domains. Our platform enables our customers to understand trends and act upon unique insights to improve their online visibility, drive high-quality traffic to their websites and social media pages, as well as online listings, distribute highly targeted content to their customers, and measure the effectiveness of their digital marketing campaigns. As of September 30, 2020 and 2021, our differentiated platform empowered over 307,000 and 548,000 active free customers, respectively, and over 64,000 and 79,000 paying customers, respectively, in over 145 and 146 countries, respectively.
As interactions between companies and their customers continue to shift online, managing a company’s online visibility has become critical. With over 4.9 billion internet users in the third quarter of 2020, according to Internet World Stats, and consumers worldwide spending an average of over six and a half hours per day online, according to GlobalWebIndex, digital channels are essential for customer engagement. While these digital channels have made it easier for companies to have an online presence, with so many different sources of media competing for customers’ attention, it has become increasingly difficult for companies to be discovered by, and engage with, their customers. Most companies do not have the technology or resources to effectively ingest, aggregate, process, and analyze the vast amount of fragmented data from these diverse sources at scale to derive actionable insights. Companies often attempt to address individual aspects of online visibility, such as search engine optimization (“SEO”), search engine marketing (“SEM”), content marketing, social media management (“SMM”), digital public relations (“PR”), and competitive intelligence, among others. Fully integrated solutions are more likely to drive long-term traffic improvement than siloed approaches, offering more comprehensive functionality and insights, and combining strategies across owned, earned, and paid media.
Our fully integrated SaaS platform leverages our proprietary technology, differentiated data, and actionable insights to improve online visibility. We utilize machine learning capabilities to synthesize broad and deep data sets to derive actionable insights and analytics. Our ability to aggregate, crawl, and process massive data sets, including search engine, website traffic, backlink, online advertising, panel, and social media data, combined with our ability to obtain data from our customers through APIs, enables our software to generate a comprehensive view of a company’s online visibility profile and identify the specific keywords, advertisements, third-party websites, and content that are driving traffic. Our SaaS platform creates significant network effects as we grow the number of our customers and our customers provide us with more data. By combining our customer data with our own market data, we are able to improve our algorithms and, in turn, increase the accuracy of our metrics and analytics. We also integrate with third-party solutions to create comprehensive end-to-end workflows across the entire marketing funnel. These workflows include analyzing trends, identifying potential opportunities to optimize visibility, creating high-quality content efficiently, helping customers assess different marketing approaches, executing campaigns regularly, and measuring the effectiveness of their marketing campaigns. As a result, we empower companies to improve their online visibility across key channels through a holistic strategy.
In a highly fragmented market with a myriad of network- and channel-specific solutions, our differentiated and integrated platform provides comprehensive insights into a company’s online visibility. Some large technology platforms including Google and Facebook offer their own solutions but are incentivized to prioritize their own paid channels, lack independence, and do not operate across rival networks. Meanwhile, individual solutions targeted at addressing one or a subset of business problems, or point solutions, rely on limited, channel-specific data, providing only partial, incomplete perspectives. Our technology collects, aggregates, and enriches a broad set of fragmented data across networks and channels, which we leverage to derive valuable and actionable insights that we provide our customers. As our data assets grow, our ability to provide insights improves, attracting more customers to our platform and enabling us to invest in new and existing products, thereby further strengthening our competitive position. According to G2.com, Inc. (“G2”), our platform is listed as a leader in the “all segments” category, comprised of reviewers from each of the small-business, mid-market and enterprise segments (as G2 defines such categories), across 19 product categories, including SEO, competitive intelligence, marketing analytics, content analytics, and social media analytics, which reinforces the strategic advantages of providing a comprehensive solution. G2 ranks different products and vendors based on reviews gathered from its user community (subject to certain minimum requirements concerning sample size and reviewer composition), as well as data aggregated from online sources and social networks, to which it applies its proprietary algorithm to calculate satisfaction and market presence scores ranging from 0 to 100 from which the products are ranked.
We offer our solutions on a multi-price point, recurring subscription basis, which provides incremental levels of access to our over 50 products, tools, and add-ons across online visibility management. Some customers start using our products, tools, and add-ons on a free basis before purchasing a subscription to receive premium functionality and additional user licenses. Our compelling value proposition, effective go-to-market strategy, and recurring revenue model drives efficient unit economics. These attributes have enabled us to cost-effectively acquire over 64,000 paying customers as of September 30, 2020 and over 79,000 paying customers as of September 30, 2021, spanning a broad range of industries and geographies.
We utilize a highly efficient, low-touch sales approach focused on driving customers to our platform through a self-service model, allowing our sales team to focus on retention and account expansion. Our multi-price point structure also drives meaningful upsell opportunities through higher usage limits, greater product functionality, additional user licenses, and product add-ons, as reflected by our dollar-based net revenue retention rate of 115% and 124% as of September 30, 2020 and 2021, respectively, and our compounded average annual revenue growth rate of over 50% between the years ended December 31, 2016 and December 31, 2020. We have introduced several new add-on offerings, which have enabled us to grow our ARR per paying customer from $2,099 as of September 30, 2020 to $2,480 as of September 30, 2021. We define ARR as the daily revenue of all paid subscription agreements that are actively generating revenue as of the last day of the reporting period multiplied by 365, except that we calculate the ARR from Prowly’s customers as the monthly recurring revenue as of the last month of the reporting period multiplied by 12. We include both monthly recurring paid subscriptions, which renew automatically unless cancelled, as well as the annual recurring paid subscriptions so long as we do not have any indication that a customer has cancelled or intends to cancel its subscription and we continue to generate revenue from them.
Our success is driven by our experienced leadership team and culture of continuous innovation. We have been led by our co-founders, Oleg Shchegolev and Dmitry Melnikov, since our inception 13 years ago. Our culture is driven by a collaborative and innovative leadership style, which has allowed us to expand from a single product in 2008 to our comprehensive online visibility management SaaS platform comprised of over 50 products, tools, and add-ons today.
Our capital efficient model has enabled us to grow to $134.8 million in ARR as of September 30, 2020, and to $198.7 million in ARR as of September 30, 2021. For the years ended December 31, 2019 and 2020, our revenue was $92.1 million and $124.9 million, respectively, representing growth of 35.6% and for the nine months ended September 30, 2020 and 2021, our revenue was $88.4 million and $134.3 million, respectively, representing growth of 51.8%. For the years ended December 31, 2019 and 2020, our net loss was $10.2 million and $7.0 million, respectively, and for the nine months ended September 30, 2020 and 2021, our net (loss) income was $(5.1) million and $0.6 million, respectively.

Our Industry
Cisco estimates that 66% of the global population is expected to have internet connectivity by 2023. To engage with this massive consumer community, companies are continuing to rapidly increase their online presence. The COVID-19 pandemic has further accelerated this trend as traditional brick-and-mortar companies are forced to operate online to survive in the wake of government-mandated shut-downs and social distancing practices. For example, based on a survey by McKinsey & Company, globally, the percentage of consumer interactions that are digital increased to 58% in July 2020, up from 36% in December 2019. Meanwhile, companies that have historically relied on face-to-face interactions to promote and sell their products and services, such as business-to-business companies that host a range of events, presentations, and trade shows, have been required to transition online to continue driving demand. However, the significant increase in availability of digital content, including social media, blogs, and videos, accelerated by social media and organic search, has further driven increased competition for consumers’ attention.
The awareness stage is the most critical part of the digital marketing process, as it introduces a company’s brand to consumers and educates them on its differentiation and value proposition. An initial positive company-consumer interaction improves the efficacy of the digital marketing process. Efficient consumer acquisition enables companies to scale and drive long-term return on investment (“ROI”) on their sales and marketing spend.
Companies utilize a number of digital strategies to drive online awareness, including paid advertisement, social media, digital PR, owned media, and SEO. Investing in only a single strategy is not sufficient to maximize online visibility and may not yield meaningful ROI on digital investments. While paid advertisements are effective at driving immediate traffic to their website(s) they are costly and require routine updates with new content. Social media and digital PR are effective at driving sustained traffic and awareness over the long term, but require significant upfront time and costs to invest in relationships with social media influencers and journalists. Lastly, once a company’s site and keywords are ranked on search engines, such ranking is sustained for an extended period of time, driving long-term traffic; however, it takes significant time to create content and attain an advantageous rank in search engines across key categories. As a result, companies benefit from utilizing a comprehensive strategy that combines paid advertisements, social media, digital PR, owned media, and SEO to drive long-term ROI on their digital spend and maximize traffic to their website(s). The following diagram provides an illustrative example of the relative time required to generate traffic to a company’s website utilizing the various digital strategies described above (and the benefit of a holistic online strategy). The diagram is based on our experience and estimates, is not intended to cover a particular time period or quantify the amount of traffic generated by any such strategy, and does not represent or measure actual experiences of traffic or time.

The Limitations of Existing Solutions
We believe that existing solutions do not provide companies with holistic online visibility management. The key limitations of existing solutions include:
•Companies lack the technology to aggregate and process broad and deep data sets. Companies collect data from online content through a broad range of individual channels and networks but struggle to aggregate and process the data, which makes it difficult to form a complete view of how efficiently their content drives traffic to their websites. Even if companies had the ability to generate their own internal data, they lack the competitive intelligence and perspectives on other websites to synthesize the data to derive analytics and insights.
•Lack of comprehensive analytics and insights. Network-specific and point solutions are not able to provide comprehensive insights about a company’s online visibility, limiting a company’s ability to make a fulsome set of changes to drive more and higher quality traffic to their websites.
•Large technology platforms do not provide unbiased, comprehensive insights. Some large technology platforms, including Google and Facebook, only provide insights into their own networks and are financially incentivized to prioritize their own paid channels. This significantly limits their ability to provide comprehensive insights and functionality for potential customers and underscores the need for an independent, unbiased online visibility solutions provider.
•Limited third-party integrations. Third-party integrations are critical to provide incremental data and seamless end-to-end workflows, addressing top-of-funnel needs for marketing professionals. However, most existing solutions have limited integrations, significantly impacting their functionality and usefulness, requiring companies to spend time and money integrating several solutions themselves.
•Not designed for a comprehensive view of online visibility. Many companies need to combine perspectives from multiple third-party vendors to form a holistic view of their online presence. This dynamic complicates the customer experience and may undermine a company’s ability to derive actionable insights as products from different vendors may not communicate with each other. It is critical for teams across an organization to work together to effectively manage a company’s online visibility, but managing multiple products makes collaboration more challenging.

•Inefficiency. Subscribing to a patchwork of multiple point solutions for analytics and insights can be expensive and diminish returns on technology investments. This inefficiency results in increased costs due to the need to integrate multiple information technology (“IT”) systems and the manpower required to train and utilize multiple software platforms.
The Benefits of Our Solution
The key benefits of our solution include:
•Robust, proprietary technology platform. We developed our technology platform over the last 13 years, leveraging machine learning to aggregate, cleanse, and analyze an immense amount of proprietary and third-party unstructured data. Our data assets include over 200 million domains, 20 billion keywords, click stream panel data from an average of over one billion events per week, over 33 trillion backlinks, over 17 billion URLs crawled per day on average, 310 million Google Display Network banner advertisements, and a range of data aggregated from social media networks, all of which scale continuously as customers use our platform.
•All-in-one SaaS solution to provide comprehensive online visibility. Our software products cover key aspects of online visibility, including SEO, SEM, content, advertising, competitive research, SMM, and digital PR. Our comprehensive solution is built with differentiated insights into traffic sources for specific sites, analysis of drivers of traffic to a company’s and its competitors’ websites, the keywords that are driving this traffic, and the effectiveness of a company’s content marketing strategy.
•End-to-end workflows with third-party integrations. Our platform maintains a range of seamless third-party integrations for data, workflow, and reporting capabilities, enabling our customers to manage every critical step in optimizing their online visibility. Notable integrations include Google Analytics, YouTube, Facebook, Twitter, Domo, Yext, and Microsoft Outlook.
•Intuitive, easy-to-use platform. Our SaaS platform prioritizes the customer experience and promotes collaboration across functional teams. We have developed easy-to-use dashboards, report builders, project sharing, and task management capabilities that streamline the analytics process for our customers through an intuitive and modern customer experience, while enabling intra-company teams to work together seamlessly to manage a company’s online visibility.
•Strong value proposition. Our comprehensive product suite delivers differentiated insights through a singular platform that enables companies to efficiently manage online visibility, reduce traffic acquisition costs, promote consumer engagement, minimize the cost associated with managing multiple third-party vendors, and acquire new customers.
Our Market Opportunity
As companies of all sizes and across all industries continue to transition online, we believe that the availability of digital content will continue to increase and thus drive further competition for consumers’ attention. We believe that in order for companies to connect with existing and new potential consumers, companies will need to increase their online visibility. Companies must have a complete picture of their online visibility relative to their competition, and we believe that our fully integrated SaaS platform provides companies comprehensive and actionable insights to drive online traffic.
We estimate that, based on our current average customer spending levels, the annual global potential market opportunity for our online visibility management SaaS platform is currently $13 billion. We calculated this estimate based on the number of small and medium sized companies (those with less than 500 employees) and large companies (those with 500 or more employees) in the United States, based on information published by the U.S. Census Bureau. Approximately 94.8% of our customers are in the small and medium sized category and in such category our customers had an ARR per paying customer of $2,000 as of December 31, 2020, and our large enterprise customers had an ARR per paying customer of $4,200 as of December 31, 2020. With approximately 54% and 55% of our revenue coming from customers outside of the United States in the year ended December 31, 2020 and in the nine months ended September 30, 2021, respectively, we believe the opportunity internationally is at least as large as in the United States. We then multiplied the total number of companies in each segment by the average revenue per customer for each segment. We calculate the average revenue per customer for each segment using internal data based on actual customer spend. We assume 50% online penetration in the small company segment (those with less than 20 employees) and 100% penetration in the medium sized (those with between 20 and 499 employees) and large company segments. We believe that a 50% online penetration estimate for the small company segment is conservative as small companies are continuing to shift their operations online, particularly in response to the COVID-19 pandemic. As such, at 100% penetration, we estimate that our global annual potential market opportunity is over $20 billion, with $150 million of such annual global potential market opportunity attributable to large enterprise customers.
Our Growth Strategies
The key elements of our growth strategy include:
•Acquire new customers. We expect to continue to target new customers who have not yet adopted online visibility management solutions and those who are currently using our free offering. Our sales model for new customers is highly efficient due to our low-friction, self-service onboarding capabilities that allow us to acquire new customers with relatively low sales investment. Additionally, we monitor the conversion of free customers to paying customers
•Expand the use of our platform by our existing paying customer base. Our substantial base of over 64,000 paying customers as of September 30, 2020 and over 79,000 paying customers as of September 30, 2021, presents a significant opportunity to increase monetization. We expect to continue to grow our revenue from our existing customers as they seek to add premium features and additional user licenses, as reflected by our dollar-based net revenue retention rate of 120% and 114% as of December 31, 2019 and 2020, respectively, and 115% and 124% as of September 30, 2020 and 2021, respectively.
•Continue to innovate and develop new products and features. We continue to invest in research and development to enhance our platform and release new products and features while bolstering one of the largest independent data sets for online visibility. We maintain close relationships with our customer base whom provide us with frequent and real-time feedback, which we leverage to rapidly update and optimize our platform. The release of new products, tools, add-ons, and features has enabled us to drive higher monetization over time as we have increased our ARR per paying customer from $2,099 as of September 30, 2020 to $2,480 as of September 30, 2021. For example, we released our premium competitive intelligence tool in the first quarter of 2019 and in eleven quarters have scaled it to over $10.1 million in ARR.
•Pursue opportunistic M&A. Our management team expects to continue to allocate resources to identify, evaluate, and execute strategic acquisitions. For example, we acquired Prowly.com Sp. z o. o. (“Prowly”) in August 2020 to expand our technological capabilities and solutions offerings. Prowly significantly accelerated our product expansion into the digital PR software space and added four new product categories, as defined by G2, to our product portfolio.
Our Platform
Our SaaS platform has been purpose-built to help companies manage their online visibility and ensure they identify and reach the right audience in the right context and through the right channels. We utilize proprietary technology and machine learning capabilities to aggregate, cleanse, and analyze broad and deep datasets to derive differentiated insights and analytics for our customers to manage their online visibility. Our unique set of data assets have been developed over the last 13 years as our network of customers has grown and includes over 200 million domains, 20 billion keywords, click stream panel data from an average of over one billion events per week, over 33 trillion backlinks, over 17 billion URLs crawled per day on average, 310 million Google Display Network banner advertisements, and a range of data aggregated from social media networks.
We obtain data through a mix of proprietary and third-party data sources. Our data sources include:
•Data we collect from websites algorithmically through our proprietary data collection techniques, including web crawling of third-party websites;
•Data purchased from independent third-party data providers, which includes clickstream data, search engine data, online advertising data, and data from social media sources; and
•Reference data that our customers grant us access to, which includes our customers’ website and social media data. We obtain social media data through APIs that connect to social media platform operators, including Facebook, Twitter, Instagram, Pinterest, and LinkedIn.
We integrate with a wide range of third-party solutions to seamlessly create comprehensive end-to-end workflows across the key components of a company’s online strategy. These workflows include analyzing trends, identifying potential opportunities, creating high-quality content efficiently, helping customers assess different marketing approaches, executing campaigns regularly, and measuring the effectiveness of their digital marketing campaigns. Our intuitive, easy-to-use platform prioritizes customer experience and collaboration to empower companies to develop a holistic strategy for their online visibility across key channels.
We have developed our technology platform over the last 13 years. Since our founding in 2008, our platform has evolved through technology innovation as we have added new products, tools, and features. We currently offer over 50 digital online visibility products, tools, and add-ons across SEO, SEM, content marketing, market research, advertising research, local marketing, reporting, social media management, and digital PR.
Components of our Platform
Our core set of features includes: SEO, content, advertising research, social media, competitive research, local marketing, and reporting, in addition to our Prowly and Sellzone offerings.
SEO. Our SEO tools are designed to enable our customers to optimize their online presence through analyzing what drives traffic to their page. Our search engine positioning (“SEP”) capabilities enable our customers to analyze competitors in search position, improve and expand backlinks, conduct technical audits to improve website performance, and track daily rankings, which together collectively offer a highly functional workflow.
•Backlink analytics. Provides a set of metrics to help monitor the backlinks of a website allowing companies to stay up-to-date with inbound links. Improves online visibility because links from relevant, authoritative third-party websites that link to a company’s website can drive better organic search rankings.
•Backlink audit tool. Universal tool that enables companies to check whether malicious websites have links to their sites, and remove or disavow these links. Provides a list of potentially harmful backlinks that can be removed directly in the tool.

•Backlink gap. Allows comparison of competitor domains, subdomains, and URLs to easily identify and analyze the strongest backlink profile.
•Bulk analysis. Provides information on how many referring domains and backlinks each URL has and prospect link building opportunities.
•Domain overview. A set of comprehensive reports that provide an overview of any domain’s visibility and performance through key metrics, such as organic and paid traffic, backlinks, and display ads.
•Keyword gap. Finds and compares the keyword profiles of up to five domains, enabling companies to identify competitors’ strong and weak points.
•Keyword magic tool. Provides ideas to help customers build a keyword master list utilizing one of the largest keyword databases with over 20 billion keywords.
•Keyword overview. Provides a snapshot of a particular keyword’s value through key metrics, such as volume, keyword difficulty, and competition in paid search, allowing companies to evaluate the prospects of a keyword and how it impacts traffic.
•Link building tool. Provides a tool that enables companies to discover new opportunities for acquiring links, managing links, obtaining contact information on target websites, and monitoring progress.
•Log file analyzer. Analyzes log files and identifies the time and the number of hits made by search engines’ web crawler software to help understand how bots crawl a website.
•On page SEO checker. Suggests ideas to improve a website’s ranking, including ideas on how to improve content and customer experience by leveraging data from different sources and comparing websites with their top real-time organic competitors for each target keyword.
•Organic traffic insights. Identifies which keywords drive traffic and conversions to help enhance SEO strategies and optimize future marketing campaigns.
•Position tracking. A universal keyword rank monitoring tool to check ranking fluctuations over a period of time, compare to competition, and discover new opportunities to appear in search engines’ top results.
•Ranks. A proprietary score that finds the domains that are getting the most traffic from organic search in order to compare the online performance of different websites, their keywords, and traffic costs for the purpose of competitive analysis, prospecting, or research.
•Sensor. Detects search engine ranking updates caused by a variety of factors, such as technical issues on the website, website restructuring, content revision, or updates to the ranking algorithms themselves.
•Site audit. Performs a comprehensive technical audit to find, prioritize, and address on-site issues, including website performance to improve search rankings.

Content. Our content tools help companies find ideas for new content, build a content strategy plan, ensure content is SEO friendly, analyze mentions, and audit content in order to drive marketing impact.
•Brand monitoring. Tracks brand mentions online, checks the estimated reach, analyzes mention sentiment, tracks referral traffic, and evaluate PR effectiveness in order to assess overall brand reputation, identify weak spots, and find new partnership opportunities.
•Content audit. Analyzes content assets of a website under custom criteria and personalize content audits based on real-time metrics from Semrush, Google Analytics, and Google Search Console in order to discover which articles require updates.
•Marketing calendar. Calendar tool that allows customers to manage marketing campaigns with the ability to track campaign performance.
•Marketplace. Writing service offering professionally written content for a company’s blog or website.
•Post tracking. Measures the performance of articles published on external resources by tracking social engagement metrics, backlink count, referral traffic, and daily keyword rankings.
•SEO content template. Generates a template focused on target keywords with custom SEO recommendations to increase search engine rankings and improve organic traffic.
•SEO writing assistant. Content optimization tool that takes into account various parameters to meet the needs of specific audiences, provide actionable SEO recommendations, and check for plagiarism, readability, and writing tone. Integrates directly with WordPress and Google Docs.
•Topic research. Simplifies the ideation process and helps to create a competitive content plan by finding engaging content ideas based on an audience’s needs.
Advertising Research. Our advertising tools plan advertising campaigns, provide insights for search, display and shopping campaigns, collect keywords, and reveal competitors search ads and strategies.
•Search advertising research. Helps uncover information regarding competitors’ search ads, evaluate competitor Pay Per Click (“PPC”) spend and strategy, in addition to helping companies plan their own PPC campaigns.
•Display advertising. Enhances Google Display Networks campaigns by monitoring competitors’ display ads. Allows analysis of competitors’ advertisement texts and banners, locate where they are advertising and what audiences they are targeting.
•Shopping ads research. Allows for the exploration of the competitive landscape for product listing ads and analyze competitors’ product feeds.
•PPC keyword tool. Helps gather keywords by importing keywords from different file types, finding related keywords, removing keyword duplicates, and merging keywords to build new combinations.
Social Media. Our social media tools enable customers to plan, prepare, and schedule posts, find content to share with their audience, discover fans and influencers, and monitor competitors in order to build an effective social media strategy.
•Tracker. Identifies how often competitors are publishing content, changes to their follower count, and which posts and hashtags are driving the most engagement.

•Poster. Allows for scheduling and posting to multiple accounts, including those on Facebook, Twitter, Instagram, Pinterest, LinkedIn, and Google My Business.
•Manage Facebook ads. Allows for creation, launch, and management of ads on placements across Facebook brands, including Facebook, Instagram, Facebook Messenger, and the Facebook Audience Network.
Competitive Research. Our competitive research tools provide market insights and an overview of competitors’ strategies.
•Market explorer. Reveals key competitors in an industry, analyze a new market or niche, and obtain in-market audience insights by entering a website domain.
•Competitive Intelligence. Allows for discovery of competitors’, prospects’, and potential partners’ website traffic to analyze website performance, set benchmarks, and obtain marketing insights.
•Organic research. Conducts deep analysis to find the most relevant keywords for a market. Provides the ability to analyze website rankings, explore competitors, and check keywords that drive traffic.
Local Marketing. Design geography specific marketing strategies with the ability to track keywords, website rankings, and PPC on a localized basis.
•Google Maps Tracking. Tracks up to 5 keywords on a local level, with website rankings displayed visually in a map output around a specific target area.
•Listing management. Provides accurate information about how a customer’s website performs on a local level with local map tracking, review monitoring, and features that enable customers to reply to reviews.
Reporting. Our reporting tools create elegant SEO and customizable marketing reports with appealing visuals to help our customers monitor metrics and visualize data.
•Google data studio connectors. Adds our data into Google Data Studio to create dashboards and reports with visualized data.
•My reports. Ready-to-use templates or custom templates that report on over 50 marketing metrics.
Prowly. Our recent acquisition of Prowly provides purpose-built tools designed to help PR professionals find and manage media contacts, create and publish press releases.
•Media Influencers. Database of approximately 1 million media contacts with the ability to create targeted communication.
•Customer Relationship Management (“CRM”) System. Allows tracking, management, and easy access to communications history utilizing CRM software built for PR.
•Email Outreach. Send personalized emails at scale to media recipients with reliable delivery and customized design.
•Newsroom. Online newsroom software used to create custom layouts of a company’s newsroom website. For PR agencies, the ability to manage multiple clients’ newsrooms.

Sellzone. Toolbox for maintaining and growing Amazon seller businesses. Monitors listings, analytics on webpage traffic, and audit tools designed to help increase sales.
•Listing Protection. Alert system for sellers that helps companies quickly respond to unwanted listing changes and traffic loss. Tracks keyword positions, buy boxes, listing suppression, and prices.
•Amazon Traffic Insights. Analytics tool that compares and evaluates Amazon listings’ traffic channels to help determine promotional strategies.
•Listing Quality Check. Audit tool that checks listings for incompleteness, Amazon guidelines fit and content errors, and provides recommendations for listing optimization.
•Amazon Split Testing. Split-testing tool for Amazon listings that manages product pages and delivers insights with real-time statistics on views and conversions.
Our Business Model
We offer our paid products and tools to customers via monthly or annual subscription plans, as well as one-time and ongoing add-ons. Our subscription-based model enables customers to select a plan based on their needs and license our platform on a per month basis. We currently have three paid subscription tiers for our core product, Pro, Guru, and Business, as well as several add-ons for an incremental cost. We offer time-limited free trials, which allow prospective customers to test the functionality of our Pro or Guru plans for a limited period of time. At the end of the trial period, prospective customers either become paying customers or are switched to free customers.
Free. Our free offering grants access to our platform and limits the number of results, keywords to track, and projects. Free accounts help generate demand for our paid offerings as active free customers experience the capabilities and functionality of our platform and are prompted to upgrade to a paid membership when they reach free customer usage limits.
Pro. Pro provides access to our platform and ongoing software updates. With Pro, customers have the ability to run their SEO, PPC, and SMM projects with over 50 advanced tools and features.
Guru. Guru provides the same features as Pro, with the addition of Content Marketing Platform, historical data, extended limits, and Google Data Studio Integration.

Business. Business provides all of the same features as Guru, plus white label reports, API access, extended limits and sharing options, and share of voice metric.
We have a demonstrated track record of upgrading customers to higher price point plans. Customers upgrade to higher price point plans to increase usage limits and add features, including content marketing tools and historical data tracking. Within our subscription tiers, customers have the ability to purchase increased usage limits by adding the ability to create additional projects, keywords to track, and user licenses without moving to a higher price point plan. Our dynamic pricing model enables our customers to tailor a plan that is suitable for their strategic needs and affords us the ability to expand within our customer base as customers seek additional functionality from our platform. Paying customers who discontinue their subscriptions have the option to return as paying customers at a future time, continue to use our products and tools that are available to free customers, or discontinue using our products and tools entirely.
Additionally, we offer add-ons that are not included in our subscription plans and are sold on a one-time or monthly basis depending on the add-on. Our add-ons include: Competitive Research tools, Local Listing Management, and Marketplace, which can enhance customers’ existing subscriptions.
Sales & Marketing
Our customer acquisition model is focused on promoting our brand, increasing market awareness of our platform and products, and driving customer demand, and a strong sales pipeline. We utilize our products to manage our online visibility and reach our prospective customers. Additionally, we use several other online marketing initiatives, including online advertising, webinars, blogs, podcasts, ebooks, customer success studies, and the Semrush Academy to build our brand and engage with our customer community. The Semrush Academy is a free online learning program that offers 46 courses across three languages and has served over 450,000 students, and has issued over 207,000 certificates. The Semrush Academy increases our brand awareness within the marketing community and helps us crowdsource best practices and innovations that we use to improve our existing offerings, advance new products, grow our brand, and engage with the marketing community.
After attracting a prospective customer to our site, we utilize a highly efficient, low-touch sales approach focused on driving customers to our platform through a self-service model. Customers often begin using our products either on a free basis or immediately become paying customers. Our sales team is largely focused on driving increased subscriptions of existing paying customers by encouraging our customers to fully recognize the potential benefit from the comprehensive platform we offer. We strive to increase monetization from paying customers as they seek to add additional features within our higher priced subscription plans, purchase additional user licenses, purchase add-ons, and renew existing subscriptions.
Our sales organization is comprised of sales development representatives, onboarding specialists, sales executives, and our customer success team.
•Sales development representatives engage free customers to help them better understand our software and lead them towards a purchase that aligns with their specific needs.
•Onboarding specialists focus on engaging new paid customers to help them better understand our software and lead them towards products, tools, and add-ons that align with their unique use cases.
•Sales executives are responsible for managing customer engagement and increasing monetization of existing paying customers.
•Our customer success team is responsible for product demonstrations and training, assisting with onboarding and implementing our solutions, and ongoing client support.
We maintain partnerships with agencies and affiliates to further increase brand awareness and generate customer demand. Our agency partners have the ability to use tools to onboard clients onto our platform and are paid a commission. Our Semrush affiliate programs further increase our brand awareness and help generate customer demand by offering a commission on each new subscription, renewal of subscription or trial activation through an affiliate’s promotion. These relationships collectively accounted for less than 10% of our total revenue for each of the years ended December 31, 2019 and 2020, and each of the nine months ended September 30, 2020 and 2021.
As of September 30, 2021, we had 331 full-time employees in our sales and marketing organization.
Product and Development
Our product and development team has delivered high-quality products and new capabilities to increase the functionality of our platform and maximize the value we deliver to our customers. Our product development organization plays a critical role in maintaining the effectiveness and differentiation of our technology in an evolving landscape and maximizing retention of our existing customers. Our online visibility management platform depends on innovating new tools and features to continually improve our offerings. We work closely with our customers and partners to understand their needs and incorporate their feedback as we innovate our platform.
We invest substantial resources in research and development to continue to drive our technology innovation. Our research and development efforts are focused on designing, testing, and refining our products, as well as operating and scaling our technology infrastructure. We will continue our investment to improve and increase our data assets, the accuracy of results, and the integration of new data assets. We plan to focus research and development investments to increase the functionality of our online visibility platform in order to adapt to the latest changes in the digital marketing landscape and ensure our platform maintains leading technology innovations. Research and development expenses accounted for $14.2 million and $17.5 million for the years ended December 31, 2019 and 2020, respectively, and $12.4 million and $17.5 million for the nine months ended September 30, 2020 and 2021, respectively.
As of September 30, 2021, we had 396 employees in our product and development organization. We have four primary development hubs in Prague, Czech Republic, Saint Petersburg, Russia, Limassol, Cyprus, and Warsaw, Poland. We operate two data centers in Ashburn, Virginia and Atlanta, Georgia.

Our Customers
We serve a range of customers from SMBs to enterprises and marketing agencies, across a wide variety of verticals, including consumer internet, digital media, education, financial services, healthcare, retail, software, and telecommunications, among others. As of September 30, 2020, we had over 64,000 paying customers and over 307,000 active free customers on our platform across over 145 countries. As of September 30, 2021, we had over 79,000 paying customers and over 548,000 active free customers on our platform across over 146 countries. No single customer accounted for more than 1% of our revenue in the year ended December 31, 2020 or in the nine months ended September 30, 2021.
Competition
The digital marketing and online visibility management market is highly fragmented and rapidly evolving. There are several established and emerging competitors that address specific aspects of online visibility management, but we believe that none of our competitors currently offer comparable comprehensive online visibility management solutions. While some companies use free, network-specific offerings, our primary competitors largely offer point solutions that fall into the following categories:
•SEO
•SEM
•Digital PR
•Content Marketing
•Social Media Management
•Competitive Intelligence
We believe that the principal competitive factors in our market include:
•Comprehensive software platform that offers solutions across the digital marketing spectrum;
•Depth and breadth of online visibility data sets;
•Product features, quality, functionality, and design;
•Ease of use with the ability to add value to customers in a short span of time;
•Ease of implementation;
•Ability to integrate with other applications and productivity tools; and
•Demonstrable ROI.
We believe we compete favorably with respect to all of these factors.
Intellectual Property
We protect our intellectual property through a combination of trademarks, domain names, copyrights, and trade secrets, as well as contractual provisions and restrictions on access to our proprietary technology.

“SEMRush” is our registered trademark in the United States, Australia, Bahrain, Belarus, Bosnia and Herzegovina, China, the European Union (“EU”), Iceland, India, Iran, Israel, Japan, Kazakhstan, Liechtenstein, Monaco, Montenegro, New Zealand, Norway, Russia, Serbia, Singapore, South Korea, Swaziland, Switzerland, Turkey, Ukraine, and Vietnam. We hold registrations for the “SEMRush” trademark in Brazil and the Philippines and an application for registration is pending in Canada. We have two additional registered trademarks in the United States and nine pending applications for registration of other trademarks, including for the “Prowly” and “Sellzone” marks and the Semrush logo, in the United States, with additional trademark registration applications pending in the EU and other countries. Other trademarks and trade names referred to in this prospectus are the property of their respective owners.
We are the registered holder of a variety of domestic and international domain names that include “www.semrush.com” and similar variations.
In addition to the protection provided by our intellectual property rights, we enter into confidentiality and proprietary rights or similar agreements with our employees, consultants, and contractors. Our employees, consultants, and contractors are also subject to invention assignment agreements. We further control the use of our proprietary technology and intellectual property through provisions in both general and product-specific terms of use.
Human Capital
As of September 30, 2021, we had 1,102 full-time employees, consisting of 178 in the United States, 693 in Russia, 99 in the Czech Republic, 26 in Cyprus, 32 in Poland, and 74 located in other countries. None of our employees are represented by labor unions or covered by collective bargaining agreements. We consider our relationship with our employees to be good and we have not experienced any work stoppages.
Corporate Organizational Chart
The following diagram illustrates our current corporate structure.
From an operational perspective, our subsidiaries perform the following activities:
•Semrush Inc., a Delaware corporation incorporated in 2012, is our primary operating entity and serves as our corporate financial and administrative headquarters and also engages in sales and support of our products, tools, and add-ons;

•Semrush RU Limited, a Russian limited company formed in 2013, engages primarily in software development, maintenance, and engineering activities;
•Semrush SM Limited, a Russian limited company formed in 2017, engages primarily in sales and marketing related activities within Russia, Europe, and the Asia Pacific region for our products, tools, and add-ons;
•Prowly Sp. z o.o., a Polish limited liability company formed in 2013, which was acquired by us in August 2020, engages in the development of the Prowly.com software product (“Prowly Software”) and in the worldwide sales and marketing of the Prowly Software;
•Semrush CY Ltd., a Cyprus limited company formed in 2013, engages in the development and technical support of our products, tools, and add-ons; and
•Semrush CZ s.r.o., a Czech Republic limited liability company formed in 2015, engages in the development of infrastructure, support and marketing for our products, tools, and add-ons.
Facilities
Our headquarters are located at 800 Boylston Street, Suite 2475, Boston, Massachusetts, USA 02199, where we lease 16,467 square feet of office space. The lease expires in 2027. We also lease a facility containing 122,031 square feet of office space in Saint Petersburg, Russia. The lease expires in 2024. Additionally, we lease 16,251 of office space in Trevose, Pennsylvania, and 39,877 square feet of office space in Prague, Czech Republic. The leases expire in 2022 and 2025 respectively.
Legal Proceedings
From time to time we may become in involved in legal proceedings or be subject to claims arising in the ordinary course of our business. We are not presently a party to any legal proceedings that, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, financial condition or cash flows. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

MANAGEMENT
Executive Officers and Directors
The following table provides information regarding our executive officers and directors as of the date of this prospectus:

Name	Age	Position
Executive Officers:
Oleg Shchegolev	41	Co-Founder, Chief Executive Officer, and Director
Dmitry Melnikov	41	Co-Founder, Chief Operating Officer, and Director
Vitalii Obishchenko	36	Chief Product Officer
Delbert Humenik	60	Chief Revenue Officer
Eugene Levin	34	Chief Strategy and Corporate Development Officer
Evgeny Fetisov	46	Chief Financial Officer
Andrew Warden	37	Chief Marketing Officer

Non-Employee Directors:
Mark Vranesh(1)(2)(3)	54	Director
Dylan Pearce (1)(2)	40	Director
Roman Simonov(1)(2)	54	Director
Trynka Shineman Blake(3)	47	Director
__________________
(1)Member of the audit committee.
(2)Member of the compensation committee.
(3)Member of the nominating and corporate governance committee.
Each executive officer serves at the discretion of our board of directors and holds office until his or her successor is duly elected and qualified or until his or her earlier resignation or removal. There are no familial relationships among any of our directors or executive officers.
Executive Officers
Oleg Shchegolev has served as our Chief Executive Officer, President, and a member of our board of directors since October 2012. Mr. Shchegolev received his Masters of Science in Computer Science from St. Petersburg State Polytechnic University. We believe that Mr. Shchegolev is qualified to serve as a member of our board of directors due to his perspective as our Chief Executive Officer and President, as well as his experience in online visibility management, search engine optimization, and the SaaS industry.
Dmitry Melnikov has served as our Chief Operating Officer and a member of our board of directors since October 2012. Mr. Melnikov received his Masters of Science in Radio Engineering from St. Petersburg Electrotechnical University. We believe that Mr. Melnikov is qualified to serve as a member of our board of directors due to his perspective as our Chief Operating Officer, as well as his experience in online visibility management, search engine optimization, and the SaaS industry.
Vitalii Obishchenko has served as our Chief Product Officer since May 2015. Prior to that he served as one of our Product Owners from July 2013 to May 2015 and as a Developer from September 2008 to June 2013. Prior to joining Semrush, Mr. Obishchenko was a developer at SEOQuake.

Delbert Humenik has served as our Chief Revenue Officer since August 2017. Mr. Humenik previously served as the Chief Revenue Officer at Dex Media, Inc. (NASDAQ: DXM) from November 2010 to December 2015 and has also served as an Executive Vice President, Chief Operating Officer, and General Manager of Sales of Dex Media, Inc. Prior to that Mr. Humenik was the Senior Vice President, Sales and Marketing of Paychex (NASDAQ: PAYX), and the Vice President of Sales at VIS, a division of Verizon (NYSE: VZ). Mr. Humenik received his Bachelors of Science in Human Resources in Consumer Economics from the University of Delaware.
Eugene Levin has served as our Chief Strategy and Corporate Development Officer since March 2016. Mr. Levin served as an Investment Director of Target Global from March 2016 to March 2017 and prior to that as a Partner from November 2014 to March 2016. Prior to that, he served as the Co-Founder and Head of Marketing at AggroStudios from September 2013 to November 2014. Mr. Levin also served as a Partner of Foresight Ventures and as a Senior Systems Analyst at Cloudmach Inc. Mr. Levin received his Master’s Degree in Information Technology from Saint Petersburg State Polytechnical University.
Evgeny Fetisov has served as our Chief Financial Officer since July 2019. Mr. Fetisov previously served as the Chief Financial Officer of Luxoft (NYSE: LXFT) from May 2017 to May 2019, and prior to that he served as the Chief Financial Officer of the Moscow Exchange (MOEX: MOEX) from February 2013 to March 2017. Prior to that, Mr. Fetisov was a member of the board of directors of B2B-Center and RTS Stock Exchange, and a Managing Director and Partner at Da Vinci Capital. Mr. Fetisov belongs to the CNBC Global CFO Council and received his Master’s Degree in World Economics and Finance from the Finance University under the Government of the Russian Federation.
Andrew Warden has served as our Chief Marketing Officer since September 2021. Mr. Warden previously served as the Chief Marketing Officer at UnitedLex from November 2019 to June 2021, and prior to that he served as the Chief Marketing Officer at SoftServe from May 2017 to November 2019. Prior to that, Mr. Warden served as Global Director for GfK from March 2015 to September 2016. Mr. Warden earned his Master’s Degree in Public Policy and Administration from London School of Economics and Political Science.
Non-Employee Directors
Mark Vranesh has served as a member of our board of directors since December 2019 and as an advisor from November 2017 to December 2019. Mr. Vranesh has served as the Chief Financial Officer of TuneIn, Inc. since December 2020 and previously served as the Interim Chief Financial Officer for TuneIn, Inc. from January 2020 to July 2020, as the Chief Financial Officer of App Annie Inc. from August 2015 to April 2017, and prior to that served as Chief Financial Officer of Zynga, Inc. (NASDAQ: ZNGA) from May 2008 to August 2010, Chief Accounting Officer from August 2010 to April 2014, and as Chief Financial Officer from November 2012 to April 2014. Mr. Vranesh also serves on the Dean’s Advisory Counsel and as an entrepreneur in residence for the Orfalea College of Business at California Polytechnic State University at San Luis Obispo since September 2015. Mr. Vranesh also serves as an advisor to AppLovin Corporation and ReviverMx, Inc. Mr. Vranesh received his Bachelors of Science in Business Administration from California Polytechnic State University at San Luis Obispo in 1990. We believe that Mr. Vranesh is qualified to serve on our board of directors because of his prior roles as director, chief financial officer and his financial expertise.
Dylan Pearce has served as a member of our board of directors since 2018. Mr. Pearce currently serves as a Partner at Greycroft Partners, which he joined in 2014. Mr. Pearce received a Master’s in Business Administration from The Wharton School, University of Pennsylvania, and a Bachelor’s of Science from the University of Southern California. We believe Mr. Pearce is qualified to serve on our board of directors because of his expertise in the area of software and internet companies.

Roman Simonov has served as a member of our board of directors since 2017. Mr. Simonov currently serves as a Managing Director at Siguler Guff & Company, LP (“SigulerGuff”), where he is responsible for investments, particularly cross-border transactions, in the Technology, Media and Telecommunications (TMT) sector across all stages. Prior to joining SigulerGuff in 2010, Mr. Simonov was a Managing Director at Delta Private Equity Partners from 2007 to 2009. Previously, Mr. Simonov worked at Intel Corporation from 1996 to 2007 in various financial, treasury, and strategic business development positions, including at Intel Capital from 2000 to 2007. Mr. Simonov graduated from the Moscow Civil Engineering University in 1989 and holds an MBA in Finance from Case Western Reserve University’s Weatherhead School of Management, graduating in 1996. We believe Mr. Simonov is qualified to serve on our board of directors because of his expertise in the technology, media, and telecommunications sector.
Trynka Shineman Blake has served as a member of our board of directors since November 2020. Ms. Blake currently serves as a member of the board of directors of TripAdvisor, Inc. (NASDAQ: TRIP), a position she has held since March 2019. In addition, Ms. Blake has served on the board of directors of Ally Financial (NYSE: ALLY) since August 2018. Previously, Ms. Blake was the CEO of Vistaprint, a global e-commerce company, from February 2017 to February 2019, and served as the President of Vistaprint from July 2014 to January 2017. Ms. Blake received her Bachelors of Arts in Psychology from Cornell University, and her MBA from Columbia Business School. We believe Ms. Blake is qualified to serve on our board of directors because of her experience as both a CEO, a marketing professional, and a public company board member.
Code of Conduct
Our board of directors has adopted a code of conduct that applies to all of our employees, officers, and directors, including our Chief Executive Officer, Chief Financial Officer, and other executive and senior financial officers. The full text of our code of conduct is posted on our website. We intend to disclose any amendments to our code of conduct, or waivers of its requirements, on our website or in filings under the Securities Exchange Act of 1934, as amended, or the Exchange Act.
Board of Directors
Our business and affairs are managed under the direction of our board of directors. The number of directors will be fixed by our board of directors, subject to the terms of our amended and restated certificate of incorporation and amended and restated bylaws. Our board of directors currently consists of six directors, four of whom qualify as “independent” under the NYSE listing standards.
In accordance with our amended and restated certificate of incorporation and our amended and restated bylaws, our board of directors is divided into three classes with staggered three-year terms. Only one class of directors is elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our directors are divided among the three classes as follows:
•the Class I directors are Dmitry Melnikov and Roman Simonov, and their terms will expire at the annual meeting of stockholders to be held in 2022;
•the Class II directors are Dylan Pearce and Trynka Shineman Blake, and their terms will expire at the annual meeting of stockholders to be held in 2023; and
•the Class III directors are Oleg Shchegolev and Mark Vranesh, and their terms will expire at the annual meeting of stockholders to be held in 2024.
Each director’s term will continue until the election and qualification of his or her successor, or his or her earlier death, resignation or removal. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.
This classification of our board of directors may have the effect of delaying or preventing changes in control of our company.
Director Independence
Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment, and affiliations, our board of directors has determined that Dylan Pearce, Trynka Shineman Blake, Mark Vranesh, and Roman Simonov do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the applicable rules and regulations of the SEC and the listing standards of the NYSE. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”
Committees of the Board of Directors
Our board of directors has established an audit committee, a compensation committee, and a nominating and corporate governance committee. The composition and responsibilities of each of the committees of our board of directors is described below. Members will serve on these committees until their resignation or until as otherwise determined by our board of directors.
Audit Committee
Our audit committee consists of Mark Vranesh, Dylan Pearce, and Roman Simonov, with Mr. Vranesh serving as Chairperson. The composition of our audit committee meets the requirements for independence under current NYSE listing standards and SEC rules and regulations. Each member of our audit committee meets the financial literacy and sophistication requirements of the NYSE listing standards. In addition, our board of directors has determined that Mr. Vranesh is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the Securities Act. Our audit committee, among other things:
•selects a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;
•helps to ensure the independence and performance of the independent registered public accounting firm;
•discusses the scope and results of the audit with the independent registered public accounting firm, and review, with management and the independent registered public accounting firm, our interim and year-end results of operations;
•develops procedures for employees to submit concerns anonymously about questionable accounting or audit matters;
•reviews our policies on risk assessment and risk management;
•reviews related party transactions;

•obtains and reviews a report (as required) by the independent registered public accounting firm that describes our internal control procedures, any material issues with such procedures, and any steps taken to deal with such issues; and
•approves (or, as permitted, pre-approves) all audit and all permissible non-audit services, other than de minimis non-audit services, to be performed by the independent registered public accounting firm.
Our audit committee operates under a written charter that satisfies the applicable rules of the SEC and the listing standards of the NYSE.
Compensation Committee
Our compensation committee consists of Dylan Pearce, Roman Simonov, and Mark Vranesh, with Mr. Pearce serving as Chairperson. The composition of our compensation committee meets the requirements for independence under the NYSE listing standards and SEC rules and regulations. Each member of the compensation committee is a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act. The purpose of our compensation committee is to discharge the responsibilities of our board of directors relating to compensation of our executive officers. Our compensation committee, among other things:
•reviews and approves the goals and objectives relating to the compensation of our executive officers, including any long-term incentive components of our compensation programs;
•evaluates the performance of our executive officers in light of the goals and objectives of our compensation programs and determines each executive officer’s compensation based on such evaluation;
•administers our stock and equity incentive plans;
•reviews and approves, or make recommendations to our board of directors regarding, incentive compensation and equity plans; and
•establishes and reviews general policies relating to compensation and benefits of our employees.
Our compensation committee operates under a written charter that satisfies the applicable rules of the SEC and the listing standards of the NYSE.
Nominating and Corporate Governance Committee
Our nominating and corporate governance committee consists of Mark Vranesh and Trynka Shineman Blake, with Ms. Shineman Blake serving as Chairperson. The composition of our nominating and corporate governance committee meets the requirements for independence under the NYSE listing standards and SEC rules and regulations. Our nominating and corporate governance committee, among other things:
•identifies, evaluates, and makes recommendations to our board of directors regarding, nominees for election to our board of directors and its committees;
•evaluates the performance of our board of directors and of individual directors;
•considers and makes recommendations to our board of directors regarding the composition of our board of directors and its committees;

•reviews developments in corporate governance practices;
•evaluates the adequacy of our corporate governance practices and reporting; and
•develops and makes recommendations to our board of directors regarding corporate governance guidelines and matters.
The nominating and corporate governance committee operates under a written charter that satisfies the applicable listing requirements and rules of the NYSE.
Compensation Committee Interlocks and Insider Participation
None of the members of our compensation committee is or has been an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee. See the section titled “Certain Relationships and Related Party Transactions” for information about related party transaction involving members of our compensation committee or their affiliates.

EXECUTIVE COMPENSATION
The following discussion contains forward-looking statements that are based on our current plans, considerations, expectations, and determinations regarding future compensation programs. The actual amount and form of compensation, and the compensation policies and practices that we adopt in the future may differ materially from currently planned programs as summarized in this discussion.
As an emerging growth company, we have opted to comply with the executive compensation disclosure rules applicable to “smaller reporting companies,” as such term is defined in the rules promulgated under the Securities Act. The compensation provided to our named executive officers for the year ended December 31, 2020 is detailed in the 2020 Summary Compensation Table and accompanying footnotes and narrative that follow. Our named executive officers for the year ended December 31, 2020 are:
•Oleg Shchegolev, our Chief Executive Officer;
•Delbert Humenik, our Chief Revenue Officer; and
•Jeffrey Belanger, our former Chief Human Resources Officer.
To date, the compensation of our named executive officers has consisted of a combination of base salary, cash bonuses, and long-term incentive compensation in the form of stock options and restricted stock units. Our named executive officers, like all full-time employees, are eligible to participate in our health and welfare benefit plans.
2020 Summary Compensation Table
The following table presents information regarding the compensation awarded to, earned by, and paid to each individual who served as one of our named executive officers for services rendered to us in all capacities during the year ended December 31, 2020.

Name and Principal Position	Year	Salary ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)(3)	Total ($)
Oleg Shchegolev	2020	324,000	—	129,600	4,134	457,734
Co-Founder and Chief Executive Officer
Delbert Humenik	2020	341,667	—	140,000	2,081	483,748
Chief Revenue Officer
Jeffrey Belanger	2020	137,500	294,569	53,644	1,363	487,076
Former Chief Human Resources Officer(4)
________________
(1)The amount reflects the grant date fair value of a stock option award granted in 2020, calculated in accordance with Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 718. Such grant date fair values do not take into account any estimated forfeitures related to service-based vesting conditions. The assumptions used in calculating the grant date fair value of the stock options reported in this column are set forth in Note 7 of our consolidated financial statements included elsewhere in this prospectus. The amounts reported in this column reflect the accounting cost for these stock options and do not correspond to the actual economic value that may be received by the named executive officer upon the exercise of the stock option or any sale of the underlying shares of Class B common stock.
(2)The amounts reflect the annual performance-based bonuses earned with respect to 2020 performance. For more information on these bonuses, see the description of the annual performance bonuses under “Annual Cash Bonuses” below.
(3)For Mr. Shchegolev, Mr. Belanger, and Mr. Humenik, the amounts reported reflect a parking benefit for the year ended December 31, 2020.

(4)Mr. Belanger’s start date with the company was July 6, 2020. The amount reported represents the base salary earned in 2020. His annualized base salary for 2020 was $275,000. Mr. Belanger’s employment with the company terminated effective July 7, 2021.
Narrative Disclosure to Summary Compensation Table
Base Salaries
Each named executive officer’s base salary is a fixed component of annual compensation for performing specific duties and functions, and has been established by our board of directors taking into account each individual’s role, responsibilities, skills, and expertise. Base salaries are reviewed annually, typically in connection with our annual performance review process, approved by our board of directors, and adjusted from time to time to realign salaries with market levels after taking into account individual responsibilities, performance, and experience. For fiscal year 2020, the annual base salary paid to each of Messrs. Shchegolev, Humenik and Belanger was $324,000, $341,667, and $275,000 (and such amount was pro-rated for Mr. Belanger for 2020 based on the date he commenced employment with us), respectively.
Annual Cash Bonuses
For the fiscal year ended December 31, 2020, each named executive officer was eligible to earn an annual cash bonus based on the achievement of certain corporate performance milestones. The target annual bonus for each of the named executive officers for fiscal year ended December 31, 2020 was 30% of their respective annual base salary.
Based upon the company’s performance for the fiscal year ended December 31, 2021, the board of directors approved annual cash bonuses for each named executive officer for the fiscal year ended December 31, 2020 in an amount equal to 40% of his respective annual base salary, and such amounts are reported in the “Non-Equity Incentive Plan Compensation” column of the “2020 Summary Compensation Table” above.
Equity Compensation
We believe that equity grants provide our executives with a strong link to our long-term performance, create an ownership culture and help to align the interests of our executives and our stockholders. In addition, we believe that equity grants promote executive retention because they incentivize our executive officers to remain in our employment during the vesting period. Accordingly, our board of directors periodically reviews the equity incentive compensation of our named executive officers and may grant equity incentive awards to them from time to time. During the year ended December 31, 2020, we granted Mr. Belanger an option to purchase shares of our Class B common stock, as described in more detail in the “Outstanding Equity Awards at 2020 Year-End” table below.
Transitional Services and Separation Agreement with Jeffrey Belanger
In connection with the termination of Mr. Belanger’s employment, the Company entered into a Transitional Services and Separation Agreement with Mr. Belanger, or the Separation Agreement, effective as of July 5, 2021. Under the Separation Agreement, Mr. Belanger will provide consulting services to the company for the period beginning on July 8, 2021 and ending on October 7, 2021, unless Mr. Belanger’s consultancy is terminated earlier by us in accordance with the terms of the Separation Agreement. We refer to the period during which Mr. Belanger is providing consulting services as the Transitional Services Period.
Under the Separation Agreement, and subject to specified conditions, including without limitation his satisfactory performance of consulting services to us, (1) Mr. Belanger’s outstanding stock options will continue to vest in accordance with their terms until the end of the Transitional Services Period; (2) we will pay Mr. Belanger severance pay consisting of three months of his final annual base salary; (3) if Mr. Belanger elects and remains eligible for COBRA, we will pay both the employer and employee portion of the COBRA premium until September 30, 2021, or an earlier date in accordance with the terms of the Separation Agreement, and we will pay the same portion of premiums that we pay for active employees until January 7, 2022, or an earlier date in accordance with the terms of the Separation Agreement; and (4) Mr. Belanger will be eligible to receive a prorated bonus payment for 2021, subject to the achievement of the applicable annual bonus criteria as determined by the company in its discretion.
Under the Separation Agreement, in consideration for the compensation and benefits contained in the Separation Agreement, (1) Mr. Belanger waived any right under his Employee Confidentiality, Assignment and Noncompetition Agreement, or the Restrictive Covenant Agreement, to Garden Leave Pay (as defined in the Restrictive Covenant Agreement) or any other consideration and agreed that the Restrictive Covenant Agreement remains in full effect and is fully enforceable; and (2) Mr. Belanger entered into a general release of claims in favor of the company.
Outstanding Equity Awards at 2020 Year-End
The following table sets forth information concerning outstanding equity awards held by our named executive officers as of December 31, 2020.

	Option Awards(1)
	Number of Securities Underlying Unexercised Options (#)			Vesting Commencement Date	Option Exercise Price ($)	Option Expiration Date
Name	Exercisable	Unexercisable
Oleg Shchegolev	—	—		—	—	—
Delbert Humenik	488,748	115,752		8/14/2017	0.79	8/21/2027
Jeffrey Belanger		328,500	(2)	7/6/2020	1.86	7/28/2030
________________
(1)Each of the outstanding equity awards in the table above was granted pursuant to our Amended and Restated 2019 Stock Option and Grant Plan, or the 2019 Plan.
(2)The shares underlying this option vest as follows: 25% of the shares vest on the first anniversary of the vesting commencement date and the remaining 75% vest in installments of 2.07% of the shares each month thereafter through the thirty-fifth (35th) month and 2.5% of the shares on the thirty-sixth (36th) month, subject to the named executive officer’s continued service with us through the applicable vesting date. Vesting of this option shall fully accelerate upon a “sale event,” as defined in the 2019 Plan, subject to the named executive officer’s continuous service with us through the date of such sale event. Mr. Belanger’s employment was terminated as of July 7, 2021, according to the agreement filed as an exhibit to Form 8-K on July 7, 2021.
Employee Benefit and Equity Compensation Plans
Amended and Restated 2019 Stock Option and Grant Plan
Our 2019 Plan was initially approved by our board of directors and our stockholders on December 19, 2019, and was subsequently amended and restated by our board of directors on July 28, 2020 and approved by our stockholders on August 25, 2020. Under the 2019 Plan, we have reserved for issuance an aggregate of 10,163,772 shares of our Class B common stock. The number of shares of Class B common stock reserved for issuance is subject to adjustment in the event of any merger, consolidation, sale of all or substantially all of our assets, reorganization, recapitalization, reclassification, stock split, stock dividend, reverse stock split or other similar transaction.
The shares of Class B common stock underlying awards that are forfeited, canceled, reacquired by us prior to vesting, satisfied without the issuance of stock or otherwise terminated (other than by exercise) and shares of Class B common stock that are withheld upon exercise of an option or settlement of an award to cover the exercise price or tax withholding are currently added back to the shares of Class B common stock available for issuance under the 2019 Plan. Upon completion of the IPO, such shares were added to the shares of Class A common stock available under the 2021 Plan.
Our board of directors has acted as administrator of the 2019 Plan. The administrator has full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, and to determine the specific terms and conditions of each award, subject to the provisions of the 2019 Plan. Persons eligible to participate in the 2019 Plan are those employees, officers and directors of, and consultants and advisors to, our company as selected from time to time by the administrator in its discretion.
The 2019 Plan permits the granting of (1) options to purchase Class B common stock intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code of 1986, as amended, or the Code, and (2) options that do not so qualify. No more than 10,163,772 shares of our Class B common stock may be issued pursuant to incentive stock options. The per share exercise price of each option is determined by the administrator but may not be less than 100% of the fair market value of the Class B common stock on the date of grant. The term of each option is fixed by the administrator but may not exceed 10 years from the date of grant. The administrator determines at what time or times each option may be exercised. In addition, the 2019 Plan permits the granting of restricted shares of Class B common stock, unrestricted shares of Class B common stock, and restricted stock units.
The 2019 Plan provides that upon the occurrence of a “sale event,” as defined in the 2019 Plan, all outstanding stock options will terminate at the effective time of such sale event, unless the parties to the sale event agree that such awards will be assumed or continued by the successor entity. In the event of a termination of the 2019 Plan and all options issued thereunder in connection with a sale event, optionees will be provided an opportunity to exercise options that are then exercisable or will become exercisable as of the effective time of the sale event within a specified period of time prior to the consummation of the sale event. In addition, we have the right to provide for cash payment to holders of options, in exchange for the cancellation thereof, in an amount per share equal to the difference between the value of the consideration payable per share of common stock in the sale event and the per share exercise price of such options. In the event of, and subject to the consummation of, a sale event, restricted stock and restricted stock units (other than those becoming vested as a result of the sale event) will be forfeited immediately prior to the effective time of a sale event unless such awards are assumed or continued by the successor entity. In the event that shares of restricted stock are forfeited in connection with a sale event, such shares of restricted stock shall be repurchased at a price per share equal to the original per share purchase price of such shares. We have the right to provide for cash payment to holders of restricted stock or restricted stock units, in exchange for the cancellation thereof, in an amount per share equal to the value of the consideration payable per share of common stock in the sale event.
Additionally, the 2019 Plan provides for certain drag along rights pursuant to which grantees may be obligated to, on the request of the Company or the accepting requisite holder, sell, transfer, and deliver, or cause to be sold, transferred, and delivered, to a buyer, their shares in the event the Company or the accepting requisite holder determine to enter into a sale event with a buyer.
The board of directors may amend or discontinue the 2019 Plan at any time, subject to stockholder approval where such approval is required by applicable law. The administrator of the 2019 Plan may also amend or cancel any outstanding award, provided that no amendment to an award may adversely affect a participant’s rights without his or her consent. The administrator of the 2019 Plan is specifically authorized to exercise its discretion to reduce the exercise price of outstanding stock options or effect the repricing of such awards through cancellation and re-grants. The 2019 Plan will automatically terminate upon the earlier of 10 years from the date on which the 2019 Plan was initially adopted by our board of directors or 10 years from the date the 2019 Plan was initially approved by our stockholders. Our board of directors determined no additional awards would be granted under the 2019 Plan following our IPO.

2021 Stock Option and Incentive Plan
Our 2021 Plan was adopted by our board of directors on March 3, 2021, approved by our stockholders on March 15, 2021 and became effective on March 23, 2021. The 2021 Plan replaced the 2019 Plan as our board of directors determined not to make additional awards under the 2019 Plan following our IPO. However, the 2019 Plan continues to govern outstanding equity awards granted thereunder. The 2021 Plan allows us to make equity-based and cash-based incentive awards to our officers, employees, directors, and consultants.
We initially reserved 13,503,001 shares of our Class A common stock for the issuance of awards under the 2021 Plan, or the Initial Limit. The 2021 Plan provides that the number of shares reserved and available for issuance under the 2021 Plan will automatically increase on January 1, 2022 and each January 1 thereafter, by 5% of the outstanding number of shares of our Class A and Class B common stock on the immediately preceding December 31 or such lesser number of shares as determined by our compensation committee, or the Annual Increase. Share limits under the 2021 Plan are subject to adjustment in the event of a stock split, stock dividend, or other change in our capitalization.
The shares we issue under the 2021 Plan will be authorized but unissued shares or shares that we reacquire. The shares of Class A and Class B common stock underlying any awards under the 2021 Plan and the 2019 Plan that are forfeited, cancelled, held back upon exercise or settlement of an award to satisfy the exercise price or tax withholding, reacquired by us prior to vesting, satisfied without the issuance of stock, expire or are otherwise terminated (other than by exercise) will be added back to the shares of Class A common stock available for issuance under the 2021 Plan (provided that any such shares of Class B common stock will first be converted into shares of Class A common stock).
The maximum number of shares of Class A Common stock that may be issued in the form of incentive stock options shall not exceed the Initial Limit, cumulatively increased on January 1, 2022 and on each January 1 thereafter by the lesser of the Annual Increase for such year or 13,503,001 shares of Class A common stock.
The grant date fair value of all awards made under our 2021 Plan and all other cash compensation paid by us to any non-employee director in any calendar year for services as a non-employee director shall not exceed $750,000.
The 2021 Plan is administered by our compensation committee. Our compensation committee has full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, and the number of shares subject to such awards, to make any combination of awards to participants, to accelerate at any time the exercisability or vesting of any award and to determine the specific terms and conditions of each award, subject to the provisions of the 2021 Plan. Persons eligible to participate in the 2021 Plan are those full or part-time officers, employees, non-employee directors, and consultants as selected from time to time by our compensation committee in its discretion.
The 2021 Plan permits the granting of both options to purchase Class A common stock intended to qualify as incentive stock options under Section 422 of the Code, and options that do not so qualify. The option exercise price of each option will be determined by our compensation committee but may not be less than 100% of the fair market value of our Class A common stock on the date of grant unless the option is granted (i) pursuant to a transaction described in, and in a manner consistent with Section 424(a) of the Code or (ii) to individuals who are not subject to U.S. income tax. The term of each option will be fixed by our compensation committee and may not exceed 10 years from the date of grant. Our compensation committee will determine at what time or times each option may be exercised.
Our compensation committee may award stock appreciation rights under the 2021 Plan subject to such conditions and restrictions as it may determine. Stock appreciation rights entitle the recipient to shares of Class A common stock, or cash, equal to the value of the appreciation in our stock price over the exercise price. The exercise price of each stock appreciation right may not be less than 100% of the fair market value of our Class A common stock on the date of grant. The term of each stock appreciation right will be fixed by our compensation committee and may not exceed 10 years from the date of grant. Our compensation committee will determine at what time or times each stock appreciation right may be exercised.
Our compensation committee may award restricted shares of Class A common stock and restricted stock units to participants subject to such conditions and restrictions as it may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment with us through a specified vesting period. Our compensation committee may also grant shares of Class A common stock that are free from any restrictions under the 2021 Plan. Unrestricted stock may be granted to participants in recognition of past services or for other valid consideration and may be issued in lieu of cash compensation due to such participant.
Our compensation committee may grant dividend equivalent rights to participants that entitle the recipient to receive credits for dividends that would be paid if the recipient had held a specified number of shares of Class A common stock.
Our compensation committee may grant cash bonuses under the 2021 Plan to participants, subject to the achievement of certain performance goals.
The 2021 Plan provides that upon the effectiveness of a “sale event,” as defined in the 2021 Plan, an acquirer or successor entity may assume, continue, or substitute for the outstanding awards under the 2021 Plan. To the extent that awards granted under the 2021 Plan are not assumed or continued or substituted for by the successor entity, upon the effective time of the sale event, such awards shall terminate. In such case, all awards may become vested and exercisable or nonforfeitable in connection with a sale event in the administrator’s discretion or to the extent specified in the relevant award certificate. In the event of such termination, individuals holding options and stock appreciation rights will be permitted to exercise such options and stock appreciation rights (to the extent exercisable) within a specified period of time prior to the sale event. In addition, in connection with the termination of the 2021 Plan upon a sale event, we may make or provide for a payment, in cash or in kind, to participants holding vested and exercisable options and stock appreciation rights equal to the difference between the per share consideration payable to stockholders in the sale event and the exercise price of the options or stock appreciation rights and we may make or provide for a payment, in cash or in kind, to participants holding other vested awards.
Our board of directors may amend or discontinue the 2021 Plan and our compensation committee may amend or cancel outstanding awards for purposes of satisfying changes in law or any other lawful purpose, but no such action may adversely affect rights under an award without the holder’s consent. Certain amendments to the 2021 Plan require the approval of our stockholders. The administrator of the 2021 Plan is specifically authorized to exercise its discretion to reduce the exercise price of outstanding stock options and stock appreciation rights or effect the repricing of such awards through cancellation and re-grants without stockholder consent. No awards may be granted under the 2021 Plan after the date that is 10 years from the effective date of the 2021 Plan. During the nine months ended September 30, 2021, the Company granted to employees RSU awards for 164,487 shares of Class A common stock and options for 194,553 shares of Class A common stock under the 2021 Plan.
2021 Employee Stock Purchase Plan
Our ESPP, was adopted by our board of directors on March 3, 2021, approved by our stockholders on March 15, 2021 and became effective March 23, 2021. The ESPP is intended to qualify as an “employee stock purchase plan” within the meaning of Section 423 of the Code. The ESPP initially reserves and authorizes the issuance of up to a total of 3,000,667 shares of our Class A common stock to participating employees. The ESPP provides that the number of shares reserved and available for issuance will automatically increase on January 1, 2022 and each January 1 thereafter through January 1, 2031, by the least of (i) 3,000,667 shares of our Class A common stock, (ii) 1% of the outstanding number of shares of Class A and Class B common stock on the immediately preceding December 31, or (iii) such lesser number of shares of Class A common stock as determined by the plan administrator of the ESPP. The number of shares reserved under the ESPP is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization.
All employees who are customarily employed by us or one of our designated Subsidiaries for more than 20 hours per week and who we have employed for at least six months are eligible to participate in the ESPP. However, any employee who owns 5% or more of the total combined voting power or value of all classes of our stock is not eligible to purchase shares of our Class A common stock under the ESPP.
We may make one or more offerings each year to our employees to purchase shares under the ESPP. Offerings will usually begin on each August 15th and February 15th and will continue for six-month periods, referred to as offering periods. Each eligible employee may elect to participate in any offering by submitting an enrollment form at least 15 business days before the applicable offering date.
Each employee who is a participant in the ESPP may purchase shares of our Class A common stock by authorizing payroll deductions of up to 15% of his or her eligible compensation during an offering period. Unless the participating employee has previously withdrawn from the offering, his or her accumulated payroll deductions will be used to purchase shares of our Class A common stock on the last business day of the offering period at a price equal to 85% of the fair market value of the shares of our Class A common stock on the first business day or the last business day of the offering period, whichever is lower, provided that no more $25,000 worth of Class A common stock (or such other lesser maximum number of shares as may be established by the administrator) may be purchased by any one employee during any offering period. Under applicable tax rules, an employee may purchase no more than $25,000 worth of shares of our Class A common stock, valued at the start of the purchase period, under the ESPP in any calendar year.
The accumulated payroll deductions of any employee who is not a participant on the last day of an offering period will be refunded. An employee’s rights under the ESPP terminate upon voluntary withdrawal from the plan or when the employee ceases employment with us for any reason.
The ESPP may be terminated or amended by our board of directors at any time. An amendment that increases the number of shares of our Class A common stock authorized under the ESPP and certain other amendments require the approval of our stockholders.
Senior Executive Cash Incentive Bonus Plan
On March 3, 2021 our board of directors adopted the Senior Executive Cash Incentive Bonus Plan, or the Bonus Plan. The Bonus Plan provides for annual cash bonus payments based upon the attainment of company and individual performance targets established by our compensation committee. The payment targets will be related to financial and operational measures or objectives with respect to our company, or the Corporate Performance Goals, as well as individual performance objectives.
Our compensation committee may select Corporate Performance Goals from among the following: cash flow (including, but not limited to, operating cash flow and free cash flow); revenue; corporate revenue; earnings before interest, taxes, depreciation, and amortization; net income (loss) (either before or after interest, taxes, depreciation and/or amortization); changes in the market price of our common stock; economic value-added; acquisitions or strategic transactions, including collaborations, joint ventures or promotion arrangements; operating income (loss); return on capital assets, equity, or investment; stockholder returns; return on sales; gross or net profit levels; productivity; expense efficiency; margins; operating efficiency; customer satisfaction; working capital; earnings (loss) per share of our common stock; bookings, new bookings or renewals; sales or market shares; number of customers, number of new customers or customer references; operating income and/or net annual recurring revenue, any of which may be measured in absolute terms, as compared to any incremental increase, in terms of growth, as compared to results of a peer group, against the market as a whole, compared to applicable market indices and/or measured on a pre-tax or post-tax basis.
Each executive officer who is selected to participate in the Bonus Plan will have a target bonus opportunity set for each performance period. The bonus formulas will be adopted in each performance period by the compensation committee and communicated to each executive. The Corporate Performance Goals will be measured at the end of each performance period after our financial reports have been published or such other appropriate time as the compensation committee determines. If the Corporate Performance Goals and individual performance objectives are met, payments will be made as soon as practicable following the end of each performance period, but no later than 74 days after the end of the year in which such performance period ends. Subject to the rights contained in any agreement between the executive officer and us, an executive officer must be employed by us on the bonus payment date to be eligible to receive a bonus payment. The Bonus Plan also permits the compensation committee to approve additional bonuses to executive officers in its sole discretion.
401(k) Plan
We maintain a tax-qualified retirement plan that provides all regular U.S. employees with an opportunity to save for retirement on a tax-advantaged basis. Under our 401(k) plan, participants may elect to defer a portion of their compensation on a pre-tax basis and have it contributed to the plan subject to applicable annual limits under the Code. Pre-tax contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. Employee elective deferrals are 100% vested at all times. As a U.S. tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan and all contributions are deductible by us when made. We provide a matching contribution of 50% of employee contributions up to the lower of 3% of eligible compensation or the IRS annual pre-tax contribution limit.
Nonqualified Deferred Compensation
Our named executive officers did not participate in, or earn any benefits under, a nonqualified deferred compensation plan sponsored by us during the year ended December 31, 2020.
Other Benefits
Our named executive officers are eligible to participate in our employee benefit plans on the same basis as our other employees, including our health and welfare plans.
Director Compensation
2020 Director Compensation Table
The following table presents the total compensation for each person who served as a non-employee member of our board of directors during the year ended December 31, 2020. Other than as set forth in the table and described more fully below, we did not pay any compensation, make any equity awards or non-equity awards to, or pay any other compensation to any of the non-employee members of our board of directors in 2020 for their services as members of the board of directors. Oleg Shchegolev, our Chief Executive Officer, received no additional compensation for his service as a director. See the section titled

“Executive Compensation” for more information on the compensation paid to or earned by Mr. Shchegolev as an employee for the year ended December 31, 2020.

Name	Fees Earned or Paid in Cash	Option Awards ($)(1)	Total ($)
Roman Simonov	—	—	—
Dylan Pearce	—	—	—
Trynka Shineman Blake	—	237,929	237,929
Mark Vranesh	—	237,929	237,929
________________
(1)The amounts reflect the grant date fair value of stock option awards granted in 2020 in accordance with FASB ASC Topic 718. Such grant date fair values do not take into account any estimated forfeitures related to service-based vesting conditions. The assumptions used in calculating the grant date fair value of the stock options reported in this column are set forth in Note 7 of our consolidated financial statements included elsewhere in this prospectus. The amounts reported in this column reflect the accounting cost for these stock options and do not correspond to the actual economic value that may be received by our non-employee directors upon the exercise of the stock options or any sale of the underlying shares of Class B common stock.
(2)As of December 31, 2020, our non-employee directors held the following outstanding equity awards:

Aggregate Number of Shares Subject to Stock Options
Trynka Shineman Blake	60,000
Mark Vranesh	170,700
Non-Employee Director Compensation Policy
We adopted a non-employee director compensation policy that became effective on March 23, 2021. The policy is designed to enable us to attract and retain, on a long-term basis, highly qualified non-employee directors. Under the policy, each director who is not an employee is paid cash compensation from and after the completion of the IPO as set forth below:

Position	Annual Retainer
Board of Directors:
Members	$35,000
Lead independent director	$15,000

Audit Committee:
Members (other than chair)	$10,000
Retainer for chair	$20,000

Compensation Committee:
Members (other than chair)	$6,250
Retainer for chair	$15,000

Nominating and Corporate Governance Committee:
Members (other than chair)	$4,000
Retainer for chair	$8,000

In addition, the non-employee director compensation policy provides that, upon initial election to our board of directors, each non-employee director will be granted an equity award of stock options or restricted stock units, or a combination thereof with a value of $250,000 (the “Initial Grant”). The Initial Grant will vest one-third on the earlier of (i) the first anniversary of the grant date or (ii) our next annual meeting of stockholders and the remaining two-thirds will vest in equal monthly installments over two years, subject to continued service through the applicable vesting date. Furthermore, on the date of each of our annual meeting of stockholders upon the completion of the IPO, each non-employee director who continues as a non-employee director following such meeting will be granted an annual equity award of stock options or restricted stock units, or a combination thereof with value of $182,500 (the “Annual Grant”). The Annual Grant will vest in full on the earlier of (i) the first anniversary of the grant date or (ii) our next annual meeting of stockholders, subject to continued service through the applicable vesting date. Such awards are subject to full accelerated vesting upon the sale of the company and upon the death or disability of the non-employee director.
We reimburse all reasonable out-of-pocket expenses incurred by non-employee directors for their attendance at meetings of our board of directors or any committee thereof.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements and indemnification arrangements, discussed, when required, in the sections titled “Management” and “Executive Compensation” and the registration rights described in the section titled “Description of Capital Stock—Registration Rights,” the following is a description of each transaction since January 1, 2018 and each currently proposed transaction in which:
•we have been or are to be a participant;
•the amount involved exceeded or exceeds $120,000; and
•any of our directors, executive officers or holders of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.
On December 19, 2019, Semrush Holdings, Inc., a Delaware corporation, was incorporated and entered into a Contribution and Exchange Agreement with Semrush CY, pursuant to which the holders of all outstanding shares of capital stock of Semrush CY contributed those shares to Semrush Holdings, Inc. in exchange for shares of capital stock of Semrush Holdings, Inc. (the “2019 Share Exchange”). Share class titles, share numbers, and dollar amounts give effect to the 2019 Share Exchange.
Equity Financings
Series B Convertible Preferred Stock Financing
In March 2018 and December 2018, SEMrush CY Ltd (“Semrush CY”) sold an aggregate of 4,681,400 shares of its Series B convertible preferred stock at a purchase price of $5.13 per share, for an aggregate purchase price of $24 million. The following table summarizes these purchases by related persons:

Stockholder	Shares of Series B Convertible Preferred Stock	Total Purchase Price
Greycroft Growth II, L.P.	2,870,000	$14,713,724
e.ventures Growth II, LP	1,031,200	$5,286,687
Fabstone Investments LLC	780,200	$3,999,877

Series A-1 Redeemable Convertible Preferred Stock Financing
In February 2019, Semrush CY sold an aggregate of 1,837,600 shares of its Series A-1 redeemable convertible preferred stock at a purchase price of $2.72 per share, for an aggregate purchase price of approximately $5 million. The following table summarizes these purchases by related persons:

Stockholder	Shares of Series A-1 Redeemable Convertible Preferred Stock	Total Purchase Price
SEMR Holdings Limited	1,837,000	$4,999,926

Secondary Transfers
In connection with the Series B Convertible Preferred Stock Financing in March 2018, Semrush CY agreed to waive certain restrictions on transfer in connection with, and to assist the administration of, transfers by its officers Oleg Shchegolev and Dmitry Melnikov of an aggregate of 4,703,400 and 2,351,400 shares, respectively, of its common stock at a purchase price of $1.07 per share for an aggregate purchase price of approximately $5.0 and $2.5 million, respectively, to certain of our stockholders. The following table summarizes these transactions:

Seller	Purchaser	Shares of Common Stock	Total Purchase Price
Oleg Shchegolev	Greycroft Growth II, L.P.	2,082,600	$2,224,362
	e.ventures Growth II, LP	748,500	$799,450
	SEMR Holdings Limited	1,248,300	$1,333,271
	Fabstone Investments LLC	624,000	$666,475
Dmitry Melnikov	Greycroft Growth II, L.P.	1,041,300	$1,112,181
	e.ventures Growth II, LP	374,100	$399,565
	SEMR Holdings Limited	624,000	$666,475
	Fabstone Investments LLC	312,000	$333,238

In September 2020, we agreed to waive the restriction on transfer contained in our bylaws and certain rights of first refusal and co-sale held by us and holders of our preferred stock in connection with, and to assist the administration of, certain transfers of 51,386,940 shares of our common stock by Oleg Shchegolev and 25,693,740 shares of our common stock by Dmitry Melnikov to entities affiliated with each such person. The transfers were effected for estate planning purposes and no consideration was paid by the transferees for such shares. See the section titled “Principal and Selling Stockholders” for additional information on the current registered holders of these shares.
Corporate Reorganization and Agreements with Stockholders
In December 2019, we engaged in a corporate reorganization, a description of which is set forth in the section entitled “Prospectus Summary—Corporate Information”.
In connection with our corporate reorganization, we entered into an investors’ rights agreement, a right of first refusal and co-sale agreement, and voting agreement, in each case, with the holders of our preferred stock and certain holders of our common stock. The parties to these agreements include SEMR Holdings Limited and Greycroft Growth II, LP, which are affiliated with our directors Roman Simonov and Dylan Pearce, respectively, and our officers and directors Oleg Shchegolev and Dmitry Melnikov.
The right of first refusal and co-sale agreement provided for rights of first refusal and co-sale in respect of sales by certain holders of our capital stock. The voting agreement contained provisions concerning the election of our board of directors and its composition, and initiation of a sale process upon the request of a requisite number of holders of shares of our preferred stock. The voting agreement entitled the holders of a majority of our Series A preferred stock to designate one director, the holders of a majority of our Series B preferred stock to designate one director, and Oleg Shchegolev and Dmitry Melnikov jointly, voting on an as-converted basis, to designate three directors. Roman Simonov was elected to our board of directors as the designee of the holders of our Series A preferred stock, Dylan Pearce as the designee of the holders of our Series B preferred stock, and Oleg Shchegolev, Dmitry Melnikov and Mark Vranesh as the three designees of Oleg Shchegolev and Dmitry Melnikov. The rights under each of the right of first refusal and co-sale agreement and voting agreement terminated immediately prior to the completion of the IPO.
Our investors’ rights agreement provided, among other things, certain holders of our preferred stock with a participation right to purchase their pro rata share of new securities that we may have proposed to sell and issue, subject to certain exceptions, certain information rights, and covenants regarding the operation of our business. Such rights terminated immediately prior to the completion of the IPO. Our investors’ rights agreement also provides that certain holders of our capital stock have the right to demand that we file a registration statement or request that their shares of our capital stock be covered by a registration statement that we are otherwise filing. See the section titled “Description of Capital Stock—Registration Rights."
Directed Share Program
At our request, the underwriters in our IPO reserved for sale at the initial public offering price per share up to 5% of the shares of Class A common stock offered in the IPO, to certain individuals through a directed share program, including our directors, friends, and family members of such persons, and certain business associates. One of our directors and his affiliates purchased shares in the IPO.
Other Transactions
We have granted stock options and restricted stock units to our executive officers and certain of our directors. See the sections titled “Executive Compensation” and “Management—Non-Employee Director Compensation” for a description of these equity awards.
In November 2017, Semrush CY entered into a board advisor agreement with Mark Vranesh who was subsequently appointed to our board of directors. The agreement provided that Mr. Vranesh would provide Semrush CY with certain services, such as serving on its advisory committee and providing strategic business advice. Under the agreement Semrush CY agreed to indemnify Mr. Vranesh for losses incurred in connection with his service, reimburse Mr. Vranesh for his reasonable travel and related expenses incurred during the provision of his services and granted Mr. Vranesh an option to purchase 234,000 shares of its common stock for an aggregate purchase price of $184,646, and Mr. Vranesh exercised options to purchase 123,300 shares of its common stock in July 2019. We reimbursed Mr. Vranesh less than $10 thousand for travel and related expenses. The agreement was terminated in October 2020, and all compensation to Mr. Vranesh after the IPO is pursuant to the director compensation policy.
Other than as described above under this section titled “Certain Relationships and Related Person Transactions,” since January 1, 2018, we have not entered into any transactions, nor are there any currently proposed transactions, between us and a related party where the amount involved exceeds, or would exceed, $120,000, and in which any related person had or will have a direct or indirect material interest. We believe the terms of the transactions described above were comparable to terms we could have obtained in arm’s-length dealings with unrelated third parties.
Limitation of Liability and Indemnification of Officers and Directors
Our amended and restated certificate of incorporation contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:
•any breach of their duty of loyalty to our company or our stockholders;

•any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
•unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or
•any transaction from which they derived an improper personal benefit.
Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.
In addition our amended and restated bylaws provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust, or other enterprise. Our amended and restated bylaws provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit, or proceeding by reason of the fact that he or she is or was one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Our amended and restated bylaws also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to limited exceptions.
Further, we have entered into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit, or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.
The limitation of liability and indemnification provisions that are included in our amended and restated certificate of incorporation, amended and restated bylaws, and in indemnification agreements that we enter into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be harmed to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.
We maintain insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.

Certain of our non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our board of directors.
The underwriting agreement provides for indemnification by the underwriters of us and our officers, directors and employees for certain liabilities arising under the Securities Act, or otherwise.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Policies and Procedures for Related Party Transactions
Our audit committee charter and formal written policy regarding related party transactions provide that the audit committee has the primary responsibility for reviewing and approving or disapproving “related party transactions,” which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. For purposes of this policy, a related person is defined as a director, executive officer, nominee for director or greater than 5% beneficial owner of our common stock, in each case since the beginning of the most recently completed year, and their immediate family members. In determining whether to approve or ratify any such transaction, our audit committee will take into account, among other factors it deems appropriate, (i) whether the transaction is on terms no less favorable than terms generally available to unaffiliated third parties under the same or similar circumstances and (ii) the extent of the related party’s interest in the transaction.
All of the transactions described above were entered into prior to the adoption of this policy. Accordingly, each was approved by disinterested members of our board of directors after making a determination that the transaction was executed on terms no less favorable than those that could have been obtained from an unrelated third-party.

PRINCIPAL AND SELLING STOCKHOLDERS
The following table sets forth certain information with respect to the beneficial ownership of our common stock as of November 12, 2021, as adjusted to reflect the sale of Class A common stock offered by us and the selling stockholders in this offering assuming no exercise of the underwriters’ option to purchase additional shares, for:
•each of our named executive officers;
•each of our directors;
•all of our directors and executive officers as a group;
•each person known by us to be the beneficial owner of more than five percent of any class of our voting securities; and
•each of the selling stockholders.
This table is based on information supplied by our officers, directors and principal stockholders, our transfer agent and on any Schedules 13D or 13G filed with the SEC. We have determined beneficial ownership in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable. We have deemed shares of our common stock subject to options that are currently exercisable or exercisable within 60 days of November 12, 2021 to be outstanding and to be beneficially owned by the person holding the option for the purpose of computing the percentage ownership of that person but have not treated them as outstanding for the purpose of computing the percentage ownership of any other person.
We have based percentage ownership of our common stock before this offering on 111,017,734 shares of Class B common stock and 25,657,714 shares of Class A common stock outstanding as of November 12, 2021. Percentage ownership of our Class B common stock and Class A common stock after this offering is based on the sale by us of 4,000,000 shares of Class A common stock in this offering and the conversion of shares of Class B common stock being sold by the selling stockholders into shares Class A common stock. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Semrush Holdings, Inc., 800 Boylston Street, Suite 2475, Boston, MA 02199.

	Shares Beneficially Owned Prior to the Offering				% Total Voting Power Prior to the Offering†	Number of Shares Being Offered	Shares Beneficially Owned After the Offering				% Total Voting Power After the Offering†
	Class A		Class B				Class A		Class B
Name of Beneficial Owner	Number	Percentage	Number	Percentage			Number	Percentage	Number	Percentage
5% Stockholders:
Entities affiliated with Greycroft Growth II, LP (1)	—	—	11,733,900	10.6%	10.3%	—	—	—%	11,733,900	10.6%	10.3%
Entities affiliated with SEMR Holdings Limited (2)	—	—	16,256,100	14.6%	14.3%	—	—	—%	16,256,100	14.7%	14.3%
Entities affiliate with Ancient Art, L.P. (3)	1,992,798	7.8%	—	—	*	—	1,992,798	6.6%	—	—%	*
ClearBridge Investments, LLC (4)	1,531,752	6.0%	—	—	*	—	1,531,752	5.1%	—	—%	*
Cat Rock Capital Management, L.P.(5)	1,502,755	5.9%	—	—	*	—	1,502,755	5.0%	—	—%	*
Dorsey Asset Management, LLC (6)	2,550,725	9.9%	—	—	*	—	2,550,725	8.5%	—	—%	*
Fred Alger Management, LLC (7)	926,214	3.6%	—	—	*	—	926,214	3.1%	—	—%	*
The Vanguard Group, Inc. (8)	920,974	3.5%	—	—	*	—	920,974	3.0%	—	—%	*
Entities affiliated with First Sabrepoint Capital Management, L.P. (9)	800,744	3.1%	—	—	*	—	800,744	2.7%	—	—%	*
Named Executive Officers and Directors:
Oleg Shchegolev (10)	4,591,100	17.9%	52,096,600	46.9%	46.3%	500,000	4,091,100	13.6%	52,096,600	47.1%	46.2%
Jeffrey Belanger (11)	—	—	21,686	*	*	—	—	—%	21,686	—%	—%
Dmitry Melnikov (12)	412,000	1.6%	28,048,600	25.3%	24.7%	500,000	412,000	1.4%	27,548,600	24.9%	24.3%
Mark Vranesh (13)	—	—	255,474	*	*	—	—	—%	255,474	*	*
Dylan Pearce	—	—	—	—	—	—	—	—%	—	—%	—%
Roman Simonov (14)	13,000	*	—	—	*	—	13,000	*	—	—%	—%
Trynka Shineman Blake	—	—	21,474	*	—	—	—	—%	21,474	*	*
All directors and executive officers as a group (11 persons) (15)	5,214,425	20.3%	83,628,139	75.3%	72.8%	1,000,000	4,714,425	15.6%	83,128,139	75.2%	72.5%
________________
*Represents less than 1%.
†Represents the voting power with respect to all shares of our Class A common stock and Class B common stock, voting together as a single class. The holders of our Class B common stock are entitled to ten votes per share, and holders of our Class A common stock are entitled to one vote per share. See “Description of Capital Stock – Class A Common Stock and Class B Common Stock – Voting Rights.”
(1)Consists of 11,733,900 shares of Class B common stock held by Greycroft Growth II, L.P. (“GCG II”). Greycroft Growth II, LLC (“GCG II GP”) is the general partner of GCG II. The directors of GCG II GP are Dana Settle, Ian Sigalow, John Elton, and Mark Terbeek. As such, each of GCG II GP, Dana Settle, Ian Sigalow, John Elton, and Mark Terbeek may be deemed to beneficially own and have voting, investment, and dispositive power with respect to the shares held by GCG II. The address of each of GCG II, GCG II GP, Dana Settle, Ian Sigalow, John Elton, and Mark Terbeek is 292 Madison Ave., Fl. 8, New York, NY 10017.
(2)Consists of 16,256,100 shares of Class B common stock held by SEMR Holdings Limited, a private limited liability company by shares incorporated in Cyprus, whose sole investment is the holding of shares in the Company, the entire issued capital of which is held by entities affiliated with Siguler Guff & Company, LP. The directors of SEMR Holdings Limited are Donald Spencer, A.T.S. Directors Ltd., and A.T.S. Managers Ltd. The directors of A.T.S. Directors Ltd are Eftychia Spyrou and Stefani Orfanidou, and the directors of A.T.S. Managers Ltd are Nina Iosif and Artemis Orfanidou Kleanthous. Accordingly, Donald Spencer, Eftychia Spyrou, and Stefani Orfanidou on behalf of A.T.S. Directors Limited, Nina Iosif and Artemis Orfanidou Kleanthous on behalf of A.T.S. Managers Limited may be deemed to hold voting and dispositive power over the shares held by

SEMR Holdings Limited. The registered address of SEMR Holdings Limited is 2-4 Arch. Makarios III Avenue, 9th Floor, Capital Centre, Nicosia, P.C. 1065, Cyprus.
(3)Beneficial ownership information is based on information contained in the Schedule 13G/A filed with the SEC on November 10 2021 by Ancient Art, L.P. Ancient Art, L.P., Trango II, L.L.C. and Quincy J. Lee may be deemed the beneficial owner of 1,922,798 shares of Class A common stock held by Teton Capital Partners, L.P. Ancient Art, L.P., Trango II, L.L.C. and Quincy J. Lee have the shared power to vote and dispose of the shares of Class A common stock. The registered address is 500 West 5th Street, Suite 1110, Austin, Texas 78701.
(4)Beneficial ownership information is based on information contained in the Schedule 13F filed with the SEC on November 12, 2021 by ClearBridge Investments, LLC. The clients of ClearBridge Investments, LLC, including investment companies registered under the Investment Company Act of 1940 and other managed accounts, have the right to receive or power to direct the receipt of dividends from, and the proceeds from the sale of, the shares of Class A common stock. ClearBridge Small Cap Growth Fund, an investment company registered under the Investment Company Act of 1940 and managed by ClearBridge Investments, LLC, has an interest in the shares of Class A common stock. The registered address of ClearBridge Investments, LLC is 620 8th Ave, New York, NY 10018.
(5)This disclosure is based on information from Cat Rock Capital Management L.P.’s Form 13F filed with the SEC on August 16, 2021.
(6)Beneficial ownership information is based on information contained in the Schedule 13G/A filed with the SEC on October 8, 2021 by Dorsey Asset Management, LLC. All of the shares of Class A common stock are owned by various investment advisory clients of Dorsey Asset Management, LLC, which is deemed to be a beneficial owner of those shares pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, due to its discretionary power to make investment decisions over such shares and/or its ability to vote such shares. In all cases, persons other than Dorsey Asset Management, LLC, including DAM SIF I, LP and the Global Moat Fund, LP, each an advisory client of Dorsey Asset Management, LLC, have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the shares. The registered address of Dorset Asset Management LLC is 150 North Wacker Drive, Suite 960, Chicago, IL 60606.
(7)This disclosure is based on information from Fred Alger Management, LLC’s Form 13F filed with the SEC on August 16, 2021.
(8)This disclosure is based on information from The Vanguard Group, Inc.’s Form 13F filed with the SEC on November 12, 2021.
(9)Beneficial ownership information is based on information contained in the Schedule 13F filed with the SEC on August 13, 2021by First Sabrepoint Capital Management LP. Sabrepoint Capital Partners, LP, a Delaware limited partnership (the "Fund") is the record and direct beneficial owner of the 800,744 shares of Class A common stock. Sabrepoint Capital Participation, LP, a Delaware limited partnership ("the General Partner") is the general partner of, and may be deemed to beneficially own the 800,744 shares of Class A common stock owned by, the Fund. As the investment adviser to the Fund, First Sabrepoint Capital Management, LP, a Texas limited partnership ("Sabrepoint") may be deemed to beneficially own the 800,744 shares of Class A common stock. George Hiland Baxter is the Managing Partner of, and may be deemed to beneficially own the 800,744 shares of Class A common stock owned by, Sabrepoint. The address is 8750 North Central Expressway, Suite 920, Dallas, Texas 75231.
(10)Consists of (1) 1,770,500 shares of Class A common stock and 4,661,922 shares of Class B common stock held by Mr. Shchegolev individually, (2) 2,820,600 shares of Class A common stock and 3,236,982 shares of Class B common stock held by Shchegolev Holdings, LLC (the “Shchegolev LLC”), and (3) 44,197,696 shares of Class B common stock held by The Oleg Shchegolev Grantor Retained Annuity Trust I (the “Shchegolev GRAT”). Michael A. Bass is the sole Manager, and The Oleg Shchegolev Irrevocable GST Trust of 2020 (the “GST Trust” and together with the Shchegolev GRAT and the Shchegolev LLC, the “Shchegolev Trusts”) is the sole Member, of the Shchegolev LLC. Concord Trust Company (“Concord”) is the trustee of the GST Trust. The Shchegolev Trusts are established for the benefit of certain members of Mr. Shchegolev’s family. Mr. Shchegolev may be deemed to have beneficial ownership of the shares held by the Shchegolev Trusts. The shares being sold in this offering are being sold through Shchegolev Holdings, LLC.
(11)Consists of 21,686 shares of class B common stock subject to outstanding options held by Mr. Belanger that are exercisable within 60 days of November 12, 2021.
(12)Consists of (1) 412,000 shares of Class A common stock and 2,354,860 shares of Class B common stock held by Mr. Melnikov individually, (2) 5,924,595 shares of Class B common stock held by Min Choron LLC (the “Melnikov LLC”), and (3) 19,769,145 shares of Class B common stock held by The Dmitry Melnikov Grantor Retained Annuity Trust - One (the “Melnikov GRAT”). Dmitry Kunitsa is the sole Manager, and The Melnikov Family Dynasty Trust (the “Dynasty Trust” and together with the Melnikov GRAT and the Melnikov LLC, the “Melnikov Trusts”) is the sole Member, of the Melnikov LLC. Concord is the trustee of the Dynasty Trust. The Melnikov Trusts are established for the benefit of certain members of Mr. Melnikov’s family. Mr. Melnikov may be deemed to have beneficial ownership of the shares held by the Melnikov Trusts.
(13)Consists of 123,300 shares of Class B common stock held by Mr. Vranesh and 132,174 shares of Class B common stock subject to outstanding options held by Mr. Vranesh that are exercisable within 60 days of November 12, 2021.
(14)Consists of 13,000 shares of Class A common stock held by Mr. Simonov.
(15)Consists of 5,214,425 shares of Class A common Stock, 83,628,139 shares of Class B common stock, and 86,071 shares of Class A common stock underlying RSUs and 1,992,239 shares of Class B common stock subject to options that are exercisable within 60 days of November 12, 2021.

DESCRIPTION OF INDEBTEDNESS
On January 12, 2021, we entered into our credit facility, consisting of a $45.0 million revolving credit facility pursuant to a credit agreement among us and Semrush US sub, each as a borrower, the lenders party thereto from time to time and JPMorgan Chase Bank, N.A., as the administrative agent. The availability of the credit facility is subject to the borrowing base based on an advance rate of 400% multiplied by annualized retention applied to monthly recurring revenue.
The credit facility has a maturity of three years and will mature on January 12, 2024.
As of September 30, 2021, we had $45.0 million available under the revolving credit facility, with $5.0 million of such revolving commitments available under the letter of credit sub-facility.
All of our obligations under our credit facility will be guaranteed by our future domestic subsidiaries and, subject to certain exceptions, secured by a security interest in substantially all of our tangible and intangible assets.
Borrowings under our credit facility bear interest at our option at (i) LIBOR, subject to a 0.50% floor, plus a margin, or (ii) the base rate, subject to a 3.25% floor (or 1.50% prior to an initial public offering or positive adjusted consolidated adjusted EBITDA as of the twelve months most recently ended), plus a margin. For LIBOR borrowings, the applicable rate margin is 2.75% (or 3.50% prior to an initial public offering or positive adjusted consolidated adjusted EBITDA as of the twelve months most recently ended). For base rate borrowings, the applicable margin is 0.00% (or 2.50% prior to an initial public offering or positive consolidated adjusted EBITDA as of the twelve months most recently ended). We are also required to pay a 0.25% per annum fee on undrawn amounts under our revolving credit facility, payable quarterly in arrears.
Generally, we are permitted to make voluntary commitment reductions under our credit facility at any time.
Until we elect to have the covenant described in the succeeding sentence apply, our credit facility requires that our liquidity not be less than the greater of (i) $5.0 million and (ii) cash burn, which is calculated as total unrestricted cash of the first day of the immediately preceding four month period minus total unrestricted cash as of the last day of such month for such four month period, and adjusted to exclude any changes in the cash balance as a result of debt and/or equity financings. Following our election, our credit facility requires us to maintain, as of the last day of each fiscal quarter, a maximum leverage ratio (based upon the ratio of consolidated total debt as of such date, less up to $15.0 million of unrestricted cash to EBITDA for the four fiscal quarter period ending on such date) of 4.00 to 1.00, subject to a 0.50 step-up in the event of a material permitted acquisition, which we can elect to implement up to two times during the life of the credit facility.
Our credit facility contains a number of covenants restricting or limiting our ability to, among other things, (i) create, incur, assume or permit to exist additional indebtedness or guarantees; (ii) create, incur, assume or permit liens; (iii) enter into an agreement prohibiting the creation or assumption of any lien upon our properties or assets; (iv) make loans and investments; (v) declare dividends, make payments or redeem or repurchase capital stock; (vi) engage in mergers, acquisitions and other business combinations; (vii) prepay, redeem or purchase certain indebtedness; (viii) amend or otherwise alter terms of our indebtedness; (ix) sell assets; and (x) enter into transactions with affiliates. Our credit facility also contains customary default provisions.

DESCRIPTION OF CAPITAL STOCK
General
The following descriptions are summaries of the material terms of our amended and restated certificate of incorporation and amended and restated bylaws. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth in this section titled “Description of Capital Stock,” you should refer to our amended and restated certificate of incorporation, amended and restated bylaws, and our investor’ rights agreement, which are or will be included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law. Our authorized capital stock consists of 1,000,000,000 shares of Class A common stock, $0.00001 par value per share, 160,000,000 shares of Class B common stock, $0.00001 par value per share, and 100,000,000 shares of undesignated preferred stock, $0.00001 par value per share.
As of November 12, 2021, there were 25,657,714 outstanding shares of Class A common stock and 111,017,734 shares of our Class B common stock outstanding, held by 24 stockholders of record, and no shares of our preferred stock outstanding. Our board of directors is authorized, without stockholder approval except as required by the listing standards of the NYSE to issue additional shares of our capital stock.
Class A Common Stock and Class B Common Stock
Dividend Rights
Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine.
Voting Rights
Holders of our Class A common stock are entitled to one vote for each share, and holders of our Class B common stock are entitled to 10 votes per share, on all matters submitted to a vote of stockholders. The holders of our Class A common stock and Class B common stock generally vote together as a single class on all matters submitted to a vote of our stockholders, unless otherwise required by Delaware law or our amended and restated certificate of incorporation. Delaware law could require either holders of our Class A common stock or Class B common stock to vote separately as a single class in the following circumstances:
•if we were to seek to amend our amended and restated certificate of incorporation to increase or decrease the par value of a class of our capital stock, then that class would be required to vote separately to approve the proposed amendment; and
•if we were to seek to amend our amended and restated certificate of incorporation in a manner that alters or changes the powers, preferences, or special rights of a class of our capital stock in a manner that affected its holders adversely, then that class would be required to vote separately to approve the proposed amendment.
Our amended and restated certificate of incorporation does not provide for cumulative voting for the election of directors. Our amended and restated certificate of incorporation and amended and restated bylaws established a classified board of directors that is divided into three classes with staggered three-year terms. Only the directors in one class are subject to election by a plurality of the votes cast at each annual meeting of our stockholders, with the directors in the other classes continuing for the remainder of their respective three-year terms.
No Preemptive or Similar Rights
Our common stock is not entitled to preemptive rights, and is not subject to conversion, redemption, or sinking fund provisions.
Right to Receive Liquidation Distributions
If we become subject to a liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.
Conversion of Class B Common Stock
Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. Shares of Class B common stock automatically convert into shares of Class A common stock upon sale or transfer, except certain transfers described in our amended and restated certificate of incorporation, including transfers for estate planning or tax purposes to: (i) family members, (ii) Qualifying Trustees of trusts for the benefit of the stockholder and/or their family members (except for remote contingent interests), and (iii) partnerships, corporations, and other entities owned by the stockholder or their family members or trusts described above. In addition, each outstanding share of Class B common stock held by a stockholder who is a natural person, or held by the permitted entities and permitted transferees of such natural person (as described in our amended and restated certificate of incorporation), convert automatically into one share of Class A common stock upon the death of such natural person.
Each share of Class B common stock will convert automatically into one share of Class A common stock upon (i) the date specified by affirmative vote of the holders of two-thirds of the then outstanding shares of Class B common stock, (ii) the date on which the outstanding shares of Class B common stock represent less than 10% of the aggregate number of shares of the then outstanding Class A common stock and Class B common stock, or (iii) March 24, 2028.
Once converted into a single class of common stock, the Class A and Class B common stock may not be reissued.
Fully Paid and Non-Assessable
All of the outstanding shares of our Class A common stock and Class B common stock are, and the shares of our Class A common stock to be issued by us pursuant to this offering will be, fully paid, and non-assessable.
Preferred Stock
Our board of directors is authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences, and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further vote or action by our stockholders. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring, or preventing a change in control of our company and might adversely affect the market price of our Class A common stock and the voting and other rights of the holders of our Class A common stock and Class B common stock. We have no current plan to issue any shares of preferred stock.
Options and Restricted Stock Units
As of November 12, 2021, we had outstanding (i) options to purchase an aggregate of 6,084,730 shares of our Class B common stock, with a weighted-average exercise price of $1.40, pursuant to our 2019 Plan, (ii) options to purchase an aggregate of 348,805 shares of our Class A common stock, with a weighted-average exercise price of $18.05, pursuant to our 2021 Plan, and (iii) restricted stock units representing 237,335 shares of our Class A common stock, pursuant to our 2021 Plan.
Registration Rights
Certain holders of our Class B common stock are entitled to rights with respect to the registration of their shares under the Securities Act. These registration rights are contained in our Investors’ Rights Agreement, or the IRA, dated as of December 19, 2019. We, along with certain holders of our Class B common stock (including shares of our common stock issued or issuable upon conversion of our preferred stock and any other convertible securities), including our founders, Oleg Shchegolev and Dmitry Melnikov, are parties to the IRA. The registration rights set forth in the IRA will expire upon the earliest to occur of a deemed liquidation event or, with respect to any particular stockholder, when such stockholder is able to sell all of its shares pursuant to Rule 144 of the Securities Act during any three-month period. We will pay the registration expenses (other than underwriting discounts and commissions) of the holders of the shares registered pursuant to the registrations described below, including the reasonable fees of one counsel for the selling holders. In an underwritten offering, the underwriters have the right, subject to specified conditions, to limit the number of shares such holders may include. In connection with this offering, all of our directors, executive officers and selling stockholders, certain of whom have registration rights, agreed not to sell or otherwise dispose of any securities without the prior written consent of Morgan Stanley & Co. LLC, Goldman Sachs & Co. LLC, and J.P. Morgan Securities LLC for a period of 90 days after the date of this prospectus.
Demand Registration Rights
Prior to this offering, the holders of approximately 23,740,000 shares of our Class B common stock are entitled to certain demand registration rights, which number of shares will be reduced by the number of shares sold by the selling stockholders in this offering. We are obligated to effect only one such registration. If we determine that it would be materially detrimental to our stockholders to effect such a demand registration, we have the right to defer such registration, not more than once in any 12-month period, for a period of up to 120 days. Additionally, we will not be required to effect a demand registration during the period beginning 60 days prior to our good faith estimate of the date of the filing of, and ending up to 180 days following the effectiveness of, a registration statement relating to the public offering of our common stock.
Piggyback Registration Rights
If we propose to register the offer and sale of our common stock under the Securities Act, in connection with the public offering of such common stock the holders of up to approximately 23,740,000 shares of our Class B common stock, prior to this offering, are entitled to certain “piggyback” registration rights allowing the holders to include their shares in such registration, subject to certain marketing and other limitations, which number of shares will be reduced by the number of shares sold by the selling stockholders in this offering. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to (1) a registration related to a company stock plan, (2) a registration pursuant to Rule 145 of the Securities Act, (3) a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the public offering of our common stock or (4) a registration in which the only common stock being registered is common stock issuable upon the conversion of debt securities that are also being registered, the holders of these shares are entitled to notice of the registration and have the right, subject to certain limitations, to include their shares in the registration.
S-3 Registration Rights
Prior to this offering, the holders of up to approximately 23,740,000 shares of our Class B common stock may make a written request that we register the offer and sale of their shares on a registration statement on Form S-3 if we are eligible to file a registration statement on Form S-3 so long as the request covers at least that number of shares with an anticipated offering price, net of underwriting discounts and commissions, of at least $5 million, which number of shares will be reduced by the number of shares sold by the selling stockholders in this offering. These stockholders may make an unlimited number of requests for registration on Form S-3; however, we will not be required to effect a registration on Form S-3 if we have effected two such registrations within the 12-month period preceding the date of the request. If we determine that it would be materially detrimental to our stockholders to effect such a registration, we have the right to defer such registration, not more than once in any 12-month period, for a period of up to 90 days. Additionally, we will not be required to effect a registration on Form S-3 during the period beginning 30 days prior to our good faith estimate of the date of the filing of, and ending up to 90 days following the effectiveness of, a registration statement relating to the public offering of our common stock.
Anti-Takeover Provisions
The provisions of Delaware law, our amended and restated certificate of incorporation, and our amended and restated bylaws, which are summarized below, may have the effect of delaying, deferring, or discouraging another person from acquiring control of our company. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.
Delaware Law
We are governed by the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales or other transactions resulting in a financial benefit to the stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring, or preventing a change in our control.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaw Provisions
Our amended and restated certificate of incorporation and our amended and restated bylaws include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our board of directors or management team, including the following:
•Authorized but Unissued Shares.   The authorized but unissued shares of our common stock and our preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of the NYSE. These additional shares may be used for a variety of corporate finance transactions, acquisitions, and employee benefit plans. The existences of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.
•Dual Class Stock.   As described above in the subsection titled “—Class A Common Stock and Class B Common Stock—Voting Rights,” our amended and restated certificate of incorporation provides for a dual class common stock structure, which provides our founders, current investors, executives, and employees with significant influence over all matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company of its assets.
•Board of Directors Vacancies.   Our amended and restated certificate of incorporation and amended and restated bylaws authorize only our board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors is permitted to be set only by a resolution adopted by a majority vote of our entire board of directors. These provisions prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. These provisions make it more difficult to change the composition of our board of directors and promote continuity of management.
•Classified Board.   Our amended and restated certificate of incorporation and amended and restated bylaws provide that our board of directors is classified into three classes of directors. A third-party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified board of directors. See the section titled “Management—Board of Directors.”
•Stockholder Action; Special Meeting of Stockholders.   Our amended and restated certificate of incorporation provides that our stockholders may not take action by written consent but may only take action at annual or special meetings of our stockholders. As a result, a holder controlling a majority of our capital stock is not able to amend our amended and restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our amended and restated bylaws. Our amended and restated bylaws further provide that special meetings of our stockholders may be called only by a majority of our board of directors, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.
•Advance Notice Requirements for Stockholder Proposals and Director Nominations.   Our amended and restated bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our amended and restated bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.
•No Cumulative Voting.   The Delaware General Corporation Law provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not provide for cumulative voting.
•Directors Removed Only for Cause.   Our amended and restated certificate of incorporation provides that stockholders may remove directors only for cause.
•Amendment of Charter Provisions.   Any amendment of the above provisions in our amended and restated certificate of incorporation requires approval by holders of at least two-thirds of the voting power of our then outstanding capital stock.
•Issuance of Undesignated Preferred Stock.   Our board of directors has the authority, without further action by the stockholders, to issue up to 100,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock enables our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest, or other means.
•Exclusive Forum.   Our amended and restated bylaws provide that, unless we consent in writing to an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any state law claim for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of or based on a fiduciary duty owed by any of our current or former directors, officers, or employees to us or our stockholders, (3) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws (including the interpretation, validity or enforceability thereof) or (4) any action asserting a claim that is governed by the internal affairs doctrine, in each case subject to the Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein, or the Delaware Forum Provision. The Delaware Forum Provision will not apply to any causes of action arising under the Securities Act or the Exchange Act. Our amended and restated bylaws further provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. In addition, our amended and restated bylaws provide that any person or entity purchasing or otherwise acquiring any interest in shares of our common stock is deemed to have notice of and consented to the foregoing provisions; provided, however, that stockholders cannot and will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder. This exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation and bylaws has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable.
Transfer Agent and Registrar
The transfer agent and registrar for our Class A common stock and Class B common stock is Computershare Trust Company, N.A. The transfer agent and registrar's address is 250 Royall Street, Canton, Massachusetts 02021, and its telephone number is (800) 962-4284.

Listing
Our Class A common stock is listed on the NYSE under the symbol “SEMR.”

SHARES ELIGIBLE FOR FUTURE SALE
Future sales of our Class A common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time and our ability to raise equity capital in the future.
Upon the completion of this offering, based on the number of shares of our capital stock outstanding as of November 12, 2021, after giving effect to the automatic conversion of shares of Class B common stock sold by the selling stockholders to Class A common stock, we will have a total of 30,157,714 shares of our Class A common stock and 110,517,734 shares of our Class B common stock outstanding.
Lock-Up Agreements
In connection with this offering, we, our executive officers, directors, and the selling stockholders, have agreed or will agree that, subject to certain exceptions and early release triggers described in the section titled “Underwriting”, for a period of 90 days from the date of this prospectus, we and they will not, without the prior written consent of Morgan Stanley & Co. LLC, Goldman Sachs & Co. LLC, and J.P. Morgan Securities LLC (who, in their discretion, may release any of the securities subject to these lock-up agreements at any time), dispose of or hedge any shares or any securities convertible into or exchangeable for shares of our capital stock. This agreement is further described as set forth in the section titled “Underwriting.”
In addition to the restrictions contained in the lock-up agreements described above, our investor rights agreement contains market stand-off provisions imposing restrictions on the ability of our stockholders party to that agreement to offer, sell, or transfer our equity securities for such period following the date of this prospectus as may be requested by the managing underwriters in this offering.
Rule 144
In general, under Rule 144 as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.
In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period, a number of shares that does not exceed the greater of:
•1% of the number of shares of our Class A common stock then outstanding; or
•the average weekly trading volume of our Class A common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.
Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701
Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144.
Registration Rights
Pursuant to our investors’ rights agreement, the holders of up to 23,740,000 shares (which number is subject to reduction by the number of shares sold by such holders in this offering) of our Class B common stock, or their permitted transferees, will be entitled to certain rights with respect to the registration of the offer and sale of those shares under the Securities Act. See the section titled “Description of Capital Stock—Registration Rights” for a description of these registration rights. If the offer and sale of these shares is registered, the shares will be freely tradable without restriction under the Securities Act, and a large number of shares may be sold into the public market.
Registration Statement on Form S-8
We have filed a registration statement on Form S-8 under the Securities Act to register all of the shares of our Class A common stock and Class B common stock issued or reserved for issuance under our 2019 Plan, our 2021 Plan, and our ESPP. Shares covered by this registration statement are eligible for sale in the public market, subject to the Rule 144 limitations applicable to affiliates, vesting restrictions, and any applicable lock-up agreements and market standoff agreements.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES
The following is a general discussion of the material U.S. federal income tax considerations relating to ownership and disposition of our common stock by a non-U.S. holder. For purposes of this discussion, the term “non-U.S. holder” means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:
•an individual who is a citizen or resident of the United States;
•a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any political subdivision of the United States;
•an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
•a trust, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons (as defined in the Code) have authority to control all substantial decisions of the trust or if the trust has a valid election in effect to be treated as a U.S. person under applicable U.S. Treasury Regulations.
This discussion is based on current provisions of the Code, existing and proposed U.S. Treasury Regulations promulgated thereunder, current administrative rulings, and judicial decisions, all as in effect as of the date of this prospectus, and all of which are subject to change or to differing interpretation, possibly with retroactive effect. Any change could alter the tax consequences to non-U.S. holders described in this prospectus. In addition, the Internal Revenue Service, or the IRS, could challenge one or more of the tax consequences described in this prospectus.
We assume in this discussion that each non-U.S. holder holds shares of our common stock as a capital asset (generally, property held for investment) within the meaning of Section 1221 of the Code. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances nor does it address any aspects of state, local, or non-U.S. taxes, alternative minimum tax, or U.S. federal taxes other than income taxes. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address any special tax rules that may apply to particular non-U.S. holders, such as:
•insurance companies;
•tax-exempt or governmental organizations;
•financial institutions;
•brokers or dealers in securities;
•pension plans;
•“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax
•owners that hold our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment;
•“qualified foreign pension funds,” or entities wholly owned by a “qualified foreign pension fund”;

•persons deemed to sell our common stock under the constructive sale provisions of the Code;
•certain U.S. expatriates;
•persons who have elected to mark securities to market;
•persons subject to the unearned income Medicare contribution tax; or
•persons that acquire our common stock as compensation for services.
In addition, this discussion does not address the tax treatment of partnerships (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) or other entities that are transparent for U.S. federal income tax purposes or persons who hold their common stock through such entities. In the case of a holder that is classified as a partnership for U.S. federal income tax purposes, the tax treatment of a person treated as a partner in such partnership for U.S. federal income tax purposes generally will depend on the status of the partner and the activities of the partner and the partnership. A person treated as a partner in a partnership or who holds their stock through another transparent entity should consult his, her, or its tax advisor regarding the tax consequences of the ownership and disposition of our common stock through a partnership or other transparent entity, as applicable.
Prospective investors should consult their tax advisors regarding the U.S. federal, state, local, and non-U.S. income and other tax considerations of acquiring, holding, and disposing of our common stock.
Distributions on our Common Stock
We do not currently expect to pay dividends. See the section titled “Dividend Policy” above in this prospectus. However, in the event that we do pay distributions of cash or property on our common stock, those distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder’s investment, up to such holder’s tax basis in our common stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below under the heading “Gain on Sale, Exchange or Other Taxable Disposition of Common Stock.”
Subject also to the discussions below under the headings “Information Reporting and Backup Withholding Tax” and “Foreign Account Tax Compliance Act,” dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence. If we are unable to determine, at a time reasonably close to the date of payment of a distribution on our common stock, what portion, if any, of the distribution will constitute a dividend, then we may withhold U.S. federal income tax on the basis of assuming that the full amount of the distribution will be a dividend. If we or another withholding agent apply over-withholding, a non-U.S. holder may be entitled to a refund or credit of any excess tax withheld by timely filing an appropriate claim with the IRS.
Dividends that are treated as effectively connected with a trade or business conducted by a non-U.S. holder within the United States, and, if an applicable income tax treaty so provides, that are attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder within the United States, are generally exempt from the 30% withholding tax if the non-U.S. holder satisfies applicable certification and disclosure requirements. To obtain this exemption, a non-U.S. holder must generally provide us with a properly executed original IRS Form W-8ECI properly certifying such exemption. However, such U.S. effectively connected income, net of specified deductions and credits, will be taxed at the same graduated U.S. federal income tax rates applicable to U.S. persons (as defined in the Code). Any U.S. effectively connected income received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence.
A non-U.S. holder of our common stock who claims the benefit of an applicable income tax treaty between the United States and such holder’s country of residence generally will be required to provide a properly executed IRS Form W-8BEN or W-8BEN-E (or applicable successor form) and satisfy applicable certification and other requirements. Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.
A non-U.S. holder that is eligible for such lower rate of U.S. withholding tax as may be specified under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim with the IRS.
Any documentation provided to an applicable withholding agent may need to be updated in certain circumstances. The certification requirements described above also may require a non-U.S. holder to provide its U.S. taxpayer identification number.
Gain on Sale, Exchange or Other Taxable Disposition of Common Stock
Subject to the discussions below under the headings “Information Reporting and Backup Withholding Tax” and “Foreign Account Tax Compliance Act,” a non-U.S. holder generally will not be subject to U.S. federal income tax or withholding tax on gain recognized on a sale, exchange or other taxable disposition of our common stock unless:
•the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, and, if an applicable income tax treaty so provides, the gain is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States; in these cases, the non-U.S. holder will be taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons, and, if the non-U.S. holder is a foreign corporation, an additional branch profits tax at a rate of 30%, or a lower rate as may be specified by an applicable income tax treaty, may also apply;
•the non-U.S. holder is an individual present in the United States for a period or periods aggregating 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case the non-U.S. holder will be subject to a 30% tax (or such lower rate as may be specified by an applicable income tax treaty) on the amount by which the non-U.S. holder’s capital gains allocable to U.S. sources exceed capital losses allocable to U.S. sources during the taxable year of the disposition (without taking into account any capital loss carryovers); or
•we are or were a “U.S. real property holding corporation” during a certain look-back period, unless our common stock is regularly traded on an established securities market and the non-U.S. holder held no more than five percent of our outstanding common stock, directly or indirectly, during the shorter of the five-year period ending on the date of the disposition or the period that the non-U.S. holder held our common stock. Generally, a corporation is a “U.S. real property holding corporation” if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance, we believe that we have not been and are not currently, and we do not anticipate becoming, a “U.S. real property holding corporation” for U.S. federal income tax purposes.

Information Reporting and Backup Withholding Tax
We (or the applicable paying agent) must report annually to the IRS and to each non-U.S. holder the gross amount of the distributions on our common stock paid to such holder and the tax withheld, if any, with respect to such distributions. Non-U.S. holders may have to comply with specific certification procedures to establish that the holder is not a U.S. person (as defined in the Code) in order to avoid backup withholding at the applicable rate with respect to dividends on our common stock. Generally, a holder will comply with such procedures if it provides a properly executed IRS Form W-8BEN or W-8BEN-E or otherwise meets documentary evidence requirements for establishing that it is a non-U.S. holder, or otherwise establishes an exemption.
Information reporting and backup withholding generally will apply to the proceeds of a disposition of our common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the United States through a foreign broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Non-U.S. holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules to them.
Copies of information returns may be made available to the tax authorities of the country in which the non-U.S. holder resides or is incorporated under the provisions of a specific treaty or agreement. Any documentation provided to an applicable withholding agent may need to be updated in certain circumstances.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder may be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that an appropriate claim is timely filed with the IRS.
Foreign Account Tax Compliance Act
Provisions of the Code commonly referred to as the Foreign Account Tax Compliance Act, or FATCA, generally impose a U.S. federal withholding tax at a rate of 30% on payments of dividends on our common stock paid to a foreign entity unless (i) if the foreign entity is a “foreign financial institution,” such foreign entity undertakes certain due diligence, reporting, withholding, and certification obligations, (ii) if the foreign entity is not a “foreign financial institution,” such foreign entity identifies certain of its U.S. investors, if any, or (iii) the foreign entity is otherwise exempt under FATCA. Such withholding may also apply to payments of proceeds of sales or other dispositions of our common stock, although under proposed U.S. Treasury Regulations (the preamble to which specifies that taxpayers are permitted to rely on them pending finalization), no withholding will apply to payments of gross proceeds. Under certain circumstances, a non-U.S. holder may be eligible for refunds or credits of this withholding tax. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph. Non-U.S. holders should consult their tax advisors regarding the possible implications of this legislation on their investment in our common stock and the entities through which they hold our common stock, including, without limitation, the process, and deadlines for meeting the applicable requirements to prevent the imposition of the 30% withholding tax under FATCA.

The preceding discussion of material U.S. federal tax considerations is for general information only. It is not tax advice. Prospective investors should consult their tax advisors regarding the particular U.S. federal, state, local, and non-U.S. tax consequences of purchasing, holding, and disposing of our common stock, including the consequences of any proposed changes in applicable laws.

UNDERWRITING
We, the selling stockholders, and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, we and the selling stockholders have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, the number of shares of Class A common stock indicated in the following table. Morgan Stanley & Co. LLC, Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC and KeyBanc Capital Markets Inc. are the representatives of the underwriters (the “Representatives”).

Underwriters	Number of Shares
Morgan Stanley & Co. LLC	1,500,000
Goldman Sachs & Co. LLC	1,250,000
J.P. Morgan Securities LLC	1,100,000
KeyBanc Capital Markets Inc.	400,000
Piper Sandler & Co.	375,000
Needham & Company, LLC	375,000
Total	5,000,000

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.
The underwriters have an option to buy up to an additional 750,000 shares of Class A common stock from us to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days from the date of this prospectus. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above. If any additional shares are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.
The underwriting fee is equal to the public offering price per share less the underwriting discount. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 750,000 additional shares of Class A common stock.

	The Company		Selling Stockholders
	No Exercise	Full Exercise	No Exercise	Full Exercise
Per Share	$0.82	$0.82	$0.82	$0.82
Total	$3,280,000	$3,895,000	$820,000	$820,000

Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover page of this prospectus. Any shares of Class A common stock sold by the underwriters to securities dealers may be sold at a discount of up to $0.49200 per share from the public offering price. After the initial offering of the shares, the Representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.
We, our officers, directors, and each of the selling stockholders (collectively, the “Locked-Up Parties”) have agreed with the underwriters, subject to certain exceptions, as described below, not to dispose of or hedge any shares or any securities convertible into or exchangeable for shares of our common stock during the period from the date of this prospectus continuing through the date 90 days (the “lock-up period”) after the date of this prospectus (the “lock-up restrictions”), except with the prior written consent of Morgan Stanley & Co. LLC, Goldman Sachs & Co. LLC, and J.P. Morgan Securities LLC (together, the “Lock-Up Release Agents”).
The lock-up restrictions described above do not apply to certain issuances or sales by the Company, including:
•shares to be sold under the Underwriting Agreement;
•the issuance of shares of common stock upon the exercise of stock options;
•the issuance of shares of Class A common stock upon the conversion of shares of Class B common stock outstanding as of the date of the Underwriting Agreement;
•the issuance of shares of Class A common stock or securities convertible into, exchangeable for or that represent the right to receive shares of Class A common stock in connection with (a) an acquisition by us or any of our subsidiaries of the securities, businesses, technology, property or other assets of another person or entity or pursuant to an employee benefit plan assumed by us in connection with such acquisition, and the issuance of any such securities pursuant to any such agreement, or (b) our commercial relationships and other strategic relationships; provided that the aggregate number of shares of Class A common stock that we may sell or issue or agree to sell or issue shall not exceed 10% of the total number of shares of common stock outstanding immediately following the issuance of shares contemplated by the Underwriting Agreement; or
•the filing of any registration statement on Form S-8.
The lock-up restrictions described above do not apply to certain transfers, dispositions or transactions by our directors and officers, including:
•as a bona fide gift or gifts or as charitable contributions, provided that the transfer does not involve a disposition for value and the donee or donees thereof agree to be bound in writing by the lock-up restrictions, and provided further that no filing under Section 16(a) of the Exchange Act or other public filing, report, or announcement reporting a reduction in beneficial ownership of shares of common stock or derivatives instruments shall be made during the lock-up period unless required;
•by will or other testamentary document, intestacy or applicable laws of descent to or for the primary benefit of the legal representative, heir, beneficiary, or a member of the immediate family (as defined below) of the Locked-up Party, or any trust for the direct or indirect benefit of the immediate family of the Locked-up Party, provided that the transfer does not involve a disposition for value and that the transferee agrees to be bound in writing by the lock-up restrictions, and provided further that no filing under Section 16(a) of the Exchange Act or other public filing, report or announcement reporting a reduction in beneficial ownership of shares of common stock or derivatives instruments shall be made during the lock-up period unless required;
•to any immediate family member, other dependent, or any investment fund or other entity controlled or managed by the Locked-up Party, provided that the transfer does not involve a disposition for value and that the transferee agrees to be bound in writing by the lock-up restrictions, and provided further that no filing under Section 16(a) of the Exchange Act or other public filing, report, or announcement reporting a reduction in beneficial ownership of shares of common stock or derivatives instruments shall be made during the lock-up period unless required;

•to any trust, partnership, limited liability company, or other entity for the direct or indirect benefit of the Locked-up Party or the immediate family of the Locked-up Party, provided that the transfer does not involve a disposition for value and that the transferee agrees to be bound in writing by the lock-up restrictions, and provided further that no filing under Section 16(a) of the Exchange Act or other public filing, report, or announcement reporting a reduction in beneficial ownership of shares of common stock or derivatives instruments shall be made during the lock-up period unless required;
•if the Locked-up Party is the trustee of a trust, to a donor of such trust or beneficiary of such trust (including, without limitation, any trustee of a trust named as a beneficiary of such trust), provided that the transfer does not involve a disposition for value and that the transferee agrees to be bound in writing by the lock-up restrictions, and provided further that no filing under Section 16(a) of the Exchange Act or other public filing, report, or announcement reporting a reduction in beneficial ownership of shares of common stock or derivatives instruments shall be made during the lock-up period unless required;
•to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under the preceding exceptions, provided that the transfer does not involve a disposition for value and that the transferee agrees to be bound in writing by the lock-up restrictions, and provided further that no filing under Section 16(a) of the Exchange Act or other public filing, report, or announcement reporting a reduction in beneficial ownership of shares of common stock or derivatives instruments shall be made during the lock-up period unless required;
•by (a) the exercise of stock options solely with cash granted pursuant to equity incentive plans described in the registration statement, and the receipt by the Locked-Up Party from the Company of shares of common stock upon such exercise, provided that, the underlying shares of common stock shall continue to be subject to the restrictions on transfer described in the immediately preceding paragraph; (b) transfers of shares of common stock to us upon the “net” or “cashless” exercise of stock options or other equity awards granted pursuant to equity incentive plans described in the registration statement of which this prospectus is a part; or (c) forfeitures of shares of common stock to us to satisfy tax withholding requirements of the Locked-Up Party or us upon the vesting, during the lock-up period, of equity based awards granted under equity incentive plans or pursuant to other stock purchase arrangements, in each case described in the in the registration statement of which this prospectus is a part;
•acquired in the open market following the closing of this offering, and provided that no filing under Section 16(a) of the Exchange Act or other public filing, report, or announcement reporting a reduction in beneficial ownership of shares of common stock or derivatives instruments shall be made during the lock-up period unless required;
•to us or our subsidiaries upon or following death, disability, retirement, discharge, resignation or other termination of the Locked-up Party’s employment or service relationship;
•to the underwriters in connection with this offering pursuant to the underwriting agreement and any reclassification, conversion, or exchange in connection with such sale of shares;
•after the closing of this offering, pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction made to all holders of shares of common stock involving a change of control of our company, provided that if such transaction is not consummated, the Locked-up Party’s shares of common stock shall remain subject to the lock-up restrictions;
•to establish or modify a plan meeting the requirements of Rule 10b5-1 of the Exchange Act (a “10b5-1 Plan”) that does not provide for the sale or transfer of shares of common stock during the lock-up period, provided that no filing by the Locked-up Party or any other person under the Exchange Act or other public announcement in connection with the establishment, modification or existence of such plan shall be required or shall be made voluntarily prior to the expiration of the lock-up period;
•transfers pursuant to a Rule 10b5-1 Plan, provided that such plan was established prior to the execution of the lock-up agreement and was not amended or modified during the lock-up period;
•any reclassification or conversion of shares of common stock, provided that such shares of common stock received upon conversion remain subject to the terms of the lock-up agreement;
•pursuant to an order of a court or regulatory agency, by operation of law as a result of a divorce or to comply with, or as must be permitted to comply with, any regulations related to ownership by the Locked-up Party of the Locked-up Party’s shares; or
•if the Locked-up Party is a corporation, partnership, limited liability company, or other business entity, by (a) distributions of shares of common stock or any derivative instrument to limited partners, general partners, members, stockholders holders of similar interests of the Locked-up Party (or in each case its nominee or custodian), or to any investment holding company controlled or managed by the Locked-up Party or (b) transfers of shares of common stock or any derivative instrument to affiliates (as defined in Rule 405 of the Securities Act) or other entities controlled or managed by the Locked-up Party or any of its affiliates (other than us and our subsidiaries), provided that the transfer does not involve a disposition for value and that each distributee and transferee agrees to be bound in writing by the lock-up restrictions, and provided further that no filing under Section 16(a) of the Exchange Act or other public filing, report, or announcement reporting a reduction in beneficial ownership of shares of common stock or derivatives instruments shall be made during the lock-up period unless required.
In addition to the above, the underwriters have agreed to permit our chief executive officer, Oleg Shchegolev, to donate up to 1,000,000 shares of Class A common stock to a “donor advised fund” during the lock-up period. A contribution to a “donor advised fund” represents an irrevocable commitment to donate proceeds from the eventual sale of the shares by that fund to charitable causes. The funds cannot be returned to the donor or used for any other purpose. Such donation does not fall within the first exception outlined above because the donation will require the filing of a Form 5 under Section 16(a) of the Exchange Act and because the “donor advised fund” will not sign a lock-up. Mr. Shchegolev has agreed to inform the fund, in writing, not to sell any securities prior to the end of the lock-up period and will file a Form 5 on February 14, 2022 disclosing such donation.
Our Class A common stock is listed on the NYSE under the symbol “SEMR.”
In connection with the offering, the underwriters may purchase and sell shares of Class A common stock in the open market. These transactions may include short sales, stabilizing transactions, and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our Class A common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of Class A common stock made by the underwriters in the open market prior to the completion of the offering.
The underwriters have advised us and the selling stockholders that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain, or otherwise affect the price of the shares, including that the underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.
Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our Class A common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our Class A common stock. As a result, the price of our Class A common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.
We and the selling stockholders estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $0.7 million. We and the selling stockholders have agreed to reimburse the underwriters for expenses related to the review and clearance by Financial Industry Regulatory Authority incurred by them in connection with this offering in an amount up to $25,000.
We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act. The underwriters have agreed to reimburse us and the selling stockholders for certain out-of-pocket expenses incurred by us and the selling stockholders in connection with this offering.
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage, and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses.
In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors, and employees may purchase, sell, or hold a broad array of investments and actively traded securities, derivatives, loans, commodities, currencies, credit default swaps, and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of ours (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities, or instruments, and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities, and instruments.
Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.
Selling Restrictions
European Economic Area and United Kingdom
In relation to each Member State of the European Economic Area and the UK (each, a “Relevant State”), an offer to the public of our shares may not be made in that Relevant State, except that an offer to the public of our shares in that Relevant State may be made at any time under the following exemptions under the Prospectus Regulation:
(a)to any legal entity which is a qualified investor as defined in the Prospectus Regulation;
(b)to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or
(c)in any other circumstances falling within Article 1(4) of the Prospectus Regulation;
provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or a prospectus supplement pursuant to Article 23 of the Prospectus Regulation.
For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
In addition, in the UK, this prospectus is only addressed to and directed at “qualified investors” (within the meaning of Section 86(7) of the Financial Services and Markets Act 2000 who are (i) persons who have professional experience in matter relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order and other persons to whom it may lawfully be communicated, (all such persons together being referred to as “relevant persons”). Any investment or investment activity to which this prospectus relates is available only to relevant persons and will only be engaged with relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.
Canada
Our Class A common stock may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Hong Kong
The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.
Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.
Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for six months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”)

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.
Japan
Our Class A common stock has not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended) (the “FIEA”). The shares may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

LEGAL MATTERS
Goodwin Procter LLP, Boston, Massachusetts, which has acted as our counsel and counsel to the selling stockholders in connection with this offering, will pass upon the validity of the shares of Class A common stock being offered by this prospectus. The underwriters are being represented by White & Case LLP, New York, New York in connection with this offering.
EXPERTS
The consolidated financial statements of SEMrush Holdings, Inc. at December 31, 2019 and 2020, and for the years then ended, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
ADDITIONAL INFORMATION
We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of Class A common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC maintains an internet website that contains reports, proxy statements, and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.
We are subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, file periodic reports, proxy statements, and other information with the SEC. These periodic reports, proxy statements, and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. We also maintain a website at www.semrush.com. You may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

SEMRUSH HOLDINGS, INC.

Report of Independent Registered Public Accounting Firm
To the Stockholders and the Board of Directors of SEMrush Holdings, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of SEMrush Holdings, Inc. (the Company) as of December 31, 2019 and 2020, the related consolidated statements of operations and comprehensive loss, redeemable convertible preferred stock and stockholders’ equity (deficit), and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2020, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Ernst & Young LLP
We have served as the Company’s auditor since 2019.
Boston, Massachusetts
March 1, 2021, except for Note 13b,
as to which the date is March 16, 2021

SEMRUSH HOLDINGS, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data)

	As of December 31,
	2019	2020
Assets
Current assets
Cash and cash equivalents	$37,435	$35,531
Accounts receivable	1,944	1,399
Deferred contract costs, current portion	2,961	4,049
Prepaid expenses and other current assets	2,491	2,649
Total current assets	44,831	43,628
Property and equipment, net	1,605	2,968
Intangible assets, net	408	2,231
Goodwill	—	1,991
Deferred contract costs, net of current portion	744	1,670
Other long-term assets	88	2,470
Total assets	$47,676	$54,958
Liabilities, redeemable convertible preferred stock and stockholders’ deficit
Current liabilities
Accounts payable	$6,818	$8,654
Accrued expenses	4,112	7,719
Deferred revenue	19,218	26,537
Total current liabilities	30,148	42,910
Long-term liabilities
Deferred revenue, net of current portion	448	123
Deferred tax liability	180	209
Other long-term liabilities	—	497
Total liabilities	30,776	43,739
Commitments and contingencies (Note 9)
Series A redeemable convertible preferred stock, $0.00001 par value - 3,379,400 shares authorized, issued and outstanding (liquidation value of $8,000 at December 31, 2019 and 2020)	7,789	7,789
Series A-1 redeemable convertible preferred stock, $0.00001 par value - 1,837,600 shares authorized, issued and outstanding (liquidation value of $5,000 at December 31, 2019 and 2020)	10,270	10,270
Stockholders’ deficit
Series B convertible preferred stock, $0.00001 par value - 4,681,400 shares authorized, issued and outstanding (liquidation value of $24,000 at December 31, 2019 and 2020)	24,000	24,000
Common stock, $0.00001 par value - 300,000,000 shares authorized; 94,592,700 and 95,206,893 shares issued at December 31, 2019 and 2020, respectively, and 94,592,700 and 95,050,041 shares outstanding at December 31, 2019 and 2020, respectively	—	—
Additional paid-in capital	3,644	4,975
Accumulated deficit	(28,803)	(35,815)
Total stockholders’ deficit	(1,159)	(6,840)
Total liabilities, redeemable convertible preferred stock, and stockholders’ deficit	$47,676	$54,958
The accompanying notes are an integral part of these consolidated financial statements.

SEMRUSH HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(in thousands, except per share data)

	For the Year Ended
	December 31,
	2019	2020
Revenue	$92,109	$124,875
Cost of revenue	22,540	29,930
Gross profit	69,569	94,945
Operating expenses
Sales and marketing	41,719	54,518
Research and development	14,224	17,528
General and administrative	21,848	29,044
Total operating expenses	77,791	101,090
Loss from operations	(8,222)	(6,145)
Other expense, net	1,480	290
Loss before income taxes	(9,702)	(6,435)
Provision for income taxes	464	577
Net loss and comprehensive loss	$(10,166)	$(7,012)

Net loss per share attributable to common stockholders—basic and diluted:	$(0.11)	$(0.07)

Weighted-average number of shares of common stock used in computing net loss per share attributable to common stockholders—basic and diluted:	94,530	94,803
The accompanying notes are an integral part of these consolidated financial statements.

SEMRUSH HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)
(in thousands, except share data)

	Series A		Series A-1		Series B		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount

Balances at December 31, 2018	3,379,400	$7,789	—	$—	4,681,400	$24,000	94,469,400	$—	$3,043	$(18,637)	$8,406
Issuance of Series A-1 redeemable convertible preferred stock upon exercise of share purchase option	—	—	1,837,600	10,270	—	—	—	—	—	—	—
Issuance of common stock upon exercise of stock options	—	—	—	—	—	—	123,300	—	97	—	97
Stock-based compensation expense	—	—	—	—	—	—	—		504	—	504
Net loss	—	—	—	—	—	—	—			(10,166)	(10,166)
Balances at December 31, 2019	3,379,400	7,789	1,837,600	10,270	4,681,400	24,000	94,592,700	—	3,644	(28,803)	(1,159)

Issuance of common stock upon exercise of stock options	—	—	—	—	—	—	457,341	—	252	—	252
Stock-based compensation expense	—	—	—	—	—	—	—		1,079	—	1,079
Net loss	—	—	—	—	—	—	—			(7,012)	(7,012)
Balances at December 31, 2020	3,379,400	$7,789	1,837,600	$10,270	4,681,400	$24,000	95,050,041	$—	$4,975	$(35,815)	$(6,840)
The accompanying notes are an integral part of these consolidated financial statements.

SEMRUSH HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	For the Year Ended
	December 31,
	2019	2020
Operating Activities
Net loss	$(10,166)	$(7,012)
Adjustments to reconcile net loss to net cash provided by operating activities
Depreciation and amortization expense	1,050	1,484
Amortization of deferred contract costs	3,134	4,623
Stock-based compensation expense	504	1,079
Deferred taxes	83	(90)
Change in fair value of share purchase option	903	—
Changes in operating assets and liabilities
Accounts receivable	(744)	738
Deferred contract costs	(4,768)	(6,637)
Prepaid expenses and other current assets	(1,470)	(70)
Accounts payable	1,596	1,825
Accrued expenses	4,107	2,998
Deferred revenue	7,646	6,914
Net cash provided by operating activities	1,875	5,852
Investing Activities
Purchases of property and equipment	(1,001)	(2,367)
Capitalization of internal-use software development costs	(162)	(1,032)
Cash paid for acquisition of business, net of cash acquired	—	(2,685)
Net cash used in investing activities	(1,163)	(6,084)
Financing Activities
Proceeds from exercise of stock options	97	252
Proceeds from issuance of Series A-1 Preferred Stock upon exercise of share purchase option	5,000	—
Payment of credit facility costs	—	(324)
Payment of deferred offering costs	—	(1,600)
Net cash provided by (used in) financing activities	5,097	(1,672)
Increase in cash, cash equivalents and restricted cash	5,809	(1,904)
Cash, cash equivalents and restricted cash, beginning of year	31,714	37,523
Cash, cash equivalents and restricted cash, end of year	$37,523	$35,619
Supplemental cash flow disclosures
Cash paid for income taxes	$323	$583
Reclassification of share purchase option liability to stockholders’ deficit upon exercise	$5,270	$—
Deferred offering costs incurred and not paid	$—	$243
Credit facility costs incurred and not paid	$—	$303
Accrued purchase consideration	$—	$497
The accompanying notes are an integral part of these consolidated financial statements.

SEMRUSH HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2020
(in thousands, except share and per share data, unless otherwise noted)
1.Organization and Description of Business
On December 19, 2019, SEMrush Holdings, Inc. (“SEMrush Holdings”), was incorporated in the state of Delaware and entered into a Contribution and Exchange Agreement with SEMrush CY Ltd (“SEMrush CY”) (a private limited liability company organized under the Cyprus Companies Law, Cap 113), pursuant to which the holders of all outstanding shares of capital stock of SEMrush CY contributed those shares to SEMrush Holdings in exchange for identical shares of capital stock of SEMrush Holdings (the “2019 Share Exchange”). Upon the 2019 Share Exchange, SEMrush Holdings became the holding company of SEMrush CY and its wholly owned subsidiaries and the historical consolidated financial statements of SEMrush CY became the historical consolidated financial statements of SEMrush Holdings. The 2019 Share Exchange and related transactions was completed on December 27, 2019.
SEMrush Holdings and its subsidiaries (together the “Group”, the “Company”, or “Semrush”) is headquartered in Boston, Massachusetts. The principal activity of the Group is the provision of an online visibility management software-as-a-service platform. The Company’s platform enables its subscribers to improve their online visibility and drive traffic, including on their websites and social media pages, and distribute highly relevant content to their customers on a targeted basis across various channels to drive high-quality traffic and measure the effectiveness of their digital marketing campaigns. The Company has wholly owned subsidiaries in Cyprus, Russia, the Czech Republic, Poland, and the United States.
The Company is subject to a number of risks and uncertainties common to companies in similar industries and stages of development that could affect future operations and financial performance. These risks include, but are not limited to, rapid technological change, competitive pressure from substitute products or larger companies, protection of proprietary technology, management of international activities, the need to obtain additional financing to support growth, and dependence on third parties and key individuals.
2.Summary of Significant Accounting Policies
The accompanying consolidated financial statements reflect the application of certain significant accounting policies as described below and elsewhere in these notes to the consolidated financial statements. The Company believes that a significant accounting policy is one that is both important to the portrayal of the Company’s financial condition and results, and requires management’s most difficult, subjective, or complex judgments, often as the result of the need to make estimates about the effect of matters that are inherently uncertain.
Basis of Presentation
The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”). Any reference in these notes to applicable guidance is meant to refer to the authoritative United States generally accepted accounting principles as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Update (“ASU”) of the Financial Accounting Standards Board (“FASB”).

Principles of Consolidation
The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Significant estimates relied upon in preparing these financial statements include, but are not limited to, revenue recognition, expected future cash flows used to evaluate the recoverability of long-lived assets, contingent liabilities, expensing and capitalization of research and development costs for internal-use software, the average period of benefit associated with costs capitalized to obtain revenue contracts, the determination of the fair value of stock-based awards issued, stock-based compensation expense, and the recoverability of the Company’s net deferred tax assets and related valuation allowance.
Although the Company regularly assesses these estimates, actual results could differ materially from these estimates. Changes in estimates are recorded in the period in which they become known. The Company bases its estimates on historical experience and various other assumptions that it believes to be reasonable under the circumstances. Actual results may differ from management’s estimates if these results differ from historical experience, or other assumptions do not turn out to be substantially accurate, even if such assumptions are reasonable when made.
Reclassification
Restricted cash totaling $88 as of December 31, 2019 has been reclassified from cash and cash equivalents to other current term assets to conform to the current period presentation. Additionally, the Company has reclassified $888 which was previously classified as accounts payable as of December 31, 2019 to accrued expenses to conform to the current period presentation. These reclassifications had no effect on the consolidated results of operation or cash flows for the year ended December 31, 2019.
Subsequent Events Considerations
The Company considers events or transactions that occur after the balance sheet date but prior to the issuance of the financial statements to provide additional evidence for certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated as required. See Note 13.
Revenue Recognition
The Company derives revenue from two sources: (1) subscription revenues via the Semrush Online Visibility Management Platform and the Prowly Public Relations Platform, which are comprised of subscription fees from customers accessing the Company’s SaaS services and related customer support; and (2) the Semrush Marketplace, which allows customers to pay a set fee for services or products offered through the marketplace.
For the years ended December 31, 2019 and 2020, subscription revenue accounted for nearly all of the Company’s revenue. Revenue related to the Semrush Marketplace was not material for the years ended December 31, 2019 and 2020.
The Company offers subscriptions to its platform primarily on a monthly or annual basis. The Company sells its products and services primarily through a self-service model and also directly through its sales force. The Company’s subscription arrangements provide customers the right to access the Company’s hosted software applications. Customers do not have the right to take possession of the Company’s software during the hosting arrangement. Subscriptions are generally non-cancellable during the contractual subscription term; however, subscription contracts contain a right to a refund if requested within seven days of purchase.
The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers (“ASC 606”). Revenue is recognized upon transfer of control of promised products or services to customers in an amount that reflects the consideration it expects to receive in exchange for those products or services. To achieve the core principle of ASC 606, the Company performs the following steps:
1)Identify the contract(s) with a customer;
2)Identify the performance obligations in the contract;
3)Determine the transaction price;
4)Allocate the transaction price to the performance obligations in the contract; and
5)Recognize revenue when (or as) the Company satisfies a performance obligation.
The Company recognizes subscription and support revenue ratably over the term of the contract, beginning on the date the customer is provided access to the Company’s service. These subscriptions are generally stand-ready obligations as the customer has access to the service throughout the term of the subscription, and the Company’s performance obligations are satisfied with the customer over time. The Company considers the Semrush Online Visibility Management Platform and related support services to have the same pattern of transfer to the customer. As such, they are accounted for as a single performance obligation.
Amounts that have been invoiced are recorded in accounts receivable and in deferred revenue or revenue, depending on whether the revenue recognition criteria have been met. The Company primarily invoices and collects payments from customers for its services in advance on a monthly or annual basis.
Deferred revenue represents amounts billed for which revenue has not yet been recognized. Deferred revenue that will be recognized during the succeeding 12-month period is recorded as current deferred revenue, and the remaining portion is recorded as long-term deferred revenue. Deferred revenue increased by $7,646 and $6,994 during the years ended December 31, 2019 and 2020, respectively. During the years ended December 31, 2019 and 2020, $11,525 and $19,218 of revenue was recognized that was included in deferred revenue at the beginning of each respective period.
The Company has elected to exclude amounts charged to customers for sales tax from the transaction price. Accordingly, revenue is presented net of any sales tax collected from customers.
Transaction Price Allocated to Future Performance Obligations
ASC 606 requires that the Company disclose the aggregate amount of the transaction price that is allocated to performance obligations that have not yet been satisfied as of the balance sheet dates reported.
For contracts with an original expected duration greater than one year, the aggregate amount of the transaction price allocated to the performance obligations that were unsatisfied as of December 31, 2019 and 2020 was $1,437 and $1,280, respectively, which the Company expects to recognize over the next 12 months.

For contracts with an original expected duration of one year or less, the Company has applied the practical expedient available under ASC 606 to not disclose the amount of transaction price allocated to unsatisfied performance obligations as of December 31, 2019 and 2020. For performance obligations not satisfied as of December 31, 2019 and 2020, and to which this expedient applies, the nature of the performance obligations is consistent with performance obligations satisfied as of December 31, 2019 and 2020. The remaining durations are less than one year.
Costs to Obtain a Contract
The incremental direct costs of obtaining a contract, which primarily consist of sales commissions paid for new subscription contracts, are deferred and recorded as deferred contract costs in the consolidated balance sheet and are amortized over a period of approximately 24 months on a systematic basis, consistent with the pattern of transfer of the goods or services to which the asset relates. The 24-month period represents the estimated benefit period of the customer relationship and has been determined by taking into consideration the type of product sold, the commitment term of the customer contract, the nature of the Company’s technology development life-cycle, and an estimated customer relationship period based on historical experience and future expectations. Sales commissions for renewals and upgrade contracts are deferred and amortized on a straight-line basis over the remaining estimated customer relationship period of the related customer. Deferred contract costs that will be recorded as expense during the succeeding 12-month period is recorded as current deferred contract costs, and the remaining portion is recorded as deferred contract costs, net of current portion. Amortization of deferred contract costs is included in sales and marketing expense in the accompanying consolidated statement of operations and comprehensive loss.
Cost of Revenue
Cost of revenue primarily consists of expenses related to supporting and hosting the Company’s SaaS platform, acquiring data and providing support to the Company’s customers. These costs include salaries, benefits, incentive compensation, and stock-based compensation expense related to the management of the Company’s data centers, the customer support team and the customer success team, and data acquisition costs. In addition to these expenses, the Company incurs third-party service provider costs, such as data center and networking expenses, allocated overhead costs, and depreciation and amortization expense associated with the Company’s property and equipment and capitalized internal-use software development costs.
Cash, Cash Equivalents, and Restricted Cash
The Company considers all highly liquid instruments purchased with an original maturity date of 90 days or less from the date of purchase to be cash equivalents. Management determines the appropriate classification of investments at the time of purchase and re-evaluates such determination at each balance sheet date.
Cash and cash equivalents consist of cash on deposit with banks and amounts held in interest-bearing money market funds. Cash equivalents are carried at cost, which approximates their fair market value. At both December 31, 2019 and 2020, restricted cash was $88, and related to cash held at a financial institution in an interest-bearing cash account as collateral for a letter of credit related to the contractual provisions for one of the Company’s building leases. Restricted cash is included in “other assets” and in “prepaid expenses and other current assets” in the accompanying consolidated balance sheets as of December 31, 2019 and 2020, respectively, based on the maturity date of the letter of credit.

The following table is a reconciliation of cash, cash equivalents, and restricted cash included in the accompanying consolidated balance sheets that sum to the total cash, cash equivalents and restricted cash included in the accompanying consolidated statements of cash flows.

	December 31, 2019	December 31, 2020
Cash and cash equivalents	$37,435	$35,531
Restricted cash included in “other assets” and “prepaid expenses and other current assets”, respectively	88	88
	$37,523	$35,619
Concentrations of Credit Risk and Significant Customers
The Company has no off-balance sheet risk, such as foreign exchange contracts, option contracts, or other foreign hedging arrangements. Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivables. The Company maintains its cash and cash equivalents with multiple financial institutions that management believes to be of high-credit quality. At times, the deposits with these financial institutions may exceed federally insured limits.
Credit risk with respect to accounts receivable is dispersed due to the large number of customers of the Company. The Company routinely assesses the creditworthiness of its customers and generally does not require its customers to provide collateral or other security to support accounts receivable. Credit losses historically have not been significant and the Company generally has not experienced any material losses related to receivables from individual customers, or groups of customers. Due to these factors, no additional credit risk beyond amounts provided for collection losses is believed by management to be probable in the Company’s accounts receivable.
As of December 31, 2019 and 2020, no individual customer represented more than 10% of the Company’s accounts receivable. During the years ended December 31, 2019 and 2020, no individual customer represented more than 10% of the Company’s revenue.
Allowance for doubtful accounts
The Company reduces gross trade accounts receivable by an allowance for doubtful accounts based upon the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable and based upon historical loss patterns, the number of days that billings are past due, and an evaluation of the potential risk of loss associated with specific accounts. Provisions for the allowance for doubtful accounts are recorded in general and administrative expense. As of December 31, 2019 and 2020, the Company did not record an allowance for doubtful accounts.
Property and Equipment
Property and equipment are stated at cost less accumulated depreciation and amortization using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the related asset. The estimated useful lives of the Company’s property and equipment are as follows:

Estimated Useful Life
(In Years)
Computer equipment	2 to 5
Furniture and office equipment	5 to 7
Leasehold improvements	2 to 4
Expenditures for maintenance and repairs are charged to expense as incurred, whereas major betterments are capitalized as additions to property and equipment.
Capitalized Software Development Costs
Costs incurred to develop software applications used in the Company’s SaaS platform consist of certain direct costs of materials and services incurred in developing or obtaining internal-use computer software, and payroll and payroll-related costs for employees who are directly associated with, and who devote time to, the project. These costs generally consist of internal labor during configuration, coding, and testing activities. Research and development costs incurred during the preliminary project stage or costs incurred for data conversion activities, training, maintenance, and general and administrative or overhead costs are expensed as incurred. Once an application has reached the development stage, internal and external costs, if direct and incremental, are capitalized until the application is substantially complete and ready for its intended use. Qualified costs incurred during the operating stage of the Company’s software applications relating to upgrades and enhancements are capitalized to the extent it is probable that they will result in added functionality, while costs incurred for maintenance of, and minor upgrades and enhancements to, internal-use software are expensed as incurred.
Capitalized software development costs are amortized on a straight-line basis over their estimated useful life of three years. Management evaluates the useful lives of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets.
During the years ended December 31, 2019 and 2020, the Company capitalized $162 and $1,032, respectively, of software development costs, which are classified as intangible assets on the accompanying consolidated balance sheets. The Company recorded amortization expense associated with its capitalized development costs of $182 and $305 for the years ended December 31, 2019 and 2020, respectively. As of December 31, 2019 and 2020, the capitalized internal-use software asset balances totaled $408 and $1,038, respectively.
Business Combinations
In accordance with ASC 805, Business Combinations (ASC 805), the Company recognizes the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values. Determining these fair values requires management to make significant estimates and assumptions, especially with respect to intangible assets.
The Company recognizes identifiable assets acquired and liabilities assumed at their acquisition date fair value. Goodwill as of the acquisition date is measured as the excess of consideration transferred over the net of the acquisition date fair value of the assets acquired and the liabilities assumed and represents the expected future economic benefits arising from other assets acquired that are not individually identified and separately recognized. While the Company uses its best estimates and assumptions as part of the purchase price allocation process to accurately value assets acquired and liabilities assumed at the acquisition date, its estimates are inherently uncertain and subject to refinement. Assumptions may be incomplete or inaccurate, and unanticipated events or circumstances may occur, which may affect the accuracy or validity of such assumptions, estimates, or actual results. As a result, during the measurement period, which may be up to one year from the acquisition date, the Company records adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill to the extent that it identifies adjustments to the preliminary purchase price allocation. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated statements of operations.
Goodwill and acquired intangible assets
Goodwill is not amortized, but is evaluated for impairment annually, or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The Company has determined that there is a single reporting unit for the purpose of conducting this goodwill impairment assessment and the fair value of its reporting unit has been determined based on the Company’s enterprise value. As part of the annual goodwill impairment test, the Company has the option to perform a qualitative assessment to determine whether further impairment testing is necessary. Examples of events and circumstances that might indicate that the reporting unit’s fair value is less than its carrying amount include macro-economic conditions such as deterioration in the entity’s operating environment or industry or market considerations; entity-specific events such as increasing costs, declining financial performance, or loss of key personnel; or other events such as a sustained decrease in the stock price on either an absolute basis or relative to peers. If, as a result of its qualitative assessment, it is more likely than not (i.e., greater than 50% chance) that the fair value of the Company’s reporting unit is less than its carrying amount, the quantitative impairment test will be required. Otherwise, no further testing will be required. The Company completed its qualitative assessment and concluded that as of October 1, 2020, it is not more likely than not that the fair value of the Company’s reporting unit is less than its carrying amount.
Intangible assets acquired in a business combination are recorded at their estimated fair values at the date of acquisition. The Company amortizes acquired definite-lived intangible assets over their estimated useful lives based on the pattern of consumption of the economic benefits or, if that pattern cannot be readily determined, on a straight-line basis. The Company evaluates the recoverability of intangible assets periodically by taking into account events or circumstances that may warrant revised estimates of useful lives or that indicate the asset may be impaired. The Company considered potential impairment indicators of acquired intangible assets at December 31, 2020 and noted no indicators of impairment.
Impairment of Long-Lived Assets
Long-lived assets consist of property and equipment, intangible assets, and capitalized internal-use software development costs. Long-lived assets to be held and used are tested for recoverability whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. Factors that the Company considers in deciding when to perform an impairment review include significant underperformance of the business in relation to expectations, significant negative industry or economic trends and significant changes or planned changes in the use of the assets. If an impairment review is performed to evaluate a long-lived asset group for recoverability, the Company compares forecasts of undiscounted cash flows expected to result from the use and eventual disposition of the long-lived asset group to its carrying value. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of an asset group are less than its carrying amount. The impairment loss would be based on the excess of the carrying value of the impaired asset group over its fair value, determined based on discounted cash flows.
For the year ended December 31, 2019, the Company did not identify any indicators of impairment of its long-lived assets. For the year ended December 31, 2020, the Company recorded an immaterial amount of impairment expense relating to capitalized software.

Deferred Offering Costs
Deferred offering costs, which primarily consist of direct incremental legal and accounting fees relating to the IPO and to a credit facility (Note 13), are deferred. The deferred issuance costs relating to the IPO will be offset against IPO proceeds upon the consummation of the Company’s proposed offering. In the event the IPO is terminated, or delayed more than 90 days, deferred offering costs relating to the IPO will be expensed. The deferred costs relating to the credit facility will be amortized to interest expense up through the maturity date of the facility. See Note 13 for further discussion on the terms of the credit facility. As of December 31, 2020, the Company had deferred offering costs relating to the IPO and the credit facility of $1,716 and $754, respectively, which is classified in other long-term assets in the accompanying consolidated balance sheet. As of December 31, 2019, there were no deferred offering costs recorded.
Disclosure of Fair Value of Financial Instruments
The carrying amounts of the Company’s financial instruments, which include cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses, approximated their fair values at December 31, 2019 and 2020, due to the short-term nature of these instruments.
The Company has evaluated the estimated fair value of financial instruments using available market information. The use of different market assumptions and/or estimation methodologies could have a significant effect on the estimated fair value amounts. See below for further discussion.
Fair Value Measurements
ASC 820, Fair Value Measurements and Disclosures (“ASC 820”), establishes a three-level valuation hierarchy for instruments measured at fair value that distinguishes between assumptions based on market data (observable inputs) and the Company’s own assumptions (unobservable inputs). Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the inputs that market participants would use in pricing the asset or liability and are developed based on the best information available in the circumstances.
This guidance further identifies fair value as the exchange price, or exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:
Level 1 inputs—Unadjusted observable quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
Level 2 inputs—Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3 inputs—Unobservable inputs for determining the fair values of assets or liabilities that reflect an entity’s own assumptions about the assumptions that market.
To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
The Company evaluates assets and liabilities subject to fair value measurements on a recurring and nonrecurring basis to determine the appropriate level to classify them for each reporting period.
Cash equivalents include money market funds with original maturities of 90 days or less from the date of purchase. The fair value measurement of these assets is based on quoted market prices in active markets for identical assets and, therefore, these assets are recorded at fair value on a recurring basis and classified as Level 1 in the fair value hierarchy. As of December 31, 2019 and 2020, cash equivalents held in money market funds totaled $31,060 and $29,369, respectively.
As of December 31, 2019 and 2020, the Company did not have any assets or liabilities measured at fair value on a recurring basis using significant other observable inputs (Level 2) or on a recurring basis using significant unobservable inputs (Level 3).
As discussed further in Note 7, in connection with the Series A Preferred Stock financing, the Company issued a call option to the Series A Preferred Stock investor that allowed the investor to purchase additional shares of Preferred Stock (the “Share Purchase Option”). The call option expired two years from the date of issuance. The Company recorded the fair value of the Share Purchase Option at fair value on the date of issuance. Fair value of the Share Purchase Option was evaluated each reporting period and changes in fair value were recorded in the accompanying consolidated statement of operations and comprehensive loss up through the date of exercise in February 2019. See Note 7 for further discussion on the accounting for the Share Purchase Option.
The Company determined the fair value of the Share Purchase Options using Level 3 inputs during the year ended December 31, 2019.
A rollforward of the fair value measurements of the Share Purchase Option for the year end December 31, 2019, is as follows:

Balance as of January 1, 2019	$4,367
Change in fair value included in other expense	903
Reclassification to stockholders’ deficit upon exercise	(5,270)
Balance as of December 31, 2019	$—
Advertising Costs
Advertising costs are expensed as incurred. Advertising expense, which is included within sales and marketing expense in the consolidated statement of operations and comprehensive loss, was $17,997 and $25,467 for the years ended December 31, 2019 and 2020, respectively.
Leases
The Company categorizes leases at their inception as either operating or capital leases. On certain lease arrangements, the Company may receive rent holidays or other incentives. The Company recognizes lease costs on a straight-line basis once control of the space is achieved, without regard to deferred payment terms, such as rent holidays, that defer the commencement date of required payments or escalating payment amounts. The difference between required lease payments and rent expense has been recorded as deferred rent. Additionally, incentives received are treated as a reduction of costs over the term of the agreement, as they are considered an inseparable part of the lease agreement.

Foreign Currency Translation
The Group operates in a multi-currency environment having transactions in such currencies as the U.S. dollar, Russian rubles, Czech koruna, euros, and others. The reporting currency of the Company is the U.S. dollar. The functional currency of the Company’s foreign subsidiaries is the U.S. dollar, with the exception of Prowly.com Sp.z o.o. (“Prowly”), where the functional currency is the local currency, the Zloty. The foreign currency translation adjustment as it relates to Prowly was immaterial for the year ended December 31, 2020. For all other entities, foreign currency transactions are measured initially in the functional currency of the recording entity by use of the exchange rate in effect at that date. At each subsequent balance sheet date, foreign currency denominated assets and liabilities of these international subsidiaries are remeasured into U.S. dollars using the exchange rates in effect at the balance sheet date or historical rates, as appropriate. Any differences resulting from the remeasurement of foreign denominated assets and liabilities of the international subsidiaries to the U.S. dollar functional currency are recorded within other income (expense) in the consolidated statement of operations and comprehensive loss. The foreign currency exchange loss included in other expense for the years ended December 31, 2019 and 2020 was $733 and $672, respectively.
Income Taxes
The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the Company’s consolidated financial statements and tax returns. Deferred tax assets and liabilities are determined based upon the differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities and for loss and credit carryforwards, using enacted tax rates expected to be in effect in the year in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that these assets may not be realized.
The Company provides reserves for potential payments of tax to various tax authorities related to uncertain tax positions. Amounts recognized are based on a determination of whether a tax benefit taken by the Company is more likely than not to be sustained upon audit. The amount recognized is equal to the largest amount that is more than 50% likely to be sustained. Interest and penalties associated with such uncertain tax positions are recorded as a component of income tax expense. As of December 31, 2019 and 2020, the Company has not identified any uncertain tax positions.
Net Loss Per Share
Net loss per share information is determined using the two-class method, which includes the weighted-average number of shares of common stock outstanding during the period and other securities that participate in dividends (a participating security). The Company considers the shares of Preferred Stock to be participating securities because they include rights to participate in dividends with the common stock.
Under the two-class method, basic net loss per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period. Diluted net loss per share attributable to common stockholders is computed using the more dilutive of (1) the two-class method or (2) the if-converted method. The Company allocates net income first to the holders of the Preferred Stock based on dividend rights under the Company’s certificate of incorporation and then to preferred and common stockholders based on ownership interests. Net losses are not allocated to preferred stockholders as they do not have an obligation to share in the Company’s net losses.
Diluted net loss per share gives effect to all potentially dilutive securities. Potential dilutive securities consist of shares of common stock issuable upon the exercise of stock options, shares of common stock issuable upon the conversion of the outstanding shares of Preferred Stock, and shares of common stock issuable upon the vesting of restricted stock awards.
For the years ended December 31, 2019 and 2020, the net loss attributable to common stockholders is divided by the weighted-average number of shares of common stock outstanding during the period to calculate diluted earnings per share. The dilutive effect of common stock equivalents has been excluded from the calculation as their effect would have been anti-dilutive due to the net losses incurred for the period.
The following potentially dilutive common stock equivalents have been excluded from the calculation of diluted weighted-average shares outstanding for the period presented:

	Year ended December 31,
	2019	2020
Stock options outstanding	5,693,100	7,611,258
Shares of Preferred Stock	29,695,200	29,695,200
Restricted stock outstanding	—	156,852
Stock-Based Compensation
The Company accounts for stock-based compensation awards in accordance with the provisions of ASC 718, Compensation—Stock Compensation, which requires the recognition of expense related to the fair value of stock-based compensation awards in the statements of operations. For service-based awards, the Company recognizes stock-based compensation expense on a straight-line basis over the requisite service period of the award with actual forfeitures recognized as they occur.
See Note 8 for further description of the Company’s stock-based compensation plans and a summary of the stock-based award activity for the years ended December 31, 2019 and 2020.
Comprehensive loss
Comprehensive loss is comprised of two components: net loss and other comprehensive loss, which includes other changes in stockholders’ deficit that result from transactions and economic events other than those with stockholders. The Company had no items qualifying as other comprehensive loss with the exception of an immaterial cumulative translation adjustment related to the Prowly entity; accordingly, comprehensive loss equaled total net loss for the years ended December 31, 2019 and 2020.
Contingent Liabilities
The Company has certain contingent liabilities that arise in the ordinary course of business activities. The Company accrues for loss contingencies when losses become probable and are reasonably estimable. If the reasonable estimate of the loss is a range and no amount within the range is a better estimate, the minimum amount of the range is recorded as a liability. The Company does not accrue for contingent losses that, in its judgment, are considered to be reasonably possible, but not probable; however, it discloses the range of such reasonably possible losses.
Segment Information
Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, or decision-making group, in making decisions on how to allocate resources and assess performance. The Company’s chief operating decision maker is the chief executive officer (“CEO”). The Company and the CEO view the Company’s operations and manage its business as one operating segment.

In August 2020, the Company expanded its technological capabilities and solutions offerings through the acquisition of Prowly. In respect to this transaction, the Company concluded that Prowly does not qualify as a separate reporting unit for the purpose of segment reporting. Accordingly, the Company’s revenue and assets incorporate those of Prowly in Note 12.
Emerging Growth Company Status
The Company is an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, or JOBS Act, and may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies." The Company may take advantage of these exemptions until the Company is no longer an "emerging growth company." Section 107 of the JOBS Act provides that an "emerging growth company" can take advantage of the extended transition period afforded by the JOBS Act for the implementation of new or revised accounting standards. The Company has elected to use the extended transition period for complying with new or revised accounting standards and, as a result of this election, its financial statements may not be comparable to companies that comply with public company effective dates. The Company may take advantage of these exemptions up until the last day of the year following the fifth anniversary of an offering or such earlier time that it is no longer an emerging growth company. The Company would cease to be an emerging growth company if it has more than $1.07 billion in annual revenue, has more than $700.0 million in market value of its stock held by non-affiliates (and it has been a public company for at least 12 months, and has filed one annual report on Form 10-K), or it issues more than $1.0 billion of non-convertible debt securities over a three-year period.
Recent Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the FASB or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.
In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). ASU 2016-02 requires a lessee to recognize most leases on the balance sheet but recognize expenses on the income statement in a manner similar to current practice. The update states that a lessee will recognize a lease liability for the obligation to make lease payments and a right-to-use asset for the right to use the underlying assets for the lease term. Leases will continue to be classified as either financing or operating, with classification affecting the recognition, measurement, and presentation of expenses and cash flows arising from a lease. For public entities, ASU 2016-02 is effective for years beginning after December 15, 2019. For non-public companies, ASU 2016-02 is effective for fiscal years beginning after December 15, 2021 and interim periods in annual periods beginning after December 15, 2022. Early adoption is permitted. The Company plans to adopt this guidance in the year ended December 31, 2022. The Company is currently assessing the impact that adopting this guidance will have on its consolidated financial statements.
In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. ASU 2016-13 requires that credit losses be reported as an allowance using an expected losses model, representing the entity’s current estimate of credit losses expected to be incurred. The accounting guidance currently in effect is based on an incurred loss model. ASU 2016-13 affect loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. ASU 2016-13 is effective for public entities for annual reporting periods beginning after December 15, 2019, including interim periods within those fiscal years. For non-public companies, ASU 2016-13 is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. The Company plans to adopt this guidance in the year ended December 31, 2021. The Company is currently evaluating ASU 2016-13 and the potential impact on its consolidated financial statements and financial statement disclosures.
In August 2018, the FASB issued ASU No. 2018-15, Intangible-Goodwill and Other Internal-Use Software (Subtopic 350-40). ASU 2018-15 updates guidance regarding accounting for implementation costs associated with a cloud computing arrangement that is a service contract. The amendments under ASU 2018-15 are effective for public entities for years beginning after December 15, 2019, and interim periods within those years. For non-public companies, ASU 2081-15 is effective for annual reporting periods beginning after December 15, 2020, and interim periods within annual periods beginning after December 15, 2021, with early adoption permitted. The Company plans to adopt this guidance in the year ended December 31, 2021. The Company is currently assessing the impact that adopting this guidance will have on its consolidated financial statements.
In December 2019, the FASB issued ASU 2019-12, Income Taxes – Simplifying the Accounting for Income Taxes. The new guidance simplifies the accounting for income taxes by removing several exceptions in the current standard and adding guidance to reduce complexity in certain areas, such as requiring that an entity reflect the effect of an enacted change in tax laws or rates in the annual effective tax rate computation in the interim period that includes the enactment date. For public companies, the ASU is effective for years beginning after December 15, 2020, and interim periods within those years, with early adoption permitted. For non-public companies, the new standard is effective for years beginning after December 15, 2021, with early adoption permitted. The Company plans to adopt this guidance in the year ended December 31, 2021. The Company is currently assessing the impact that adopting this guidance will have on its consolidated financial statements.
3.Property and Equipment, Net
Property and equipment consists of the following:

	As of December 31,
	2019	2020
Computer equipment	$2,305	$3,513
Furniture and office equipment	688	1,041
Leasehold improvements	97	667
Total property and equipment	3,090	5,221
Less: accumulated depreciation and amortization	(1,485)	(2,253)
Property and equipment, net	$1,605	$2,968
Depreciation and amortization expense related to property and equipment was $868 and $1,013 for the years ended December 31, 2019 and 2020, respectively.
4.    Acquisitions, Acquired Intangible Assets, and Goodwill
Acquisitions
On August 27, 2020, the Company acquired 100% of the outstanding capital of Prowly for cash consideration of $3,317. Of the total purchase consideration, $497 is being held by the Company to secure post-closing claims and is payable 18 months from the closing date of the acquisition. The Company has classified this amount as a long-term liability in the accompanying consolidated balance sheet as of December 31, 2020. Aggregate acquisition-related costs associated with this business combination were $420 for the fiscal year ended December 31, 2020, and were included in general and administrative expenses in the consolidated statement of operations and comprehensive loss. In addition to the purchase consideration, the founders of Prowly are eligible to earn up to a maximum of $2,750 in aggregate additional consideration based on the satisfaction of certain earnings targets as defined in the purchase agreement. The additional consideration payable to the founders is contingent upon their continued employment with the Company. Accordingly, this amount will be recognized as compensation expense over the service period contractually required to earn such amounts, which is a three-year service period beginning on September 1, 2020. For the year ended December 31, 2020, the Company recognized compensation expense of $328 as compensation expense related to the additional consideration. The Company also issued $291 of restricted stock units to the founders of Prowly. These awards will vest over time based on continued employment, and accordingly will be accounted for as stock-based compensation expense.
Upon the completion of the acquisition, Prowly became a wholly owned subsidiary of the Company. The results of operations of this business combination have been included in the Company’s consolidated financial statements from its respective acquisition date.
The Company has accounted for this transaction as a business combination under the acquisition method. The total purchase price was allocated to the tangible and intangible assets acquired and the liabilities assumed based on their estimated fair values. The Company recorded the excess of the purchase price over those fair values as goodwill. The following table presents the purchase price allocation recorded in the Company’s consolidated balance sheet as of the acquisition date, which was preliminary as of December 31, 2020:

Purchase Price
Assets acquired	Allocation
Fair value of tangible assets:
Cash	$135
Accounts receivable	193
Other assets	8
Goodwill	1,991
Identifiable intangible assets	1,262
Total assets acquired	$3,589
Liabilities assumed
Accounts payable	$11
Accrued expenses	60
Deferred revenue	80
Deferred tax liability	121
Total liabilities assumed	$272
Net assets acquired	$3,317
The Company believes the goodwill balance associated with this acquisition represents the synergies expected from expanded market opportunities when integrating the acquired developed technologies with the Company’s offerings. The goodwill acquired in the acquisition is not deductible for tax purposes.
The Company allocated $1,262 of the purchase price to identifiable intangible assets consisting of developed technology, to be amortized over six years using a straight-line amortization method and trade names, to be amortized over three years using a straight-line amortization method. The intangible assets acquired in the acquisition are not deductible for tax purposes.
This business combination did not have a material impact on the Company’s consolidated financial statements. Therefore, actual results of operations subsequent to the acquisition date and pro forma results of operations have not been presented.

Intangible Assets
Intangible assets consisted of intangible assets resulting from the acquisition of Prowly and capitalized internal-use software development costs. Intangible assets consists of the following:

	As of December 31, 2020
	Gross		Net
	Carrying	Accumulated	Carrying
	Amount	Amortization	Amount
Developed technology	$1,194	$(66)	$1,128
Trade name	68	(3)	65
Capitalized internal-use software	1,561	(523)	1,038
Total as of December 31, 2020	$2,823	$(592)	$2,231

	As of December 31, 2019
	Gross		Net
	Carrying	Accumulated	Carrying
	Amount	Amortization	Amount
Capitalized internal-use software	$626	$(218)	$408
Total as of December 31, 2019	$626	$(218)	$408
Amortization expense for acquired intangible assets was $69 for the year ended December 31, 2020
As of December 31, 2020, future amortization expense is expected to be as follows:

Fiscal Year Ended December 31,	Amount
2021	$692
2022	546
2023	422
2024	208
2025 and thereafter	363
Total	$2,231
Goodwill
The changes in the carrying value of goodwill were as follows:

Amount
Balance as of January 1, 2020	$—
Prowly acquisition	1,991
Balance as of December 31, 2020	$1,991

5.    Accrued expenses
Accrued expenses consists of the following:

	As of December 31,
	2019	2020
Employee compensation	$2,810	$4,478
Vacation reserves	373	465
Other current liabilities	929	2,776
Total accrued expenses	$4,112	$7,719
6.    Income Taxes
Loss before income taxes consists of the following:

	Year Ended December 31,
	2019	2020
United States	$(11,527)	$(8,772)
Foreign	1,825	2,337
Loss before income taxes	$(9,702)	$(6,435)

The provision for income taxes in the accompanying consolidated financial statements is comprised of the following:

	Year Ended December 31,
	2019	2020
Current taxes:
Federal	$—	$—
Foreign	356	640
State	25	27
Total current taxes	381	667
Deferred taxes:
Federal	—
Foreign	83	(90)
State	—
Total deferred taxes	83	(90)
Provision for income taxes	$464	$577

The reconciliation of the United States statutory tax rate to the Company’s effective tax rate included in the accompanying consolidated statements of operations is as follows:

	Year Ended December 31,
	2019	2020
Expected benefit from income taxes	21.0%	21.0%
State taxes, net of federal benefit	3.4	3.7
Foreign income tax rate differential	(6.5)	2.5
Non-deductible expenses	(2.8)	(10.7)
Net impact of GILTI	(4.0)	(3.1)
Deferred statutory rate changes	—	(1.1)
Non-taxable income	19.3	—
Change in valuation allowance	(38.7)	(21.3)
Intercompany restructuring	3.5	—
Effective tax rate	(4.8)%	(9.0)%
The Company’s effective tax rate differs from the statutory rate each year primarily due to the valuation allowance maintained against the Company’s net deferred tax assets, the jurisdictional earnings mix, and other permanent differences.
Interpretive guidance on the accounting for GILTI states that an entity can make an accounting policy election to either recognize deferred taxes for temporary basis differences expected to reverse as GILTI in future years or provide for the tax expense related to GILTI in the year the tax is incurred as a period expense only. The Company has made the accounting policy election to recognize GILTI as a period expense.
Deferred tax assets and liabilities reflect the net tax effects of net operating loss carryovers and the temporary differences between the assets and liabilities carrying value for financial reporting and the amounts used for income tax purposes. The Company’s significant deferred tax assets (liabilities) components are as follows:

	Year Ended December 31,
	2019	2020
Deferred tax assets:
Net operating loss carryforwards	$9,638	$10,685
Accruals and reserves	412	1,102
Stock based compensation	13	17
Intangibles	387	345
Gross deferred tax assets	10,450	12,149
Valuation allowance	(9,735)	(11,278)
Total deferred tax assets	715	871
Deferred tax liabilities:
Depreciation	(134)	(165)
Intangibles	—	(226)
Deferred commissions	(761)	(689)
Net deferred tax assets (liabilities)	$(180)	$(209)

In assessing the ability to realize the Company’s net deferred tax assets, management considers various factors including taxable income in carryback years, future reversals of existing taxable temporary differences, tax planning strategies, and future taxable income projections to determine whether it is more likely than not that some portion or all of the net deferred tax assets will not be realized. Based on the negative evidence, including the worldwide cumulative losses that the Company has incurred, the Company has determined that the uncertainty regarding realizing its deferred tax assets is sufficient to warrant the need for a full valuation allowance against its worldwide net deferred tax assets.
As of December 31, 2020, the Company had U.S. federal net operating loss carryforwards of approximately $28.0 million. U.S. federal net operating loss carryforwards generated through December 31, 2017 of approximately $7.4 million expire at various dates through 2037, and U.S. federal net operating loss carryforwards generated in the tax years beginning after December 31, 2017 of approximately $20.6 million do not expire. As of December 31, 2020, the Company had U.S. state net operating loss carryforwards of approximately $14.1 million, substantially all of which expire at various dates through 2040. As of December 31, 2020, the Company had Cyprus net operating loss carryforwards of approximately $28.8 million that expire at various dates through 2025. As of December 31, 2020, the Company had Poland net operating loss carryforwards of approximately $1.0 million that expire at various dates through 2025.
Under Section 382 of the U.S. Internal Revenue Code, if a corporation undergoes an ownership change, the corporation’s ability to use its pre-change net operating loss carryforwards to offset its post-change income and taxes may be limited. In general, an ownership change occurs if there is a 50 percent cumulative change in ownership of the Company over a rolling three-year period. Similar rules may apply under U.S. state tax laws. The Company has not conducted an assessment to determine whether there may have been a Section 382 ownership change from inception through December 31, 2020, however it does not believe it has experienced a restrictive ownership change. If a change in ownership were to have occurred during that period and resulted in the restriction of net operating loss carryforwards, the reduction in the related deferred tax asset would be offset with a corresponding reduction in the valuation allowance.
At December 31, 2019 and 2020, the Company had no recorded liabilities for uncertain tax positions. In addition, at December 31, 2019 and 2020, the Company had no accrued interest or penalties related to uncertain tax positions. The Company’s accounting policy is to recognize interest and penalties related to uncertain tax positions in income tax expense.
The Company files income tax returns in the U.S. federal tax jurisdiction, various state, and various foreign jurisdictions. The Company is currently open to examination under the statute of limitations by the Internal Revenue Service and material state jurisdictions for the tax years ended 2017 through 2020. Since the Company is in a U.S. loss carryforward position, carryforward tax attributes generated in prior years may still be adjusted upon future examination if they have or will be used in a future period. Additionally, certain non-U.S. jurisdictions are no longer subject for income tax examinations by authorities for tax years before 2015.
The Company has not provided U.S. deferred income taxes or foreign withholding taxes on unremitted earnings of foreign subsidiaries of approximately $4.7 million as such amounts are considered to be indefinitely reinvested in the business. The accumulated earnings in the foreign subsidiaries are primarily utilized to fund working capital requirements as its subsidiaries continue to expand their operations to service existing debt obligations and to fund future foreign acquisition. The amount of any unrecognized deferred tax liability related to undistributed foreign earnings is not expected to be material.

7.    Redeemable Convertible Preferred Stock and Stockholders’ Equity
As of December 31, 2019 and 2020, the total number of shares of all classes of stock which the Company shall have authority to issue was (i) 300,000,000 shares of common stock, par value $0.00001 per share, and (ii) 9,898,400 shares of Preferred Stock, par value $0.00001 per share, of which 3,379,400 shares are designated Series A Preferred Stock, 1,837,600 shares are designated Series A-1 Preferred Stock, and 4,681,400 shares are designated Series B Preferred Stock.
Stock Split
On December 19, 2019, the Company’s Board of Directors (the “Board”) approved a 100-for-1 stock-split of the Company’s common stock and preferred stock. Upon the effectiveness of the stock split, (i) every one share of common stock outstanding were increased to 100 shares of common stock, (ii) the number of shares of common stock into which each outstanding option to purchase common stock is exercisable was proportionally increased on a 100-for-1 basis, (iii) the exercise price of each outstanding option to common stock was proportionately decreased on a 100-for-1 basis, and (iv) every one share of each class of preferred stock outstanding were increased to 100 shares of preferred stock for the applicable class. All share and per share data shown in the accompanying consolidated financial statements and related notes have been retroactively revised to reflect the stock split.
Common Stock
Each share of common stock entitles the holder to one vote for each share on all matters submitted to a vote of the Company’s stockholders at all meetings of stockholders and written actions in lieu of meetings.
Holders of common stock are entitled to receive dividends, when and if declared by the Board.
Preferred Stock
The holders of the Preferred Stock have certain rights, preferences, privileges and restrictions with respect to voting, dividends, liquidation, and conversion as follows:
Voting Rights
The holders of the Preferred Stock are entitled to vote, together with the holders of common stock, on all matters submitted to stockholders for a vote. Each holder of Preferred Stock is entitled to one vote for each whole share of common stock into which the shares of Preferred Stock held by such holder are convertible at the date of record.
Conversion
Each share of the Preferred Stock, at the option of the holder, is convertible into a number of fully paid and non-assessable shares of common stock as determined by dividing the respective Original Issue Price of the Series A, Series A-1, and Series B Preferred Stock by the conversion price in effect at the time. As of December 31, 2019 and 2020, the conversion price, which was equal to the Original Issue Price in all cases, is $0.79 for Series A Preferred Stock, $0.91 for Series A-1 Preferred Stock, and $1.71 for Series B Preferred Stock, and is subject to adjustment in accordance with anti-dilution provisions contained in the Company’s Certificate of Incorporation.
Conversion is mandatory upon the closing of an initial public offering of at least 15% of the then outstanding shares of the Company’s common stock with gross proceeds to the Company of at least $80,000.

The Company evaluated each series of its Preferred Stock and determined that each individual series is considered an equity host. In making this determination, the Company’s analysis followed the whole instrument approach which compares an individual feature against the entire preferred stock instrument which includes that feature. The Company’s analysis was based on a consideration of the economic characteristics and risks of each series of Preferred Stock. More specifically, the Company evaluated all of the stated and implied substantive terms and features, including: (1) whether the Preferred Stock included redemption features, (2) how and when any redemption features could be exercised, (3) whether the holders of Preferred Stock were entitled to dividends, (4) the voting rights of the Preferred Stock and (5) the existence and nature of any conversion rights. As a result of the Company’s conclusion that the Preferred Stock represents an equity host, the conversion feature of all series of Preferred Stock is considered to be clearly and closely related to the associated Preferred Stock host instrument. Accordingly, the conversion feature of all series of Preferred Stock is not considered an embedded derivative that requires bifurcation.
The Company accounts for potential beneficial conversion features at the time of issuance. The Company’s common stock into which each series of the Company’s Preferred Stock is convertible had an estimated fair value less than the effective conversion prices of the Preferred Stock at the time of each of the issuances of Preferred Stock. Therefore, there was no intrinsic value on the respective commitment dates. In addition, the Company considered the other features included within the Preferred Stock and determined that none of the other features required bifurcation and separate accounting.
At December 31, 2019 and 2020, there were 29,695,200 shares of the Company’s common stock that have been reserved for conversion of the outstanding shares of Preferred Stock.
Dividends
The holders of shares of Preferred Stock shall be entitled to receive noncumulative dividends, out of any assets legally available therefor, payable when, as, and if declared by the Company’s Board of Directors. The Company may not pay any dividends on shares of common stock of the Company unless the holders of Preferred Stock then outstanding simultaneously receive dividends equal to 50% of the dividend declared. Any partial payment shall be made ratably among the holders of Preferred Stock in proportion to the payment each such holder would receive if the full amount of such dividends were paid.
Any additional dividends shall be distributed among all holders of common stock and all holders of Preferred Stock in proportion to the number of shares of common stock which would be held by each such holder if all shares of each such series of Preferred Stock were converted to common stock at the then effective conversion rate for such series of Preferred Stock.
Liquidation Preference
In the event of any liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary, the holders of Series B Preferred Stock are entitled to receive an amount per share equal to the Original Issue Price, subject to appropriate adjustment, plus all dividends accrued or declared but unpaid (the “Series B Liquidation Amount”). No payment shall be made to the holders of Series A Preferred Stock, Series A-1 Preferred Stock or common stock unless and until full payment has been made to the holders of Series B Preferred Stock. If the funds available upon liquidation are insufficient to satisfy in full the Series B Liquidation Amount, the assets of the Company shall be shared ratably among the holders of the Series B Preferred Stock based upon their respective amounts, which would be payable with respect to the shares held by them if amounts were paid in full.
After payment has been made to the holders of Series B Preferred Stock, the holders of Series A and Series A-1 Preferred Stock are entitled to receive an amount per share equal to the Original Issue Price, subject to appropriate adjustment, plus all dividends accrued or declared but unpaid (the “Series A Liquidation Amount”). No payment shall be made to the holders of common stock unless and until full payment has been made to the holders of Series A and Series A-1 Preferred Stock. If the funds available upon liquidation are insufficient to satisfy in full the Series A Liquidation Amount, the assets of the Company shall be shared ratably among the holders of the Series A and Series A-1 Preferred Stock based upon their respective amounts, which would be payable with respect to the shares held by them if amounts were paid in full.
Thereafter, the remaining assets available for distribution shall be distributed among the holders of common stock, pro rata, based on the number of shares held by each such holder.
Redemption
At the discretion of the investor majority, the holders of the Series A and Series A-1 Preferred Stock may request that the Company redeem their shares in three equal installments at any time on or after March 6, 2022. The redemption price per share shall be equal to the greater of (i) the Original Issue Price of the Series A and A-1 Preferred Stock, less any Excess Dividends, and (ii) the fair market value, less any Excess Dividends. "Excess Dividend", as defined in the Company’s certificate of incorporation, means with respect to each share of Preferred Stock the amount constituting cumulative excess of the Preferred Dividends actually received by the holder(s) of such Preferred Stock over the amount of dividends that such holder(s) of such Preferred Stock would have received pro-rata with the Common Stock on an as-converted to Common Stock basis. Additionally, a redemption request may be made from September 6, 2021 through March 6, 2022 if the highest valuation of the Company proposed by any acquirer is less than $500 million and the stockholders (other than the holders of the Series A Preferred Stock and Series A-1 Preferred Stock) elected not to effect an Exit (as defined). If a redemption request is made pursuant to this provision, the redemption price per share shall be equal to the highest price per share of capital stock of the Company proposed by an Acquirer in an Exit Process.
If the Company does not have sufficient funds legally available to redeem all Preferred Shares to be redeemed at a redemption date or upon liquidation, then the Company will redeem or liquidate such shares ratably to the extent possible.
As the Series A and Series A-1 Preferred Stock may become redeemable upon an event that is outside of the control of the Company, the value of the Series A and A-1 Preferred Stock has been classified outside of permanent equity. The Company recorded all Series A and A-1 Preferred Stock at their respective transaction prices on the dates of issuance less issuance costs. The Company adjusts the carrying value of the Preferred Stock to the redemption value when it is probable that the redemption will occur. As of the date of issuance, and at each reporting period thereafter, the Company concluded that it was not probable that the Series A and A-1 Preferred Stock would become redeemable due to the likelihood of events outside the Preferred Stockholder’s control. As a result, the Company has not adjusted the carrying value of the redeemable convertible preferred stock.
The Series B Preferred Stock do not have redemption rights.
Share Purchase Option
In connection with the closing of the Series A Preferred Stock financing, the Company issued a Share Purchase Option to the Series A Preferred Stock investor that allowed the investor to purchase up to 1,837,600 additional shares of Preferred Stock with an exercise price of $2.72 per share. The Share Purchase Option had a term of two years from the issuance date of the Series A Preferred Stock. In February 2019, the investor exercised the Share Purchase Option in full for a total purchase price of $5,000.
The Company recorded the fair value of the Share Purchase Option on its consolidated balance sheet as the Share Purchase Option is a free-standing financial instrument that may require the Company to transfer equity upon exercise. The Share Purchase Option was recorded at fair value on the date of issuance (February 2017). Changes in fair value of the Share Purchase Option were recognized as a component of other income, net in the consolidated statements of operations and comprehensive loss. The Company continued to adjust the fair value of the Share Purchase Option until the exercise of such option in February 2019.
The estimated fair value of the Share Purchase Option as of December 31, 2018 was $4,367. Upon exercise in February 2019, the estimated fair value of the Share Purchase Option was $5,270. For the year ended December 31, 2019, the Company recorded other expense of $903 related to the change in fair value of the Share Purchase Option. Upon exercise of the Share Purchase Option, the carrying value of the liability was reclassified to Series A-1 Preferred Stock.
The market approach was used to estimate the fair value of the Share Purchase Option at December 31, 2018 and at the exercise date in February 2019. This approach considers multiples of financial metrics based on guideline public companies with similar operating characteristics of the Company. These multiples are then applied to the Company’s financial metrics to derive a range of indicated fair values. The Company utilized the Option Pricing Method, or OPM, to allocate the indicated total equity value of the Company fair value among the various holders of the Company’s capital stock (preferred stock, common stock, and options) to derive the values of the Share Purchase Option. The following table represents the key inputs used in the fair value calculation as of the date of exercise (February 20, 2019):

Risk free interest rate	2.50%
Time to exit (in years)	3
Expected volatility	40.90%
Expected dividend yield	0.00%
Fair value of Share Purchase Option (per share)	$2.87
Common Stock Reserved for Future Issuance
As of December 31, 2020, the Company had reserved the following shares of common stock for future issuance:

Conversion of Series A Preferred Stock	10,138,200
Conversion of Series A-1 Preferred Stock	5,512,800
Conversion of Series B Preferred Stock	14,044,200
Options reserved for future issuance	1,938,321
Options outstanding	7,611,258
Restricted stock outstanding	156,852
Total authorized shares of common stock reserved for future issuance	39,401,631
n
8.    Stock-Based Compensation
In 2019, the Board of Directors adopted the SEMrush Holdings, Inc. 2019 Stock Option and Grant Plan (the “Plan”), which provides for the grant of qualified incentive stock options and nonqualified stock options or other awards to the Company’s employees, officers, directors, advisors, and outside consultants for the purchase of up to 8,682,600 shares of the Company’s common stock. In July 2020, the Plan was amended to provide for the grant of qualified incentive stock options and nonqualified stock options or other awards to the Company’s employees, officers, directors, advisors, and outside consultants for the purchase of up to 10,163,772 shares of the Company’s common stock. Stock options generally vest over a 4‑year period and expire 10 years from the date of grant. Certain options provide for accelerated vesting if there is a change in control (as defined in the Plan). The Company generally issues previously unissued shares of common stock for the exercise of stock options. As of December 31, 2019 and 2020, there were 2,719,500 and 1,938,321 shares, respectively, available for future grant under the Plan.
The Company accounts for stock-based compensation in accordance with the provisions of ASC 718, which requires the recognition of expense related to the fair value of stock-based compensation awards in the statements of operations. For stock-based awards issued under the Company’s stock-based compensation plans to employees and members of the Board of Directors (the Board) for their services on the Board, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model as discussed further below. For service-based awards, the Company recognizes compensation expense on a straight-line basis over the requisite service period of the award with actual forfeitures recognized as they occur.
Given the absence of an active market for the Company’s common stock, the Board, the members of which the Company believes have extensive business, finance, and venture capital experience, were required to estimate the fair value of the Company’s common stock at the time of each grant of a stock-based award. The Company and the Board utilized various valuation methodologies in accordance with the framework of the American Institute of Certified Public Accountants’ Technical Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, to estimate the fair value of its common stock. Each valuation methodology includes estimates and assumptions that require the Company’s judgment. These estimates and assumptions include a number of objective and subjective factors, in determining the value of the Company’s common stock at each grant date, including the following factors: (1) prices paid for the Company’s Preferred Stock, which the Company had sold to outside investors in arm’s-length transactions, and the rights, preferences, and privileges of the Company’s Preferred Stock and common stock; (2) valuations performed by an independent valuation specialist; (3) the Company’s stage of development and revenue growth; (4) the fact that the grants of stock-based awards involved illiquid securities in a private company; and (5) the likelihood of achieving a liquidity event for the common stock underlying the stock-based awards, such as an IPO or sale of the Company, given prevailing market conditions.
The Company believes this methodology to be reasonable based upon the Company’s internal peer company analyses, and further supported by several arm’s-length transactions involving the Company’s Preferred Stock. As the Company’s common stock is not actively traded, the determination of fair value involves assumptions, judgments, and estimates. If different assumptions were made, stock-based compensation expense, consolidated net income (loss) and consolidated net income (loss) per share could have been significantly different.
The Company has recorded stock-based compensation expense for stock options of $504 and $1,079 during the years ended December 31, 2019 and 2020, respectively. The following table shows stock-based compensation expense by where the stock-based compensation expense is recorded in the Company’s consolidated statement of operations:

	For the Year Ended December 31,
	2019	2020
Cost of revenue	$9	$18
Sales and marketing	53	166
Research and development	58	113
General and administrative	384	782
Total stock-based compensation	$504	$1,079

As of December 31, 2020, there was $5,557 of unrecognized compensation cost related to unvested common stock option arrangements granted under the Plan, which is expected to be recognized over a weighted-average period of 3.31 years.
The fair value of each option award was estimated on the date of grant using the Black-Scholes option-pricing model. As there is no public market for its ordinary shares, the Company determined the expected volatility for options granted based on an analysis of reported data for a peer group of companies that issued options with substantially similar terms. The expected volatility of options granted has been determined using an average of the historical volatility measures of this peer group of companies. The expected life of options granted to employees was calculated using the simplified method, which represents the average of the contractual term of the option and the weighted-average vesting period of the option. The Company uses the simplified method because it does not have sufficient historical option exercise data to provide a reasonable basis upon which to estimate expected term. The risk-free interest rate is based on a treasury instrument whose term is consistent with the expected life of the share option. The Company has not paid, nor anticipates paying, cash dividends on its ordinary shares; therefore, the expected dividend yield is assumed to be zero.
The weighted-average assumptions utilized to determine the fair value of options granted to employees are presented in the following table:

	Year Ended December 31,
	2019	2020
Expected volatility	45.7%	51.0%
Weighted-average risk-free interest rate	1.92%	0.71%
Expected dividend yield	—	—
Expected life – in years	6	6
A summary of option activity under the Plan as of December 31, 2020, and changes during the year then ended are as follows:

	Number of Options	Weighted-Average Exercise Price (per share)	Weighted-Average Remaining Contractual Term (in years)
Outstanding at December 31, 2019	5,963,100	$1.00	9.04
Granted	2,181,900	2.22
Exercised	(457,341)	0.55
Forfeited	(76,401)	1.23
Outstanding at December 31, 2020	7,611,258	1.37	8.40
Options exercisable at December 31, 2020	2,804,358	0.87	7.60
The weighted-average grant-date fair value of options granted during the years ended December 31, 2019 and 2020 was $0.57 and $2.01 per share, respectively. No tax benefits were realized from options during the year ended December 31, 2020.
The aggregate intrinsic value of options outstanding as of December 31, 2019 and 2020 was $1,401 and $36,816, respectively.
The aggregate intrinsic value for options exercised during the years ended December 31, 2019 and 2020 was $55 and $566, respectively.

The aggregate intrinsic value for options exercisable as of December 31, 2020 was $14,967.
The aggregate intrinsic value was calculated based on the positive difference, if any, between the estimated fair value of the Company’s common stock on December 31, 2019 and 2020, respectively, or the date of exercise, as appropriate, and the exercise price of the underlying options.
On July 28, 2020, the Company issued 156,852 shares of its restricted common stock (“Restricted Stock Issuance”) to the founders of Prowly for a total fair value of $291 under the Plan. This Restricted Stock Issuance vests over a three-year service period, applicable to both founders. The total of 156,852 shares under this Restricted Stock Issuance have been excluded from the total options outstanding as of December 31, 2020.
9.    Commitments and Contingencies
The Company leases office facilities under noncancelable operating leases that expire at various dates through 2024. In addition, the Company has multi-year commitments with data centers. Some of these lease agreements contain escalating rent payments. Rent expense is recorded on a straight-line basis. Rent expense was $3,718 and $4,334 for the years ended December 31, 2019 and 2020, respectively. The Company also has non-cancelable commitments related to its data centers.
Future minimum amounts payable as of December 31, 2020, under the office facilities operating leases and data center agreements are as follows:

Year Ending December 31,	Operating Leases
2021	$4,029
2022	3,109
2023	1,381
2024	459
2025 and thereafter	—
Total minimum lease payments	$8,978
During the year ended December 31, 2020, the Company entered into two leases for certain data center equipment under non-cancelable capital leases. The lease arrangements have terms of 36 months beginning on the date the Company accepts the installation of the equipment subject to the lease. As of December 31, 2020, the equipment had not been installed and the Company had not accepted the equipment under these leases, and as such the lease commencement date had not begun. Upon lease commencement, the Company will be required to make total payments of $6,045 over the term of the leases which is excluded from the table above.
In addition to the lease commitments above, the Company also has multi-year commitments with certain data providers. The Company is committed to spend approximately $5,583, $6,776, and $1,874 for the years ending December 31, 2021, 2022, and 2023, respectively, for data services.
Litigation
The Company, from time to time, may be party to litigation arising in the ordinary course of its business. The Company was not subject to any material legal proceedings during the year ended December 31, 2020, and, to the best of its knowledge, no material legal proceedings are currently pending or threatened.

Indemnification
The Company typically enters into indemnification agreements with customers in the ordinary course of business. Pursuant to these agreements, the Company indemnifies and agrees to reimburse the indemnified party for losses suffered or incurred as a result of claims of intellectual property infringement. These indemnification agreements are provisions of the applicable customer agreement. Based on when clients first sign an agreement for the Company’s service, the maximum potential amount of future payments the Company could be required to make under certain of these indemnification agreements is unlimited. Based on historical experience and information known as of December 31, 2020, the Company has not incurred any costs for the above guarantees and indemnities.
In certain circumstances, the Company warrants that its services will perform in all material respects in accordance with its standard published specification documentation in effect at the time of delivery of the services to the customer for the term of the agreement. To date, the Company has not incurred significant expense under its warranties and, as a result, the Company believes the estimated fair value of these agreements is immaterial.
10.    Components of Other Expense (Income), Net
The components of other expense (income), net, are as follows:

	For the Year Ended
	December 31,
	2019	2020
Revaluation of Share Purchase Option	$903	$—
Foreign currency exchange loss	733	672
Other income, net	(156)	(382)
Other expense, net	$1,480	$290
11.    Employee Benefit Plan
The Company maintains a defined contribution savings plan under Section 401(k) of the Internal Revenue Code (the “401(k) Plan”) covering all U.S. employees who satisfy certain eligibility requirements. The 401(k) Plan allows each participant to defer a percentage of their eligible compensation subject to applicable annual limits pursuant to the limits established by the Internal Revenue Service. The Company may, at the discretion of the Board of Directors, make contributions in the form of matching contributions or profit-sharing contributions. For the years ended December 31, 2019 and 2020, the Company made matching contributions of $113 and $177, respectively, to the plan.
12.    Segment and Geographic Information
Disclosure requirements about segments of an enterprise and related information establishes standards for reporting information regarding operating segments in annual financial statements and requires selected information of those segments to be presented in interim financial reports issued to shareholders. Operating segments are defined as components of an enterprise about which separate discrete financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Company’s chief operating decision maker is the chief executive officer, Oleg Shchegolev. The Company and the chief executive officer view the Company’s operations and manage its business as one operating segment.

Geographic Data
The Company allocates, for the purpose of geographic data reporting, its revenue based upon the location of the customer. Total revenue by geographic area was as follows:

	For the Year Ended
	December 31,
	2019	2020
Revenue:
United States	$42,159	$57,231
United Kingdom	10,187	13,158
Other	39,763	54,486
Total revenue	$92,109	$124,875
Property and equipment, net by geographic location consists of the following:

	As of December 31,
	2019	2020
Property and equipment, net:
United States	$299	$1,023
Russia	1,093	1,450
Czech Republic	168	439
Other	45	56
Total assets	$1,605	$2,968

13.     Subsequent Events
The Company has completed an evaluation of all subsequent events after the audited balance sheet date of December 31, 2020 through the date this Registration Statement on Form S-1 was filed with the SEC, to ensure that this filing includes appropriate disclosure of events both recognized in the financial statements as of December 31, 2020, and events which occurred subsequently but were not recognized in the financial statements. The Company has concluded that no subsequent events have occurred that require disclosure, except as disclosed within these financial statements and except as disclosed below.
a.Subsequent Events through March 1, 2021
Effects of COVID-19
The Company considered the potential effects of the novel strain of coronavirus (COVID-19) pandemic on the Company. In March 2020, the World Health Organization declared the outbreak of the novel coronavirus disease (“COVID–19”) a pandemic. COVID–19 has rapidly impacted market and economic conditions globally. In an attempt to limit the spread of the virus, various governmental restrictions have been implemented, including restrictions with respect to business activities and travel restrictions, and “shelter–at–home” orders, that may have, an adverse impact on the Company’s business and operations. In light of the evolving nature of COVID–19 and the uncertainty it has produced around the world, it is not possible to predict the COVID–19 pandemic’s cumulative and ultimate impact on the Company’s future business operations, results of operations, financial position, liquidity, and cash flows. The extent of the impact of the pandemic on the Company’s business and financial results will depend largely on future developments, including the duration of the spread of the outbreak both globally and within the U.S., the impact on capital, foreign currencies exchange and financial markets, and governmental or regulatory orders that impact the Company’s business, all of which are highly uncertain and cannot be predicted.
The Company will continue to actively monitor the current international and domestic impacts of and responses to COVID-19 and its related risks.
Opening of a Senior Secured Revolving Credit Facility
On January 12, 2021, the Company executed a credit agreement with JPMorgan Chase Bank, N.A., in the form of a revolving credit facility, that consists of a $45.0 million revolving credit facility and a letter of credit sub-facility with an aggregate limit equal to the lesser of $5.0 million and the aggregate unused amount of the revolving commitments then in effect. The availability of the credit facility is subject to the borrowing base based on an advance rate of 400% multiplied by annualized retention applied to monthly recurring revenue. The credit facility has a maturity of three years and will mature on January 12, 2024.
All obligations under the credit facility will be guaranteed by the Company’s future domestic subsidiaries and, subject to certain exceptions, secured by a security interest in substantially all of the Company’s tangible and intangible assets.
Borrowings under the credit facility bear interest at our option at (i) LIBOR, subject to a 0.50% floor, plus a margin, or (ii) the alternate base rate, subject to a 3.25% floor (or 1.50% prior to an initial public offering or positive consolidated adjusted earnings before interest, taxes, depreciation, and amortization (“adjusted EBITDA”) as of the twelve months most recently ended), plus a margin. For LIBOR borrowings, the applicable rate margin is 2.75% (or 3.50% prior to an initial public offering or positive consolidated adjusted EBITDA as of the twelve months most recently ended). For base rate borrowings, the applicable margin is 0.00% (or 2.50% prior to an initial public offering or positive consolidated adjusted EBITDA as of the twelve months most recently ended). The Company is also required to pay a 0.25% per annum fee on undrawn amounts under our revolving credit facility, payable quarterly in arrears.
b.Subsequent Events through March 16, 2021
Amended and Restated Certificate of Incorporation
On March 3, 2021, the Board approved for filing immediately prior to the effectiveness of the Company’s registration statement in connection with its initial public offering (the IPO), the Amended and Restated Certificate of Incorporation, which shall, among other matters, authorize the Company to issue 1,260,000,000 shares of capital stock, consisting of (i) 1,000,000,000 shares of Class A common stock, $0.00001 par value, (ii) 160,000,000 shares of Class B common stock, $0.00001 par value and (iii) 100,000,000 shares of undesignated preferred stock, $0.00001 par value.
Additionally, upon the effectiveness of the Amended and Restated Certificate of Incorporation, each share of common stock issued and outstanding immediately prior to the effectiveness, shall be reclassified as, and become, one share of Class B common stock.
Each share of Class A common stock entitles the holder to one vote for each share on all matters submitted to a vote of the Company’s stockholders at all meetings of stockholders and written actions in lieu of meetings. Each share of Class B common stock entitles the holder to ten votes for each share on all matters submitted to a vote of the Company’s stockholders at all meetings of stockholders and written actions in lieu of meetings.
Holders of Class A common stock and Class B common stock are entitled to receive dividends, when and if declared by the Board.

Each share of Class B common stock is convertible into one share of Class A common stock at the option of the holder at any time. Automatic conversion shall occur upon the occurrence of (i) a Transfer, as defined in the Amended and Restated Certificate of Incorporation, of such share of Class B common stock, (ii) the affirmative vote of at least two-thirds of the outstanding shares of Class B common stock, voting as a single class, or (iii) on or after the earlier to occur of (a) the seventh year anniversary of the effectiveness of the Amended and Restated Certificate of Incorporation or (b) the date on which the outstanding shares of Class B common stock represents less than 10% of the aggregate number of the then outstanding shares of Class A common stock and Class B common stock. Further, upon either the death or incapacitation of a holder of Class B common stock, the shares held by such shareholder shall automatically be converted into one share of Class A common stock.
Stock Split
On March 15, 2021, the Board approved a 3-for-1 stock-split of the Company’s Class A common stock and Class B common stock. The stock split was approved by the stockholders on March 15, 2021 and became effective on March 15, 2021. Upon the effectiveness of the stock split, (i) every one share of Class A and Class B common stock outstanding was increased to 3 shares of Class A and Class B common stock, (ii) the number of shares of Class B common stock into which each outstanding option to purchase common stock is exercisable was proportionally increased on a 3-for-1 basis, and (iii) the exercise price of each outstanding option to purchase Class B common stock was proportionately decreased on a 3-for-1 basis. Additionally, shares of Class B common stock reserved for issuance upon the conversion of the Company’s Preferred Stock were proportionately increased on a 3-for-1 basis and the respective conversion prices of the Preferred Stock were proportionately reduced. All share and per share data shown in the accompanying consolidated financial statements and related notes have been retroactively revised to reflect the stock split.
2021 Stock Option and Incentive Plan
The SEMrush Holdings, Inc. 2021 Stock Option and Incentive Plan (the 2021 Plan) was adopted by the Board March 3, 2021 and approved by stockholders on March 15, 2021 and will become effective immediately prior to the effectiveness of the Company’s registration statement in connection with its IPO. The 2021 Plan will replace the 2019 Plan as the Board determined not to make additional awards under the 2019 Plan following the pricing of the Company’s IPO. The 2021 Plan allows the compensation committee of the Board to make equity-based and cash-based incentive awards to the Company’s officers, employees, directors and other key persons (including consultants).
The Company initially reserved 13,503,001 shares of Class A common stock for the issuance of awards under the 2021 Plan. The 2021 Plan provides that the number of shares reserved and available for issuance under the plan will automatically increase each January 1, beginning on January 1, 2022, by the lesser of 5% of the outstanding number of shares of Class A and Class B common stock on the immediately preceding December 31, 2020 or such lesser number of shares as determined by the compensation committee. This number is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization.
2021 Employee Stock Purchase Plan
The SEMrush Holdings, Inc. 2021 Employee Stock Purchase Plan (the ESPP) was adopted by the Board on March 3, 2021 and approved by stockholders on March 15, 2021 and will become effective immediately prior to the effectiveness of the Company’s registration statement in connection with its IPO. The ESPP is intended to qualify as an “employee stock purchase plan” within the meaning of Section 423(b) of the Code. The ESPP initially reserves and authorizes the issuance of up to a total of 3,000,667 shares of Class A common stock to participating employees. The ESPP provides that the number of shares reserved and available for issuance will automatically increase each January 1, beginning on January 1, 2022 and each January 1 thereafter through January 1, 2031, by the least of (i) 1% of the outstanding number of shares of Class A and Class B common stock on the immediately preceding December 31; (ii) 3,000,667 shares or (iii) such lesser number of shares of Class A common stock as determined by the ESPP administrator. The number of shares reserved under the ESPP is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization.

SEMRUSH HOLDINGS, INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data)

	As of
	September 30, 2021	December 31, 2020
Assets
Current assets
Cash and cash equivalents	$188,510	$35,531
Accounts receivable	2,139	1,399
Deferred contract costs, current portion	5,904	4,049
Prepaid expenses and other current assets	6,574	2,649
Total current assets	203,127	43,628
Property and equipment, net	8,391	2,968
Intangible assets, net	2,111	2,231
Goodwill	1,991	1,991
Deferred contract costs, net of current portion	2,201	1,670
Other long-term assets	972	2,470
Total assets	$218,793	$54,958
Liabilities, redeemable convertible preferred stock and stockholders’ equity (deficit)
Current liabilities
Accounts payable	$5,196	$8,654
Accrued expenses	22,285	7,719
Deferred revenue	36,051	26,537
Other current liabilities	1,877	—
Total current liabilities	65,409	42,910
Long-term liabilities
Deferred revenue, net of current portion	243	123
Deferred tax liability	126	209
Other long-term liabilities	2,960	497
Total liabilities	68,738	43,739
Commitments and contingencies (Note 11)
Series A redeemable convertible preferred stock, $0.00001 par value - no shares authorized, issued or outstanding as of September 30, 2021; 3,379,400 shares authorized, issued and outstanding as of December 31, 2020 (liquidation value of $8,000 at December 31, 2020)	—	7,789
Series A-1 redeemable convertible preferred stock, $0.00001 par value - no shares authorized, issued or outstanding as of September 30, 2021; 1,837,600 shares authorized, issued and outstanding as of December 31, 2020 (liquidation value of $5,000 at December 31, 2020)	—	10,270
Stockholders' equity (deficit)
Series B convertible preferred stock, $0.00001 par value - no shares authorized, issued or outstanding as of September 30, 2021; 4,681,400 shares authorized, issued and outstanding as of December 31, 2020 (liquidation value of $24,000 at December 31, 2020)	—	24,000
Undesignated preferred stock, $0.00001 par value - 100,000,000 shares authorized, and no shares issued or outstanding as of September 30, 2021; no shares authorized, issued, or outstanding as of December 31, 2020	—	—
Common stock, $0.00001 par value - no shares authorized, issued, or outstanding as of September 30, 2021; 300,000,000 shares authorized, and 95,206,893 shares issued and 95,050,041 shares outstanding at December 31, 2020	—	—
Class A common stock, $0.00001 par value - 1,000,000,000 shares authorized, and 21,986,619 shares issued and outstanding as of September 30, 2021; no shares authorized, issued or outstanding as of December 31, 2020	—	—
Class B common stock, $0.00001 par value - 160,000,000 shares authorized, and 114,210,869 shares issued and 114,105,779 outstanding as of September 30, 2021; no shares authorized, issued or outstanding as of December 31, 2020	1	—
Additional paid-in capital	185,292	4,975
Accumulated deficit	(35,238)	(35,815)
Total stockholders’ equity (deficit)	150,055	(6,840)
Total liabilities, redeemable convertible preferred stock, and stockholders' equity (deficit)	$218,793	$54,958

SEMRUSH HOLDINGS, INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME
(in thousands, except per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Revenue	$49,252	$32,196	$134,255	$88,435
Cost of revenue	11,362	7,731	30,373	21,397
Gross profit	37,890	24,465	103,882	67,038
Operating expenses
Sales and marketing	20,674	14,085	55,428	39,668
Research and development	6,174	4,204	17,497	12,441
General and administrative	11,372	6,931	29,796	19,426
Total operating expenses	38,220	25,220	102,721	71,535
(Loss) income from operations	(330)	(755)	1,161	(4,497)
Other expense, net	(184)	(105)	(256)	(194)
(Loss) income before income taxes	(514)	(860)	905	(4,691)
Provision for income taxes	101	176	328	384
Net (loss) income and comprehensive (loss) income	$(615)	$(1,036)	$577	$(5,075)

Net (loss) income per share attributable to common stockholders:
Basic	$0.00	$(0.01)	$0.00	$(0.05)
Diluted	$0.00	$(0.01)	$0.00	$(0.05)
Weighted-average number of shares of common stock used in computing net (loss) income per share attributable to common stockholders:
Basic	135,673	94,834	122,595	94,722
Diluted	135,673	94,834	138,639	94,722

SEMRUSH HOLDINGS, INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)
(in thousands, except share data)

	Series A		Series A-1		Series B		Common Stock		Class A Common Stock		Class B Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balances at December 31, 2019	3,379,400	$7,789	1,837,600	$10,270	4,681,400	$24,000	94,592,700	$—	—	$—	—	$—	$3,644	$(28,803)	$(1,159)
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	—	—	205	—	205
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	(1,931)	(1,931)
Balances at March 31, 2020	3,379,400	7,789	1,837,600	10,270	4,681,400	24,000	94,592,700	—	—	—	—	—	3,849	(30,734)	(2,885)
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	—	—	209	—	209
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	(2,108)	(2,108)
Balances at June 30, 2020	3,379,400	7,789	1,837,600	10,270	4,681,400	24,000	94,592,700	—	—	—	—	—	4,058	(32,842)	(4,784)
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	—	—	258	—	258
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	(1,036)	(1,036)
Balances at September 30, 2020	3,379,400	$7,789	1,837,600	$10,270	4,681,400	$24,000	94,592,700	$—	—	$—	—	$—	$4,316	$(33,878)	$(5,562)

Balances at December 31, 2020	3,379,400	$7,789	1,837,600	$10,270	4,681,400	$24,000	95,050,041	$—	—	$—	—	$—	$4,975	$(35,815)	$(6,840)
Conversion of Preferred Stock	(3,379,400)	(7,789)	(1,837,600)	(10,270)	(4,681,400)	(24,000)	29,695,200	—	—	—	—	—	42,058	—	18,058
Issuance of Class A Common Stock in connection with the initial public offering, net of $13,378 in issuance costs	—	—	—	—	—	—	—	—	10,000,000	—	—	—	126,622	—	126,622
Reclassification of Common Stock to Class B Common Stock in connection with the initial public offering	—	—	—	—	—	—	(124,745,241)	—	—	—	124,745,241	1	(1)	—	—
Exercise of stock options	—	—	—	—	—	—	—	—	—	—	3,861	—	7	—	7
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	—	—	593	—	593
Net income	—	—	—	—	—	—	—	—	—	—	—	—	—	1,471	1,471
Balances at March 31, 2021	—	—	—	—	—	—	—	—	10,000,000	—	124,749,102	1	174,254	(34,344)	139,911
Issuance of Class A Common Stock in connection with the partial exercise of the overallotment option in connection with the initial public offering, net of $825 in issuance costs	—	—	—	—	—	—	—	—	719,266	—	—	—	9,245	—	9,245
Conversion of Class B Common Stock to Class A Common Stock	—	—	—	—	—	—	—	—	81,102	—	(81,102)	—	—	—	—
Exercise of stock options	—	—	—	—	—	—	—	—	—	—	28,442	—	19	—	19
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	569	—	569
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	(279)	(279)
Balances at June 30, 2021	—	—	—	—	—	—	—	—	10,800,368	—	124,696,442	1	184,087	(34,623)	149,465
Conversion of Class B Common Stock to Class A Common Stock	—	—	—	—	—	—	—	—	11,186,251	—	(11,186,251)	—	—	—	—
Exercise of stock options	—	—	—	—	—	—	—	—	—	—	543,826	—	578	—	578
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	627	—	627
Vesting of Class B Common Stock in connection with Restricted Stock Awards	—	—	—	—	—	—	—	—	—	—	51,762	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	(615)	(615)
Balances at September 30, 2021	—	$—	—	$—	—	$—	—	$—	21,986,619	$—	114,105,779	$1	$185,292	$(35,238)	$150,055

SEMRUSH HOLDINGS, INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Nine Months Ended
	September 30,
	2021	2020
Operating Activities
Net income (loss)	$577	$(5,075)
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation and amortization expense	2,438	848
Amortization of deferred contract costs	4,578	3,435
Stock-based compensation expense	1,789	670
Non-cash interest expense	158	—
Deferred taxes	(83)	(95)
Deposit on letter of credit	88	—
Other long-term liabilities	—	497
Changes in operating assets and liabilities
Accounts receivable	(741)	553
Deferred contract costs	(6,964)	(4,700)
Prepaid expenses and other current assets	(3,924)	(761)
Accounts payable	(3,219)	273
Accrued expenses	14,419	2,304
Deferred revenue	9,634	3,825
Net cash provided by operating activities	18,750	1,774
Investing Activities
Purchases of property and equipment	(1,558)	(1,911)
Purchases of convertible debt securities	(500)	—
Capitalization of internal-use software development costs	(433)	(992)
Cash paid for acquisition of business, net of cash acquired	(350)	(3,181)
Net cash used in investing activities	(2,841)	(6,084)
Financing Activities
Proceeds from exercise of stock options	604	245
Net proceeds from completing initial public offering	137,467	—
Payment of capital leases	(913)	—
Payment of deferred offering costs	—	(658)
Net cash provided by (used in) financing activities	137,158	(413)
Increase in cash, cash equivalents and restricted cash	153,067	(4,723)
Cash, cash equivalents and restricted cash, at beginning of period	35,619	37,523
Cash, cash equivalents and restricted cash, at end of period	$188,686	$32,800
Supplemental cash flow disclosures
Cash paid for interest	$193	$—
Cash paid for income taxes	$201	$555
Acquisition of fixed asset under capital lease	$5,750	$—

SEMRUSH HOLDINGS, INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Three and Nine Months Ended September 30, 2021 and 2020
(in thousands, except share and per share data, unless otherwise noted)
1.Overview and Basis of Presentation
Description of Business
Semrush Holdings, Inc. (“Semrush Holdings”) and its subsidiaries (together the “Group”, the “Company”, or “Semrush”) provide an online visibility management software-as-a-service (“SaaS”) platform. The Company’s platform enables its subscribers to improve their online visibility and drive traffic, including on their websites and social media pages, and distribute highly relevant content to their customers on a targeted basis across various channels to drive high-quality traffic and measure the effectiveness of their digital marketing campaigns. The Company is headquartered in Boston, Massachusetts, and has wholly owned subsidiaries in Cyprus, Russia, the Czech Republic, Poland, and the United States.
The Company is subject to a number of risks and uncertainties common to companies in similar industries and stages of development that could affect future operations and financial performance. These risks include, but are not limited to, rapid technological change, competitive pressure from substitute products or larger companies, protection of proprietary technology, management of international activities, the need to obtain additional financing to support growth, and dependence on third parties and key individuals.
2019 Reorganization
On December 19, 2019, Semrush Holdings was incorporated in the state of Delaware and entered into a Contribution and Exchange Agreement with SEMrush CY Ltd (“SEMrush CY”) (a private limited liability company organized under the Cyprus Companies Law, Cap 113), pursuant to which the holders of all outstanding shares of capital stock of SEMrush CY contributed those shares to Semrush Holdings in exchange for identical shares of capital stock of Semrush Holdings (the “2019 Share Exchange”). Upon the 2019 Share Exchange, Semrush Holdings became the holding company of SEMrush CY and its wholly owned subsidiaries and the historical consolidated financial statements of SEMrush CY became the historical consolidated financial statements of Semrush Holdings. The 2019 Share Exchange and related transactions were completed on December 27, 2019.
Initial Public Offering
On March 29, 2021, the Company closed its initial public offering (“IPO”) in which it sold 10,000,000 shares of its Class A common stock at a price to the public of $14.00 per share. The Company received $126.6 million in net proceeds after deducting approximately $13.4 million for underwriting discounts, commissions and offering expenses. Immediately prior to the completion of the IPO, all shares of common stock then outstanding were reclassified as Class B common stock, and all shares of redeemable convertible preferred stock and convertible preferred stock then outstanding were converted into shares of common stock on a one-to-one basis and then reclassified into Class B common stock.
On April 20, 2021, the underwriters of the Company’s IPO partially exercised their option to purchase additional shares of Class A common stock. In connection with the closing of the partial exercise on April 23, 2021, the underwriters purchased 719,266 shares of the Company’s Class A common stock for net proceeds to the Company of $9.2 million after deducting approximately $0.8 million for underwriting discounts, commissions, and offering expenses.
Effects of COVID-19
The Company considered the potential effects of the novel strain of coronavirus (“COVID-19”) pandemic on the Company. In March 2020, the World Health Organization declared the outbreak of COVID-19 a pandemic, and numerous new strains of COVID-19 have subsequently spread throughout the world. COVID-19 has continued to impact market and economic conditions globally. In an attempt to limit the spread of the virus, various governmental restrictions have been implemented, including restrictions with respect to business activities and travel restrictions, and “shelter–at–home” orders, that have had and may continue to have an adverse impact on the Company’s business and operations. In light of the evolving nature of COVID-19 and the uncertainty it has produced around the world, it is not possible to predict the COVID-19 pandemic’s cumulative and ultimate impact on the Company’s future business operations, results of operations, financial position, liquidity, and cash flows. The extent of the impact of the pandemic on the Company’s business and financial results will depend largely on future developments, including the duration of the spread of the outbreak both globally and within the U.S., the impact on capital, foreign currencies exchange and financial markets, and governmental or regulatory orders that impact the Company’s business, all of which are highly uncertain and cannot be predicted.
As of September 30, 2021, the Company has experienced long lead times for hardware affected by a semiconductor shortage attributed to the COVID-19 pandemic which may affect its ability to fully furnish the infrastructure within its data centers. The Company will continue to actively monitor the current international and domestic impacts of and responses to COVID-19 and its related risks.
Basis of Presentation
The accompanying unaudited condensed consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”) regarding interim financial reporting. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations. Any reference in these notes to applicable guidance is meant to refer to the authoritative United States generally accepted accounting principles as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Update (“ASU”) of the Financial Accounting Standards Board (“FASB”).
The unaudited condensed consolidated interim financial statements have been prepared on the same basis as the audited annual consolidated financial statements as of and for the year ended December 31, 2020, and, in the opinion of management, reflect all adjustments, consisting of normal recurring adjustments, necessary for the fair presentation of the Company’s financial position as of September 30, 2021, and the results of its operations and its cash flows for the three and nine months ended September 30, 2021 and 2020. The consolidated balance sheet as of December 31, 2020 included herein was derived from the audited financial statements as of that date.
The results for the three and nine months ended September 30, 2021 are not necessarily indicative of the results to be expected for the year ending December 31, 2021, any other interim periods, or any future year or period.
The unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes included in the Company’s final prospectus dated March 24, 2021 (the “Prospectus”) as filed with the SEC on March 25, 2021 pursuant to Rule 424(b) under the Securities Act of 1933, as amended (the “Securities Act”).

The accompanying unaudited condensed consolidated financial statements reflect the application of certain significant accounting policies as described below and elsewhere in these notes to the unaudited condensed consolidated financial statements. As of September 30, 2021, there have been no material changes in the Company's significant accounting policies from those that were disclosed in the Prospectus except as discussed below.
2.Summary of Significant Accounting Policies
Principles of Consolidation
The unaudited condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Significant estimates relied upon in preparing these financial statements include, but are not limited to, revenue recognition, expected future cash flows used to evaluate the recoverability of long-lived assets, contingent liabilities, expensing and capitalization of research and development costs for internal-use software, the average period of benefit associated with costs capitalized to obtain revenue contracts, the determination of the fair value of stock-based awards issued, stock-based compensation expense, and the recoverability of the Company’s net deferred tax assets and related valuation allowance.
Although the Company regularly assesses these estimates, actual results could differ materially from these estimates. Changes in estimates are recorded in the period in which they become known. The Company bases its estimates on historical experience and various other assumptions that it believes to be reasonable under the circumstances. Actual results may differ from management’s estimates if these results differ from historical experience, or other assumptions do not turn out to be substantially accurate, even if such assumptions are reasonable when made.
Subsequent Events Considerations
The Company considers events or transactions that occur after the balance sheet date but prior to the issuance of the financial statements to provide additional evidence for certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated as required. The Company has evaluated all subsequent events and determined that there are no material recognized or unrecognized subsequent events requiring disclosure, other than those disclosed in this Quarterly Report on Form 10-Q.
Emerging Growth Company Status
The Company is an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, or JOBS Act, and may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies." The Company may take advantage of these exemptions until the Company is no longer an "emerging growth company." Section 107 of the JOBS Act provides that an "emerging growth company" can take advantage of the extended transition period afforded by the JOBS Act for the implementation of new or revised accounting standards. The Company has elected to use the extended transition period for complying with new or revised accounting standards and, as a result of this election, its financial statements may not be comparable to companies that comply with public company effective dates. The Company may take advantage of these exemptions up until the last day of the year following the fifth anniversary of an offering or such earlier time that it is no longer an emerging growth company. The Company would cease to be an emerging growth company if it has more than $1.07 billion in annual revenue, has more than $700.0 million in market value of its stock held by non-affiliates (and it has been a public company for at least 12 months, and has filed one annual report on Form 10-K), or it issues more than $1.0 billion of non-convertible debt securities over a three-year period.
Revenue Recognition
The Company derives revenue from two sources: (1) subscription revenues via the Semrush Online Visibility Management Platform and the Prowly Public Relations Platform, which are comprised of subscription fees from customers accessing the Company’s SaaS services and related customer support; and (2) the Semrush Marketplace, which allows customers to pay a set fee for services or products offered through the marketplace.
The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers (“ASC 606”). Revenue is recognized upon transfer of control of promised products or services to customers in an amount that reflects the consideration it expects to receive in exchange for those products or services. There were no changes to the Company’s revenue recognition policies since the filing of the Prospectus.
For the three and nine months ended September 30, 2021 and 2020, subscription revenue accounted for nearly all of the Company’s revenue. Revenue related to the Semrush Marketplace was not material for the three and nine months ended September 30, 2021 and 2020.
Amounts that have been invoiced are recorded in accounts receivable and in deferred revenue or revenue, depending on whether the revenue recognition criteria have been met. The Company primarily invoices and collects payments from customers for its services in advance on a monthly or annual basis.
Deferred revenue represents amounts billed for which revenue has not yet been recognized. Deferred revenue that will be recognized during the succeeding 12-month period is recorded as current deferred revenue, and the remaining portion is recorded as long-term deferred revenue. Deferred revenue increased by $9,634 as of September 30, 2021 compared December 31, 2020. During the three months ended September 30, 2021 and 2020, $18,504 and $11,672 of revenue was recognized that was included in deferred revenue at the beginning of each respective period. During the nine months ended September 30, 2021 and 2020, $22,874 and $17,343 of revenue was recognized that was included in deferred revenue at the beginning of each respective period.
The Company has elected to exclude amounts charged to customers for sales tax from the transaction price. Accordingly, revenue is presented net of any sales tax collected from customers.
Transaction Price Allocated to Future Performance Obligations
ASC 606 requires that the Company disclose the aggregate amount of the transaction price that is allocated to performance obligations that have not yet been satisfied as of the balance sheet dates reported.
For contracts with an original expected duration greater than one year, the aggregate amount of the transaction price allocated to the performance obligations that were unsatisfied as of September 30, 2021 and December 31, 2020 was $1,081 and $1,280, respectively, which the Company expects to recognize over the next 12 months.
For contracts with an original expected duration of one year or less, the Company has applied the practical expedient available under ASC 606 to not disclose the amount of transaction price allocated to unsatisfied performance obligations as of September 30, 2021 and December 31, 2020. For performance obligations not satisfied as of September 30, 2021 and December 31, 2020, and to which this expedient applies, the nature of the performance obligations is consistent with performance obligations satisfied as of December 31, 2019. The remaining durations are less than one year.
Costs to Obtain a Contract
The incremental direct costs of obtaining a contract, which primarily consist of sales commissions paid for new subscription contracts, are deferred and recorded as deferred contract costs in the consolidated balance sheet and are amortized over a period of approximately 24 months on a systematic basis, consistent with the pattern of transfer of the goods or services to which the asset relates. The 24-month period represents the estimated benefit period of the customer relationship and has been determined by taking into consideration the type of product sold, the commitment term of the customer contract, the nature of the Company’s technology development life-cycle, and an estimated customer relationship period based on historical experience and future expectations. Sales commissions for renewals and upgrade contracts are deferred and amortized on a straight-line basis over the remaining estimated customer relationship period of the related customer. Deferred contract costs that will be recorded as expense during the succeeding 12-month period are recorded as current deferred contract costs, and the remaining portion is recorded as deferred contract costs, net of current portion. Amortization of deferred contract costs is included in sales and marketing expense in the accompanying consolidated statement of operations and comprehensive income (loss).
Cash, Cash Equivalents, and Restricted Cash
The Company considers all highly liquid instruments purchased with an original maturity date of 90 days or less from the date of purchase to be cash equivalents. Management determines the appropriate classification of investments at the time of purchase and re-evaluates such determination at each balance sheet date.
Cash and cash equivalents consist of cash on deposit with banks and amounts held in interest-bearing money market funds. Cash equivalents are carried at cost, which approximates their fair market value. At September 30, 2021 and December 31, 2020, restricted cash was $176 and $88, respectively, and related to cash held at a financial institution in an interest-bearing cash account as collateral for a letter of credit related to the contractual provisions for one of the Company’s building leases.
The following table is a reconciliation of cash, cash equivalents and restricted cash included in the accompanying condensed consolidated balance sheets that sum to the total cash, cash equivalents and restricted cash included in the accompanying condensed consolidated statements of cash flows for the nine months ended September 30, 2021 and 2020.

	September 30, 2021	September 30, 2020
Cash and cash equivalents	$188,510	$32,712
Restricted cash included in “other long-term assets”	176	88
Total cash, cash equivalents and restricted cash, at end of period	$188,686	$32,800
Concentrations of Credit Risk and Significant Customers
The Company has no off-balance sheet risk, such as foreign exchange contracts, option contracts, or other hedging arrangements. Credit losses historically have not been significant and the Company generally has not experienced any material losses related to receivables from individual customers, or groups of customers. Due to these factors, no additional credit risk beyond amounts provided for collection losses is believed by management to be probable in the Company's accounts receivable.

Credit risk with respect to accounts receivable is dispersed due to the large number of customers of the Company. The Company routinely assesses the creditworthiness of its customers and generally does not require its customers to provide collateral or other security to support accounts receivable. Credit losses historically have not been significant and the Company generally has not experienced any material losses related to receivables from individual customers, or groups of customers. Due to these factors, no additional credit risk beyond amounts provided for collection losses is believed by management to be probable in the Company's accounts receivable.
As of September 30, 2021 and December 31, 2020, no individual customer represented more than 10% of the Company’s accounts receivable. During the three and nine months ended September 30, 2021 and 2020, no individual customer represented more than 10% of the Company’s revenue.
Disclosure of Fair Value of Financial Instruments
The carrying amounts of the Company’s financial instruments, which include cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses, approximated their fair values at September 30, 2021 and December 31, 2020, due to the short-term nature of these instruments.
The Company has evaluated the estimated fair value of financial instruments using available market information. The use of different market assumptions and/or estimation methodologies could have a significant effect on the estimated fair value amounts. See below for further discussion.
Fair Value Measurements
ASC 820, Fair Value Measurements and Disclosures (“ASC 820”), establishes a three-level valuation hierarchy for instruments measured at fair value that distinguishes between assumptions based on market data (observable inputs) and the Company’s own assumptions (unobservable inputs). Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the inputs that market participants would use in pricing the asset or liability and are developed based on the best information available in the circumstances.
This guidance further identifies fair value as the exchange price, or exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:
Level 1 inputs—Unadjusted observable quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
Level 2 inputs—Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3 inputs—Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity.
To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
The Company evaluates assets and liabilities subject to fair value measurements on a recurring and nonrecurring basis to determine the appropriate level to classify them for each reporting period.
Cash equivalents include money market funds with original maturities of 90 days or less from the date of purchase. The fair value measurement of these assets is based on quoted market prices in active markets for identical assets and, therefore, these assets are recorded at fair value on a recurring basis and classified as Level 1 in the fair value hierarchy. As of September 30, 2021 and December 31, 2020, cash equivalents held in money market funds totaled $21,727 and $29,369, respectively.
As of September 30, 2021, the Company measured its investments in convertible notes (see Note 4) and its contingent consideration associated with the acquisition of Prowly.com sp. z o.o (“Prowly”) on a recurring basis using significant unobservable inputs (Level 3) and did not have any assets or liabilities measured at fair value on a recurring basis using significant other observable inputs (Level 2). As of December 31, 2020, the Company’s only recurring Level 3 fair value measurement was its contingent consideration associated with the acquisition of Prowly. Changes in fair value of the convertible notes were not material for the three and nine months ended September 30, 2021. The changes in fair value of the contingent consideration associated with the Prowly acquisition were insignificant for the nine months ended September 30, 2021. As of December 31, 2020, the Company did not have any assets or liabilities measured at fair value on a recurring basis using significant other observable inputs (Level 2).
Foreign Currency Translation
The Group operates in a multi-currency environment having transactions in such currencies as the U.S. dollar, Russian rubles, Czech koruna, euros, and others. The reporting currency of the Company is the U.S. dollar. The functional currency of the Company’s foreign subsidiaries is the U.S. dollar, with the exception of Prowly, where the functional currency is the local currency, the Zloty. The foreign currency translation adjustment as it relates to Prowly was immaterial for the three and nine months ended September 30, 2021 and 2020, respectively. For all other entities, foreign currency transactions are measured initially in the functional currency of the recording entity by use of the exchange rate in effect at that date. At each subsequent balance sheet date, foreign currency denominated assets and liabilities of these international subsidiaries are remeasured into U.S. dollars using the exchange rates in effect at the balance sheet date or historical rates, as appropriate. Any differences resulting from the remeasurement of foreign currency denominated assets and liabilities of the international subsidiaries to the U.S. dollar functional currency are recorded within other income (expense) in the unaudited condensed consolidated statement of operations and comprehensive loss. The foreign currency exchange loss included in other income for the three months ended September 30, 2021 and 2020 was $(57) and $(26), respectively, and $(66) and $(296) for the nine months ended September 30, 2021 and 2020, respectively.
Net Income (Loss) Per Share
Net income (loss) per share information is determined using the two-class method, which includes the weighted-average number of shares of common stock outstanding during the period and other securities that participate in dividends (a participating security). Prior to the completion of the IPO, the Company considered the shares of Preferred Stock to be participating securities because they include rights to participate in dividends with the common stock. As of September 30, 2021, the Company did not have any participating securities outstanding.
Under the two-class method, basic net income (loss) per share attributable to common stockholders is computed by dividing the net income (loss) attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period. Diluted net income (loss) per share attributable to common stockholders is computed using the more dilutive of (1) the two-class method or (2) the if-converted method. The Company allocates net income first to preferred stockholders based on dividend rights under the Company’s certificate of incorporation and then to preferred and common stockholders based on ownership interests. Net losses are not allocated to preferred stockholders as they do not have an obligation to share in the Company’s net losses.
During the nine months ended September 30, 2021, the Company amended its certificate of incorporation to create two classes of common stock outstanding: Class A common stock and Class B common stock. As more fully described in Note 9, the rights of the holders of Class A and Class B common stock are identical, except with respect to voting and conversion. Each share of Class A common stock is entitled to one (1) vote per share and each share of Class B common stock is entitled to ten (10) votes per share. Each share of Class B common stock is convertible into one share of Class A common stock at the option of the holder at any time. Shares of Class B common stock are automatically converted into Class A common stock upon sale or transfer, subject to certain limited exceptions. Shares of Class A common stock are not convertible. See Note 9 to these unaudited condensed consolidated financial statements for additional information regarding the current conversion and transfer terms of the Company’s common stock. The Company allocates undistributed earnings attributable to common stock between the common stock classes on a one to one basis when computing net income (loss) per share. As a result, basic and diluted net income (loss) per share of Class A common stock and share of Class B common stock are equivalent.
Diluted net income (loss) per share gives effect to all potentially dilutive securities. Potential dilutive securities consist of shares of common stock issuable upon the exercise of stock options, shares of common stock issuable upon the conversion of the outstanding shares of Preferred Stock, and shares of common stock issuable upon the vesting of restricted stock awards (RSAs) or restricted stock units (RSUs).
For the three months ended September 30, 2021 and the three and nine months ended September 30, 2020, the dilutive effect of common stock equivalents has been excluded from the calculation of diluted net loss per share as their effect would have been anti-dilutive due to the net losses incurred for these periods.
The following table presents a reconciliation of the weighted-average shares outstanding used in the calculation of basic and diluted net income (loss) per share:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Weighted-average shares outstanding:
Weighted-average number of shares of common stock used in computing net income (loss) per share attributable to common stockholders—basic	135,673,000	94,834,000	122,595,000	94,722,000
Dilutive effect of share equivalents resulting from stock options	—	—	6,417,000	—
Dilutive effect of share equivalents resulting from RSAs and RSUs	—	—	164,000	—
Dilutive effect of shares issuable upon conversion of preferred stock	—	—	9,463,000	—
Weighted-average number of shares of common stock used in computing net income (loss) per share attributable to common stockholders—diluted	135,673,000	94,834,000	138,639,000	94,722,000

The following potentially dilutive common stock equivalents have been excluded from the calculation of diluted weighted-average shares outstanding for the three and nine months ended September 30, 2021 and 2020:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Stock options outstanding	6,500,908	6,223,290	19,503	6,300,903
Shares of Preferred Stock	—	29,695,200	—	29,695,200
Unvested RSAs and RSUs	140,793	—	23,723	—
	6,641,701	35,918,490	43,226	35,996,103
Comprehensive income (loss)
Comprehensive income (loss) is comprised of two components: net income (loss) and other comprehensive income (loss), which includes other changes in stockholders’ deficit that result from transactions and economic events other than those with stockholders. An immaterial cumulative translation adjustment related to the Prowly entity has been excluded from other comprehensive income for the three and nine months ended September 30, 2021. There were no components of other comprehensive income to report for the three and nine months ended September 30, 2020 and 2021; accordingly, comprehensive income (loss) equaled the total net income (loss) for all periods presented.
Recent Accounting Pronouncements
In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). ASU 2016-02 requires a lessee to recognize most leases on the balance sheet but recognize expenses on the income statement in a manner similar to current practice. The update states that a lessee will recognize a lease liability for the obligation to make lease payments and a right-to-use asset for the right to use the underlying assets for the lease term. Leases will continue to be classified as either financing or operating, with classification affecting the recognition, measurement, and presentation of expenses and cash flows arising from a lease. For public entities, ASU 2016-02 is effective for years beginning after December 15, 2019. For non-public companies, ASU 2016-02 is effective for fiscal years beginning after December 15, 2021 and interim periods in annual periods beginning after December 15, 2022. Early adoption is permitted. The Company plans to adopt this guidance in the year ended December 31, 2022. The Company is currently assessing the impact that adopting this guidance will have on its consolidated financial statements.
In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. ASU 2016-13 requires that credit losses be reported as an allowance using an expected losses model, representing the entity's current estimate of credit losses expected to be incurred. The accounting guidance currently in effect is based on an incurred loss model. ASU 2016-13 affect loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. ASU 2016-13 is effective for public entities for annual reporting periods beginning after December 15, 2019, including interim periods within those fiscal years. For non-public companies, ASU 2016-13 is effective for fiscal years beginning after December 15, 2022, and interim periods within those fiscal years. The Company plans to adopt this guidance in the year ending December 31, 2023. The Company is currently evaluating ASU 2016-13 and the potential impact on its condensed consolidated financial statements and financial statement disclosures.
In August 2018, the FASB issued ASU No. 2018-15, Intangible-Goodwill and Other Internal-Use Software (Subtopic 350-40). ASU 2018-15 updates guidance regarding accounting for implementation costs associated with a cloud computing arrangement that is a service contract. The amendments under

ASU 2018-15 are effective for public entities for years beginning after December 15, 2019, and interim periods within those years. For non-public companies, ASU 2081-15 is effective for annual reporting periods beginning after December 15, 2020, and interim periods within annual periods beginning after December 15, 2021, with early adoption permitted. The Company plans to adopt this guidance in the annual period ending December 31, 2021. The Company is currently assessing the impact that adopting this guidance will have on its condensed consolidated financial statements.
In December 2019, the FASB issued ASU 2019-12, Income Taxes – Simplifying the Accounting for Income Taxes. The new guidance simplifies the accounting for income taxes by removing several exceptions in the current standard and adding guidance to reduce complexity in certain areas, such as requiring that an entity reflect the effect of an enacted change in tax laws or rates in the annual effective tax rate computation in the interim period that includes the enactment date. For public companies, the ASU is effective for years beginning after December 15, 2020, and interim periods within those years, with early adoption permitted. For non-public companies, the new standard is effective for years beginning after December 15, 2021, with early adoption permitted. The Company plans to adopt this guidance in the annual period ending December 31, 2022. The Company is currently assessing the impact that adopting this guidance will have on its condensed consolidated financial statements.
3.    Property and Equipment, Net
Property and equipment consists of the following (in thousands):

	As of
	September 30, 2021	December 31, 2020
Computer equipment	$4,152	$3,513
Furniture and office equipment	1,398	1,041
Leasehold improvements	1,029	667
Capital leases	5,750	—
Total property and equipment	12,329	5,221
Less: accumulated depreciation and amortization	(3,938)	(2,253)
Property and equipment, net	$8,391	$2,968
Depreciation and amortization expense related to property and equipment was $813 and $1,947 for the three and nine months ended September 30, 2021, respectively, and $240 and $651 for the three and nine months ended September 30, 2020, respectively.
4.    Other Long-Term Assets
Deferred Offering Costs
Deferred offering costs primarily consist of direct incremental legal and accounting fees relating to the IPO and to a credit facility. The deferred issuance costs relating to the IPO were offset against IPO proceeds upon the consummation of the Company’s offering. The deferred costs relating to the credit facility are being amortized to interest expense up through the maturity date of the facility. As of September 30, 2021 and December 31, 2020, the Company had deferred offering costs relating to the IPO of $0 and $1,839. As of September 30, 2021 and December 31, 2020, the Company had $473 and $630, respectively, in issuance costs relating to the credit facility. The issuance costs for the IPO and credit facility are classified in other long-term assets in the accompanying unaudited condensed consolidated balance sheets.

Investments in Convertible Debt
In January 2021, the Company purchased two convertible debt securities for a total aggregate investment of $500. Both investments mature on January 1, 2023 and receive interest at an annual rate of 6%. Interest accrues and becomes payable upon conversion of the convertible notes, or will be paid in connection with the repayment in full of the principal amount of such convertible notes.
These convertible note investments are classified as available-for-sale securities and are classified in other long-term assets in the accompanying unaudited condensed consolidated balance sheets based on the maturity date. The Company accounts for these investments, along with the embedded derivatives associated with their conversion features, by utilizing the fair value option within ASC 825 and accounting for the entire hybrid instrument at fair value through earnings. Changes in fair value of the convertible notes were not material for the three and nine months ended September 30, 2021.
5.    Acquisitions, Acquired Intangible Assets, and Goodwill
Acquisitions
On August 27, 2020, the Company acquired 100% of the outstanding capital of Prowly for cash consideration of $3,317. In addition to the purchase consideration, the founders of Prowly are eligible to earn up to a maximum of $2,750 in aggregate additional consideration based on the satisfaction of certain earnings targets as defined in the purchase agreement. For the three and nine months ended September 30, 2021, the Company recognized compensation expense of $283 and $452, respectively, as compensation expense related to the additional consideration.
Intangible Assets
Intangible assets consisted of intangible assets resulting from the acquisition of Prowly and capitalized internal-use software development costs. Intangible assets consists of the following:

	As of September 30, 2021
	Gross		Net
	Carrying	Accumulated	Carrying
	Amount	Amortization	Amount
Developed technology	1,194	(219)	975
Trade name	68	(25)	43
Capitalized internal-use software	1,997	(904)	1,093
Total as of September 30, 2021	$3,259	$(1,148)	$2,111

	As of December 31, 2020
	Gross		Net
	Carrying	Accumulated	Carrying
	Amount	Amortization	Amount
Developed technology	1,194	(66)	1,128
Trade name	68	(3)	65
Capitalized internal-use software	1,561	(523)	1,038
Total as of December 31, 2020	$2,823	$(592)	$2,231
During the three and nine months ended September 30, 2021, the Company capitalized $170 and $441, respectively, of software development costs, which are classified as intangible assets on the accompanying consolidated balance sheets. During the three and nine months ended September 30,

2020, the Company capitalized $292 and $895, respectively, of software development costs. The Company recorded amortization expense associated with its capitalized development costs of $123 and $382 for the three and nine months ended September 30, 2021, respectively. The Company recorded amortization expense associated with its capitalized development costs of $75 and $179 for the three and nine months ended September 30, 2020, respectively. As of September 30, 2021 and December 31, 2020, the capitalized internal-use software asset balances totaled $1,093 and $1,038, respectively.
Amortization expense for acquired intangible assets was $55 and $171 for the three and nine months ended September 30, 2021. There was no amortization expense for acquired intangible assets for the three and nine months ended September 30, 2020.
As of September 30, 2021, future amortization expense is expected to be as follows:

Amount
Remainder of 2021	$156
2022	559
2023	428
2024	199
2025 and thereafter	769
Total	$2,111
Goodwill
There was no change in the carrying value of goodwill of $1,991 from December 31, 2020 through September 30, 2021.
6.    Accrued expenses
Accrued expenses consist of the following:

	As of
	September 30, 2021	December 31, 2020
Employee compensation	$9,309	$4,478
Vacation reserves	464	465
Other	12,512	2,776
Total accrued expenses	$22,285	$7,719
The Other balances consist partially of hosting and marketing expenses.
7.     Revolving Credit Facility
Senior Secured Revolving Credit Facility
On January 12, 2021, the Company executed a credit agreement with JPMorgan Chase Bank, N.A., in the form of a revolving credit facility, that consists of a $45.0 million revolving credit facility and a letter of credit sub-facility with an aggregate limit equal to the lesser of $5.0 million and the aggregate unused amount of the revolving commitments then in effect. The availability of the credit facility is subject to the borrowing base based on an advance rate of 400% multiplied by annualized retention applied to monthly recurring revenue. The credit facility has a maturity of three years and will mature on January 12, 2024.
Borrowings under the credit facility bear interest at the Company’s option at (i) LIBOR, subject to a 0.50% floor, plus a margin, or (ii) the alternate base rate, subject to a 3.25% floor (or 1.50% prior to positive consolidated adjusted earnings before interest, taxes, depreciation, and amortization (“adjusted EBITDA”) for the twelve months most recently ended), plus a margin. For LIBOR borrowings, the applicable rate margin is 2.75% (or 3.50% prior to positive consolidated adjusted EBITDA as of the twelve months most recently ended). For base rate borrowings, the applicable margin is 0.00% (or 2.50% prior to positive consolidated adjusted EBITDA as of the twelve months most recently ended). The Company is also required to pay a 0.25% per annum fee on undrawn amounts under the Company’s revolving credit facility, payable quarterly in arrears.
As of September 30, 2021, the Company has not drawn on this revolving credit facility. For the three and nine months ended September 30, 2021, the Company incurred $28 and $81 in interest expense, respectively, relating to this credit facility.
8.    Income Taxes
We are subject to U.S. federal, state, and foreign income taxes. For the three and nine months ended September 30, 2021, we recorded provisions for income taxes of $101 and $328, respectively. For the three and nine months ended September 30, 2020, we recorded provisions for income taxes of $176 and $384, respectively. Our effective tax rate for the nine months ended September 30, 2021 and 2020 differs from the U.S. statutory rate primarily due to the jurisdictional mix of earnings and the valuation allowance maintained against our net deferred tax assets.
We recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities. These differences are measured using the enacted statutory tax rates that are expected to be in effect for the years in which differences are expected to reverse. On a periodic basis, we reassess any valuation allowances that we maintain on our deferred tax assets, weighing positive and negative evidence to assess the recoverability of the deferred tax assets. We maintain a valuation allowance on certain federal, state, and foreign tax attributes that are not more-likely-than-not realizable.
9.    Redeemable Convertible Preferred Stock and Stockholders’ Equity
Prior to the IPO, the authorized capital stock of the Company included 9,898,400 shares of preferred stock, of which 3,379,400 shares have been designated as Series A Redeemable Convertible Preferred Stock, 1,837,600 shares have been designated as Series A-1 Redeemable Convertible Preferred Stock and 4,681,400 shares have been designated as Series B Convertible Preferred Stock (collectively the “Preferred Stock”).
Immediately prior to the closing of the IPO, the outstanding shares of Preferred Stock were converted on a three-for-one basis into 29,695,200 shares of common stock. The holders of the Company’s Preferred Stock had certain voting, dividend, and redemption rights, as well as liquidation preferences and conversion privileges. All rights, preferences, and privileges associated with the preferred stock were terminated at the time of the Company’s IPO in conjunction with the conversion of all outstanding shares of Preferred Stock into shares of common stock.
As of September 30, 2021, the total number of shares of all classes of stock which the Company shall have authority to issue was (i) 1,000,000,000 shares of Class A common stock, par value $0.00001 per share, and (ii) 160,000,000 shares of Class B common stock, par value $0.00001 per share, and (iii) 100,000,000 undesignated shares of Preferred Stock, par value $0.00001 per share.

Each share of Class A common stock entitles the holder to one vote for each share on all matters submitted to a vote of the Company's stockholders at all meetings of stockholders and written actions in lieu of meetings. Each share of Class B common stock entitles the holder to ten votes for each share on all matters submitted to a vote of the Company's stockholders at all meetings of stockholders and written actions in lieu of meetings.
Holders of Class A common stock and Class B common stock are entitled to receive dividends, when and if declared by the board of directors (the “Board”).
Each share of Class B common stock is convertible into one share of Class A common stock at the option of the holder at any time. Automatic conversion shall occur upon the occurrence of (i) a Transfer, as defined in the amended and restated certificate of incorporation, of such share of Class B common stock, (ii) the affirmative vote of at least two-thirds of the outstanding shares of Class B common stock, voting as a single class, or (iii) on or after the earlier to occur of (a) the seventh year anniversary of the effectiveness of the amended and restated certificate of incorporation or (b) the date on which the outstanding shares of Class B common stock represents less than 10% of the aggregate number of the then outstanding shares of Class A common stock and Class B common stock. Further, upon either the death or incapacitation of a holder of Class B common stock, the shares held by such shareholder shall automatically be converted into one share of Class A common stock.
Stock Split
On March 15, 2021, the Board approved a 3-for-1 stock-split of the Company’s common stock. The stock split was approved by the stockholders on March 15, 2021 and became effective on March 15, 2021. Upon the effectiveness of the stock split, (i) every one share of common stock outstanding was increased to 3 shares of common stock, (ii) the number of shares of common stock into which each outstanding option to purchase common stock is exercisable was proportionally increased on a 3-for-1 basis, and (iii) the exercise price of each outstanding option to purchase common stock was proportionately decreased on a 3-for-1 basis. Additionally, shares of common stock reserved for issuance upon the conversion of the Company’s Preferred Stock were proportionately increased on a 3-for-1 basis and the respective conversion prices of the Preferred Stock were proportionately reduced. All share and per share data shown in the accompanying consolidated financial statements and related notes have been retroactively revised to reflect the stock split.
Common Stock Reserved for Future Issuance
As of September 30, 2021, the Company had reserved the following shares of common stock for future issuance:

Options outstanding	7,064,945
Options reserved for future issuance	12,730,521
Restricted stock outstanding	156,852
Restricted stock units	164,487
Total authorized shares of common stock reserved for future issuance	20,116,805
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10.    Stock-Based Compensation
In 2019, the Board adopted the Semrush Holdings, Inc. 2019 Stock Option and Grant Plan (the “2019 Plan”), which provides for the grant of qualified incentive stock options and nonqualified stock options or other awards, including restricted stock unit awards, to the Company’s employees, officers, directors, advisors, and outside consultants for the purchase of up to 8,682,600 shares of the Company’s common stock. In July 2020, the Plan was amended to provide for the grant of qualified incentive stock options and nonqualified stock options or other awards to the Company’s employees, officers, directors, advisors, and outside consultants for the purchase of up to 10,163,772 shares of the Company’s common stock. Stock options generally vest over a 4 year period and expire 10 years from the date of grant. Certain options provide for accelerated vesting if there is a change in control (as defined in the Plan).
The Semrush Holdings, Inc. 2021 Stock Option and Incentive Plan (the “2021 Plan”) was adopted by the Board March 3, 2021 and approved by stockholders on March 15, 2021 and became effective immediately prior to the effectiveness of the Company’s registration statement in connection with its IPO. The 2021 Plan replaced the 2019 Plan as the Board determined not to make additional awards under the 2019 Plan following the pricing of the Company’s IPO. The 2021 Plan allows the compensation committee of the Board to make equity-based and cash-based incentive awards to the Company’s officers, employees, directors and other key persons (including consultants).
The Company initially reserved 13,503,001 shares of Class A common stock for the issuance of awards under the 2021 Plan. The 2021 Plan provides that the number of shares reserved and available for issuance under the plan will automatically increase each January 1, beginning on January 1, 2022, by the lesser of 5% of the outstanding number of shares of Class A and Class B common stock on the immediately preceding December 31, or such lesser number of shares as determined by the compensation committee. This number is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization.
The Company accounts for stock-based compensation in accordance with the provisions of ASC 718, which requires the recognition of expense related to the fair value of stock-based compensation awards in the statements of operations. For stock-based awards issued under the Company’s stock-based compensation plans to employees and members of the Board for their services on the Board, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model as discussed further below. For RSUs granted subject to service-based vesting conditions, the fair value is determined based on the closing price of the Company’s Class A common stock, as reported on the New York Stock Exchange on the date of grant. RSUs granted subject to service-based vesting conditions generally vest over a four-year requisite service period. For all other service-based awards, the Company recognizes compensation expense on a straight-line basis over the requisite service period of the award with actual forfeitures recognized as they occur.
Given the absence of an active market for the Company’s common stock prior to the completion of the IPO, the Board, the members of which the Company believes have extensive business, finance, and venture capital experience, were required to estimate the fair value of the Company’s common stock at the time of each grant of a stock-based award. The Company and the Board utilized various valuation methodologies in accordance with the framework of the American Institute of Certified Public Accountants’ Technical Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, to estimate the fair value of its common stock. Each valuation methodology included estimates and assumptions that require the Company’s judgment. These estimates and assumptions include a number of objective and subjective factors, in determining the value of the Company’s common stock at each grant date, including the following factors: (1) prices paid for the Company’s Preferred Stock, which the Company had sold to outside investors in arm’s-length transactions, and the rights, preferences, and privileges of the Company’s Preferred Stock and common stock; (2) valuations performed by an independent valuation specialist; (3) the Company’s stage of development and revenue growth; (4) the fact that the grants of stock-based awards involved illiquid securities in a private company; and (5) the likelihood of achieving a liquidity event for the common stock underlying the stock-based awards, such as an IPO or sale of the Company, given prevailing market conditions.
The Company believes this methodology to be reasonable based upon the Company’s internal peer company analyses, and further supported by several arm’s-length transactions involving the Company’s Preferred Stock. As the Company’s common stock is not actively traded, the determination of fair value involves assumptions, judgments, and estimates. If different assumptions were made, stock-based compensation expense, consolidated net income (loss) and consolidated net income (loss) per share could have been significantly different.
The Company has recorded stock-based compensation expense of $627 and $1,789 during the three and nine months ended September 30, 2021, respectively, and recorded $258 and $672 for the three and nine months ended September 30, 2020, respectively. The following table shows stock-based compensation expense by where the stock-based compensation expense is recorded in the Company’s unaudited condensed consolidated statement of operations:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Cost of revenue	$7	$5	$22	$14
Sales and marketing	100	36	245	100
Research and development	68	29	204	86
General and administrative	452	188	1,318	472
Total stock-based compensation	$627	$258	$1,789	$672
As of September 30, 2021, there was $4,780 of unrecognized compensation cost related to unvested common stock option arrangements granted under the 2021 Plan, which is expected to be recognized over a weighted-average period of 2.84 years.
The fair value of each option award was estimated on the date of grant using the Black-Scholes option-pricing model. As there was no public market for its common stock prior to March 25, 2021, which was the first day of trading, and as the trading history of the Company’s common stock was limited through March 31, 2021, the Company determined the expected volatility for options granted based on an analysis of reported data for a peer group of companies that issued options with substantially similar terms. The expected volatility of options granted has been determined using an average of the historical volatility measures of this peer group of companies. The expected life of options granted to employees was calculated using the simplified method, which represents the average of the contractual term of the option and the weighted-average vesting period of the option. The Company uses the simplified method because it does not have sufficient historical option exercise data to provide a reasonable basis upon which to estimate expected term. The risk-free interest rate is based on a treasury instrument whose term is consistent with the expected life of the share option. The Company has not paid, nor anticipates paying, cash dividends on its ordinary shares; therefore, the expected dividend yield is assumed to be zero.

The Company granted no options during the three months ended September 30, 2021. The weighted-average assumptions utilized to determine the fair value of options granted to employees are presented in the following table:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Expected volatility	N/A	52.0%	52.0%	49.7%
Weighted-average risk-free interest rate	N/A	0.33%	1.04%	0.80%
Expected dividend yield	N/A	—	—	—
Expected life – in years	N/A	6	6	6
A summary of the Company’s option activity as of September 30, 2021, which all occurred under the 2019 Plan and the 2021 Plan, and changes during the nine months then ended are as follows:

	Number of Options	Weighted-Average Exercise Price (per share)	Weighted-Average Remaining Contractual Term (in years)
Outstanding at December 31, 2020	7,611,258	$1.37	8.40
Granted	229,053	12.37
Exercised	(577,153)	1.18
Forfeited	(198,213)	2.35
Outstanding at September 30, 2021	7,064,945	1.72	7.84
Options exercisable at September 30, 2021	3,346,067	1.02	7.99
The weighted-average grant-date fair value of options granted during the nine months ended September 30, 2021 was $6.13 per share. The weighted-average grant-date fair value of options granted during the three and nine months ended September 30, 2020 was $0.89 and $0.74 per share, respectively. No tax benefits were realized from options during the three and nine months ended September 30, 2021 or 2020.
The aggregate intrinsic value of options outstanding as of September 30, 2021 and December 31, 2020 was $150,739 and $36,816, respectively.
The aggregate intrinsic value for options exercised during the three and nine months ended September 30, 2021 was $11,918 and $12,410, respectively.
The aggregate intrinsic value for options exercisable as of September 30, 2021 was $73,732.
The aggregate intrinsic value was calculated based on the positive difference, if any, between the estimated fair value of the Company’s common stock on September 30, 2021 and December 31, 2020, respectively, or the date of exercise, as appropriate, and the exercise price of the underlying options.
On July 28, 2020, the Company issued 156,852 shares of its restricted common stock (“Restricted Stock Issuance”) to the founders of Prowly for a total fair value of $291 under the 2019 Plan. This Restricted Stock Issuance vests over a three-year service period, applicable to both founders. As of September 30, 2021, 51,762 shares have vested in connection with this Restricted Stock Issuance.

During the three and nine months ended September 30, 2021, the Company granted to employees RSU awards for 9,462 and 164,487 shares of Class A common stock under the 2021 Plan, respectively. The Company recorded stock-based compensation expense related to the RSU grants of $139 and $284, respectively. The Company granted no RSU awards during the nine months ended September 30, 2020; accordingly, there was no RSU compensation expense associated with this periods.
A summary of RSU activity under the Company’s 2021 Plan for the nine months ended September 30, 2021 is as follows:

	Number of Shares	Weighted-Average Grant Date Fair Value	Aggregate Fair Value
Unvested balance at January 1, 2021	—	—
Granted	164,487	11.48	$1,888
Vested	—	—
Forfeited	—	—
Unvested balance as of September 30, 2021	164,487	11.48
2021 Employee Stock Purchase Plan
The Semrush Holdings, Inc. 2021 Employee Stock Purchase Plan (the “ESPP”) was adopted by the Board on March 3, 2021 and approved by stockholders on March 15, 2021 and became effective immediately prior to the effectiveness of the Company’s registration statement in connection with its IPO. The ESPP initially reserves and authorizes the issuance of up to a total of 3,000,667 shares of Class A common stock to participating employees. The ESPP provides that the number of shares reserved and available for issuance will automatically increase each January 1, beginning on January 1, 2022 and each January 1 thereafter through January 1, 2031, by the least of (i) 1% of the outstanding number of shares of Class A and Class B common stock on the immediately preceding December 31; (ii) 3,000,667 shares or (iii) such lesser number of shares of Class A common stock as determined by the ESPP administrator. The number of shares reserved under the ESPP is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization. The Company expects to offer, sell and issue shares of common stock under the ESPP from time to time based on various factors and conditions, although the Company is under no obligation to sell any shares under the ESPP. The Company has not issued any shares of Class A common stock under the ESPP.
11.    Commitments and Contingencies
The Company leases office facilities under noncancelable operating leases that expire at various dates through 2027. In addition, the Company has multi-year commitments with data centers. Some of these lease agreements contain escalating rent payments. Rent expense is recorded on a straight-line basis. Rent expense was $994 and $2,875 for the three and nine months ended September 30, 2021, respectively. Rent expense was $1,053 and $3,218 for the three and nine months ended September 30, 2020, respectively. The Company also has non-cancelable commitments related to its data centers.

Future minimum amounts payable as of September 30, 2021, under the office facilities operating leases and data center agreements are as follows:

Operating Leases
Remainder of 2021	$1,052
2022	4,602
2023	2,956
2024	1,774
2025 and thereafter	2,938
Total minimum lease payments	$13,322
During the year ended December 31, 2020, the Company entered into leasing arrangements for certain data center equipment under non-cancelable capital leases. The leasing arrangements have terms of 36 months beginning on the date the Company accepts the installation of the equipment subject to the lease. As of December 31, 2020, the equipment had not been installed and the Company had not accepted the equipment under these leases, and as such the lease commencement date had not begun. During the nine months ended September 30, 2021, a portion of the equipment was installed and the related lease commenced. The Company is required to make total payments of $6,496 over the term of the leases which is excluded from the table above. The Company recorded $4,837 in capital leases to property and equipment, net, as of September 30, 2021 (see Note 3), which is being depreciated over the lease term of 36 months. Of the $4,837 recorded in capital leases, $1,877 of the capital lease obligation is designated as current and $2,960 is designated as non-current on the unaudited condensed consolidated balance sheet as of September 30, 2021.
In addition to the lease commitments above, the Company also has multi-year commitments with certain data providers. The Company is committed to spend approximately $1,602, $7,935, and $2,416 for the remainder of the year ending December 31, 2021, and for the years ending December 31, 2022, and 2023, respectively, for data providers.
Litigation
The Company, from time to time, may be party to litigation arising in the ordinary course of its business. The Company was not subject to any material legal proceedings during the three months ended September 30, 2021, and, to the best of its knowledge, no material legal proceedings are currently pending or threatened.
Indemnification
The Company typically enters into indemnification agreements with customers in the ordinary course of business. Pursuant to these agreements, the Company indemnifies and agrees to reimburse the indemnified party for losses suffered or incurred as a result of claims of intellectual property infringement. These indemnification agreements are provisions of the applicable customer agreement. Based on when clients first sign an agreement for the Company’s service, the maximum potential amount of future payments the Company could be required to make under certain of these indemnification agreements is unlimited. Based on historical experience and information known as of September 30, 2021, the Company has not incurred any costs for the above guarantees and indemnities.
In certain circumstances, the Company warrants that its services will perform in all material respects in accordance with its standard published specification documentation in effect at the time of delivery of the services to the customer for the term of the agreement. To date, the Company has not incurred significant expense under its warranties and, as a result, the Company believes the estimated fair value of these agreements is immaterial.
12.    Components of Other Expense, Net
The components of other expense, net, are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Foreign currency exchange loss	(57)	(26)	(66)	(296)
Other, net	(127)	(79)	(190)	102
Other expense, net	$(184)	$(105)	$(256)	$(194)
13.    Employee Benefit Plan
The Company maintains a defined contribution savings plan under Section 401(k) of the Internal Revenue Code (the “401(k) Plan”) covering all U.S. employees who satisfy certain eligibility requirements. The 401(k) Plan allows each participant to defer a percentage of their eligible compensation subject to applicable annual limits pursuant to the limits established by the Internal Revenue Service. The Company may, at the discretion of the Board, make contributions in the form of matching contributions or profit-sharing contributions. For the three and nine months ended September 30, 2021, the Company made matching contributions of $160 and $384, respectively, to the 401(k) Plan. For the three and nine months ended September 30, 2020, the Company made matching contributions of $47 and $123, respectively, to the 401(k) Plan.
14.    Segment and Geographic Information
Disclosure requirements about segments of an enterprise and related information establishes standards for reporting information regarding operating segments in annual financial statements and requires selected information of those segments to be presented in interim financial reports issued to shareholders. Operating segments are defined as components of an enterprise about which separate discrete financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Company’s chief operating decision maker is the chief executive officer. The Company and the chief executive officer view the Company’s operations and manage its business as one operating segment.
Geographic Data
The Company allocates, for the purpose of geographic data reporting, its revenue based upon the location of the customer. Total revenue by geographic area was as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Revenue:
United States	$22,317	$14,964	$61,038	$41,036
United Kingdom	5,164	3,399	14,064	9,427
Other	21,771	13,833	59,153	37,972
Total revenue	$49,252	$32,196	$134,255	$88,435

Property and equipment, net by geographic location consists of the following:

	As of
	September 30, 2021	December 31, 2020
Property and equipment, net:
United States	$6,475	$1,023
Russia	1,440	1,450
Czech Republic	425	439
Other	51	56
Total assets	$8,391	$2,968
15.     Subsequent Events
The Company has completed an evaluation of all subsequent events after the balance sheet date of September 30, 2021 through the date this Quarterly Report on Form 10-Q was filed with the SEC, to ensure that this filing includes appropriate disclosure of events both recognized in the financial statements as of September 30, 2021, and events which occurred subsequently but were not recognized in the financial statements. The Company has concluded that no subsequent events have occurred that require disclosure, except as disclosed within these financial statements and except as disclosed below.

5,000,000 Shares
Semrush Holdings, Inc.
Class A Common Stock